Exhibit 99.1

—, 2015

Dear Baxter International Inc. Shareholder:

In 2015, Baxter will separate into two premier global healthcare companies. One company, to be named Baxalta Incorporated, will focus on developing and marketing innovative biopharmaceuticals. The other, retaining the Baxter name, will focus on lifesaving medical products.

We are confident that this separation is the right action at the right time to deliver enhanced value for patients, customers, employees and shareholders.

Baxter’s BioScience and Medical Products businesses have grown and transformed in recent years. Today these businesses operate in highly competitive markets with distinct underlying fundamentals, including compelling growth prospects, investment requirements and risk profiles.

Baxter’s separation, announced March 27, 2014, will create two independent, publicly traded companies well positioned for success in a complex, evolving environment. Both will possess world-class portfolios, robust pipelines and extensive global customer bases. Both companies will generate strong cash flow and be well capitalized with strong balance sheets, investment-grade profiles and disciplined approaches to capital allocation.

Most importantly, both will enjoy substantial advantages as standalone companies, including:

•	Greater management focus on the distinct businesses of biopharmaceuticals and medical products;

•	The ability to commercialize new and existing product offerings more effectively on a global basis;

•	The ability to drive innovation and allocate necessary resources to areas presenting the highest growth potential; and

•	The flexibility to pursue aligned growth and investment strategies resulting in revenue acceleration, improved profitability and enhanced returns.

Upon separation, Baxalta will offer market-leading biopharmaceuticals for the treatment of hemophilia, a wide range of other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions. Baxter’s portfolio will include market-leading intravenous solutions and nutritional therapies, drug delivery and administration systems, premixed and other injectable drugs, inhalation anesthetics and biosurgery products. In addition, Baxter’s renal business—complemented by the recent acquisition of Gambro AB—will provide a comprehensive portfolio of products and services to treat patients with end-stage renal disease.

As a result of the separation, each Baxter shareholder will receive — share[s] of Baxalta common stock for every Baxter share of common stock held on —, 2015, the record date for the distribution. You do not need to take any action to receive the common stock of Baxalta to which you are entitled as a Baxter shareholder.

Please read the attached information statement, which is being provided to all Baxter shareholders who hold common stock on —, 2015. It describes the separation in detail and contains important information about Baxalta and the upcoming stock transaction.

Even as we prepare for the next phase of our journey, our ultimate goal remains unchanged and absolute: we are committed to working on your behalf to build long-term shareholder value in pursuit of our mission to save and sustain lives.

Sincerely,

Robert L. Parkinson, Jr.

Chairman of the Board and Chief Executive Officer

Baxter International Inc.

—, 2015

Dear Future Baxalta Incorporated Shareholder:

It is a pleasure to welcome you as a future shareholder of our new company, Baxalta Incorporated. While our company has a new name, one that celebrates and sustains our heritage as an innovator and legacy of global leadership as part of Baxter International, it also reflects a renewed commitment to pursuing and delivering on the needs of patients. We have been given a unique opportunity to create this new company, and our experienced and motivated management team is focused on maximizing value for patients, shareholders and employees.

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas like hemophilia, immunology and oncology. Our new company will pursue strategic and operational plans aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions.

Baxalta has invested significantly to build a robust and balanced pipeline of new and innovative treatments by applying internal scientific expertise utilizing current and emerging technology platforms and through a number of recent acquisitions and collaborations. The development, commercialization and penetration of these new products will be a key driver of the company’s future success.

We intend to apply to have Baxalta Incorporated common stock authorized for listing on the New York Stock Exchange under the symbol “BXLT.” We invite you to learn more about us by reviewing the enclosed information statement. We look forward to our future as a new publicly traded company and to your support as a holder of Baxalta Incorporated common stock.

As a standalone, publicly traded company, we are well positioned to execute on our strategies, new product pipeline and other opportunities. We are entering a new era in the journey to achieve our aspiration of being a premier biopharmaceuticals company, pursuing advancements that put life’s possibilities within reach for the patients and the communities we serve.

As a result of this separation, investors will now be able to evaluate the distinct fundamentals, growth prospects and performance of our new enterprise. We look forward to creating value by serving our customers, inspiring advancements that positively impact patient’s lives, and rewarding our shareholders as we begin on this new and exciting chapter.

Sincerely,

Ludwig N. Hantson, Ph.D.

Chief Executive Officer

Baxalta Incorporated

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED APRIL 10, 2015

INFORMATION STATEMENT

Baxalta Incorporated

This information statement is being furnished in connection with the distribution by Baxter International Inc. (Baxter) to its shareholders of more than 80% of the outstanding shares of common stock of Baxalta Incorporated (Baxalta), a wholly owned subsidiary of Baxter that will hold directly or indirectly the assets and liabilities associated with Baxter’s biopharmaceuticals business. To implement the distribution, Baxter will distribute more than 80% of the shares of Baxalta common stock on a pro rata basis to the Baxter shareholders in a manner that is intended to be tax-free for U.S. federal income tax purposes.

For each share of Baxter common stock held of record by you as of the close of business on —, 2015, the record date for the distribution, you will receive — share[s] of Baxalta common stock. You will receive cash in lieu of any fractional shares of Baxalta common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your shares of Baxter common stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of Baxalta common stock in connection with the separation. Shares of Baxalta common stock are expected to be distributed by Baxter to you on —, 2015. The date of distribution of the Baxalta common stock is referred to in this information statement as the “distribution date.”

No vote of Baxter shareholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send Baxter a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of Baxter common stock or take any other action to receive your shares of Baxalta common stock.

There is no current trading market for Baxalta common stock, although Baxalta expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and that “regular-way” trading of Baxalta common stock will begin on the first trading day following the completion of the distribution. Baxalta intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “BXLT.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 20.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is —, 2015.

A Notice of Internet Availability of Information Statement Materials containing instructions for how to access this information statement was first mailed to Baxter’s shareholders on or about —, 2015. This information statement will be mailed to Baxter’s shareholders who previously elected to receive a paper copy of Baxter’s materials.

Presentation of Information

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Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Baxalta assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Baxalta” and “the company” refer to Baxalta Incorporated, a Delaware corporation, and its combined subsidiaries as they will exist assuming the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. References to Baxalta’s historical business and operations refer to the business and operations of Baxter’s biopharmaceuticals business that will be transferred to Baxalta in connection with the separation and distribution. References in this information statement to “Baxter” and “Baxter International” refer to Baxter International Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

“Distribution” or “distribution” refers to the distribution of more than 80% of the shares of Baxalta common stock owned by Baxter to shareholders of Baxter as of the record date.

“Separation” or “separation” refers to the separation of the biopharmaceuticals business from Baxter and the creation of an independent, publicly traded company holding the biopharmaceuticals business through a distribution of shares of Baxalta common stock to the Baxter shareholders as of the record date.

“Spin-off” or “spin-off” refers to the contribution of property by Baxter in one or more transfers to Baxalta in exchange for Baxalta stock, Baxalta debt instruments, cash, and the assumption of certain liabilities, together with the distribution.

Trademarks, Trade Names and Service Marks

Baxalta owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Baxalta owns or has rights to use that appear in this information statement include: ADVATE, ARALAST, BUMINATE, CEPROTIN, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, KIOVIG, OBIZUR, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or trademarked in the United States and other jurisdictions. Baxalta’s rights to some of these trademarks may be limited to select markets. Each trademark, trade name or service mark of any other company appearing in this information statement is, to Baxalta’s knowledge, owned by such other company.

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Questions and Answers about the Separation and Distribution

What is Baxalta and why is Baxter separating Baxalta’s business and distributing Baxalta’s common stock?	Baxalta, which is currently a wholly owned subsidiary of Baxter, was formed to hold Baxter’s biopharmaceuticals business. The separation of Baxalta from Baxter and the distribution of Baxalta common stock are intended to provide you with equity investments in two separate, independent public companies that will be able to focus on each of their respective business strategies. Baxter and Baxalta expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Separation and Distribution—Background” and “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?	Baxter is delivering this document to you because you are a holder of record of shares of Baxter common stock. If you are a holder of shares of Baxter common stock as of the close of business on —, 2015, you are entitled to receive — share[s] of Baxalta common stock for each share of Baxter common stock that you held at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in Baxter and your investment in Baxalta after the separation.

How will the separation of Baxalta from Baxter work?	To accomplish the separation, Baxter will distribute more than 80% of the outstanding shares of Baxalta common stock to Baxter shareholders on a pro rata basis.

Why is the separation of Baxalta structured as a distribution?	Baxter believes that a tax-free distribution for U.S. federal income tax purposes of shares of Baxalta stock to the Baxter shareholders is an efficient way to separate its biopharmaceuticals business in a manner that will create long-term value for Baxter, Baxalta and their respective shareholders.

What is the record date for the distribution?	The record date for the distribution will be —, 2015.

When will the distribution occur?	It is expected that more than 80% of the shares of Baxalta common stock will be distributed by Baxter on —, 2015 to holders of record of shares of Baxter common stock at the close of business on —, 2015, the record date.

What do shareholders need to do to participate in the distribution?	Shareholders of Baxter as of the record date will not be required to take any action to receive Baxalta common stock in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Baxter common stock or take any other action to receive your shares of Baxalta common stock. Please do not send in your Baxter stock certificates. The distribution will not affect the number of outstanding shares of Baxter common stock or any rights of Baxter shareholders, although it will affect the market value of each outstanding share of Baxter common stock.

How will shares of Baxalta common stock be issued?	You will receive shares of Baxalta common stock through the same or substantially similar channels that you currently use to hold or trade shares of Baxter common stock, whether through a brokerage account or other channel. Receipt of shares of Baxalta common stock will be documented for you in substantially the same manner that you typically receive shareholder updates, such as monthly broker statements or other plan statements.

If you own shares of Baxter common stock as of the close of business on the record date, including shares owned in certificate form, Baxter, with the assistance of Computershare Trust Company, N.A. (Computershare), the settlement and distribution agent, will electronically distribute shares of Baxalta common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Your bank or brokerage firm will credit your account for the shares. For any shares of Baxter common stock that are held in your Baxter dividend reinvestment account as of the close of business on the record date, you will receive full and fractional shares of Baxalta common stock in a new Baxalta dividend reinvestment program account that will be created for you. Baxalta does not expect to issue any physical stock certificates to any shareholders, even if requested.

If I was enrolled in the Baxter dividend reinvestment program, will I automatically be enrolled in the Baxalta dividend reinvestment program?	Yes. If you elected to have your Baxter cash dividends applied toward the purchase of additional shares of Baxter common stock, the shares of Baxalta common stock you receive in the distribution will be automatically enrolled in the Baxalta dividend reinvestment program sponsored by Computershare (Baxalta’s transfer agent and registrar), unless you notify Computershare that you do not want to reinvest Baxalta cash dividends in additional shares of Baxalta common stock. For contact information for Computershare, see “Description of Baxalta’s Capital Stock—Transfer Agent and Registrar.”

How many shares of Baxalta common stock will I receive in the distribution?	Baxter will distribute to you — share[s] of Baxalta common stock for each share of Baxter common stock held of record as of the close of business on —, 2015, the record date. Based on approximately — shares of Baxter common stock outstanding as of —, 2015, and assuming a distribution of more than 80% of Baxalta’s common stock and applying the distribution ratio (without accounting for cash to be issued in lieu of fractional shares), Baxalta expects that a total of approximately — shares of Baxalta common stock will be distributed to Baxter’s shareholders and approximately — shares of Baxalta common stock will continue to be owned by Baxter. For additional information on the distribution, see “The Separation and Distribution.”

Will Baxalta issue fractional shares in the distribution?

Baxalta will not issue fractional shares of its common stock in the distribution, except for those participants in Baxalta’s dividend reinvestment program. Fractional shares, outside of the dividend investment program, that Baxter shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution?	The distribution is subject to a number of conditions, including, among others:

•	the receipt of an opinion from tax counsel or other third party advisor to Baxter to the effect that the separation and distribution and certain related transactions will qualify as tax-free to Baxter and its shareholders under Sections 355, 361 and 368 of the Internal Revenue Code of 1986, as amended (the Code);

•	the receipt of a private letter ruling from the U.S. Internal Revenue Service regarding certain U.S. federal income tax consequences of the spin-off and certain related transactions under Sections 332, 355, 361 or 368, or related provisions, of the Code;

•	the making of a $— cash distribution from Baxalta to Baxter, and the determination by Baxter in its sole discretion that following the separation Baxter will have no further liability or obligation whatsoever with respect to any of the financing arrangements that Baxalta will be entering into in connection with the separation;

•	the receipt of an opinion from an independent appraisal firm to the Baxter Board of Directors confirming the solvency and financial viability of Baxter before the distribution and each of Baxter and Baxalta after the distribution that is in form and substance acceptable to Baxter in its sole discretion;

•	the U.S. Securities and Exchange Commission (SEC) declaring effective Baxalta’s registration statement on Form 10 of which this information statement forms a part, and the making available of the information statement to all holders of record of shares of Baxter common stock as of the close of business on —, 2015, the record date;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	the shares of Baxalta common stock to be distributed shall have been accepted for listing on the New York Stock Exchange, subject to official notice of distribution; and

•	no other event or development existing or having occurred that, in the judgment of Baxter’s Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

Baxter and Baxalta cannot assure you that any or all of these conditions will be met. In addition, Baxter can decline at any time to go forward with the separation. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the distribution?	The completion and timing of the distribution are dependent upon a number of conditions. It is expected that the shares of Baxalta common stock will be distributed by Baxter on —, 2015 to the holders of record of shares of Baxter common stock at the close of business on the record date. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be met.

Can Baxter decide to cancel the distribution of Baxalta common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See the section entitled “The Separation and Distribution—Conditions to the Distribution.” Until the distribution has occurred, Baxter has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my Baxter common stock or my Baxalta common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of Baxter stock	Beginning on or shortly before the record date and continuing until the time of the distribution, it is expected that there will be two markets in shares of Baxter common stock: a “regular-way” market and an “ex-distribution” market. Shares of Baxter common stock that trade in the “regular-way” market will trade with an entitlement to shares of Baxalta common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Baxalta common stock distributed pursuant to the distribution.

If you decide to sell any shares of Baxter common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of Baxter common stock with or without your right to receive Baxalta common stock pursuant to the distribution.

Where will I be able to trade shares of Baxalta common stock?	Baxalta intends to apply to list its common stock on the New York Stock Exchange under the symbol “BXLT.” Baxalta anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date and will continue until the time of the distribution and that “regular-way” trading in Baxalta common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell shares of Baxalta common stock until the time of the distribution, but your transaction will not settle until after the distribution. Baxalta cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of shares of Baxter common stock?	Shares of Baxter common stock will continue to trade on the New York Stock Exchange after the distribution.

Will the number of shares of Baxter common stock that I own change as a result of the distribution?	No. The number of shares of Baxter common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my Baxter common stock?	Yes. As a result of the distribution, Baxter expects the trading price of shares of Baxter common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of those shares of Baxalta common stock that are not retained by Baxter. The combined trading prices of one share of Baxter common stock and one share of Baxalta common stock after the distribution may be equal to, greater than or less than the trading price of one share of Baxter common stock before the distribution.

What are the material U.S. federal income tax consequences of the contribution and the distribution?	Assuming that the spin-off qualifies as a tax-free transaction under Sections 355, 361 and 368 of the Code, Baxter shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes solely as a result of the spin-off except to the extent of any cash received in lieu of fractional shares. With respect to such cash received in lieu of a fractional share, however, you will recognize gain or loss for U.S. federal income tax purposes. For more information regarding the potential U.S. federal income tax consequences to Baxter and to you of the separation and the distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

How will I determine my tax basis in the shares of Baxalta common stock I receive in the distribution?	For U.S. federal income tax purposes, your aggregate basis in the common stock that you hold in Baxter and the new Baxalta common stock received in the distribution (including any fractional share interest in Baxalta common stock for which cash is received) will equal the aggregate basis in the shares of Baxter common stock held by you immediately before the distribution, allocated between your shares of Baxter common stock and the Baxalta common stock (including any fractional share interest in Baxalta common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of the tax basis allocation rules and the application of state, local and foreign tax laws.

What will Baxalta’s relationship be with Baxter following the distribution?

Baxalta will enter into a separation and distribution agreement with Baxter to effect the separation and provide a framework for Baxalta’s relationship with Baxter after the distribution. Baxalta and Baxter will also enter into certain other agreements, including a transition services agreement, a long term services agreement, a tax matters agreement, a manufacturing and supply agreement, an employee matters agreement, a trademark license agreement, a Galaxy license agreement, an international commercial operations agreement, a shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock and certain other commercial agreements.

These agreements will provide for the separation between Baxter and Baxalta of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of Baxter attributable to periods prior to, at and after the distribution and will govern the relationship between Baxter and Baxalta subsequent to the completion of the distribution. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Person Transactions.”

How will Baxter vote any shares of Baxalta common stock it retains?	Baxter is expected to agree to vote any shares of common stock that it retains in proportion to the votes cast by Baxalta’s other shareholders and is expected to grant Baxalta a proxy with respect to such retained shares. For additional information on these voting arrangements, see “Certain Relationships and Related Person Transactions.”

What does Baxter intend to do with any shares of Baxalta common stock it retains?	Baxter plans to dispose of all of the Baxalta common stock that it retains after the distribution, including through one or more subsequent exchanges for debt or equity, within the 18-month period following the distribution. Any shares not disposed of by Baxter during such 18-month period will be sold or otherwise disposed of by Baxter consistent with the business reasons for the retention, but in no event later than five years after the distribution.

What are Baxalta’s financing arrangements?	Immediately prior to the distribution, Baxalta intends to pay a cash dividend to Baxter of approximately $ — . Baxalta expects to fund such cash dividend with proceeds from debt financing that Baxalta anticipates arranging prior to the distribution. See “Description of Material Indebtedness.”

Who will manage Baxalta after the distribution?	Baxalta benefits from having in place a management team with an extensive background in the biopharmaceuticals business. Led by Dr. Ludwig N. Hantson, who will be Baxalta’s Chief Executive Officer after the distribution, Baxalta’s management team possesses deep knowledge of, and extensive experience in, its industry. Baxalta’s management team also will include Robert J. Hombach, Baxter’s current Chief Financial Officer who will be Baxalta’s Chief Financial Officer. For more information regarding Baxalta’s management team and leadership structure, see “Management.”

Are there risks associated with owning Baxalta common stock?	Yes. Ownership of Baxalta common stock is subject to both general and specific risks related to Baxalta’s business, the industry in which it operates, its ongoing relationships with Baxter and its status as a separate, publicly traded company. Ownership of Baxalta common stock is also subject to risks related to the separation and distribution. These risks are described in the “Risk Factors” section of this information statement beginning on page 20. You are encouraged to read that section carefully.

Does Baxalta plan to pay dividends?	Prior to completion of the distribution, the Board of Directors of Baxalta will adopt a policy with respect to the payment of dividends on Baxalta common stock following the distribution. See “Dividend Policy.”

Who will be the distribution agent, transfer agent and registrar for the Baxalta common stock?	The distribution agent, transfer agent and registrar for the Baxalta common stock will be Computershare. For questions relating to the transfer or mechanics of the stock distribution, you should contact:

Computershare

P.O. Box 30170

College Station, TX 77842-3170

(888) 359-8645

www.computershare.com/investor

How can I contact Baxter or Baxalta with any questions?	Before the distribution, if you have any questions relating to Baxter’s business performance, you should contact:

Baxter International Inc.

Investor Relations Department

One Baxter Parkway

Deerfield, Illinois 60015

Tel: 224-948-2000

www.investor.baxter.com

After the distribution, Baxalta shareholders who have any questions relating to Baxalta’s business performance should contact Baxalta at:

Baxalta Incorporated

Investor Relations

—

Tel: —

www.—.com

Information Statement Summary

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation or other information that may be important to you. To better understand the separation and distribution and Baxalta’s business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Baxalta” and “the company” refer to Baxalta and its combined subsidiaries as they will exist assuming the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. References in this information statement to “Baxter” and “Baxter International Inc.” refer to Baxter International Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

This information statement describes the businesses to be transferred to Baxalta by Baxter in the separation as if the transferred businesses were Baxalta’s businesses for all historical periods described. References in this information statement to Baxalta’s historical assets, liabilities, products, businesses or activities of Baxalta’s business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Baxter and its subsidiaries prior to the separation.

Baxalta

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions. Baxalta is also investing in new disease areas, including oncology, as well as emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions and collaborations.

Baxalta’s 2014 worldwide net sales totaled $6.0 billion, an increase of 7% over 2013 at actual foreign currency exchange rates and 8% at constant foreign currency exchange rates. In 2014, the company achieved net income from continuing operations of $1.2 billion while also incurring research and development (R&D) expenses of $820 million.

Strengths

Baxalta possesses a number of competitive advantages that distinguish the company from its competitors, including:

Differentiated portfolio of leading products. Baxalta’s portfolio consists of a number of market-leading therapies across core disease areas, particularly in hematology and immunology. Baxalta’s portfolio includes a variety of additional differentiated therapies for the treatment of bleeding disorders and chronic and acute medical conditions, including hemophilia A, hemophilia B, acquired hemophilia, inhibitor treatments, primary immunodeficiency (PID) and alpha-1 antitrypsin deficiency. The company believes that all of these treatment areas have significant growth potential, as they remain under-diagnosed and under-treated on a global basis. Baxalta intends to capitalize on this growth opportunity by increasing awareness and diagnosis, expanding access to therapies, enhancing market penetration and improving standards of care. Baxalta’s core disease therapies include:

•	ADVATE [Antihemophilic Factor (Recombinant)], the leading recombinant factor VIII (rFVIII) therapy for the treatment of children and adults with hemophilia A;

•	FEIBA [Anti-Inhibitor Coagulant Complex], a leading inhibitor management therapy;

•	GAMMAGARD LIQUID [Immune Globulin Intravenous (Human)], a liquid formulation of the antibody-replacement therapy for the treatment of immune deficiencies and certain neurological disorders; and

•	HYQVIA [Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase], an immune globulin with a recombinant human hyaluronidase for the treatment of PID in adults.

Diverse biopharmaceuticals pipeline. Building and advancing Baxalta’s existing product pipeline is a key driver of future growth. The current pipeline includes programs in hematology, oncology, immunology and biosimilars with a focus on rare diseases and areas of unmet medical need. The company has more than 20 programs under development, including those in development with collaboration partners, as it applies internal scientific expertise in addition to advancing the pipeline through a number of recent acquisitions and collaborations. Over the past year and a half, Baxalta received approval for six products in the United States (including further developments or indications of existing products), recently submitted two products for approval in the U.S., and currently has six programs, including collaborations, in late-stage clinical trials.

Worldwide commercial infrastructure and opportunity for continued geographic penetration and expansion. Baxalta’s products are sold in approximately 100 countries. Baxalta has strong and extensive sales, marketing, and distribution networks around the world to support its products. In 2014, Baxalta had sales of $2.9 billion outside of the United States, representing nearly half of Baxalta’s total sales, including sales to emerging markets of $1.2 billion, representing 20% of total sales. Continued penetration of under-diagnosed and under-treated therapies will help drive growth across selected geographies.

High-quality products and world-class manufacturing operations. Baxalta has an established heritage as a leader in quality manufacturing. Baxalta has strong, globally managed and coordinated quality control and quality assurance programs in place at its manufacturing sites, and conducts and supports internal and external inspections and audits at these sites. Baxalta’s regional and global manufacturing teams seek to ensure that all of its contract manufacturers adhere to Baxalta’s standards of manufacturing quality. The company utilizes a diversified network of proprietary manufacturing sites and contract manufacturers to maximize operational efficiencies and to help meet demand for the company’s therapies. Baxalta’s extensive manufacturing and supply chain expertise and capabilities position the company well to provide critical therapies for distribution in all major regions of the world and to meet growing demand over the long-term.

Financial flexibility to fuel future growth. Baxalta retains strong financial flexibility, freeing the company to reinvest in the business and fuel future growth. In 2014, Baxalta generated $1.4 billion in operating cash flow and spent $970 million on capital expenditures. Baxalta anticipates that its business will continue to generate sufficient cash flow to allow the company to continue to invest in its new and expanding product pipeline and other areas to support and expand its business through both capital investments and strategic initiatives, including acquisitions and collaborations.

Experienced management team with track record of successful performance. Baxalta’s management team has a strong track record of performance and execution. Dr. Ludwig N. Hantson, who has served as a Corporate Vice President and President of BioScience at Baxter since 2010, will be Baxalta’s President and Chief Executive Officer. Dr. Hantson brings with him more than 25 years of industry experience, including in executive roles, serving as regional, division and country head at several large biopharmaceutical companies, as well as in leadership positions in the areas of commercial operations, sales and marketing, and clinical research and development. Robert J. Hombach, who has served more than 25 years in various capacities at Baxter, including as Baxter’s Chief Financial Officer since 2010, will be Baxalta’s Executive Vice President, Chief Financial Officer and Chief Operations Officer.

The management team is also expected to include:

•	John Glasspool as Executive Vice President and Head of Corporate Strategy and Customer Operations, with more than 20 years of industry experience, including most recently as Baxter’s Vice President, New Therapies and Market Developments since 2012;

•	Brian Goff as Executive Vice President and President, Hemophilia & Blood Disorders, with more than 20 years of industry experience, including most recently as Global Franchise Head of Hemophilia for Baxter;

•	Anne-Marie Law as Executive Vice President and Head of Human Resources, with more than 25 years of human resources experience, including, prior to joining Baxalta, as Senior Vice President, Human Resources McKesson Specialty Health/US Oncology;

•	Ronald K. Lloyd as Executive Vice President and President, Immunology, with more than 25 years of industry experience, including most recently as Baxter’s Global Franchise Head for BioTherapeutics for Baxter;

•	David D. Meek as Executive Vice President and President, Oncology, with more than 25 years of industry experience, including, prior to joining Baxalta, as the Chief Commercial Officer of Endocyte and as Novartis Pharmaceuticals’ Region Head of Oncology for Europe;

•	John J. Orloff, M.D., as Executive Vice President and Head of Research & Development, with more than 30 years of industry and clinical experience, including, prior to joining Baxalta, as Global Head of Clinical Development at Merck Serono Pharmaceuticals;

•	Dagmar Rosa-Björkeson as Executive Vice President and President, Biosimilars, with more than 20 years of industry experience, including, prior to joining Baxalta, serving in multiple capacities at Novartis Pharmaceuticals, most recently as Vice President, Head of Multiple Sclerosis; and

•	Patrice Zagame, M.D., as Executive Vice President and President, Intercontinental, with more than 25 years of industry experience, including, prior to joining Baxalta, as Sanofi’s Country Head for Brazil.

Strategies

Baxalta is seeking to grow its business by, among other things:

Enhancing access through increasing awareness and diagnosis and improving standards of care. Baxalta is committed to supporting efforts to improve diagnosis and enhancing standards of care. A number of disease areas, such as hemophilia, primary immune deficiency (PID), multifocal motor neuropathy (MMN), alpha-1 antitrypsin deficiency, and von Willebrand disease (VWD), are currently under-diagnosed and under-treated. For example, Baxalta believes based on historical data that diagnosis rates remain well under 50% for alpha-1 antitrypsin deficiency, hemophilia A, hemophilia B and PID, and up to an estimated 50-60% for MMN. As awareness and diagnosis increases, Baxalta believes it can capitalize on its existing and developing product portfolio to address the rising demand for these areas of unmet medical need. Baxalta also seeks to differentiate itself through its commitment to increasing standards of care for its patients. As an example, in June 2014, Baxalta obtained European CE marking of myPKFiT, a new web-based individualized dosing device for prophylactic treatment of hemophilia A with ADVATE, which allows physicians to calculate personalized ADVATE treatment regimens based on patient information and individual pharmacokinetic (PK) profiles.

Further penetrating targeted emerging markets. In many emerging markets, population growth and economic development are driving increased demand for therapies such as Baxalta’s. In addition, rising standards of living and healthcare in such markets increase the global marketplace for Baxalta’s therapies. Based on the company’s diverse product portfolio and its history of successfully utilizing regional and local sales and distribution capabilities, Baxalta believes that the company is well-positioned for growth in these emerging markets. For example, Baxalta believes that it has further opportunities to expand in targeted emerging markets by reaching new customers, by introducing more of the company’s therapies into these markets and by supporting the adoption of the company’s products. Baxalta believes that the company will be able to efficiently respond to the needs of its emerging market customers and provide strong customer service and support in these markets.

Exploring additional models to partner with governments and other third parties. Baxalta is exploring alternative business models to partner with governments and other large patient care organizations to become the partner of choice, particularly in a number of emerging markets where utilization is very low. For example, in 2012 the company entered into an exclusive 20-year partnership with Hemobrás (Empresa Brasileira de Hemoderivado e Biotechnologia) to provide hemophilia patients in Brazil, the world’s third-largest hemophilia market, greater access to rFVIII therapy for the treatment of hemophilia A. The company has also entered into a 10-year contract manufacturing agreement with Sanquin Blood Supply Foundation of the Netherlands to enhance the supply of plasma-derived treatments for immune deficiencies, hemophilia, trauma and other critical conditions. These and similar measures will help to build and drive innovation and brand excellence on a global basis.

Augmenting Baxalta’s product portfolio through organic growth, acquisitions and collaborations. Baxalta intends to continue to develop and grow its product portfolio through internal research and development (R&D) as well as through external acquisitions and collaborations. These R&D efforts enable the company to deliver innovative products to address areas of unmet medical need, and enhance current therapies so they remain relevant for Baxalta’s customers. Baxalta leverages its brand leadership to position the company to capitalize on enhancing access with the introduction of new therapeutics and indications. While continuing to leverage its expertise and develop therapies in its core disease areas, Baxalta intends to further diversify its product portfolio and pipeline by shifting to therapies for diseases beyond hemophilia, such as blood disorders, liquid and solid tumors and immunologic conditions. Baxalta incurred R&D expenses of $820 million in 2014 and believes that at least seven new products in its R&D portfolio have the potential to reach the market by 2018, along with several other indications or developments with respect to existing products and geographic expansions of such products.

Baxalta also intends to continue to grow its business through acquisitions, asset purchases, in-licensing transactions, development, supply and distribution agreements and other strategic partnerships, as well as through the growth of its existing products resulting from such factors as increased awareness and diagnosis, and further penetration into emerging markets.

Baxalta has entered into several significant collaborations, alliances and other business development transactions to support its growth, including:

•

AesRx Acquisition. In June 2014, Baxalta acquired AesRx, LLC (AesRx), obtaining AesRx’s program related to the development and commercialization of treatments for sickle cell disease (SCD), including BAX 555 (f/k/a Aes-103), an investigational prophylactic treatment for SCD currently in a Phase II clinical trial as part of an ongoing collaboration with the National Institute of Health (NIH)’s National Center for Advancing Translational Sciences (NCATS) through its Therapeutics for Rare and Neglected Diseases (TRND) program.

•	Chatham Acquisition. In April 2014, Baxalta acquired Chatham Therapeutics, LLC (Chatham), gaining broad access and intellectual property rights to its gene therapy platform for the treatment of hemophilia B (BAX 335, currently in Phase I clinic trials) as well as a preclinical hemophilia A program, and the potential future application to additional hemophilia treatments.

•	Coherus Collaboration. Baxalta has established a collaboration with Coherus BioSciences, Inc. (Coherus) to develop and commercialize CHS-0214/BAX 2200, a biosimilar product candidate for ENBREL® (etanercept), indicated for the treatment of certain autoimmune deficiencies, in Europe, Canada, Brazil and other markets. This is Baxalta’s most advanced biosimilar, currently in Phase III clinical trials for rheumatoid arthritis and psoriasis. In early stage clinic trials, Coherus has demonstrated pharmacokinetic (PK) equivalence versus the innovator molecule.

•	CTI BioPharma Collaboration. Baxalta acquired rights under a worldwide licensing agreement with CTI BioPharma Corp. (f/k/a Cell Therapeutics, Inc.) (CTI BioPharma) to develop and commercialize pacritinib (BAX 2201), a novel investigational JAK2/FLT3 inhibitor that recently completed Phase III trials for myelofibrosis, a chronic, malignant bone marrow disorder, and is currently in Phase II trials for acute myeloid leukemia. Baxalta has exclusive commercialization rights for all indications outside the United States, and will jointly commercialize pacritinib in the United States with CTI BioPharma. Positive top-line results from the Phase III trials were announced in March 2015.

•	GLASSIA. In 2010, Baxalta acquired exclusive distribution and licensing rights in the United States, Australia, New Zealand and Canada to GLASSIA, the first ready-to-use liquid alpha1-proteinase inhibitor used to treat alpha-1 antitrypsin deficiency, through an agreement with Kamada Ltd. (Kamada), together with a technology transfer allowing Baxalta to implement Kamada’s related production technology.

•	HYQVIA. HYQVIA is a product consisting of human normal immunoglobulin (IG) and recombinant human hyaluronidase (licensed from Halozyme Therapeutics, Inc. in 2007). HYQVIA was approved in Europe in 2013 for adults with PID syndromes and myeloma or chronic lymphocytic leukemia (CLL) with severe secondary hypogammaglobulinemia and recurrent infections, and also in the United States in 2014 for adults with PID.

•	Merrimack Collaboration. In September 2014, Baxalta entered into an exclusive license and collaboration agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) for the development and commercialization of MM-398/BAX 2398 (nanoliposomal irinotecan injection, or nal-IRI), an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy, for all potential indications outside the United States and Taiwan. A Phase III trial has been completed, and Baxalta intends to file for approval for second-line pancreatic cancer in markets outside the United States beginning in 2015. In November 2014, FDA granted MM-398/BAX 2398 Fast Track designation for the treatment of patients with metastatic pancreatic cancer who have been previously treated with gemcitabine-based therapy. Fast Track is designed by the U.S. Food and Drug Administration (FDA) to facilitate and expedite the development and review of drugs that treat serious conditions and fill an unmet medical need.

•	Momenta Collaboration. Baxalta is collaborating with Momenta Pharmaceuticals, Inc. (Momenta) on the development and commercialization of M923/BAX 2923, a biosimilar product candidate for HUMIRA® (adalimumab), which is currently in early-stage development. In December 2014, a European clinical trial application for M923/BAX 2923 was accepted.

•	OBIZUR. In 2013, Baxalta acquired the investigational hemophilia compound and related assets from Inspiration BioPharmaceuticals, Inc. (Inspiration), as well as certain other assets, including manufacturing operations, from Ipsen Pharma S.A.S. in conjunction with Inspiration’s bankruptcy proceedings. In October 2014, OBIZUR was approved for the treatment of acquired hemophilia A in the United States and is currently under regulatory review in Europe and Canada.

•	SuppreMol Acquisition. In March 2015, Baxalta acquired SuppreMol GmbH (SuppreMol), a biopharmaceutical company based in Germany with an early-stage development portfolio of novel treatment options for autoimmune and allergic diseases, focusing on the modulation of Fc receptor signaling pathways, an immune target that could have broad applications in autoimmune disorders. SuppreMol’s pipeline includes lead candidate SM101, an investigational immunoregulatory treatment that has completed Phase 2a studies in idiopathic thrombocytopenic purpura (ITP, a disorder causing low platelet levels) and systemic lupus erythematosus (SLE, a disorder in which the immune system attacks healthy tissue).

Accessing new products and technologies through scientific partnerships. Baxalta intends to continue to expand its network of research partnerships around the globe in order to gain access to new technologies, including its relationships with universities and other public and private institutions. The transition of Baxalta’s R&D hub to Cambridge, Massachusetts, will enhance its ability to leverage expertise in the greater Boston area and forge strategic partnerships with leading biotechnology companies and academic and research institutions. In addition, Baxalta will have the ability to explore opportunities to enter into collaboration agreements and external alliances with other parties under its own standalone growth and investment strategies.

Continuing to provide high-quality products and drive manufacturing efficiencies. Baxalta is a leader in quality manufacturing. Baxalta’s global commercial and manufacturing teams collaborate on various operational efficiency initiatives, including yield improvements, procurement, site and area synergies and manufacturing support rationalization, intended to improve Baxalta’s manufacturing margins. Baxalta’s manufacturing and supply chain provide it with a flexible and scalable global platform for continued expansion, including in emerging markets.

Managing the product portfolio to maximize value. Baxalta plans to continue its investment in products with durable sales, while making adjustments as necessary to increase the value of its product portfolio. Baxalta intends to achieve this objective in a variety of ways depending on product and circumstances by, for example, identifying supply chain efficiencies, pursuing additional indications, and employing strong product lifecycle management. Baxalta believes that its approach will allow the company to maintain a strong operating margin on existing products.

Risks Related to Baxalta’s Business and the Separation

An investment in Baxalta common stock is subject to a number of risks, including risks related to the separation and distribution. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Baxalta’s Business

•	If Baxalta is unable to successfully introduce new products or fails to keep pace with advances in technology, Baxalta’s business, financial condition and results of operations could be adversely affected.

•	Baxalta is currently dependent upon its three principal products: ADVATE, FEIBA and GAMMAGARD LIQUID.

•	Issues with product quality could have a material adverse effect upon Baxalta’s business, subject Baxalta to regulatory actions and cause a loss of customer confidence in Baxalta or its products.

•	Baxalta is subject to a number of existing laws and regulations in a changing regulatory environment, non-compliance with which could adversely affect Baxalta’s business, financial condition and results of operations.

•	ADVATE and Baxalta’s other products face substantial competition in the product markets in which it operates.

•	If Baxalta is unable to successfully implement its business development strategy or expand its product portfolio through external collaborations, Baxalta’s business could suffer and Baxalta’s business, financial condition and results of operations could suffer.

•	If reimbursement for Baxalta’s current or future products is reduced or modified in the United States or abroad, its business could suffer.

Risks Related to the Separation and Distribution

•	Baxalta has no history operating as an independent company, and Baxalta’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

•	Baxalta may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may adversely affect Baxalta’s business.

The Separation and Distribution

On March 27, 2014, Baxter announced that it intended to separate its biopharmaceuticals business from its medical products business. The medical products business offers a broad portfolio of intravenous (IV) solutions and nutritional therapies, infusion pumps and administration sets, premixed and other injectable drugs, inhalation anesthetics, hospital-based biosurgery products, as well as a comprehensive portfolio of products and services to treat end-stage renal disease across the full continuum of care. The biopharmaceuticals business offers a differentiated portfolio of innovative therapies that seek to address unmet medical needs across many disease areas, including hematology, immunology and oncology.

On —, 2015, the Baxter Board of Directors approved the distribution of more than 80% of Baxalta’s issued and outstanding shares of common stock on the basis of — share[s] of Baxalta common stock for each share of Baxter common stock held as of the close of business on —, 2015, the record date.

Baxalta’s Post-Distribution Relationship with Baxter

Baxalta will enter into a separation and distribution agreement with Baxter, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, Baxalta will enter into various other agreements to effect the separation and provide a framework for its relationship with Baxter after the distribution, including a transition services agreement, a long term services agreement, a tax matters agreement, a manufacturing and supply agreement, an employee matters agreement, a trademark license agreement, a Galaxy license agreement, an international commercial operations agreement, a shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock and certain other commercial agreements. These agreements will provide for the allocation between Baxter and Baxalta of Baxter’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Baxalta’s separation from Baxter. These agreements will also govern certain relationships between Baxter and Baxalta after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Person Transactions.”

Reasons for the Separation

The Baxter Board of Directors believes that separating the biopharmaceuticals business from the remainder of Baxter is in the best interests of Baxter and its shareholders for a number of reasons, including that:

•	the separation will allow greater management focus on the distinct businesses of biopharmaceuticals and medical products by Baxalta and Baxter, respectively;

•	the separation will give each of Baxter and Baxalta the ability to commercialize new and existing product offerings more effectively on a global basis;

•	the separation will give each of Baxter and Baxalta the ability to drive innovation and allocate necessary resources to areas presenting the highest growth potential;

•	the separation will give each of Baxter and Baxalta the flexibility to pursue aligned growth and investment strategies resulting in revenue acceleration, improved profitability and enhanced returns;

•	the separation will allow each of Baxter and Baxalta to capitalize on emerging healthcare trends while enhancing operational, commercial and scientific effectiveness;

•	the separation will allow investors to separately value each of Baxter and Baxalta based on their unique investment identities, including the merits, performance and future prospects of their respective businesses, providing investors with two distinct and targeted investment opportunities;

•	the separation will allow each of Baxter and Baxalta to generate strong cash flow and be well capitalized with a strong balance sheet, an investment-grade profile and a disciplined approach to capital allocation;

•	the separation will create an independent equity structure that will afford Baxalta direct access to the capital markets and facilitate the ability to capitalize on its unique growth opportunities and effect future acquisitions using its common stock.

The Baxter Board of Directors considered a number of potentially negative factors in evaluating the separation, including risks relating to the creation of a new public company, possible increased overall costs as well as one-time separation costs, but concluded that the potential benefits of the separation outweighed these factors. For more information, see the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Corporate Information

Baxalta Incorporated was incorporated in Delaware on September 8, 2014 for the purpose of holding Baxter’s biopharmaceuticals business in connection with the separation and distribution described herein. The contribution of this business to Baxalta will begin to occur over a period of several months prior to the distribution, and Baxalta will have no operations prior to any such contribution. The address of Baxalta’s principal executive offices is —. Baxalta’s telephone number is —.

Baxalta will also maintain an Internet site at www.—.com. Baxalta’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to shareholders of Baxter who will receive shares of Baxalta common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of Baxalta’s securities. The information contained in this information statement is believed by Baxalta to be accurate as of the date set forth on its cover. Changes may occur after that date and neither Baxter nor Baxalta will update the information except in the normal course of their respective disclosure obligations and practices.

Summary Historical and Unaudited Pro Forma

Combined Financial Information

The following table sets forth summary historical financial information for the periods indicated below. The summary balance sheet data as of December 31, 2014 and 2013 and the summary statement of income data for the years ended December 31, 2014, 2013 and 2012 have been derived from Baxalta’s audited combined financial statements which are included elsewhere in this information statement.

The combined financial statements were prepared on a “carve-out” basis for purposes of presenting Baxalta’s financial position, results of operations and cash flows. Baxalta did not operate as a standalone entity in the past and accordingly the summary financial data presented herein is not necessarily indicative of Baxalta’s future performance and does not reflect what Baxalta’s financial performance would have been had the company operated as an independent publicly traded company during the periods presented.

The unaudited pro forma combined statement of income data for the period ended December 31, 2014 assumes that the separation occurred as of January 1, 2014. The unaudited pro forma combined balance sheet assumes that the separation occurred as of December 31, 2014. The pro forma adjustments are based upon available information and assumptions that Baxalta believes are reasonable. The summary unaudited pro forma condensed financial information is for illustrative and informational purposes only and does not purport to represent what the financial position or results of operations would have been if Baxalta had operated as an independent company during the periods presented or if the transactions described therein had actually occurred as of the date indicated, nor does it project the financial position at any future date or the results of operations for any future period. Please see the notes to the unaudited pro forma combined financial statements included elsewhere in this information statement for a discussion of adjustments reflected in the unaudited pro forma combined financial statements.

The summary financial information should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements and corresponding notes and the audited combined financial statements and corresponding notes included elsewhere in this information statement.

years ended December 31 (in millions)	Pro Forma 2014	2014	2013	2012
Combined Statement of Income Data:
Net sales	$	$5,952	$5,555	$5,310
Cost of sales		(2,443)	(2,329)	(2,240)

Gross margin		3,509	3,226	3,070

Selling, general and administrative expenses		(1,053)	(1,017)	(913)
Research and development expenses		(820)	(595)	(581)
Interest expense		—	—	—
Other expense, net		(104)	(1)	(15)

Income from continuing operations before income taxes		1,532	1,613	1,561
Income tax expense		(346)	(325)	(356)

Net income from continuing operations	$	$1,186	$1,288	$1,205

as of December 31 (in millions)	Pro Forma 2014	2014	2013
Combined Balance Sheet Data:
Total assets	$	$8,784	$7,742
Long-term debt[1]	$	$—	$—

[1]	Excludes capital lease obligations.

years ended December 31 (in millions)	2014	2013	2012
Other Financial Data:
Adjusted net income from continuing operations[2]	$1,585	$1,432	$1,390

[2]

Adjusted net income from continuing operations is calculated as net income from continuing operations excluding special items and is not calculated in accordance with generally accepted accounting principles (GAAP). Upfront and milestone payments related to collaborative arrangements that have been expensed as research and development (R&D) are excluded as special items because they are uncertain and often result in a different payment and expense recognition pattern than internal R&D activities. Intangible asset amortization is excluded as a special item to facilitate an evaluation of current and past operating performance, particularly in terms of cash returns, and is similar to how management internally assesses performance. Other special items are excluded because they are highly variable, difficult to predict, and of a size that may substantially impact the company’s reported operations for a period. Non-GAAP financial measures may provide a more complete understanding of the company’s operations and can facilitate a fuller analysis of the company’s results of operations, particularly in evaluating performance from one period to another. Management believes that non-GAAP earnings measures, when used in conjunction with the results presented in accordance with GAAP and the reconciliations to corresponding GAAP financial measures, may enhance an investor’s overall understanding of the company’s past financial performance and prospects for the future. Accordingly, management uses these non-GAAP measures internally in financial planning, to monitor the company’s performance, and in some cases for purposes of determining incentive compensation. The company strongly encourages investors to review its combined financial statements in their entirety and cautions investors that the non-GAAP measures used by the company may differ from similar measures used by other companies, even when similar terms are used to identify such measures.

years ended December 31 (in millions)	2014	2013	2012
Net income from continuing operations	$1,186	$1,288	$1,205
Adjustments for special items
Upfront and milestone payments to collaboration partners	217	78	113
Business optimization items	22	45	51
Change in fair value of contingent payment liabilities	124	18	—
Other-than-temporary impairment charge	45	—	—
Branded Prescription Drug Fee	26	—	—
Separation costs	56	—	—
Intangible asset amortization expense	16	16	16
Plasma-related litigation	(10)	84	—
Turkey VAT charge	—	8	—
Pension settlement charge allocated from Baxter	—	—	72
Impact of special items on income taxes	(97)	(105)	(67)

Total special items, net of tax	$399	$144	$185

Adjusted net income from continuing operations	$1,585	$1,432	$1,390

Risk Factors

You should carefully consider the following risks and other information in this information statement in evaluating Baxalta and Baxalta’s common stock. Any of the following risks could materially and adversely affect Baxalta’s results of operations or financial condition. The risk factors generally have been separated into three groups: risks related to Baxalta’s business, risks related to the separation and distribution, and risks related to Baxalta’s common stock.

Risks Related to Baxalta’s Business

If Baxalta is unable to successfully introduce new products, encounters negative developments with respect to its existing products or fails to keep pace with advances in technology, Baxalta’s business, financial condition and results of operations could be adversely affected.

Baxalta currently relies on the revenues generated from its principal products, including ADVATE, FEIBA and GAMMAGARD LIQUID. Although Baxalta has developed and continues to develop additional products for commercial introduction, the company may be substantially dependent on sales from these products for many years. Any negative developments relating to any of these products, such as safety or efficacy issues, the introduction or greater acceptance of competing products, constraints on product pricing or price increases, changes in reimbursement policies of third parties or adverse regulatory or legislative developments, may reduce Baxalta’s revenues and adversely affect the company’s results of operations.

Baxalta needs to successfully introduce new products to achieve its strategic business objectives. Product development requires substantial investment and there is inherent risk in the research and development process. A successful product development process depends on many factors, including Baxalta’s ability to properly anticipate and satisfy customer needs, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economical and timely manner and differentiate Baxalta’s products from those of its competitors. If Baxalta cannot successfully introduce new products or adapt to changing technologies, the company’s products may become obsolete and its revenue and profitability could suffer.

In 2014, Baxalta filed for regulatory approval for BAX 855 in the United States. BAX 855 is an investigational, extended half-life recombinant factor VIII (rFVIII) treatment for hemophilia A based on ADVATE. While ADVATE is expected to continue to be an important revenue-driver for the company, BAX 855 would be an alternative for patients preferring an extended half-life treatment, which allows for fewer doses and may be preferable in terms of convenience to some patients. If the company does not receive regulatory approvals for the commercialization of BAX 855, or if the company is unable to successfully execute on its plans to commercialize BAX 855, Baxalta’s future revenue growth and results of operations may be adversely affected to the extent that extended half-life and similar products otherwise adversely affect ADVATE results. Along with the risk that regulatory approvals may not be received, factors that may prevent the company from successfully meeting its plans for the launch and commercialization of BAX 855 include the availability of competitive products; any reputational damage that may result from adverse experiences or events that may occur with patients treated with BAX 855; any successful challenge with respect to rights in the company’s exclusive ownership of the PEGylation technology utilized in BAX 855; and other risks described in these “Risk Factors” related to the operation of the company’s business and the sales of products of the business.

Baxalta’s pipeline also includes additional extended half-life therapies for hemophilia A and other potential new treatments for hemophilia A and B (including gene therapy), von Willebrand disease and a recombinant treatment for patients with inhibitors, as well as treatments in other areas of unmet medical need (including oncology), each of which remains subject to additional clinical development risks in addition to the factors listed above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Research and Development” and “Business—Building a Diversified Biopharmaceuticals Pipeline” for a discussion of Baxalta’s R&D activities and product pipeline.

Issues with product quality could have a material adverse effect upon Baxalta’s business, subject Baxalta to regulatory actions and cause a loss of customer confidence in Baxalta or its products.

Baxalta’s success depends upon the quality of its products. Quality management plays an essential role in meeting customer requirements, preventing defects, improving the company’s products and services and assuring the safety and efficacy of Baxalta’s products. Baxalta’s future success depends on its ability to maintain and continuously improve its quality management program. While Baxalta has one quality system deployed globally that covers the lifecycle of its products, quality and safety issues may occur with respect to any of these products at any stage. A quality or safety issue may result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, costly litigation, refusal of a government to grant approvals and licenses, restrictions on operations or withdrawal of existing approvals and licenses. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in Baxalta or its current or future products, which may result in the loss of sales and difficulty in successfully launching new products. Additionally, Baxalta has made and continues to make significant investments in assets, including inventory and property, plant and equipment, which relate to potential new products or modifications to existing products. Product quality or safety issues may restrict the company from being able to realize the expected returns from these investments, potentially resulting in asset impairments in the future.

Unaffiliated third party suppliers provide a number of goods and services to Baxalta’s R&D, clinical and manufacturing organizations. Third party suppliers are required to comply with Baxalta’s quality standards. Failure of a third party supplier to provide compliant raw materials or supplies could result in delays, service interruptions or other quality related issues that may negatively impact Baxalta’s business results. In addition, some of the raw materials employed in Baxalta’s production processes are derived from human and animal origins, requiring robust controls to eliminate the potential for introduction of pathogenic agents or other contaminants.

Baxalta is subject to a number of existing laws and regulations, non-compliance with which could adversely affect Baxalta’s business, financial condition and results of operations, and Baxalta is susceptible to a changing regulatory environment.

As a biopharmaceutical company, Baxalta’s operations and products, and those of its customers, are regulated by numerous government agencies, both inside and outside the United States. The impact of this on Baxalta is direct to the extent the company is subject to these laws and regulations, and indirect in that in a number of situations, even though the company may not be directly regulated by specific biopharmaceutical laws and regulations, Baxalta’s products must be capable of being used by its customers in a manner that complies with those laws and regulations.

The manufacture, distribution, marketing and use of Baxalta’s products are subject to extensive regulation and scrutiny by the U.S. Food and Drug Administration (FDA) and other regulatory authorities globally. In particular, regulation of the development, manufacture, and sale of biologics (including biosimilars) may be more complex and require greater expenditures than the regulations applicable to other pharmaceutical products. Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including multiple regulatory submissions, and approvals are not certain. Baxalta’s facilities must be licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in Baxalta’s adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in Baxalta and its products, which could adversely affect the company’s sales. The requirements of regulatory authorities, including interpretative guidance, are subject to change and compliance with additional or changing requirements or interpretative guidance may subject the company to further review, result in product launch delays or otherwise increase Baxalta’s costs. For information on current regulatory issues affecting Baxalta, see “Business—Regulation.” In connection with these issues, there can be no assurance that additional costs or civil and criminal penalties will not be incurred, that additional regulatory actions with respect to the company will not occur, that the company will not face civil claims for damages from purchasers or users, that substantial additional charges or significant asset impairments may not be required, that sales of other products may not be adversely affected, or that additional regulation will not be introduced that may adversely affect the company’s operations and combined financial statements.

The sales, marketing and pricing of products and relationships that biopharmaceutical companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies. Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including the parts that relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws, is under increased focus by the agencies charged with overseeing such activities, including FDA, OIG, DOJ and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of biopharmaceutical companies. The FCPA and similar anti-bribery laws generally prohibit companies and their employees, contractors or agents from making improper payments to government officials for the purpose of obtaining or retaining business. Healthcare professionals in many countries are employed by the government and consequently may be considered government officials. Foreign governments have also increased their scrutiny of biopharmaceutical companies’ sales and marketing activities and relationships with healthcare providers and competitive practices generally. The laws and standards governing the promotion, sale and reimbursement of Baxalta’s products and those governing Baxalta’s relationships with healthcare providers and governments, including the Sunshine Act enacted under the Patient Protection and Affordable Care Act, can be complicated, are subject to frequent change and may be violated unknowingly. Baxalta has compliance programs in place, including policies, training and various forms of monitoring, designed to address these risks. Nonetheless, these programs and policies may not always protect the company from conduct by individual employees that violate these laws. Violations, or allegations of violations, of these laws may result in large civil and criminal penalties, debarment from participating in government programs, diversion of management time, attention and resources and may otherwise have a material adverse effect on Baxalta’s business, financial condition and results of operations. For more information related to Baxalta’s ethics and compliance programs, see “Business—Ethics and Compliance.” For more information related to Baxalta’s legal proceedings, see Note 14 to the audited combined financial statements.

The laws and regulations discussed above are broad in scope and subject to evolving interpretations, which could require Baxalta to incur substantial cost associated with compliance or to alter one or more of the company’s sales and marketing practices and may subject the company to enforcement actions which could adversely affect Baxalta’s business, financial condition and results of operations.

Baxalta’s products face substantial competition in the product markets in which it operates.

Baxalta faces substantial competition throughout its business from international and domestic biopharmaceutical companies of all sizes. Competition is primarily focused on cost-effectiveness, price, service, product effectiveness and quality, patient convenience, and technological innovation.

Competition may increase further as existing competitors enhance their offerings or additional companies enter Baxalta’s markets or modify their existing products to compete directly with Baxalta’s products. For example, ADVATE may face additional competition from extended half-life treatments, such as ELOCTATE® from Biogen Idec, which allow for fewer doses compared to ADVATE and may be preferable in terms of convenience to some patients. If Baxalta’s competitors respond more quickly to new or emerging technologies and changes in customer requirements, the company’s products may be rendered obsolete or non-competitive. If Baxalta’s competitors develop more effective or affordable products, or achieve earlier patent protection or product commercialization than the company does, its operations will likely be negatively affected. If Baxalta is forced to reduce its prices due to increased competition, Baxalta’s business could become less profitable. The company’s sales could be adversely affected if any of its contracts with customers (including with hospitals, treatment centers and other health care providers, distributors, GPOs and IDNs) are terminated due to increased competition or otherwise.

If Baxalta’s business development activities are unsuccessful, Baxalta’s business could suffer and Baxalta’s financial performance could be adversely affected.

As part of Baxalta’s long-term strategy, Baxalta is engaged in business development activities including evaluating acquisitions, joint development opportunities, technology licensing arrangements and other opportunities. These activities may result in substantial investment of the company’s resources. Baxalta’s success developing products or expanding into new markets from such activities will depend on a number of factors, including Baxalta’s ability to find suitable opportunities for acquisition, investment or alliance; whether Baxalta is able to complete an acquisition, investment or alliance on terms that are satisfactory to the company; the strength of the other company’s underlying technology, products and ability to execute its business strategies; any intellectual property and litigation related to these products or technology; and Baxalta’s ability to successfully integrate the acquired company, business, product, technology or research into Baxalta’s existing operations, including the ability to adequately fund acquired in-process research and development projects and to maintain adequate controls over the combined operations. Certain of these activities are subject to antitrust and competition laws, which laws could impact Baxalta’s ability to pursue strategic transactions and could result in mandated divestitures in the context of proposed acquisitions. If Baxalta is unsuccessful in its business development activities, the company may be unable to meet its financial targets and Baxalta’s financial performance could be adversely affected.

For more information on recent business development activities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Research and Development” and “Business—Strategies.”

Baxalta’s growth strategy depends upon its ability to expand its product portfolio through external collaborations, which, if unsuccessful, may adversely affect the development and sale of its products.

Baxalta intends to continue to explore opportunities to enter into collaboration agreements and external alliances with other parties, focusing on hematology, oncology and immunology. These third party collaborators may include other biopharmaceutical companies, academic and research institutions, governments and government agencies and other public and private research organizations.

These third party collaborators are often directly responsible for clinical development under these types of arrangements, and Baxalta does not have the same level of decision-making capabilities for the prioritization and management of development-related activities as it does for its internal research and development activities. Failures by these partners to meet their contractual, regulatory, or other obligations to Baxalta, or any disruption in the relationships between Baxalta and these partners, could have a material adverse effect on Baxalta’s pipeline and business. In addition, Baxalta’s collaborative relationships for research and development extend for many years and may give rise to disputes regarding the relative rights, obligations and revenues of Baxalta and its partners, including the ownership of intellectual property and associated rights and obligations. These could result in the loss of intellectual property rights or other intellectual property protections, delay the development and sale of potential pharmaceutical products, and lead to lengthy and expensive litigation or arbitration.

Long-term public-private partnerships with governments and government agencies, including in certain emerging markets, may include technology transfers to support local manufacturing capacity and technical expertise. For example, Baxalta recently became Brazil’s exclusive provider of rFVIII and will facilitate a technology transfer to support local manufacturing capacity and technical expertise. Baxalta cannot predict whether these types of transfers and arrangements will become more common in the future. These types of technology transfers and similar arrangements could have a material adverse effect on the company’s results of operations as a result of lost exclusivity with respect to certain manufacturing and technical capabilities, particularly if this model becomes widely used. Public-private partnerships are also subject to risks of doing business with governments and government agencies, including risks related to sovereign immunity, shifts in the political environment, changing economic and legal conditions and social dynamics.

For more information on Baxalta’s current pipeline, see “Business—Building a Diversified Biopharmaceuticals Pipeline.”

If reimbursement or other payment for Baxalta’s current or future products is reduced or modified in the United States or abroad, including through the implementation of government-sponsored healthcare reform or other similar actions, cost containment measures, or changes to policies with respect to pricing, taxation or rebates, then Baxalta’s business could suffer.

Sales of Baxalta’s products depend, in part, on the extent to which the costs of its products are paid by both public and private payors. These payors include Medicare, Medicaid, and private health care insurers in the United States and foreign governments and third-party payors outside the United States. Public and private payors are increasingly challenging the prices charged for pharmaceutical products and services. Baxalta may continue to experience continued downward pricing pressures from any or all of these payors which could result in a material adverse effect on its business, financial condition and operational results.

Global efforts toward healthcare cost containment continue to exert pressure on product pricing. Governments around the world use various mechanisms to control healthcare expenditures such as price controls, the formation of public contracting authorities, product formularies (lists of recommended or approved products), and competitive tenders which require the submission of a bid to sell products. Sales of Baxalta’s products are dependent, in part, on the availability of reimbursement by government agencies and healthcare programs, as well as insurance companies and other private payors. In much of Europe, Latin America, Asia and Australia, for example, the government provides healthcare at low cost to patients, and controls its expenditures by purchasing products through public tenders, collective purchasing, regulating prices, setting reference prices in public tenders or limiting reimbursement or patient access to certain products. Additionally, austerity measures or other reforms by foreign governments may limit, reduce or eliminate payments for Baxalta’s products and adversely affect both pricing flexibility and demand for its products.

For example, in the United States the Patient Protection and Affordable Care Act (PPACA), which was signed into law in March 2010, includes several provisions which impact Baxalta’s businesses in the United States, including increased Medicaid rebates and an expansion of the 340B Drug Pricing Program which provides certain qualified entities, such as hospitals serving disadvantaged populations, with discounts on the purchase of drugs for outpatient use and an excise tax on the sale of certain drugs. Baxalta may also experience downward pricing pressure as the PPACA reduces Medicare and Medicaid payments to hospitals and other providers. While it is intended to expand health insurance coverage and increase access to medical care generally, the long-term impact of the PPACA on Baxalta’s business and the demand for the company’s products is uncertain.

As a result of these and other measures, including future measures or reforms that cannot be predicted, reimbursement may not be available or sufficient to allow Baxalta to sell its products on a competitive basis. Legislation and regulations affecting reimbursement for Baxalta’s products may change at any time and in ways that may be adverse to Baxalta. Baxalta cannot predict the impact of these pressures and initiatives, or any negative effects of any additional regulations that may affect the company’s business.

The nature of producing plasma-based therapies may prevent Baxalta from timely responding to market forces and effectively managing its production capacity.

The production of plasma-based therapies is a lengthy and complex process, and Baxalta sources its plasma both externally and internally through BioLife Plasma Services L.P. (BioLife), its wholly owned subsidiary. Efforts to increase the collection of plasma or the production of plasma-based therapies may include the construction and regulatory approval of additional plasma collection facilities and plasma fractionation facilities. Baxalta is in the process of building a state-of-the-art manufacturing facility near Covington, Georgia to support growth of its plasma-based treatments, with commercial production scheduled to begin in 2018. The development of such facilities involves a lengthy regulatory process and is highly capital intensive. In addition, access to and transport and use of plasma may be subject to restrictions by governmental agencies both inside and outside the United States. As a result, Baxalta’s ability to match its collection and production of plasma-based therapies to market demand is imprecise and may result in a failure to meet market demand for its plasma-based therapies or, alternatively, an oversupply of inventory. Failure to meet market demand for Baxalta’s plasma-based therapies may result in customers transitioning to available competitive products resulting in a loss of market share or customer confidence. In the event of an oversupply, Baxalta may be forced to lower the prices it charges for some of its plasma-based therapies, close collection and processing facilities, record asset impairment charges or take other action which may adversely affect Baxalta’s business, financial condition and results of operations.

If Baxalta is unable to obtain sufficient components or raw materials on a timely basis or if it experiences other manufacturing or supply difficulties, its business may be adversely affected.

The manufacture of Baxalta’s products requires the timely delivery of sufficient amounts of quality materials. Baxalta manufactures its products in more than ten manufacturing facilities around the world. Baxalta acquires its materials from many suppliers in various countries and works closely with its suppliers to ensure the continuity of supply, but cannot guarantee these efforts will always be successful. Further, while efforts are made to diversify its sources of components and materials, in certain instances Baxalta acquires components and materials from a sole supplier. For most of its components and materials for which a sole supplier is used, Baxalta believes that alternative sources of supply exist and has made a strategic determination to use a sole supplier. In very limited instances, however, including with respect to a single material used in ADVATE and HYQVIA, Baxalta relies on sole supplier relationships for which no alternatives have currently been identified. Although Baxalta does carry strategic inventory and maintain insurance to mitigate the potential risk related to any related supply disruption, there can be no assurance that such measures will be effective. Due to the regulatory environment in which it operates, Baxalta may be unable to quickly establish additional or replacement sources for some materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect Baxalta’s ability to manufacture its products in a timely or cost-effective manner or to make product sales.

Many of Baxalta’s products are difficult to manufacture. This is due to the complex nature of manufacturing pharmaceuticals, particularly biologics, as well as the strict regulatory regimes governing the company’s manufacturing operations. Variations in the manufacturing process may result in production failures which could lead to launch delays, product shortage, unanticipated costs, lost revenues and damage to the company’s reputation. A failure to identify and address manufacturing problems prior to the release of products to the company’s customers may also result in quality or safety issues, which could result in significant recalls, remediations or other costs.

Several of Baxalta’s products are manufactured at a single manufacturing facility or stored at a single storage site. Loss or damage to a manufacturing facility or storage site due to a natural disaster or otherwise could adversely affect the company’s ability to manufacture sufficient quantities of key products or otherwise deliver products to meet customer demand or contractual requirements which may result in a loss of revenue and other adverse business consequences. Because of the time required to obtain regulatory approval and licensing of a manufacturing facility, a third party manufacturer may not be available on a timely basis to replace production capacity in the event the company loses manufacturing capacity or products are otherwise not available due to natural disaster, regulatory action or otherwise.

If Baxalta is unable to protect its patents or other proprietary rights, or if Baxalta infringes the patents or other proprietary rights of others, its competitiveness and business prospects may be materially damaged.

Patent and other proprietary rights are essential to Baxalta’s business. Baxalta’s success depends to a significant degree on its ability to obtain and enforce patents and licenses to patent rights, both in the United States and in other countries. Baxalta cannot guarantee that pending patent applications will result in issued patents, that patents issued or licensed will not be challenged or circumvented by competitors, that the patents and other intellectual property rights of Baxalta and its business partners will not be found to be invalid or that the intellectual property rights of others will not prevent the company from selling its products or from executing on its strategies.

The patent position of a biopharmaceutical company is often uncertain and involves complex legal and factual questions. Significant litigation concerning patents and products is pervasive in Baxalta’s industry. Patent claims include challenges to the coverage and validity of Baxalta’s patents on products or processes as well as allegations that Baxalta’s products infringe patents held by competitors or other third parties. A loss in any of these types of cases could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations. Baxalta also relies on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen Baxalta’s competitive positions. Third parties may know, discover or independently develop equivalent proprietary information or techniques, or they may gain access to Baxalta’s trade secrets or disclose Baxalta’s trade secrets to the public.

Although Baxalta employees, consultants, parties to collaboration agreements and other business partners are generally subject to confidentiality or similar agreements to protect the company’s confidential and proprietary information, these agreements may be breached, and the company may not have adequate remedies for any breach. In addition, Baxalta’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Baxalta’s employees, consultants, parties to collaboration agreements and other business partners use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

Furthermore, Baxalta’s intellectual property, other proprietary technology and other sensitive company data is potentially vulnerable to loss, damage or misappropriation from system malfunction, computer viruses, unauthorized access to data or misappropriation or misuse thereof by those with permitted access and other events. While the company has invested to protect its intellectual property and other data, and continues to work diligently in this area, there can be no assurance that its precautionary measures will prevent breakdowns, breaches, cyber incidents or other events. Such events could have a material adverse effect on the company’s reputation, business, financial condition or results of operations.

Misappropriation or other loss of Baxalta’s intellectual property from any of the foregoing could have a material adverse effect on the company’s competitive position and may cause it to incur substantial litigation costs.

Baxalta faces competition in the development of relationships with research, academic and governmental institutions.

Baxalta faces competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licenses to intellectual property. In addition, academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to Baxalta’s products. These companies and institutions compete with Baxalta in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to Baxalta’s programs. If Baxalta is unable to successfully compete with these companies and institutions, its business may suffer.

Baxalta is subject to risks associated with doing business globally.

Baxalta’s operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. These risks include changes in exchange controls and other governmental actions, loss of business in government and public tenders that are held annually in many cases, increasingly complex labor environments, availability of raw materials, changes in taxation, export control restrictions, changes in or violations of U.S. or local laws (including the FCPA and the United Kingdom Bribery Act), dependence on a few government entities as customers, pricing restrictions, economic and political instability (including instability as it relates to the Euro and currencies in certain emerging market countries), disputes between countries, diminished or insufficient protection of intellectual property, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection, shifts in the political environment or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect Baxalta’s global operations could have a material adverse effect on Baxalta’s business, financial condition or results of operations.

Changes in foreign currency exchange rates and interest rates could have a material adverse effect on Baxalta’s operating results and liquidity.

Baxalta generates a substantial portion of its revenue (approximately 50% of its total revenue in 2014) outside the United States. As a result, Baxalta’s financial results may be adversely affected by fluctuations in foreign currency exchange rates. Baxalta cannot predict with any certainty changes in foreign currency exchange rates or the ability of the company to mitigate these risks. Baxalta may experience additional volatility as a result of inflationary pressures and other macroeconomic factors in certain emerging market countries. Baxalta is also exposed to changes in interest rates, and the company’s ability to access the money markets and capital markets could be impeded if adverse liquidity market conditions occur. For discussion of the financial impact of foreign exchange rate and interest rate fluctuations, and the ways and extent to which Baxalta attempts to mitigate such impact, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

Changes in tax laws or exposure to additional income tax liabilities may have a negative impact on Baxalta’s operating results.

Tax policy reform continues to be a topic of discussion in the United States. A significant change to the tax system in the United States, including changes to the taxation of international income, could have a material adverse effect upon Baxalta’s results of operations. Because Baxalta operates in multiple income tax jurisdictions both inside and outside the United States, it is subject to tax audits in various jurisdictions. Tax authorities may disagree with certain positions the company has taken and assess additional taxes and related penalties. The company regularly assesses the likely outcomes of these audits in order to determine the appropriateness of its tax provision. However, the company may not accurately predict the outcome of these audits, and as a result the actual outcome of these audits may have a material adverse impact on the company’s financial results. For more information on the company’s income taxes, see Note 13 to the audited combined financial statements.

Baxalta is increasingly dependent on information technology systems, and the company’s systems and infrastructure face certain risks, including from cyber security breaches and data leakage.

Baxalta relies upon its technology systems and infrastructure. Baxalta’s technology systems are potentially vulnerable to breakdown or other interruption by fire, power loss, system malfunction, unauthorized access and other events. Likewise, data privacy breaches by employees and others with both permitted and unauthorized access to Baxalta’s systems may pose a risk that sensitive data may be exposed to unauthorized persons or to the public, or may be permanently lost. The increasing use and evolution of technology, including cloud-based computing, creates additional opportunities for the unintentional dissemination of information, intentional destruction of confidential information stored in the company’s systems or in non-encrypted portable media or storage devices. The company could also experience a business interruption, information theft of confidential information, or reputational damage from industrial espionage attacks, malware or other cyber incidents, which may compromise the company’s system infrastructure or lead to data leakage, either internally or at the company’s third-party providers or other business partners. While Baxalta has invested heavily in the protection of data and information technology and in related training, there can be no assurance that these efforts will prevent significant breakdowns, data leakages, breaches in the company’s systems or other cyber incidents that could have a material adverse effect upon the reputation, business, operations or financial condition of the company. In addition, significant implementation issues may arise as Baxalta seeks to consolidate and outsource certain computer operations and application support activities.

If Baxalta fails to attract and retain key employees Baxalta’s business may suffer.

Baxalta’s ability to compete effectively depends on its ability to attract and retain key employees, including people in senior management, research and sales and marketing. Competition for top talent in the biopharmaceuticals business can be intense. Baxalta’s ability to recruit and retain such talent will depend on a number of factors, including hiring practices of Baxalta’s competitors, compensation and benefits, work location, work environment and industry economic conditions. If Baxalta cannot effectively hire and retain qualified employees, its business could suffer.

Baxalta is subject to pending lawsuits.

Baxalta is a defendant in certain pending lawsuits and may be named as a defendant in future patent, product liability or other lawsuits, including lawsuits that may relate to its business prior to the separation. These current and future matters may result in a loss of patent protection, reduced revenue, significant liabilities and diversion of Baxalta’s management’s time, attention and resources. Given the uncertain nature of litigation generally, Baxalta is not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome in these current matters. In view of these uncertainties, the outcome of these matters may result in charges in excess of any established reserves. Protracted litigation, including any adverse outcomes, may have a material adverse impact on the business, operations or financial condition of the company. Even claims without merit could subject Baxalta to adverse publicity and require Baxalta to incur significant legal fees. See Note 14 to the audited combined financial statements for more information regarding legal proceedings involving Baxalta.

Current or worsening economic conditions may adversely affect Baxalta’s business and financial condition.

Baxalta’s ability to generate cash flows from operations could be affected if there is a material decline in the demand for the company’s products, in the solvency of its customers or suppliers, or deterioration in the company’s key financial ratios or credit ratings. Current or worsening economic conditions may adversely affect the ability of Baxalta’s customers (including governments) to pay for its products and services, and the amount spent on healthcare generally. This could result in a decrease in the demand for Baxalta’s products and services, declining cash flows, longer sales cycles, slower adoption of new technologies and increased price competition. These conditions may also adversely affect certain of Baxalta’s suppliers, which could cause a disruption in Baxalta’s ability to produce its products. In addition, global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. These conditions may also impact the stability of the Euro or other currencies in which Baxalta does business.

Although biosimilars represent a developing opportunity for Baxalta, the market has an uncertain regulatory framework, and Baxalta and its partners may not be able to successfully develop and introduce biosimilar products.

Baxalta is actively working to develop and commercialize biosimilar products, including with its partners. Significant uncertainty remains concerning both the regulatory pathway in the United States and in other countries to obtain approval of biosimilar products and the commercial pathway to successfully market and sell such products. The PPACA authorizes FDA to approve biosimilars through a more abbreviated pathway as compared to new biologics. Although in March 2015 the FDA approved the first biosimilar drug in the United States, the approval pathway for biosimilar applications remains relatively untested and is subject to ongoing guidance from FDA. Delays and uncertainties in these approval pathways may result in delays or difficulties in the approval of Baxalta’s biosimilar products by regulatory authorities, subject Baxalta to unanticipated development costs or otherwise reduce the value of the investments Baxalta has made in biosimilars. Any such delays, difficulties or unanticipated costs could impact the profitability of the company’s biosimilars products.

Even if Baxalta and its partners are able to obtain approvals from FDA or other relevant regulatory authorities, the company’s biosimilar products and partnerships may not be commercially successful and may not generate profits in amounts that are sufficient to offset the amount invested to develop such biosimilars and obtain such approvals. Biosimilar products could be subject to extensive patent clearances and patent infringement litigation, which could delay or prevent the commercial launch of a product for many years. Market success of biosimilar products will depend on demonstrating to patients, physicians and payors (such as insurance companies) that such products are safe and effective compared to other existing products and offer a more competitive price or other benefit over existing therapies. If Baxalta’s competitors develop biosimilar products more quickly or more efficiently than Baxalta does, Baxalta may not be able to effectively execute on its biosimilar strategy. Depending on the outcome of these risks, Baxalta’s sales of biosimilar products and related profitability may not meet the company’s expectations, and the company’s results of operations or financial condition could be adversely affected.

For more information on biosimilars, see “Business—Intellectual Property” and “—Regulation.”

Risks Related to the Separation and Distribution

Baxalta has no history operating as an independent company, and Baxalta’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

The historical information about Baxalta in this information statement refers to Baxalta’s business as operated by and integrated with Baxter. Baxalta’s historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Baxter. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that Baxalta would have achieved as a separate, publicly traded company during the periods presented or those that Baxalta will achieve in the future primarily as a result the following factors:

•

Prior to the distribution, Baxalta’s business has been operated by Baxter as part of its broader corporate organization, rather than as an independent company. Baxter or one of its affiliates performed various corporate functions for Baxalta, such as tax, treasury, finance, audit, risk management, legal, information technology, human resources, shareholder relations, compliance, shared services, insurance, employee benefits and compensation. Following the distribution, Baxter will continue to provide some of these functions to Baxalta, as described in “Certain Relationships and Related Person Transactions.” Baxalta’s historical and pro forma financial results reflect allocations of corporate expenses from Baxter for such functions. These allocations may not be indicative of the actual expenses Baxalta would have incurred had it operated as an independent, publicly traded company in the periods presented. Baxalta will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which Baxalta will no longer have access after its separation from Baxter. These initiatives to develop Baxalta’s independent ability to operate without access to Baxter’s existing operational and administrative infrastructure will be costly to implement. Baxalta may not be able to operate its business efficiently or at comparable costs, and its profitability may decline.

•	Currently, Baxalta’s business is integrated with the other businesses of Baxter. Baxalta is able to utilize Baxter’s size and purchasing power in procuring various goods and services and has shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although Baxalta will enter into transition agreements with Baxter, these arrangements may not fully capture the benefits Baxalta has enjoyed as a result of being integrated with Baxter and may result in Baxalta paying higher charges than in the past for these services. As a separate, independent company, Baxalta may be unable to obtain goods and services at the prices and terms obtained prior to the separation, which could decrease Baxalta’s overall profitability. As a separate, independent company, Baxalta may also not be as successful in negotiating favorable tax treatments and credits with governmental entities. This could have a material adverse effect on Baxalta’s results of operations and financial condition following the completion of the distribution.

•	Generally, Baxalta’s working capital requirements and capital for its general corporate purposes, including acquisitions, research and development and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Baxter. Following the completion of the distribution, Baxalta may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	After the completion of the distribution, the cost of capital for Baxalta’s business may be higher than Baxter’s cost of capital prior to the distribution.

•	Baxalta’s historical financial information does not reflect the issuance of any debt it may incur as part of the separation and distribution or its obligations to purchase from Baxter certain operations and assets, and assume the corresponding liabilities, of Baxalta’s business after the distribution date.

Other significant changes may occur in Baxalta’s cost structure, management, financing and business operations as a result of operating as a company separate from Baxter. For additional information about the past financial performance of Baxalta’s business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of Baxalta’s business, see “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

As Baxalta builds its information technology infrastructure and transitions its data to its own systems, Baxalta could incur substantial additional costs and experience temporary business interruptions.

After the distribution, Baxalta will install and implement information technology infrastructure to support its critical business functions, including accounting and reporting, manufacturing process control, quality and compliance systems, customer service, inventory control and distribution. Baxalta may incur temporary interruptions in business operations if it cannot transition effectively from Baxter’s existing transactional and operational systems, data centers and the transition services that support these functions as Baxalta replaces these systems. Baxalta may not be successful in implementing its new systems and transitioning its data, and it may incur substantially higher costs for implementation than currently anticipated. Baxalta’s failure to avoid operational interruptions as it implements the new systems and replaces Baxter’s information technology services, or its failure to implement the new systems and replace Baxter’s services successfully, could disrupt its business and have a material adverse effect on its profitability. In addition, if Baxalta is unable to replicate or transition certain systems, its ability to comply with regulatory requirements could be impaired.

Baxter may not satisfy its obligations under various transaction agreements that have been or will be executed as part of the separation or Baxalta may not have necessary systems and services in place when certain of the transition agreements expire.

In connection with the separation, Baxalta and Baxter will enter into a separation and distribution agreement and will enter into various other agreements, including a transition services agreement, a tax matters agreement, a long term services agreement, a manufacturing and supply agreement, an employee matters agreement, a trademark license agreement, a Galaxy license agreement, an international commercial operations agreement, a shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock and certain other commercial agreements. These agreements are discussed in greater detail in the section titled “Certain Relationships and Related Person Transactions.” Certain of these agreements will provide for the performance of services by each company for the benefit of the other for a period of time after the distribution. Baxalta will rely on Baxter to satisfy its performance and payment obligations under these agreements. If Baxter is unable to satisfy its obligations under these agreements, including its indemnification obligations, Baxalta could incur operational difficulties or losses.

If Baxalta does not have its own systems and services in place, or if Baxalta does not have agreements with other providers of these services when the transition agreements terminate, Baxalta may not be able to operate its business effectively and its profitability may decline. While Baxalta is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services Baxter currently provides to it, that effort will continue until after the separation from Baxter. Baxalta may not be successful in effectively or efficiently implementing these systems and services or in transitioning data from Baxter’s systems to Baxalta’s. These systems and services may also be more expensive or less efficient than the systems and services Baxter is expected to provide during the transition period.

Potential indemnification liabilities to Baxter pursuant to the separation agreement could materially adversely affect Baxalta.

The separation agreement with Baxter provides for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the distribution and provisions governing the relationship between Baxter and Baxalta with respect to and resulting from the separation. For a description of the separation agreement, see “Certain Relationships and Related Person Transactions—Agreements with Baxter—The Separation Agreement,” which includes additional details regarding the scope of Baxalta’s indemnification obligations. Among other things, the separation agreement provides for indemnification obligations designed to make Baxalta financially responsible for many liabilities that may exist relating to its business activities, whether incurred prior to or after the distribution pursuant to the separation agreement, including any pending or future litigation. These indemnification liabilities are intended to ensure that, as between Baxter and Baxalta, Baxalta is responsible for all liabilities assumed by it in connection with the separation, and that any liability incurred by Baxter related to Baxalta’s failure to satisfy such obligations or otherwise in respect of Baxalta’s operation of its business or any breach by Baxalta of the separation agreement or any ancillary agreement is paid by Baxalta. Baxalta’s indemnification liabilities are subject to certain limitations under certain ancillary agreements that require Baxalta to act as a service provider for the benefit of Baxter (with Baxter having similar limitations with respect to corresponding services provided to Baxalta) following the distribution, but its other indemnification obligations pursuant to the separation agreement and under other ancillary agreements are not generally subject to such limitations. If Baxalta is required to indemnify Baxter under the circumstances set forth in the separation agreement, Baxalta may be subject to substantial liabilities.

There could be significant liability if the distribution is determined to be a taxable transaction.

A condition to the spin-off is Baxter’s receipt of an opinion from KPMG LLP (KPMG) substantially to the effect that the spin-off and certain related transactions will qualify as tax-free to Baxter and its shareholders under Sections 355, 361 and 368 of the Code, except to the extent of any cash received in lieu of fractional shares of Baxalta’s common stock. Any such opinion is not binding on the U.S. Internal Revenue Service (IRS).

Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. The opinion will rely on certain facts, assumptions, representations and undertakings from Baxter and Baxalta regarding the past and future conduct of the companies’ respective businesses and other matters, which, if incomplete, incorrect or not satisfied, could alter the conclusions of the party giving such opinion.

If the spin-off ultimately is determined to be taxable, the spin-off could be treated as a taxable dividend to Baxter’s shareholders for U.S. federal income tax purposes, and Baxter’s shareholders could incur significant U.S. federal income tax liabilities. In addition, Baxter would recognize a taxable gain to the extent that the fair market value of Baxalta’s common stock exceeds Baxter’s tax basis in such stock on the date of the spin-off. For a description of the sharing of such liabilities between Baxter and Baxalta, see “Certain Relationships and Related Person Transactions—Agreements with Baxter—Tax Matters Agreement.”

Baxalta may not be able to engage in certain corporate transactions after the separation.

To preserve the tax-free treatment to Baxter of the separation and the distribution, under the tax matters agreement that Baxalta will enter into with Baxter, Baxalta is restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, it is expected that Baxalta will be prohibited, except in certain circumstances, from:

•	entering into any transaction resulting in the acquisition of above a certain percentage of its stock or substantially all of its assets, whether by merger or otherwise;

•	merging, consolidating, or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing its capital stock;

•	ceasing to actively conduct its business; and

•	taking or failing to take any action that prevents the distribution and related transactions from being tax-free.

These restrictions may limit Baxalta’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its shareholders or that might increase the value of its business. In addition, under the tax matters agreement, Baxalta will be required to indemnify Baxter against any such tax liabilities as a result of the acquisition of Baxalta’s stock or assets, even if it did not participate in or otherwise facilitate the acquisition.

After the distribution, certain of Baxalta’s executive officers and directors may have actual or potential conflicts of interest because of their previous or continuing positions at Baxter.

Because of their current or former positions with Baxter, certain of Baxalta’s initial post-distribution executive officers and directors are expected to own shares of Baxter common stock, options to purchase shares of Baxter common stock or other equity awards. Following the distribution, even though Baxalta’s Board of Directors will consist of a majority of directors who are independent, and Baxalta’s expected executive officers who are currently employees of Baxter will cease to be employees of Baxter, some Baxalta executive officers and directors will continue to have a financial interest in shares of Baxter common stock. In addition, — of Baxalta’s directors will continue serving on the Baxter Board of Directors. Continuing ownership of Baxter common stock and equity awards, or service as a director at both companies, could create, or appear to create, potential conflicts of interest if Baxalta and Baxter pursue the same corporate opportunities or face decisions that could have different implications for Baxalta and Baxter.

Baxalta may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Baxalta’s business.

Baxalta may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others:

•	greater management focus on the distinct businesses of biopharmaceuticals and medical products;

•	the ability to commercialize new and existing product offerings more effectively on a global basis;

•	the ability to drive innovation and allocate necessary resources to areas presenting the highest growth potential; and

•	the flexibility to pursue aligned growth and investment strategies resulting in revenue acceleration, improved profitability and enhanced returns.

Baxalta may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Baxalta’s business;

•	following the separation, Baxalta may be more susceptible to market fluctuations and other adverse events than if it were still a part of Baxter;

•	following the separation, Baxalta’s business will be less diversified than Baxter’s business prior to the separation; and

•	the other actions required to separate Baxter’s and Baxalta’s respective businesses could disrupt Baxalta’s operations.

If Baxalta fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial conditions, and results of operations of Baxalta could be adversely affected.

Baxalta may have received better terms from unaffiliated third parties than the terms it will receive in its agreements with Baxter.

The agreements Baxalta will enter into with Baxter in connection with the separation, including a transition services agreement, a long term services agreement, a tax matters agreement, a manufacturing and supply agreement, an employee matters agreement, a trademark license agreement, a Galaxy license agreement, an international commercial operations agreement, a shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock and certain other commercial agreements, were prepared in the context of the separation while Baxalta was still a wholly owned subsidiary of Baxter. Accordingly, during the period in which the terms of those agreements were prepared, Baxalta did not have an independent board of directors or a management team that was independent of Baxter. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Baxter and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related Person Transactions.”

After the distribution, Baxalta will have indebtedness, which could restrict the company’s ability to pay dividends and have a negative impact on the company’s financing options and liquidity position.

Immediately following the distribution, Baxalta expects to bear a total combined indebtedness for borrowed money of approximately —. The company may also incur additional indebtedness in the future. The company’s indebtedness may impose restrictions on Baxalta that could have material adverse consequences by:

•	limiting the company’s ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	limiting the company’s ability to refinance its indebtedness on terms acceptable to the company or at all;

•	imposing restrictive covenants on the company’s operations;

•	requiring the company to dedicate a significant portion of its cash flows from operations to paying the principal of and interest on its indebtedness, thereby reducing funds available for other corporate purposes; and

•	making the company more vulnerable to economic downturns and limiting its ability to withstand competitive pressures.

See “Description of Material Indebtedness.”

Challenges in the commercial and credit environment may adversely affect Baxalta’s ability to complete the separation and Baxalta’s future access to capital.

Baxalta’s ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for Baxalta’s products or in the solvency of its customers or suppliers or other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect Baxalta’s ability to access the capital markets. These conditions may adversely affect Baxalta’s ability to obtain and maintain investment grade credit ratings prior to and following the distribution.

No vote of the Baxter shareholders is required in connection with this distribution. As a result, if the distribution occurs and shareholders do not want to receive Baxalta common stock in the distribution, the sole recourse of any shareholder will be to divest all ownership of such shareholder’s Baxter common stock prior to the record date.

No vote of the Baxter shareholders is required in connection with the distribution. Accordingly, if the distribution occurs and a shareholder does not want to receive Baxalta common stock in the distribution, the only recourse will be to divest all ownership of Baxter common stock prior to the record date for the distribution.

Risks Related to Baxalta’s Common Stock

Baxalta cannot be certain that an active trading market for its common stock will develop or be sustained after the distribution, and following the distribution, Baxalta’s stock price may fluctuate significantly.

A public market for Baxalta’s common stock does not currently exist. Baxalta anticipates that on or prior to the record date for the distribution, trading of shares of its common stock will begin on a “when-issued” basis and will continue until the time of the distribution. However, Baxalta cannot guarantee that an active trading market will develop or be sustained for its common stock after the distribution. Nor can Baxalta predict the prices at which shares of its common stock may trade after the distribution. Similarly, Baxalta cannot predict the effect of the separation and distribution on the trading prices of its common stock or whether the combined market value of the shares of Baxalta’s common stock and the shares of Baxter common stock will be less than, equal to or greater than the market value of Baxter’s common stock prior to the distribution.

The market price of Baxalta’s common stock may fluctuate significantly due to a number of factors, some of which may be beyond Baxalta’s control, including:

•	actual or anticipated fluctuations in Baxalta’s operating results;

•	changes in earnings estimated by securities analysts or Baxalta’s ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	changes to the regulatory and legal environment under which Baxalta operates; and

•	domestic and worldwide economic conditions.

In addition, when the market price of a company’s common stock drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against Baxalta could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Shares of Baxalta’s common stock are or will be eligible for future sale, and substantial sales of such shares may cause the price of Baxalta’s common stock to decline.

Any sales of substantial amounts of Baxalta’s common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of Baxalta’s common stock to decline. Upon completion of the distribution, Baxalta expects that it will have an aggregate of approximately — shares of its common stock issued and outstanding on —, 2015. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the Securities Act), unless the shares are owned by one of Baxalta’s “affiliates,” as that term is defined in Rule 405 under the Securities Act. Baxalta is unable to predict whether large amounts of its common stock will be sold in the open market following the distribution. Baxalta is also unable to predict whether a sufficient number of buyers would be in the market at that time.

In addition, after completion of the distribution, Baxter will retain up to approximately —% of Baxalta’s total shares outstanding for a limited period of time. Baxter plans to dispose of all of the Baxalta common stock that it retains after the distribution. Such disposition could include one or more subsequent exchanges for debt or equity within the 18-month period following the distribution. Any shares not disposed of by Baxter during such 18-month period will be otherwise disposed of, including potentially through secondary offerings of Baxalta common stock, by Baxter consistent with the business reasons for the retention, but in no event later than five years after the distribution. It is anticipated that Baxter and Baxalta will enter into a shareholder’s and registration rights agreement with Baxter wherein Baxalta will agree, upon the request of Baxter, to use reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of Baxalta’s common stock retained by Baxter.

Dispositions of significant amounts of Baxalta’s common stock or the perception in the market that this will occur may result in the lowering of the market price of Baxalta’s common stock.

Baxalta cannot guarantee the timing, amount, or payment of any dividends on its common stock.

Prior to completion of the distribution, the Board of Directors of Baxalta will adopt a dividend policy with respect to the payment of dividends on Baxalta common stock following the distribution. The timing, declaration, amount and payment of any future dividends to shareholders will fall within the discretion of Baxalta’s Board of Directors. The Board’s decisions regarding the payment of dividends will depend on many factors, such as Baxalta’s financial condition, earnings, corporate strategy, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints, and other factors that the Board deems relevant. For more information, see “Dividend Policy.” Baxalta’s ability to pay any dividends will depend on its ongoing ability to generate cash from operations and access capital markets. Baxalta cannot guarantee that it will pay any dividends in the future or continue to pay any dividend if Baxalta commences paying dividends.

The current percentage of ownership a shareholder has in Baxalta may be diluted in the future.

In the future, the percentage ownership of a given shareholder in Baxalta may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that Baxalta will be granting to its directors, officers and employees. Baxalta’s and Baxter’s employees will have stock options, stock-settled performance share units and stock-settled restricted stock units for Baxalta’s common stock after the distribution as a result of an adjustment to their corresponding Baxter awards as described under “Executive Compensation—Effects of the Separation on Outstanding Executive Compensation Awards; Baxalta Compensation.” Baxalta anticipates its compensation committee will grant additional performance share units, restricted stock, stock options or other stock-based awards to its employees after the distribution. Such awards will have a dilutive effect on Baxalta’s earnings per share, which could adversely affect the market price of Baxalta’s common stock.

In addition, Baxalta’s amended and restated certificate of incorporation will authorize Baxalta to issue, without the approval of Baxalta’s shareholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Baxalta’s common stock respecting dividends and distributions, as Baxalta’s Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Baxalta’s common stock. For example, Baxalta could grant the holders of preferred stock the right to elect some number of Baxalta’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Baxalta could assign to holders of preferred stock could affect the residual value of the common stock.

See “Description of Baxalta’s Capital Stock.”

The public announcement of data from clinical studies or news of any developments related to Baxalta’s product pipeline may cause significant volatility in its stock price. If the development of any of Baxalta’s key pipeline products is delayed or discontinued, the company’s stock price could decline significantly.

As Baxalta evolves into a standalone company, it will be focusing efforts and resources in building a diversified pipeline of products in existing core disease areas and into new areas of unmet medical need, such as oncology. The company expects that investors may place heightened scrutiny on some of the company’s products in development when making investment decisions in Baxalta compared to historic Baxter. The announcement of data from clinical studies by the company or its collaborators or news of any developments related to the company’s key pipeline products may cause significant volatility in the company’s stock price. Furthermore, the announcement of any negative or unexpected data or the discontinuation of development of any of Baxalta’s key pipeline products, or any delay in anticipated timelines for filing for regulatory approval, could cause the company’s stock price to decline significantly. There can be no assurance that data from clinical studies will support a filing for regulatory approval or even if approved, that any of Baxalta’s key pipeline products will become commercially successful.

Certain provisions in Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Baxalta, which could decrease the trading price of Baxalta’s common stock.

Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirors to negotiate with Baxalta’s Board of Directors rather than to attempt a hostile takeover. See “Description of Baxalta’s Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law and Baxalta’s Amended and Restated Certificate of Incorporation and Bylaws” for a further description of certain of these provisions.

In addition, because Baxalta has not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that shareholders may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

Baxalta believes these provisions will protect its shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with Baxalta’s Board of Directors and by providing Baxalta’s Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make the company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that Baxalta’s Board of Directors determines is not in the best interests of Baxalta and Baxalta’s shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Certain of the agreements that Baxalta will enter into with Baxter will require Baxter’s consent to any assignment by Baxalta of its rights and obligations under the agreements. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that shareholders may consider favorable. See “Certain Relationships and Related Person Transactions” and “Description of Baxalta’s Capital Stock” for a more detailed description of these agreements and provisions.

In addition, an acquisition or further issuance of Baxalta’s stock could trigger the application of Section 355(e) of the Internal Revenue Code. For a discussion of Section 355(e), see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, Baxalta would be required to indemnify Baxter for the resulting taxes, and this indemnity obligation might discourage, delay or prevent a change of control that shareholders may consider favorable.

Cautionary Statement Concerning Forward-Looking Statements

This information statement and other materials Baxter and Baxalta have filed or will file with the SEC include, or will include, forward-looking statements. Use by Baxter and Baxalta of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent such company’s current judgment about possible future events. All statements in this information statement, in other materials Baxter and/or Baxalta have filed or will file with the SEC and in related comments by management, other than statements of historical facts, including statements about future events or financial performance, are forward-looking statements that involve certain risks and uncertainties.

These forward-looking statements may include statements with respect to accounting estimates and assumptions, litigation-related matters including outcomes, future regulatory filings and the company’s R&D pipeline, strategic objectives, credit exposure to foreign governments, potential developments with respect to credit ratings, investment of foreign earnings, estimates of liabilities including those related to uncertain tax positions, contingent payments, future pension plan contributions, costs, discount rates and rates of return, the company’s exposure to financial market volatility and foreign currency and interest rate risks, geographic expansion, business development activities, business optimization initiatives, future capital and R&D expenditures, future transactions in the company’s securities and debt issuances, the impact of healthcare reform, the sufficiency of the company’s facilities, financial flexibility, future cash flows, the adequacy of credit facilities and capitalization, tax provisions and reserves, Baxalta’s effective tax rate, the impact on the company of recent tax legislation, the timing and expected impact of the separation and all other statements that do not relate to historical facts.

These forward-looking statements are based on certain assumptions and analyses made in light of experience and perception of historical trends, current conditions, and expected future developments as well as other factors that Baxter and Baxalta believe are appropriate in the circumstances. While these statements represent Baxter and Baxalta’s current judgment on what the future may hold, and Baxter and Baxalta believe these judgments are reasonable, these statements are not guarantees of any events or financial results. Whether actual future results and developments will conform to expectations and predictions is subject to a number of risks and uncertainties, including the following factors, many of which are beyond the control of Baxter and Baxalta:

•	demand for and market acceptance of risks for and competitive pressures related to new and existing products;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, loss of confidence or declining sales;

•	future actions of FDA, EMA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, recalls, injunctions, loss of customer confidence, monetary sanctions or criminal or civil liabilities;

•	failures with respect to the company’s compliance programs;

•	global regulatory, trade and tax policies;

•	the impact of competitive products and pricing, including generic competition, drug re-importation and disruptive technologies;

•	the company’s ability to identify business development and growth opportunities and to successfully execute on its business development strategy;

•	the company’s ability to realize the anticipated benefits from its joint product development and commercialization arrangements, governmental collaborations and other business development activities or to identify and enter into additional such opportunities in the future;

•	future actions of third parties, including third-party payors, as healthcare reform and other similar measures are implemented in the United States and globally;

•	the impact of U.S. healthcare reform and other similar actions undertaken by foreign governments with respect to pricing, reimbursement, taxation and rebate policies;

•	additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payors or other elements of the company’s business;

•	fluctuations in supply and demand and the pricing of plasma-based therapies;

•	the availability and pricing of acceptable raw materials and component supply;

•	inability to create additional production capacity in a timely manner or the occurrence of other manufacturing or supply difficulties;

•	the ability to protect or enforce the company’s owned or in-licensed patent or other proprietary rights (including trademarks, copyrights, trade secrets and know-how) or patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology;

•	the company’s ability to develop and sustain relationships with institutional partners;

•	the impact of global economic conditions on the company and its customers and suppliers, including foreign governments in certain countries in which the company operates;

•	fluctuations in foreign exchange and interest rates;

•	any changes in law concerning the taxation of income, including income earned outside the United States;

•	breaches or failures of the company’s information technology systems;

•	loss of key employees or inability to identify and recruit new employees;

•	the outcome of pending or future litigation;

•	the adequacy of the company’s cash flows from operations to meet its ongoing cash obligations and fund its investment program;

•	the company’s ability to successfully develop and introduce biosimilar products;

•	Baxalta’s operations as an independent company;

•	the costs and temporary business interruptions related to the separation;

•	Baxter’s performance under various transaction agreements that will be executed as part of the separation;

•	the ability of Baxalta to transition away from the services to be provided by Baxter pursuant to the transition services agreement, manufacturing and supply agreement and other agreements with Baxter in a timely manner;

•	potential indemnification liabilities owed to Baxter after the separation;

•	the tax treatment of the distribution and the limitations imposed on Baxalta under the tax matters agreement that Baxalta will enter into with Baxter;

•	restrictions on post-separation activities in order to preserve the tax-free treatment of the separation;

•	potential conflicts of interest for certain of Baxalta’s executive officers and directors because of their previous or continuing positions at Baxter;

•	the ability of Baxalta to achieve benefits from the separation in a timely manner;

•	the incurrence of substantial indebtedness following the separation from Baxter;

•	Baxalta’s ability to access the capital markets following the separation from Baxter;

•	the timing of the initial distribution, the amount of Baxalta equity distributed in the initial distribution or changes to the timing of the subsequent disposal of the equity retained by Baxter;

•	failure of the “regular-way,” “ex-distribution” or “when issued” markets to develop or other unexpected reactions to the distribution in the capital markets;

•	the nature of the dividend policy established by the Board of Directors of Baxalta; and

•	other factors identified elsewhere in this information statement including the risk factors described herein under the section entitled “Risk Factors.”

Consequently, all of the forward-looking statements made in this information statement are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected consequences to or effects on Baxter, Baxalta or their respective subsidiaries or businesses or operations. Neither Baxter nor Baxalta undertake any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Information Statement Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “The Separation and Distribution,” which contain forward-looking statements.

Dividend Policy

Prior to completion of the distribution, the Board of Directors of Baxalta will adopt a policy with respect to the payment of dividends on Baxalta common stock following the distribution. The timing, declaration, amount of, and payment of any dividends following the separation by Baxalta is within the discretion of its Board of Directors and will depend upon many factors, including Baxalta’s financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants associated with certain of Baxalta’s debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by Baxalta’s Board of Directors.

Capitalization

The following table sets forth Baxalta’s capitalization as of December 31, 2014 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in Baxalta’s unaudited pro forma financial information. The information below is not necessarily indicative of what Baxalta’s capitalization would have been had the separation, distribution and related financing transactions been completed as of December 31, 2014. In addition, it is not indicative of Baxalta’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Baxalta’s combined financial statements and notes included elsewhere in this information statement.

As of December 31, 2014
(in millions)	Actual	Pro Forma
Cash and cash equivalents	$—	$

Debt:
Short-term borrowings	$—	$
Long-term debt	—
Total debt[1]	$—	$

Equity:
Common stock, par value $0.01 per share	$—	$
Additional paid-in capital	—
Net parent company investment	6,180
Accumulated other comprehensive loss	(433)
Total Capitalization	$5,747	$

[1]	Total debt excludes capital lease obligations.

Baxalta has not yet finalized its post-distribution capitalization. Pro forma financial information reflecting Baxalta’s post-distribution capitalization will be included in a later amendment to this information statement.

Unaudited Pro Forma Combined Financial Statements

The following unaudited pro forma combined financial statements consist of an unaudited pro forma combined statement of income for the year ended December 31, 2014 and an unaudited pro forma condensed combined balance sheet as of December 31, 2014.

The unaudited pro forma financial statements illustrate the financial impacts of the separation and the related transactions described below. The unaudited pro forma balance sheet gives effect to the separation and related transactions described below as if they had occurred on December 31, 2014. The unaudited pro forma combined statement of income for the year ended December 31, 2014 assumes that the separation and related transactions described below had occurred as of January 1, 2014.

The unaudited pro forma combined balance sheet and statement of income have been derived from Baxalta’s historical audited combined annual financial statements included elsewhere in this information statement and have been adjusted to give effect to the following items related to the separation and the associated transactions:

•	the contribution by Baxter to Baxalta, pursuant to the separation agreement, of the assets and liabilities that comprise Baxalta’s business;

•	the expected transfer, to Baxalta upon separation, of various corporate and other assets and liabilities not included in Baxalta’s historical combined balance sheet;

•	the incurrence of $— of debt at an interest rate of —% and a cash distribution of $— to Baxter;

•	the issuance of approximately — shares of Baxalta’s common stock; and

•	the impact of the manufacturing and supply agreement, the transition services agreement, and other commercial agreements between Baxter and Baxalta and the provisions contained therein.

The unaudited pro forma combined financial statements are for informational purposes only and do not purport to represent what Baxalta’s financial position and results of operations actually would have been had the separation and related transactions occurred on the dates indicated, or to project Baxalta’s financial performance for any future period. The unaudited pro forma combined financial statements are based on information and assumptions, which are described in the accompanying notes.

The Baxalta historical financial information, which was the basis for the unaudited pro forma combined financial statements, was prepared on a carve-out basis as Baxalta was not operated as a separate, independent company for the periods presented. Accordingly, such financial information reflects an allocation of certain corporate costs for corporate administrative services, including general corporate expenses related to tax, treasury, finance, audit, risk management, legal, information technology, human resources, shareholder relations, compliance, shared services, insurance, employee benefits and incentives and stock-based compensation. These historical allocations may not be indicative of Baxalta’s future cost structure; however, the pro forma results have not been adjusted to reflect any potential changes associated with Baxalta being an independent public company as such amounts are estimates that are not factually supportable.

The unaudited pro forma combined financial statements reported below should be read in conjunction with the section herein entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical audited combined annual financial statements and the corresponding notes included elsewhere in this information statement.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

(in millions, except share and per share data)	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$5,952	$157	(A)	$
Cost of sales	(2,443)	(140)	(A)(H)

Gross margin	3,509	17

Selling, general and administrative expenses	(1,053)	36	(B)(H)
Research and development expenses	(820)	2	(H)
Interest expense	—		(C)
Other expense, net	(104)

Income from continuing operations before income taxes	1,532	55
Income tax expense	(346)	(17)	(D)

Net income from continuing operations	$1,186	$38		$

Earnings per share
Basic	N/A		(E)
Diluted	N/A		(F)

Weighted-average shares outstanding
Basic	N/A		(E)
Diluted	N/A		(F)

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2014

(in millions)	Historical	Pro Forma Adjustments			Pro Forma
Current Assets
Cash and cash equivalents	$—	$		(G)(J)	$
Accounts and other current receivables, net	960
Inventories	1,960
Other current assets	388

Total current assets	3,308

Property, Plant and Equipment, Net	4,192

Other	1,284		108	(J)(H)

Total assets	$8,784		$108		$

Current Liabilities
Accounts payable	$484	$			$
Accrued liabilities	1,160

Total current liabilities	1,644

Long-Term Liabilities	1,393		373	(G)(H)

Equity
Common stock	—			(I)
Additional paid-in capital	—			(I)
Net parent company investment	6,180		(126)
Accumulated other comprehensive loss	(433)		(139)	(H)

Total equity	5,747		(265)

Total liabilities and equity	$8,784		$108		$

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(A)	Reflects the effect of the manufacturing and supply agreement that Baxalta and Baxter will enter into in connection with the separation. The revenue adjustment of $157 million reflects the additional revenue that Baxalta would have recorded for product manufactured and sold to Baxter during 2014 under the manufacturing and supply agreement. Pricing under this agreement will reflect Baxalta’s costs plus a profit on certain steps of the manufacturing process. The cost of sales adjustment of $156 million reflects the impact of costs incurred to manufacture certain products for Baxter as well as the incremental costs that Baxalta would have recorded during 2014 for purchases of other products from Baxter under the manufacturing and supply agreement. Historically, inventory transfers between Baxter and Baxalta were recorded at cost.

(B)	Reflects $20 million for the difference in costs to be incurred by Baxalta for the services to be provided by Baxter under the transition services agreement.

(C)	Reflects interest expense related to approximately $— in debt that Baxalta expects to incur in connection with the separation and amortization of deferred debt issuance costs. Based on Baxalta’s currently expected debt rating, the interest rate on the debt is expected to be approximately —%. Interest expense was calculated assuming constant debt levels throughout the periods. Interest expense may be higher or lower if Baxalta’s actual interest rate or credit ratings change. A 1/8% change to the annual interest rate would change net income by $— million on an annual basis.

(D)	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates.

(E)	The number of Baxalta shares used to compute basic earnings per share is based on the number of shares of Baxalta common stock assumed to be outstanding on the record date, based on the number of Baxter common shares outstanding on —, assuming a distribution ratio of — share[s] of Baxalta common stock for each share of Baxter common stock held as of the close of business on the record date.

(F)	The number of shares used to compute diluted earnings per share is based on the number of basic shares of Baxalta common stock as described in note E above, plus incremental shares assuming the exercise of dilutive outstanding equity awards.

(G)	Reflects the incurrence of approximately $— in debt and the distribution of $— cash to Baxter.

(H)	Reflects $373 million of additional liabilities related to the net retirement obligations that are expected to be transferred to Baxalta and $108 million of associated deferred tax assets. The transfer would have reduced operating expenses by $34 million ($16 million in cost of sales, $16 million in selling, general and administrative expenses, and $2 million in research and development expenses) for the year ended December 31, 2014.

(I)	On the distribution date, Baxter’s net investment in Baxalta will be re-designated as Baxalta Shareholders’ Equity and will be allocated between common stock and additional paid in capital based on the number of shares of Baxalta common stock outstanding at the distribution date.

(J)	Reflects debt issuance costs incurred and capitalized.

Selected Historical Combined Financial Data

The Baxalta selected combined income statement data for the years ended December 31, 2014, 2013 and 2012 and the selected combined balance sheet data as of December 31, 2014 and 2013 have been derived from Baxalta’s audited combined financial statements, which are included elsewhere in this information statement. The Baxalta selected combined balance sheet data as of December 31, 2012 has been derived from Baxalta’s audited combined financial statements. The Baxalta unaudited combined income statement data for the year ended December 31, 2011 has been derived from Baxalta’s unaudited combined financial statements. The Baxalta unaudited combined income statement data for the year ended December 31, 2010 and the unaudited combined balance sheet data as of December 31, 2011 and 2010 have been carved out from the underlying financial records of Baxter.

The unaudited combined financial statement data has been prepared on a basis consistent with which Baxalta’s audited combined financial statements have been prepared and in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data.

The historical combined financial statements have been prepared on a “carve-out” basis for the purpose of presenting the company’s historical financial position, results of operations and cash flows. Baxalta did not operate as a standalone entity in the past and accordingly the selected financial data presented herein is not necessarily indicative of the company’s future performance and does not reflect what the company’s performance would have been had Baxalta operated as an independent publicly traded company during the periods presented.

The selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Unaudited Pro Forma Combined Financial Statements” and the corresponding notes included elsewhere in this information statement.

as of or for the years ended December 31 (in millions)	2014	2013	2012	2011	2010
Combined Statement of Income Data
Net sales	$5,952	$5,555	$5,310	$5,218	$4,831
Net income from continuing operations	$1,186	$1,288	$1,205	$1,344	$1,225

Combined Balance Sheet Data
Total assets	$8,784	$7,742	$6,194	$5,425	$5,204
Long-term capital lease obligations	$275	$14	$5	$6	$6

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion should be read in conjunction with the audited combined financial statements and the corresponding notes and the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

On March 27, 2014, Baxter announced its plan to separate into two independent publicly traded companies, one focused on lifesaving medical products and the other focused on developing and marketing innovative biopharmaceuticals. For purposes of the following discussion, Baxalta refers to the biopharmaceuticals business of Baxter prior to the separation. To accomplish this separation, Baxter created a new company, Baxalta Incorporated, to be the parent company for the biopharmaceuticals business. Baxalta Incorporated was incorporated in Delaware on September 8, 2014 and is currently a wholly owned subsidiary of Baxter. To effect the separation, Baxter will make a pro rata distribution of more than 80% of Baxalta Incorporated’s common stock to Baxter’s shareholders. The distribution is subject to a number of conditions, including the receipt of an opinion from a third party advisor to the effect that, among other things, the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes. See “The Separation and Distribution” section of this information statement for additional details on these conditions. After the distribution, Baxalta Incorporated will operate as an independent, publicly-traded company.

EXECUTIVE OVERVIEW

Company Overview

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions. Baxalta is also investing in new disease areas, including oncology, as well as emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions and collaborations.

Financial Results Overview

				Percent change
years ended December 31 (in millions)	2014	2013	2012	2014	2013
Net sales	$5,952	$5,555	$5,310	7%	5%
Net income from continuing operations	$1,186	$1,288	$1,205	(8%)	7%

Baxalta’s global net sales totaled approximately $6.0 billion in 2014, an increase of 7% over 2013. Sales in the United States totaled $3.0 billion in 2014, an increase of 5% over 2013 and international sales totaled more than $2.9 billion, an increase of 9% over 2013. Net sales of the company’s largest product category, Hemophilia, increased 7% driven by strong demand for ADVATE. Net sales of Inhibitor Therapies grew 14% due to increased demand for FEIBA. BioTherapeutics and Immunoglobulin Therapies net sales growth in 2014 was 9% and 4%, respectively, reflecting increased sales of albumin products and GAMMAGARD LIQUID, as well as the launch of HYQVIA in the United States in late 2014. In 2013, net sales growth of 5% was driven by Hemophilia, which increased 6% over 2012 driven by increased global demand for ADVATE. Net sales of the Inhibitor Therapies product category also increased 6% in 2013 due to strong global demand for FEIBA. Refer to the “Results of Operations” section below for further discussion regarding the company’s sales.

The company’s net income from continuing operations was $1.2 billion in 2014 as compared to $1.3 billion in 2013 and $1.2 billion in 2012. The decrease in 2014 was driven by special items, including research and development (R&D) charges in 2014 of $217 million for both upfront and milestone payments related to collaborative arrangements. Special items are further discussed in the “Results of Operations” section below. Excluding the impact of special items, net income from continuing operations increased 11% in 2014 as compared to 2013 due to increased sales, an improvement in gross margin percentage and increased income from equity method investments. Excluding the impact of special items, net income from continuing operations increased 3% in 2013 as compared to 2012 driven by an increase in sales partially offset by increased investments in the R&D pipeline.

The company’s net cash provided from operations was $1.4 billion in 2014, $1.5 billion in 2013 and $1.4 billion in 2012. The decrease in 2014 reflected increased R&D investments, including milestone payments to collaboration partners, and an increase in tax-related items. Capital expenditures totaled $970 million, $797 million, and $521 million in 2014, 2013, and 2012, respectively. The increases in capital expenditures in 2014 and 2013 reflected efforts to add capacity to meet long-term expected demand growth for the company’s products, and were driven by continued progress in the construction of the company’s new manufacturing facility in Covington, Georgia. Refer to the “Liquidity and Capital Resources” section below for further discussion regarding the company’s cash flows.

Key Commercial Highlights

The company continues to grow global sales of ADVATE through expansion into new markets and continued penetration into existing markets. The company has now received reimbursement approval in China and additional regulatory approvals for ADVATE in Russia and Turkey in 2014, and it is now approved in over 60 countries. In 2014, the company also received multi-year tender awards for ADVATE in the U.K. and in Australia. The company obtained U.S. approval in 2014 for BAXJECT III, a needleless reconstitution system for ADVATE allowing patients to prepare their treatment with fewer steps compared to the previous process, and has filed for approval in Europe. European CE marking of myPKFiT, a web-based individualized dosing device for prophylactic treatment of hemophilia A with ADVATE, was also obtained in 2014. The device allows physicians to calculate personalized ADVATE treatment regimens based on patient information and individual pharmacokinetic profiles.

During 2014, the company made advances in its 20-year public-private partnership with Hemobrás, which the company entered into in 2012. The partnership provides hemophilia patients in Brazil with increased access to ADVATE. ADVATE sales in Brazil exceeded $100 million during 2014, and approximately 40% of the Brazil hemophilia market has been converted to recombinant factor VIII therapy as of the end of 2014. Baxalta is Brazil’s exclusive provider of recombinant factor VIII and will facilitate a technology transfer to support local manufacturing capacity and technical expertise. Following completion of the technology transfer, Baxalta will receive royalties on recombinant factor VIII product produced by Hemobrás over the duration of the partnership.

FEIBA, the company’s inhibitor bypass therapy, was approved by the Food and Drug Administration (FDA) for routine prophylactic use in the United States in late 2013, and other markets in 2014, driving increased demand. FEIBA is used to prevent or reduce the frequency of bleeding episodes in patients with hemophilia A or B who have developed inhibitors.

The company’s immunoglobulin therapy product offerings, including GAMMAGARD LIQUID, demonstrate strong clinical performance and the company believes there is significant growth potential as the products are used to treat several indications which remain under-diagnosed and under-treated on a global basis. To meet estimated long-term demand growth, the company has made progress in enhancing its overall capacity across its manufacturing network, as well as in the construction of a state-of-the-art manufacturing facility in Covington, Georgia, which is expected to begin commercial production in 2018.

Within the BioTherapeutics product category, FLEXBUMIN 5% was approved by the FDA in 2014, expanding the FLEXBUMIN product portfolio. FLEXBUMIN is the first and only preparation of human albumin to be packaged in a flexible container, which now includes both 5% in a 250 mL solution and 25% in 50 and 100 mL solutions. The flexible container weighs less, requires less storage space and has a lower risk of breakage compared to glass containers of equal volume.

The company’s long-term prospects are influenced by the ability to successfully launch new products and therapies. Recent new product launches include:

•	RIXUBIS: Within the Hemophilia product category, the company received FDA approval for RIXUBIS for the treatment of adults in 2013 and for pediatric use in 2014. The company has also recently received European approval of RIXUBIS for both adult and pediatric use. RIXUBIS is a recombinant based therapy for the treatment of hemophilia B. The product was introduced in the U.S. market in late 2013, with launches in several international markets expected to follow.

•	HYQVIA: Within the Immunoglobulin Therapies product category, HYQVIA, a differentiated subcutaneous immunoglobulin treatment, received European regulatory approval in 2013 for treatment of adults with primary and secondary immunodeficiency syndromes, and U.S. regulatory approval in 2014 for the treatment of adults with primary immunodeficiency syndrome. HYQVIA was first launched in certain European markets in late 2013 and in the United States in late 2014.

•	OBIZUR: Within the Inhibitor Therapies product category, OBIZUR received regulatory approval in the United States in 2014 for the treatment of patients with acquired hemophilia A. Baxalta recorded its first commercial sale of OBIZUR in the United States in late 2014.

Research and Development

Baxalta continues to make substantial investments in R&D in support of its ongoing proprietary research programs and through collaborations with third parties for the development of new products and therapies. R&D expenses were $820 million, or 14% of global net sales, during 2014. The company believes its R&D pipeline will provide a catalyst for future growth. R&D expenses primarily relate to programs in hematology, oncology, immunology and biosimilars with a focus on rare diseases and areas of unmet medical need.

The company’s overall R&D strategy includes the continued pursuit of collaborations and partnerships with third parties that are developing new products and therapies. These collaborations generally involve the company obtaining commercialization rights from third parties in exchange for an upfront payment upon execution of the agreement and potential future payments related to the achievement of development, regulatory approval or commercial milestones, as well as royalties. The collaboration arrangements include joint steering committees with representatives from both parties. The company’s significant collaborative arrangements include an agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) for the development and commercialization of all potential indications of MM-398, including pancreatic cancer, in most markets outside the United States; an agreement with Coherus Biosciences, Inc. (Coherus) for the development and commercialization of a biosimilar to ENBREL® (etanercept) in Europe, Canada, Brazil and other markets outside the United States along with first refusal rights for other biosimilars under development; an agreement with CTI BioPharma Corp. (f/k/a Cell Therapeutics, Inc.) (CTI BioPharma) for the development and commercialization of pacritinib for all indications including the treatment of myelofibrosis and acute myeloid leukemia; and an agreement with Momenta Pharmaceuticals, Inc. (Momenta) for the development and commercialization of biosimilars. The company recorded R&D expenses associated with upfront and milestone payments to collaboration partners of $217 million, $78 million, and $113 million during 2014, 2013, and 2012, respectively. Refer to Note 4 to the audited combined financial statements for additional details on the company’s significant collaborative arrangements. As part of its strategy to further develop its pipeline, Baxalta also makes equity investments in companies developing high-potential technologies to accelerate innovation and growth for the company.

Baxalta has also acquired several companies in recent years with R&D projects that align with Baxalta’s therapeutic areas of focus. In 2015, the company acquired SuppreMol GmbH for consideration of approximately $225 million, obtaining its early-stage research programs related to treatment options for autoimmune and allergic diseases. In 2014, the company acquired AesRx, LLC (AesRx) for consideration of $80 million, obtaining AesRx’s research program for sickle cell disease treatments. Also in 2014, Baxalta acquired Chatham Therapeutics, Inc. (Chatham) for consideration of $147 million, obtaining its gene therapy programs related to treatments of hemophilia.

In September 2014, the company announced it was forming a new global innovation and R&D center in Cambridge, Massachusetts, which positions the company to accelerate innovation by building on its pipeline in core areas of expertise, strengthen and build upon R&D collaborations with partners in new and emerging biotechnology areas, and optimize R&D productivity while enhancing patient care globally.

The company’s R&D pipeline includes projects in the preclinical or exploratory phase through late-stage clinical trials or pending regulatory approval. The following are several key projects currently in late-stage clinical trials or pending regulatory approval:

•	BAX 111: a recombinant therapy providing a pure von Willebrand disease factor with customized dosing. Baxalta filed for approval in the United States in December 2014 based on positive results in a clinical trial involving on-demand therapy for patients with severe von Willebrand disease.

•	BAX 817: a recombinant factor VIIa for the treatment of acute bleeding episodes in hemophilia A or B patients with inhibitors. In March 2015, the company announced positive results from its Phase III clinical trial evaluating the safety and efficacy of BAX 817.

•	BAX 855: an investigational, extended half-life, recombinant factor VIII treatment for hemophilia A. The company submitted for regulatory approval in the United States in December 2014.

•	CHS-0214/BAX 2200: a biosimilar to ENBREL® (etanercept) that is indicated for the treatment of autoimmune deficiencies in Europe, Canada, Brazil and other markets. This is Baxalta’s most advanced biosimilar, currently in Phase III clinical trials for rheumatoid arthritis and psoriasis, and in early stage clinical trials has demonstrated pharmacokinetic (PK) equivalence versus the innovator molecule. This program is part of a collaboration agreement with Coherus.

•	20% GAMMAGARD LIQUID SubQ: a higher-potency immunoglobulin therapy offering patients faster infusions with less volume. The company has completed Phase III enrollment in the European Union and the United States, and expects to file for approval in 2015.

•	MM-398/BAX 2398: an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy. A Phase III trial has been completed, and Baxalta intends to file for approval for second-line pancreatic cancer in markets outside the United States beginning in 2015. This program is part of a collaboration agreement with Merrimack. In November 2014, FDA granted MM-398/BAX 2398 Fast Track designation for the treatment of patients with metastatic pancreatic cancer who have been previously treated with gemcitabine-based therapy.

•	Pacritinib (BAX 2201): a novel investigational JAK2/FLT3 inhibitor that recently completed Phase III clinical trials for its primary indication, the treatment of myelofibrosis, a chronic, malignant bone marrow disorder. This program is part of a collaboration agreement with CTI BioPharma. Positive top-line results from the Phase II trials were announced in March 2015.

The company also incurs R&D expenses in support of regulatory filings, lifecycle management activities on existing products, and on infrastructure and management of the company’s overall research and development initiatives.

Key Factors Affecting Results of Operations

Separation from Baxter

The company has not previously operated as an independent, standalone company, but rather as a part of a larger group of companies controlled by Baxter. There are limitations inherent in the preparation of all carve-out financial statements due to the fact that the company’s business was previously part of a larger organization. The basis of preparation included in the combined financial statements provides a detailed description of the treatment of historical transactions. The company’s net income has been most notably impacted by the following consequences of carve-out accounting and the planned separation:

•	Baxter utilizes a centralized treasury management system and cash or debt were not allocated to Baxalta in the carve-out financial statements. In connection with the separation, the capital structures of both companies will be re-aligned on or before the distribution date, resulting in Baxalta incurring debt and having adequate cash to fund its operations. The indebtedness will cause Baxalta to record interest expense in future periods. Any additional borrowings entered into in the future will increase interest expense.

•	The combined statements of income include an allocation to the company from Baxter for the services provided by various Baxter functions including, but not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The amounts of these allocations may not necessarily be indicative of the similar costs the company will incur as an independent, standalone company. The total amount allocated to Baxalta from Baxter was $538 million, $596 million, and $594 million, in 2014, 2013 and 2012, respectively.

•	The company has incurred certain one-time separation costs, which are primarily associated with the design and establishment of Baxalta as a standalone public company. Included in results of operations during 2014 are $56 million of pre-tax separation costs. The company expects to incur additional separation costs both before and after the separation, certain of which may be capitalized in relation to operating infrastructure such as information technology.

•	Income tax expense is computed on a separate company basis, as if operated as a standalone entity or a separate entity or a separate consolidated group in each material jurisdiction in which the company operates. As a result of potential changes to the company’s business model and potential future tax planning, income tax expense included in the combined financial statements may not be indicative of the company’s future expected tax rate.

•	Concurrent with the separation, Baxalta will enter into a contract manufacturing agreement with Baxter whereby Baxalta and Baxter will produce certain products for one another at agreed upon terms. As products were historically transferred at cost between Baxter and the businesses that comprise Baxalta, these contract manufacturing agreements will result in changes to both sales and cost of goods sold in future periods.

Discontinued Operations

The company completed the divestiture of its commercial vaccines business in 2014 and recorded an after-tax gain of $417 million, which is reported in income from discontinued operations. The company entered into a separate agreement to sell the remainder of the vaccines business, which includes certain R&D programs, in December 2014, and expects to complete the divestiture in the second quarter of 2015. The operating results of the vaccines business have been reflected as discontinued operations for all periods presented. Refer to Note 17 to the combined financial statements for additional information regarding the presentation of the vaccines business. Unless otherwise stated, financial results discussed herein reflect continuing operations.

RESULTS OF OPERATIONS—Years ended December 31, 2014, 2013 and 2012

Special Items

The following table provides a summary of the company’s special items and the related impact by line item on the company’s results of operations for 2014, 2013, and 2012.

years ended December 31 (in millions)	2014	2013	2012
Gross Margin
Intangible asset amortization expense	$(16)	$(16)	$(16)
Business optimization items[1]	(1)	(5)	(19)

Total Special Items	$(17)	$(21)	$(35)

Impact on Gross Margin Ratio	(0.3 pts )	(0.4 pts )	(0.7 pts)

Selling, General and Administrative Expenses
Plasma related litigation	$(10)	$84	$—
Business optimization items[1]	—	16	16
Separation costs	43	—	—
Branded Prescription Drug Fee	26	—	—
Turkey VAT charge	—	8	—
Pension settlement charge allocated from Baxter	—	—	72

Total Special Items	$59	$108	$88

Impact on Selling, General and Administrative Expense Ratio	1.0 pts	1.9 pts	1.7 pts

Research and Development Expenses
Business optimization items[1]	$21	$24	$16
Upfront and milestone payments to collaboration partners	217	78	113
Separation costs	13	—	—

Total Special Items	$251	$102	$129

Other Expense, Net
Change in fair value of contingent payment liabilities	$124	$18	$—
Other-than-temporary impairment charge	45	—	—

Total Special Items	$169	$18	$—

Income Tax Expense
Impact of special items	$(97)	$(105)	$(67)

Total Special Items	$(97)	$(105)	$(67)

Impact on Effective Tax Rate	0.7 pts	(2.9 pts )	(0.5 pts)

Total Special Items, net of tax	$399	$144	$185

[1]	Includes a portion allocated from Baxter related to shared activities or functions.

Intangible asset amortization expense is identified as a special item to facilitate an evaluation of current and past operating performance, particularly in terms of cash returns, and is similar to how management internally assesses performance. Upfront and milestone payments related to collaborations that have been expensed as R&D are uncertain and often result in a different payment and expense recognition pattern than internal R&D activities and therefore are typically treated as special items. Refer to the “Research and Development Expenses”

caption below for additional information regarding the company’s upfront and milestone payments to collaboration partners. Additional special items are identified above because they are highly variable, difficult to predict, and of a size that may substantially impact the company’s reported operations for a period. The special items identified in the periods presented above reflect the portions of special items reported by Baxter that were attributable to Baxalta. Management believes that providing the separate impact of the above items on the company’s GAAP (generally accepted accounting principles) results, when used in conjunction with the results presented in accordance with GAAP, may provide a more complete understanding of the company’s operations and can facilitate a fuller analysis of the company’s results of operations, particularly in evaluating performance from one period to another.

The company’s results in 2014, 2013 and 2012 were impacted by costs associated with the company’s execution of certain strategies to optimize its organizational structure. These actions included streamlining the company’s international operations, rationalizing its manufacturing facilities, improving its general and administrative infrastructure, and re-aligning or cancelling certain R&D activities and programs. The company recorded net pre-tax charges related to business optimization initiatives, including a portion allocated from Baxter, of $22 million, $45 million, and $51 million in 2014, 2013, and 2012, respectively, which impacted cost of sales, selling, general and administrative expenses and R&D expenses. The 2014 net business optimization charge included adjustments of $12 million, including a portion allocated from Baxter, for reserves that are no longer probable of being utilized.

The company recorded legal related charges in selling, general and administrative expenses during 2013 totaling $84 million for class-action litigation associated with pricing of plasma-derived therapies, $10 million of which was reversed in 2014 following the settlement of the plasma-related litigation.

The company recorded losses in other expense, net of $124 million in 2014 and $18 million in 2013 resulting from increases in the fair value of a contingent payment liability associated with the acquisition of OBIZUR and related assets from Inspiration BioPharmaceuticals, Inc. and Ipsen Pharma S.A.S. (Inspiration / Ipsen).

In 2014, cost of sales, selling, general and administrative expenses and R&D expenses included separation costs totaling $56 million related to expenses incurred to prepare Baxalta to operate as an independent, standalone public company. Selling, general, and administrative expenses in 2014 also included a charge of $26 million to account for an additional year of the Branded Prescription Drug Fee in accordance with final regulations issued by the Internal Revenue Service. Other expense, net in 2014 included a $45 million other-than-temporary impairment charge to write-down the company’s investment in the common stock of Onconova Therapeutics, Inc. (Onconova) to its fair value.

In 2013, selling, general and administrative expenses included an $8 million charge related to VAT matters in Turkey. In 2012, the company recorded charges within selling, general and administrative expenses of $72 million related to pension settlements in the United States that were allocated from Baxter.

Income tax expense in 2014, 2013 and 2012 included the net tax benefit from the special pre-tax items discussed above. In addition, income tax expense in 2013 included a benefit of $34 million related to the reversal of accruals for uncertain tax positions in Switzerland.

Net Sales

				Percent change
				At actual currency rates		At constant currency rates
years ended December 31 (in millions)	2014	2013	2012	2014	2013	2014	2013
United States	$3,016	$2,861	$2,687	5%	6%	5%	6%
International	2,936	2,694	2,623	9%	3%	11%	3%

Total net sales	$5,952	$5,555	$5,310	7%	5%	8%	5%

Foreign currency fluctuations unfavorably impacted the net sales growth rate by one percentage point in 2014 as compared to 2013 primarily due to the strengthening of the U.S. Dollar relative to several currencies, including the Japanese Yen. Foreign currency fluctuations did not have a significant impact on the 2013 net sales growth rate as compared to 2012 as the favorable impact of a weaker U.S. Dollar relative to the Euro was offset by the unfavorable impact of a stronger U.S. Dollar relative to the Japanese Yen.

The table below presents sales results for Baxalta’s four product categories. The commentary beneath discusses growth drivers at constant currency rates.

				Percent change
				At actual currency rates		At constant currency rates
years ended December 31 (in millions)	2014	2013	2012	2014	2013	2014	2013
Hemophilia
United States	$1,281	$1,214	$1,141	6%	6%	6%	6%
International	1,703	1,571	1,486	8%	6%	11%	7%

Total	$2,984	$2,785	$2,627	7%	6%	8%	7%

Immunoglobulin Therapies
United States	$1,272	$1,227	$1,161	4%	6%	4%	6%
International	405	388	422	4%	(8%)	7%	(8%)

Total	$1,677	$1,615	$1,583	4%	2%	5%	2%

Inhibitor Therapies
United States	$219	$196	$179	12%	9%	12%	9%
International	525	456	435	15%	5%	17%	6%

Total	$744	$652	$614	14%	6%	15%	7%

BioTherapeutics
United States	$244	$224	$206	9%	9%	9%	9%
International	303	279	280	9%	0%	10%	(1%)

Total	$547	$503	$486	9%	3%	10%	3%

Total net sales	$5,952	$5,555	$5,310	7%	5%	8%	5%

Hemophilia includes sales of recombinant and plasma-derived hemophilia products (primarily factor VIII and factor IX).

•	Sales growth in both 2014 and 2013 was driven by strong global demand for the recombinant factor VIII therapy, ADVATE, including increased shipments to Brazil as part of the company’s exclusive partnership with Hemobrás. Globally, growth in ADVATE contributed approximately 8 percentage points and 6 percentage points to the Hemophilia net sales growth rate in 2014 and 2013, respectively. Additionally, the launch of RIXUBIS in late 2013 contributed approximately 1 percentage point to the 2014 Hemophilia growth rate.

The company expects growth in the Hemophilia product category to moderate in 2015 due to expected increased competition from new entrants including a competitor that launched an extended half-life recombinant factor VIII therapy in the United States during the third quarter of 2014. The company submitted a Biologics License Application for BAX 855, the company’s own investigational extended half-life factor VIII treatment for hemophilia A, to the FDA in the fourth quarter of 2014 following positive topline results from the phase III clinical trial. In addition, the company expects long-term growth in the Hemophilia product category, driven by strong underlying global demand, further penetration in markets outside the United States, new multi-year tenders, and the launch of new therapies in the coming months and years across a variety of geographies, including BAX 855.

Immunoglobulin Therapies includes sales of the company’s antibody-replacement immunoglobulin therapies.

•	Sales increased in 2014 primarily due to increased demand in the United States for GAMMAGARD LIQUID and continued penetration into certain emerging markets, partially offset by lower net pricing in the United States due to shifts in channel mix and increased customer incentives. Globally, GAMMAGARD LIQUID contributed approximately 2 percentage points to the Immunoglobulin Therapies growth rate in 2014. HYQVIA, a differentiated subcutaneous immunoglobulin therapy for the treatment of primary immunodeficiency syndrome, was launched in the United States in the second half of 2014 and contributed approximately 2 percentage points to the 2014 growth rate. In 2013, sales increased primarily due to improved product availability and accelerated demand for GAMMAGARD LIQUID, particularly in the United States. Sales growth in 2013 was partially offset by lower international sales as a result of the impact from exiting certain markets due to previous supply constraints. Globally, GAMMAGARD LIQUID contributed 3 percentage points to the Immunoglobulin Therapies growth rate in 2013.

To support expected long-term demand for the company’s immunoglobulin therapies, including HYQVIA, Baxalta is expanding its capacity across its network, including an external collaboration with Sanquin Blood Supply Foundation of the Netherlands and construction of a new manufacturing facility in Covington, Georgia.

Inhibitor Therapies include sales of the company’s products to treat patients with congenital hemophilia A or B who have developed inhibitors as well as patients that have developed acquired hemophilia A due to an inhibitor.

•	Sales growth in 2014 was driven by strong global demand for the company’s plasma-based inhibitor bypass therapy, FEIBA. Strong demand in the United States was due in part to increased prophylactic use, which was approved by the FDA in late 2013. International sales growth was driven by continued prophylactic use and continued penetration into emerging markets. Sales growth in 2013 was primarily due to higher volumes in Europe driven in part from increased prophylactic use, as well as increased volumes in the United States. FEIBA contributed nearly all of the 15 percentage points and 7 percentage points of Inhibitor Therapies net sales growth rate in 2014 and 2013, respectively.

The company received U.S. regulatory approval for OBIZUR, a recombinant porcine factor VIII therapy for the treatment of acquired Hemophilia A, in October 2014. OBIZUR was launched in the United States in late 2014 and will contribute to future growth of the Inhibitor Therapies product category.

BioTherapeutics includes sales of the company’s plasma-based therapies to treat alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute blood-related conditions.

•	Sales increased during 2014 primarily due to increased demand for the company’s albumin products within the United States and several emerging markets. Partially offsetting was lower albumin sales in China due to licensure delays that impacted shipments in the first half of 2014. Globally, albumin products contributed 10 percentage points to the BioTherapeutics net sales growth rate in 2014. In 2013, sales growth was primarily due to improved product availability and accelerated demand of albumin and Alpha-1 treatments in the United States.

Expenses and Expense Ratios

				Change
years ended December 31 (as a percent of net sales)	2014	2013	2012	2014	2013
Gross margin	59.0%	58.1%	57.8%	0.9 pts	0.3 pts
Selling, general and administrative expense ratio	17.7%	18.3%	17.2%	(0.6 pts)	1.1 pts

Gross Margin

The special items identified above had an unfavorable impact of 0.3, 0.4 and 0.7 percentage points on the gross margin percentage in 2014, 2013, and 2012, respectively. Refer to the “Special Items” caption above for additional details.

Excluding the impact of the special items, gross margin percentage improved in 2014 as compared to 2013 driven by growth in higher margin products, including ADVATE and FEIBA, and lower pension expense allocated from Baxter partially offset by an unfavorable impact from foreign currency fluctuations.

Excluding the impact of the special items, the gross margin percentage in 2013 was unchanged compared to 2012. Growth in higher margin products, including ADVATE and FEIBA, was offset by government austerity measures that negatively impacted selling prices of certain products in select markets, the realization of additional costs associated with the modification and ramp-up of production at the company’s Los Angeles fractionation facilities and the impact of increased pension expense allocated from Baxter.

Selling, General and Administrative Expenses

The special items identified above had an unfavorable impact of 1.0, 1.9 and 1.7 percentage points on the selling, general, and administrative expense ratio in 2014, 2013, and 2012, respectively. Refer to the “Special Items” caption above for additional detail.

Excluding the impact of the special items, the selling, general and administrative expense ratio increased in 2014 compared to 2013 and in 2013 compared to 2012. Select investments and spending on marketing and promotional programs for new launches and initiatives were the primary drivers in both periods. Partially offsetting in both periods was leverage from higher sales, savings from the company’s business optimization initiatives and continued focus on controlling discretionary spending. Pension expense allocated from Baxter had a favorable impact in 2014 as compared to 2013 and an unfavorable impact in 2013 as compared to 2012.

Following the separation, the composition of Baxalta’s selling, general and administrative expenses will change. The company will no longer receive an allocation of costs from Baxter associated with certain corporate or other functions and will incur costs associated with operating as a standalone public company. As a result, selling, general and administrative expenses and the selling, general and administrative expense ratio included in or calculated from the company’s results of operations prior to the separation may not be indicative of the company’s expenses or ratio following the separation. Refer to Note 16 to the combined financial statements for additional information regarding allocated costs from Baxter.

Pension Plan Costs

For pension plans in Austria, Baxalta has been deemed to be the sole sponsor. Within the United States and other countries, Baxalta employees participate in pension plans sponsored by Baxter. Baxalta records pension expense related to its employees that participate in any of these plans. Baxalta’s results of operations also include an allocation from Baxter, which includes pension costs associated with corporate, shared, or inactive employees. In aggregate, excluding the impact of U.S. pension obligation settlement charges in 2012 allocated from Baxter, costs associated with pension plans decreased $33 million in 2014 and increased $23 million in 2013. The decrease in 2014 as compared to 2013 was driven by a decrease in amortization of actuarial losses. The increase in 2013 compared to 2012 was primarily driven by lower interest rates used to discount the plans’ projected benefit obligations and an increase in amortization of actuarial losses.

Business Optimization Items

The company has implemented certain business optimization initiatives in an effort to streamline its international operations, rationalize its manufacturing facilities, enhance its general and administrative infrastructure and re-align or cancel certain R&D activities and programs.

In 2014, the company recorded net pre-tax business optimization charges from continuing operations of $22 million. The net pre-tax business optimization charges in 2014 included $12 million of adjustments for reserves that are no longer probable of being utilized, including a portion allocated from Baxter. The savings from these actions will impact primarily cost of sales. The company expects annualized pre-tax savings of approximately $7 million when these programs are fully implemented in 2016.

The company has previously recognized business optimization charges of $45 million and $51 million in 2013 and 2012, respectively, associated with initiatives that the company estimates have resulted in annualized pre-tax savings of approximately $51 million as of December 31, 2014. The company expects additional annualized pre-tax savings of approximately $21 million when these programs are fully implemented in 2016. The savings from these actions impact cost of sales, selling, general and administrative expenses and R&D expenses. Refer to Note 6 to the combined financial statements for further information regarding business optimization items.

Research and Development Expenses

				Percent change
years ended December 31 (in millions)	2014	2013	2012	2014	2013
Discovery, clinical and lifecycle management	$340	$289	$261	18%	11%
Upfront and milestone payments to collaboration partners	217	78	113	178%	(31%)
Other research and development expenses	263	228	207	15%	10%

Total research and development expenses	$820	$595	$581	38%	2%

Discovery, clinical and lifecycle management R&D expenses consist of costs supporting specific R&D projects, including those in the exploratory or preclinical phase, those in early-or late-stage clinical trials, as well as those pending regulatory approval or supporting development of products that have already obtained regulatory approval. The increase in discovery, clinical and lifecycle management R&D expenses in 2014 as compared to 2013 was primarily due to an increase in expenses supporting the development of BAX855, the company’s extended half-life recombinant factor VIII therapy for Hemophilia A which was submitted for regulatory approval in the United States in December 2014, and biosimilars. Partially offsetting were lower expenses associated with the company’s Alzheimer’s program, which was suspended in 2013 following a Phase III trial which did not meet its primary endpoint. The increase in discovery, clinical and lifecycle management R&D expenses in 2013 as compared to 2012 was driven by an increase in expenses supporting the development of BAX 855, biosimilars and OBIZUR, as well as an increase in expenses supporting continued development of marketed products. OBIZUR was approved and launched in the United States in 2014. Partially offsetting was lower expenses associated with the company’s Alzheimer’s program.

Upfront and milestone payments to collaboration partners in 2014 of $217 million consisted of payments to Merrimack related to the development of MM-398, a pancreatic cancer drug candidate, to Coherus related to the development of a biosimilar to ENBREL® (etanercept), to CTI BioPharma related to the development of pacritinib, and to Momenta related to the development of biosimilars. Upfront and milestone payments to collaboration partners in 2013 of $78 million consisted primarily of payments to Coherus and CTI BioPharma. Upfront and milestone payments to collaboration partners in 2012 of $113 million consisted of payments to Chatham related to the development of potential treatments for hemophilia utilizing proprietary gene therapy technology, to Onconova related to the development of rigosertib, and to Momenta.

Other research and development expenses include costs not directly attributable to individual projects and include depreciation and other facility-based expenses, medical and regulatory affairs functions, pharmacovigilance, other infrastructure and management costs supporting multiple projects, business optimization charges, and separation costs. Business optimization charges reported in R&D expenses were $21 million in 2014, $24 million in 2013, and $16 million in 2012 as further discussed above under the “Business Optimization Items” caption. Separation costs reported in R&D expenses were $13 million in 2014. Excluding the impact of business optimization charges and separation costs, other research and development expenses increased in 2014 as compared to 2013 primarily due to investments the company made in its medical affairs function. In 2013 as compared to 2012, other research and development expenses increased in support of a number of key projects in the company’s R&D pipeline and geographic expansion.

Other Expense, Net

Other expense, net was $104 million in 2014, $1 million in 2013, and $15 million in 2012. During 2014 and 2013, other expense, net included losses of $124 million and $18 million, respectively, resulting from increases in the fair value of a contingent payment liability associated with the acquisition of OBIZUR and related assets from Inspiration / Ipsen. Other expense, net also included income from equity method investments of $64 million and $23 million in 2014 and 2013, respectively, which primarily represented distributions from funds that sold portfolio companies as well as gains from the sale of certain investments. Also included in other expense, net during 2014 was a $45 million other-than-temporary impairment charge to write-down the company’s investment in the common stock of Onconova to its fair value.

Income Taxes

Effective Income Tax Rate

The effective income tax rate was 22.6% in 2014, 20.1% in 2013, and 22.8% in 2012. The company’s effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes and foreign taxes that are different than the U.S. federal statutory rate. The average foreign effective tax rate on international pre-tax income was 5.4%, 5.3%, and 7.8% for the years ended December 31, 2014, 2013 and 2012, respectively. The company’s average foreign effective tax rate was lower than the U.S. federal statutory rate as a result of the impact of tax incentives in Switzerland and certain other tax jurisdictions outside of the United States, as well as foreign earnings in tax jurisdictions with lower statutory rates than the United States. In addition, as discussed further below, the company’s effective income tax rate can be impacted in each year by discrete factors or events. Refer to Note 13 to the combined financial statements for further information regarding the company’s income taxes.

The company’s effective income tax rate in 2014 increased as compared to 2013 due primarily to an increase in the company’s annual fee on Branded Prescription Pharmaceuticals Manufacturers and Importers, which is not deductible for federal income tax purposes, a change to the earnings mix from lower tax to higher tax rate jurisdictions, and a reduction in uncertain tax position benefits.

The company’s effective income tax rate in 2013 decreased as compared to 2012 due primarily to the reduction of uncertain tax positions for matters that have been settled by the taxing authorities as well as a law change allowing for a credit for research and experimental activities which previously expired in 2012. Partially offsetting was a change to the earnings mix from lower tax to higher tax rate jurisdictions compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Baxalta has historically participated in Baxter’s centralized treasury management including centralized cash pooling and overall financing arrangements. Baxalta has generated and expects to continue to generate positive cash flow from operations. Net cash used for financing activities in the historical periods primarily reflect changes in Baxter’s investment in Baxalta. Baxalta has not reported cash or cash equivalents on its balance sheet for the periods presented due to its participation in Baxter’s centralized treasury management.

Subsequent to the separation, Baxalta will no longer participate in cash management and funding arrangements with Baxter. Baxalta’s ability to fund its operations and capital needs will depend on its ongoing ability to generate cash from operations and access to capital markets. Baxalta believes that its future cash from operations, anticipated third party financing to be entered into or incurred in connection with the separation and access to capital markets will provide adequate resources to fund its future cash flow needs. Baxalta’s principal uses of cash in the future will be primarily to fund its operations, working capital needs, capital expenditures, repayment of borrowings and strategic investments.

A significant portion of the company’s net cash provided from operations is generated within the United States, allowing the company to indefinitely reinvest a portion of its foreign earnings in jurisdictions outside of the United States. The company believes its U.S. cash flows from operations together with repatriations of foreign earnings that are not deemed permanently invested are adequate to meet its ongoing cash flow obligations in the United States.

Historical Cash Flow Trends

The company’s historical cash flows reflect both continuing and discontinued operations.

years ended December 31 (in millions)	2014	2013	2012
Net cash provided from operations	$1,373	$1,548	$1,408
Net cash used for investing activities	(501)	(977)	(697)
Net cash used for financing activities	(872)	(571)	(711)

Change in cash and cash equivalents	$—	$—	$—

Net Cash Provided From Operations

The company has generated significant cash flows from operations in each of the last three years.

Net cash provided from operations decreased in 2014 as compared to 2013 as the impact of sales growth was more than offset primarily by an increase in tax-related items, increased payments to collaboration partners upon the achievement of R&D related milestones, and the settlement of the company’s plasma-related litigation in 2014.

Net cash provided from operations increased by $140 million in the year ended December 31, 2013 as compared to 2012. The growth in net cash provided from operations was driven primarily by growth in the company’s sales and operating results.

Net Cash Used For Investing Activities

The company’s net cash used for investing activities decreased in 2014 as compared to 2013 due primarily to a cash inflow of $639 million from the sale of the commercial vaccines business partially offset by a $173 million increase in capital expenditures. Capital expenditures drove the increase in cash used for investing activities in 2013 as compared to 2012.

Capital expenditures during 2014, 2013 and 2012 were $970 million, $797 million and $521 million, respectively. The increase in capital expenditures in 2014 as compared to 2013 was driven by the construction of the company’s Covington, Georgia manufacturing facility, in which commercial production is expected to begin in 2018. Capital expenditures associated with the Covington, Georgia facility as well as the construction of a new manufacturing facility in Singapore drove the increase in 2013 as compared to 2012. The company started commercial production of ADVATE in its Singapore facility in 2014, and expects to continue investing in the facility to add capacity for other products, including BAX 855 upon regulatory approval.

Cash outflows for acquisitions, net of cash acquired was $197 million during the year ended December 31, 2014, and $163 million during each of the years ended December 31, 2013 and 2012. During 2014, cash outflows for acquisitions, net of cash acquired included $100 million for an upfront collaboration payment to Merrimack, $70 million for the acquisition of Chatham and $15 million for the acquisition of AesRx. During 2013, cash outflows for acquisitions, net of cash acquired primarily included a payment of $60 million related to a collaboration agreement with and investment in CTI BioPharma, $51 million for the acquisition of OBIZUR and related assets from Inspiration / Ipsen and $30 million related to an upfront collaboration payment to Coherus. In 2012, cash outflows for acquisitions, net of cash acquired primarily included a $50 million investment in and a $50 million upfront collaboration payment to Onconova and upfront collaboration payments of $33 million and $30 million related to agreements with Momenta and Chatham, respectively. Refer to Note 4 to the combined financial statements for additional information regarding the company’s acquisitions and collaboration agreements.

Net Cash Used For Financing Activities

Baxter has historically used a centralized approach to cash management and financing of its operations. As a result, the company has not reported cash and cash equivalents on its combined balance sheets. Net cash used for financing activities in all periods presented primarily reflected net transactions with Baxter.

Concentrations of Credit Risk

Baxalta engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal and Italy. As of December 31, 2014 and December 31, 2013, the company’s net accounts receivable from the public sector in these countries totaled $88 million and $146 million, respectively.

Contractual Obligations

As of December 31, 2014, the company had contractual obligations, excluding accounts payable and accrued liabilities, payable or maturing in the following periods:

(in millions)	Total	Less than one year	One to three years	Three to five years	More than five years
Capital lease obligations, including current maturities and interest(a)	$370	$1	$40	$31	$298
Operating leases	218	43	72	45	58
Other long-term liabilities(b)	1,019	—	89	42	888
Purchase obligations(c)	1,058	426	431	146	55

Contractual obligations	$2,665	$470	$632	$264	$1,299

(a)	Interest payments on capital lease obligations are calculated for future periods using interest rates in effect at the end of 2014. The projected payments only pertain to obligations outstanding at December 31, 2014.

(b)	Other long-term liabilities include long-term obligations recorded on the company’s combined balance sheet as of December 31, 2014 that are not presented separately within the table above. They include the fair value of contingent payment liabilities associated with acquisitions, deferred tax liabilities and the company’s recorded pension obligations.

The company projected the timing of the future cash payments of its other long-term liabilities based on contractual maturity dates (where applicable) and estimates of the timing of payments (for liabilities with no contractual maturity dates). The actual timing of payments could differ from the estimates.

(c)	Includes the company’s significant contractual unconditional purchase obligations. For cancelable agreements, any penalty due upon cancellation is included. These commitments do not exceed the company’s projected requirements and are in the normal course of business. Examples include firm commitments for raw material purchases, utility agreements and service contracts.

In addition to amounts in the table above, the company is contractually obligated to pay third parties upon the achievement of development, regulatory and commercial milestones, as well as potential royalty payments, associated with its collaboration agreements. The company’s obligations associated with these arrangements have not been incurred and as such have not been recorded on the company’s combined balance sheet. Potential future milestone payments associated with the company’s collaborations was approximately $2.3 billion as of December 31, 2014, which excludes potential royalty payments. Of the potential $2.3 billion, the company anticipates less than $400 million of potential milestone payments will become payable in 2015. Also excluded from the table above is the company’s unfunded commitment at December 31, 2014 of $32 million as a limited partner in multiple investment companies, in which the timing of future payments is uncertain. The long-term liability relating to gross unrecognized tax benefits of $99 million at December 31, 2014 has been excluded from the table above due to the uncertainty related to the timing of the reversal.

The table above excludes obligations from financing arrangements that the company expects to enter into at or prior to the separation.

Off-Balance Sheet Arrangements

Baxalta periodically enters into off-balance sheet arrangements. Certain contingencies arise in the normal course of business, and are not recorded in the combined balance sheet in accordance with GAAP (such as contingent joint development and commercialization arrangement payments). Also, upon resolution of uncertainties, the company may incur charges in excess of presently established liabilities for certain matters (such as contractual indemnifications). For a discussion of the company’s significant off-balance sheet arrangements, refer to Note 4 to the combined financial statements for information regarding collaboration agreements, Note 9 to the combined financial statements regarding indemnifications and Note 14 to the combined financial statements regarding legal contingencies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Baxalta operates on a global basis and is exposed to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign exchange rates. Baxalta is primarily exposed to foreign exchange risk with respect to forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound, Swiss Franc, Australian Dollar, Turkish Lira, Russian Ruble, Chinese Renminbi, and Colombian Peso. Baxter maintains a foreign currency risk management program through a central shared entity, which enters into derivative contracts to hedge foreign currency risk associated with forecasted transactions for the entire company, including for Baxalta’s operations. Gains and losses on derivative contracts entered into by Baxter have been allocated to Baxalta and offset gains and losses on underlying foreign currency exposures. The fair value of outstanding derivative instruments have not been allocated to Baxalta’s combined balance sheets. Following the separation, Baxalta intends to implement a foreign currency risk management program on its own behalf.

The company estimates that a hypothetical 10% adverse movement in foreign currency exchange rates would not be material to its financial position, results of operations or cash flows.

Interest Rate and Other Risks

Baxalta’s combined balance sheets and statements of income do not include an allocation of third-party debt or interest expense from Baxter because Baxalta was not the legal obligor of the debt and because Baxter’s borrowings were not directly attributable to Baxalta’s business. Baxalta expects to incur indebtedness prior to or in connection with the separation, at which time its exposure to interest rate risk is expected to increase. To mitigate the risk to earnings associated with fluctuations in interest rates related to the anticipated incurrence of debt, the company entered into forward-starting interest rate swaps with a notional amount of $550 million. The company has designated these forward-starting swaps as cash flow hedges, and the resulting gain or loss from changes in fair value is accumulated in accumulated other comprehensive income and will be recognized in earnings consistent with the underlying hedged debt. The company performed a sensitivity analysis to assess potential impacts of hypothetical movements in interest rates on the fair value of its forward-starting swaps. The sensitivity analysis, while not predictive in nature, indicated that if interest rates increased by 25 basis points, the net liability, net of tax, with respect to the forward-starting swaps would decrease by $11 million, and result in the contracts being in a net asset position.

With respect to the company’s investments, the company believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material to the company’s combined financial position.

CHANGES IN ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 will be effective for the company beginning on January 1, 2017. Early adoption is not permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The company is currently evaluating the impact of adopting the new revenue standard on its combined financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the company’s significant accounting policies is included in Note 2 to the combined financial statements. Certain of the company’s accounting policies are considered critical because these policies are the most important to the depiction of the company’s financial statements and require significant, difficult or complex judgments by the company, often requiring the use of estimates about the effects of matters that are inherently uncertain. Actual results that differ from the company’s estimates could have an unfavorable effect on the company’s results of operations and financial position. The company applies estimation methodologies consistently from year to year. The following is a summary of accounting policies that the company considers critical to the combined financial statements.

Revenue Recognition and Related Provisions and Allowances

The company’s policy is to recognize revenues from product sales and services when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the company’s revenue arrangements are FOB destination.

The company periodically and systematically evaluates the collectability of accounts receivable and determines the appropriate reserve for doubtful accounts. In determining the amount of the reserve, the company considers historical credit losses, the past-due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations.

Provisions for rebates, chargebacks to wholesalers and distributors, returns, and discounts (collectively, “sales deductions”) are provided for at the time the related sales are recorded, and are reflected as a reduction of sales. The sales deductions are based primarily on estimates of the amounts earned or will be claimed on such sales. The company’s most significant and judgmental sales deductions are rebates and wholesaler and distributor chargebacks.

Rebates include amounts estimated to be paid to third parties based either on contractual obligations that vary by product or customer or statutory requirements. Contractual rebate obligations are based on units sold, customer inventory levels, forecasted customer buying patterns and historical experience. Contractual rebate obligations are settled up to 15 months after date of sale, and accruals are adjusted throughout the contract period as actual contract performance measures become known. Statutory rebate estimates, which include payments under Medicaid, TRICARE and Medicare Part D reimbursement programs, are generally based on historical payment data and estimates of future utilization based on established formulas or requirements, including the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. All liabilities associated with rebates are reviewed regularly taking into consideration known market events and trends as well as internal and external historical data. The company believes the methodology used to accrue rebates is reasonable and appropriate given the current circumstances and facts.

Chargeback provisions are based on the differential of product acquisition prices paid by wholesalers and distributors and prices paid by eligible customers under product pricing or customer contractual agreements, and may fluctuate based on channel strategy shifts, inventory levels, and end customer pricing strategies and mix. Such amounts are generally settled within one year of initial shipment.

Legal Contingencies

The company is involved in product liability, patent, commercial, regulatory and other legal proceedings that arise in the normal course of business. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. The company has established reserves for certain of its legal matters. At December 31, 2014, total legal liabilities were $24 million.

The company’s loss estimates are generally developed in consultation with outside counsel and are based on analyses of potential outcomes. With respect to the recording of any insurance recoveries, after completing the assessment and accounting for the company’s legal contingencies, the company separately and independently analyzes its insurance coverage and records any insurance recoveries that are probable of occurring at the gross amount that is expected to be collected. In performing the assessment, the company reviews available information, including historical company-specific and market collection experience for similar claims, current facts and circumstances pertaining to the particular insurance claim, the financial viability of the applicable insurance company or companies, and other relevant information.

While the liability of the company in connection with certain claims cannot be estimated with certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s combined financial position. While the company believes it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

Deferred Tax Asset Valuation Allowances and Reserves for Uncertain Tax Positions

The company maintains valuation allowances unless it is more likely than not that all or a portion of the deferred tax asset will be realized. Changes in valuation allowances are included in the company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, the company evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The realizability assessments made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if the company takes operational or tax planning actions that could impact the future taxable earnings of a subsidiary. The company does not currently have any valuation allowances. In the normal course of business, the company is audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. The company believes its tax positions comply with applicable tax law and the company intends to defend its positions. In evaluating the exposure associated with various tax filing positions, the company records reserves for uncertain tax positions in accordance with GAAP, based on the technical support for the positions, the company’s past audit experience with similar situations, and potential interest and penalties related to the matters. The company’s results of operations and effective tax rate in a given period could be impacted if, upon final resolution with taxing authorities, the company prevailed in positions for which reserves have been established, or was required to pay amounts in excess of established reserves.

Valuation of Intangible Assets, Including IPR&D

The company acquires intangible assets and records them at fair value. Valuations are generally completed for business acquisitions using a discounted cash flow analysis, incorporating the stage of completion and consideration of market participant assumptions. The most significant estimates and assumptions inherent in a discounted cash flow analysis include the amount and timing of projected future cash flows, the discount rate used to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle, and the competitive and other trends impacting the asset, including consideration of technical, legal, regulatory, economic and other factors. Each of these factors and assumptions can significantly affect the value of the intangible asset.

Acquired in-process R&D (IPR&D) is the value assigned to acquired technology or products under development which have not received regulatory approval and have no alternative future use.

Acquired IPR&D included in a business combination is capitalized as an indefinite-lived intangible asset. Development costs incurred after the acquisition are expensed as incurred. Upon receipt of regulatory approval of the related technology or product, the indefinite-lived intangible asset is then accounted for as a finite-lived intangible asset and amortized on a straight-line basis over its estimated useful life. If the R&D project is abandoned, the indefinite-lived asset is charged to expense.

R&D acquired in transactions that are not business combinations is expensed immediately. For such transactions, payments made to third parties on or after regulatory approval are capitalized and amortized over the remaining useful life of the related asset, and are classified as intangible assets.

Due to the inherent uncertainty associated with R&D projects, there is no assurance that actual results will not differ materially from the underlying assumptions used to prepare discounted cash flow analyses, nor that the R&D project will result in a successful commercial product.

Valuation of Contingent Consideration Resulting from Business Combinations

The company recognizes contingent consideration liabilities resulting from business combinations at estimated fair value on the acquisition date. The contingent consideration liabilities are revalued subsequent to the acquisition date with changes in fair value recognized in earnings. Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. Significant estimates and assumptions required for these valuations include the probability of achieving milestones, product sales projections under various scenarios and discount rates used to calculate the present value of the estimated payments. Changes in the fair value of contingent consideration liabilities result from changes in these estimates and assumptions. Significant judgment is employed in determining the appropriateness of the estimates and assumptions as of the acquisition date and in post-acquisition periods. Accordingly, the use of alternative estimates or assumptions would increase or decrease the estimated fair value of contingent consideration liabilities, and could materially impact the company’s results of operations in any given period. At December 31, 2014 the company’s combined balance sheet included $518 million of contingent consideration liabilities resulting from business combinations.

Impairment of Assets

Goodwill and other indefinite-lived intangible assets are subject to impairment reviews annually, and whenever indicators of impairment exist. The company tests the goodwill of its single reporting unit in the fourth quarter of each year. No goodwill impairment was recorded in 2014, 2013 or 2012. The results of the 2014 impairment test indicated the fair value of the company’s reporting unit was substantially in excess of its carrying value. The company performs a qualitative assessment of other indefinite-lived intangible assets, including IPR&D, at least annually. If the intangible asset is determined to be more likely than not impaired as a result of the assessment, the company completes a quantitative impairment test. Intangible assets with definite lives and other long-lived assets (such as fixed assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company’s impairment reviews are based on an estimated future cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign currency exchange rates, the selection of an appropriate discount rate, asset groupings, and other assumptions and estimates. The estimates and assumptions used are consistent with the company’s business plans and a market participant’s views of the company and similar companies. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of the assets, and potentially result in different impacts to the company’s results of operations. Actual results may differ from the company’s estimates.

Pension and Other Postemployment Benefit (OPEB) Plans

Baxalta’s employees participate in various pension and other postretirement benefit plans. Baxalta accounts for the majority of these plans as multiemployer plans, in which case no liabilities or plan assets are included in the company’s combined balance sheets. Within its combined statements of income, Baxalta includes pension expense associated with its employees that participate in the multiemployer plans. Total pre-tax defined benefit plan net expenses included in net income from continuing operations associated with multiemployer plans was $37 million in 2014, $45 million in 2013 and $36 million 2012. These costs are reflected in cost of sales, R&D expenses, and selling, general and administrative expenses. The pension costs were deemed to be funded through intercompany transactions with Baxter and are reflected within the net parent company investment equity balance.

For pension plans in Austria, nearly all participants have been determined to be Baxalta employees. Baxalta has concluded these pension plans are multiple-employer plans and has accounted for them as if Baxalta was the sponsor of a single employer plan. The company has included the related liabilities and expenses in its combined financial statements based on actuarial analyses. The plans are unfunded and there are no plan assets. Expenses from continuing operations included in Baxalta’s combined statements of income associated with multiple-employer plans were $14 million, $14 million and $9 million, in 2014, 2013 and 2012, respectively. Projected and accumulated benefit obligations and net periodic benefit cost are calculated using actuarial assumptions including interest rates used to discount the liabilities, rates of increase in employee compensation and other assumptions involving demographic factors such as retirement, mortality and turnover.

In addition to pension expense associated with Baxalta’s employees, the company’s results of operations included allocated expenses from Baxter, which considered costs related to pension plans for corporate or shared employees.

For several of the pension plans that have been accounted for as a multiemployer plan, Baxalta is expected to receive a net benefit obligation in connection with the separation and record pension plan liabilities and assets when transferred. See “Unaudited Pro Forma Combined Financial Statements” for additional information.

Business

Overview

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions. Baxalta is also investing in new disease areas, including oncology, as well as emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions and collaborations.

Baxalta was incorporated in Delaware on September 8, 2014 in connection with the separation of Baxter International Inc.’s biopharmaceuticals business from its diversified medical products businesses. For a brief transition period after the spin-off, the company’s corporate offices will continue to be located at One Baxter Parkway, Deerfield, Illinois. After this transition period, the company’s corporate officers will be relocated to 1200 Lakeside Drive, Bannockburn, Illinois.

Strengths

Baxalta possesses a number of competitive advantages that distinguish the company from its competitors, including:

Differentiated portfolio of leading products. Baxalta’s portfolio consists of a number of market-leading therapies across core disease areas, particularly in hematology and immunology. Baxalta’s portfolio includes a variety of additional differentiated therapies for the treatment of bleeding disorders and chronic and acute medical conditions, including hemophilia A, hemophilia B, acquired hemophilia, inhibitor treatments, primary immunodeficiency (PID) and alpha-1 antitrypsin deficiency. The company believes that all of these treatment areas have significant growth potential, as they remain under-diagnosed and under-treated on a global basis. Baxalta intends to capitalize on this growth opportunity by increasing awareness and diagnosis, expanding access to therapies, enhancing market penetration and improving standards of care. Baxalta’s core disease therapies include:

•	ADVATE [Antihemophilic Factor (Recombinant)], the leading recombinant factor VIII (rFVIII) therapy for the treatment of children and adults with hemophilia A;

•	FEIBA [Anti-Inhibitor Coagulant Complex], a leading inhibitor management therapy;

•	GAMMAGARD LIQUID [Immune Globulin Intravenous (Human)], a liquid formulation of the antibody-replacement therapy for the treatment of immune deficiencies and certain neurological disorders; and

•	HYQVIA [Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase], an immune globulin with a recombinant human hyaluronidase for the treatment of PID in adults.

Diverse biopharmaceuticals pipeline. Building and advancing Baxalta’s existing product pipeline is a key driver of future growth. The current pipeline includes programs in hematology, oncology, immunology and biosimilars with a focus on rare diseases and areas of unmet medical need. The company has more than 20 programs under development, including those in development with collaboration partners, as it applies internal scientific expertise in addition to advancing the pipeline through a number of recent acquisitions and collaborations. Over the past year and a half, Baxalta received approval for six products in the United States

(including further developments or indications of existing products), recently submitted two products for approval in the U.S., and currently has six programs, including collaborations, in late-stage clinical trials.

Worldwide commercial infrastructure and opportunity for continued geographic penetration and expansion. Baxalta’s products are sold in approximately 100 countries. Baxalta has strong and extensive sales, marketing, and distribution networks around the world to support its products. In 2014, Baxalta had sales of $2.9 billion outside of the United States, representing nearly half of Baxalta’s total sales, including sales to emerging markets of $1.2 billion, representing 20% of total sales. Continued penetration of under-diagnosed and under-treated therapies will help drive growth across selected geographies.

High-quality products and world-class manufacturing operations. Baxalta has an established heritage as a leader in quality manufacturing. Baxalta has strong, globally managed and coordinated quality control and quality assurance programs in place at its manufacturing sites, and conducts and supports internal and external inspections and audits at these sites. Baxalta’s regional and global manufacturing teams seek to ensure that all of its contract manufacturers adhere to Baxalta’s standards of manufacturing quality. The company utilizes a diversified network of proprietary manufacturing sites and contract manufacturers to maximize operational efficiencies and to help meet demand for the company’s therapies. Baxalta’s extensive manufacturing and supply chain expertise and capabilities position the company well to provide critical therapies for distribution in all major regions of the world and to meet growing demand over the long-term.

Financial flexibility to fuel future growth. Baxalta retains strong financial flexibility, freeing the company to reinvest in the business and fuel future growth. In 2014, Baxalta generated $1.4 billion in operating cash flow and spent $970 million on capital expenditures. Baxalta anticipates that its business will continue to generate sufficient cash flow to allow the company to continue to invest in its new and expanding product pipeline and other areas to support and expand its business through both capital investments and strategic initiatives, including acquisitions and collaborations.

Experienced management team with track record of successful performance. Baxalta’s management team has a strong track record of performance and execution. Dr. Ludwig N. Hantson, who has served as a Corporate Vice President and President of BioScience at Baxter since 2010, will be Baxalta’s President and Chief Executive Officer. Dr. Hantson brings with him more than 25 years of industry experience, including in executive roles, serving as regional, division and country head at several large biopharmaceutical companies, as well as in leadership positions in the areas of commercial operations, sales and marketing, and clinical research and development. Robert J. Hombach, who has served more than 25 years in various capacities at Baxter, including as Baxter’s Chief Financial Officer since 2010, will be Baxalta’s Executive Vice President, Chief Financial Officer and Chief Operations Officer.

The management team is also expected to include:

•	John Glasspool as Executive Vice President and Head of Corporate Strategy and Customer Operations, with more than 20 years of industry experience, including most recently as Baxter’s Vice President, New Therapies and Market Developments since 2012;

•	Brian Goff as Executive Vice President and President, Hemophilia and Blood Disorders, with more than 20 years of industry experience, including most recently as Global Franchise Head of Hemophilia for Baxter;

•	Anne-Marie Law as Executive Vice President and Head of Human Resources, with more than 25 years of human resources experience, including, prior to joining Baxalta, as Senior Vice President, Human Resources McKesson Specialty Health/US Oncology;

•	Ronald K. Lloyd as Executive Vice President and President, Immunology, with more than 25 years of industry experience, including most recently as Baxter’s Global Franchise Head for BioTherapeutics for Baxter;

•	David D. Meek as Executive Vice President and President, Oncology, with more than 25 years of industry experience, including, prior to joining Baxalta, as the Chief Commercial Officer of Endocyte and as Novartis Pharmaceuticals’ Region Head of Oncology for Europe;

•	John J. Orloff, M.D., as Executive Vice President and Head of Research & Development, with more than 30 years of industry and clinical experience, including, prior to joining Baxalta, as Global Head of Clinical Development at Merck Serono Pharmaceuticals;

•	Dagmar Rosa-Björkeson as Executive Vice President and President, Biosimilars, with more than 20 years of industry experience, including, prior to joining Baxalta, serving in multiple capacities at Novartis Pharmaceuticals, most recently as Vice President, Head of Multiple Sclerosis; and

•	Patrice Zagame, M.D., as Executive Vice President and President, Intercontinental, with more than 25 years of industry experience, including, prior to joining Baxalta, as Sanofi’s Country Head for Brazil.

Strategies

Baxalta is seeking to grow its business by, among other things:

Enhancing access through increasing awareness and diagnosis and improving standards of care. Baxalta is committed to supporting efforts to improve diagnosis and enhancing standards of care. A number of disease areas, such as hemophilia, primary immune deficiency (PID), multifocal motor neuropathy (MMN), alpha-1 antitrypsin deficiency, and von Willebrand disease (VWD), are currently under-diagnosed and under-treated. For example, Baxalta believes based on historical data that diagnosis rates remain well under 50% for alpha-1 antitrypsin deficiency, hemophilia A, hemophilia B and PID, and up to an estimated 50-60% for MMN. As awareness and diagnosis increases, Baxalta believes it can capitalize on its existing and developing product portfolio to address the rising demand for these areas of unmet medical need. Baxalta also seeks to differentiate itself through its commitment to increasing standards of care for its patients. As an example, in June 2014, Baxalta obtained European CE marking of myPKFiT, a new web-based individualized dosing device for prophylactic treatment of hemophilia A with ADVATE, which allows physicians to calculate personalized ADVATE treatment regimens based on patient information and individual pharmacokinetic (PK) profiles.

Further penetrating targeted emerging markets. In many emerging markets, population growth and economic development are driving increased demand for therapies such as Baxalta’s. In addition, rising standards of living and healthcare in such markets increase the global marketplace for Baxalta’s therapies. Based on the company’s diverse product portfolio and its history of successfully utilizing regional and local sales and distribution capabilities, Baxalta believes that the company is well-positioned for growth in these emerging markets. For example, Baxalta believes that it has further opportunities to expand in targeted emerging markets by reaching new customers, by introducing more of the company’s therapies into these markets and by supporting the adoption of the company’s products. Baxalta believes that the company will be able to efficiently respond to the needs of its emerging market customers and provide strong customer service and support in these markets.

Exploring additional models to partner with governments and other third parties. Baxalta is exploring alternative business models to partner with governments and other large patient care organizations to become the partner of choice, particularly in a number of emerging markets where utilization is very low. For example, in 2012 the company entered into an exclusive 20-year partnership with Hemobrás (Empresa Brasileira de Hemoderivado e Biotechnologia) to provide hemophilia patients in Brazil, the world’s third-largest hemophilia market, greater access to rFVIII therapy for the treatment of hemophilia A. The company has also entered into a 10-year contract manufacturing agreement with Sanquin Blood Supply Foundation of the Netherlands to enhance the supply of plasma-derived treatments for immune deficiencies, hemophilia, trauma and other critical conditions. These and similar measures will help to build and drive innovation and brand excellence on a global basis.

Augmenting Baxalta’s product portfolio through organic growth, acquisitions and collaborations. Baxalta intends to continue to develop and grow its product portfolio through internal research and development (R&D) as well as through external acquisitions and collaborations. These R&D efforts enable the company to deliver innovative products to address areas of unmet medical need, and enhance current therapies so they remain relevant for Baxalta’s customers. Baxalta leverages its brand leadership to position the company to capitalize on enhancing access with the introduction of new therapeutics and indications. While continuing to leverage its expertise and develop therapies in its core disease areas, Baxalta intends to further diversify its product portfolio and pipeline by shifting to therapies for diseases beyond hemophilia, such as blood disorders, liquid and solid tumors and immunologic conditions. Baxalta incurred R&D expenses of $820 million in 2014 and believes that at least seven new products in its R&D portfolio have the potential to reach the market by 2018, along with several other indications or developments with respect to existing products and geographic expansions of such products.

Baxalta also intends to continue to grow its business through acquisitions, asset purchases, in-licensing transactions, development, supply and distribution agreements and other strategic partnerships, as well as through the growth of its existing products resulting from such factors as increased awareness and diagnosis, and further penetration into emerging markets.

Baxalta has entered into several significant collaborations, alliances and other business development transactions to support its growth, including:

•	AesRx Acquisition. In June 2014, Baxalta acquired AesRx, LLC (AesRx), obtaining AesRx’s program related to the development and commercialization of treatments for sickle cell disease (SCD), including BAX 555 (f/k/a Aes-103), an investigational prophylactic treatment for SCD currently in a Phase II clinical trial as part of an ongoing collaboration with the National Institute of Health (NIH)’s National Center for Advancing Translational Sciences (NCATS) through its Therapeutics for Rare and Neglected Diseases (TRND) program.

•	Chatham Acquisition. In April 2014, Baxalta acquired Chatham Therapeutics, LLC (Chatham), gaining broad access and intellectual property rights to its gene therapy platform for the treatment of hemophilia B (BAX 335, currently in Phase I clinic trials) as well as a preclinical hemophilia A (FVIII) program, and the potential future application to additional hemophilia treatments.

•	Coherus Collaboration. Baxalta has established a collaboration with Coherus BioSciences, Inc. (Coherus) to develop and commercialize CHS-0214/BAX 2200, a biosimilar product candidate for ENBREL® (etanercept), indicated for the treatment of certain autoimmune deficiencies, in Europe, Canada, Brazil and other markets. This is Baxalta’s most advanced biosimilar, currently in Phase III clinical trials for rheumatoid arthritis and psoriasis. In early stage clinic trials, Coherus has demonstrated pharmacokinetic (PK) equivalence versus the innovator molecule.

•	CTI BioPharma Collaboration. Baxalta acquired rights under a worldwide licensing agreement with CTI BioPharma Corp. (f/k/a Cell Therapeutics, Inc.) (CTI BioPharma) to develop and commercialize pacritinib (BAX 2201), a novel investigational JAK2/FLT3 inhibitor that recently completed Phase III trials for myelofibrosis, a chronic, malignant bone marrow disorder, and is currently in Phase II trials for acute myeloid leukemia (AML). Baxalta has exclusive commercialization rights for all indications outside the United States, and will jointly commercialize pacritinib in the United States with CTI BioPharma. Positive top-line results from the Phase III trials were announced in March 2015.

•	GLASSIA. In 2010, Baxalta acquired exclusive distribution and licensing rights in the United States, Australia, New Zealand and Canada to GLASSIA, the first ready-to-use liquid alpha1-proteinase inhibitor used to treat alpha-1 antitrypsin deficiency, through an agreement with Kamada Ltd. (Kamada), together with a technology transfer allowing Baxalta to implement Kamada’s related production technology.

•	HYQVIA. HYQVIA is a product consisting of human normal immunoglobulin (IG) and recombinant human hyaluronidase (licensed from Halozyme Therapeutics, Inc. in 2007). HYQVIA was approved in Europe in 2013 for adults with PID syndromes and myeloma or chronic lymphocytic leukemia (CLL) with severe secondary hypogammaglobulinemia and recurrent infections, and also in the United States in 2014 for adults with PID.

•	Merrimack Collaboration. In September 2014, Baxalta entered into an exclusive license and collaboration agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) for the development and commercialization of MM-398/BAX 2398 (nanoliposomal irinotecan injection, or nal-IRI), an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy, for all potential indications outside the United States and Taiwan. A Phase III trial has been completed, and Baxalta intends to file for approval for second-line pancreatic cancer in markets outside the United States beginning in 2015. In November 2014, FDA granted MM-398/BAX 2398 Fast Track designation for the treatment of patients with metastatic pancreatic cancer who have been previously treated with gemcitabine-based therapy. Fast Track is designed by the U.S. Food and Drug Administration (FDA) to facilitate and expedite the development and review of drugs that treat serious conditions and fill an unmet medical need.

•	Momenta Collaboration. Baxalta is collaborating with Momenta Pharmaceuticals, Inc. (Momenta) on the development and commercialization of M923/BAX 2923, a biosimilar product candidate for HUMIRA® (adalimumab), which is currently in early-stage development. In December 2014, a European clinical trial application for M923/BAX 2923 was accepted.

•	OBIZUR. In 2013, Baxalta acquired the investigational hemophilia compound and related assets from Inspiration BioPharmaceuticals, Inc. (Inspiration), as well as certain other assets, including manufacturing operations, from Ipsen Pharma S.A.S. in conjunction with Inspiration’s bankruptcy proceedings. In October 2014, OBIZUR was approved for the treatment of acquired hemophilia A in the United States and is currently under regulatory review in Europe and Canada.

•	SuppreMol Acquisition. In March 2015, Baxalta acquired SuppreMol GmbH (SuppreMol), a biopharmaceutical company based in Germany with an early-stage development portfolio of novel treatment options for autoimmune and allergic diseases, focusing on the modulation of Fc receptor signaling pathways, an immune target that could have broad applications in autoimmune disorders. SuppreMol’s pipeline includes lead candidate SM101, an investigational immunoregulatory treatment that has completed Phase 2a studies in idiopathic thrombocytopenic purpura (ITP, a disorder causing low platelet levels) and systemic lupus erythematosus (SLE, a disorder in which the immune system attacks healthy tissue).

For more information about Baxalta’s collaborations, alliances and other significant business development transactions, see Note 4 to the audited combined financial statements.

Accessing new products and technologies through scientific partnerships. Baxalta intends to continue to expand its network of research partnerships around the globe in order to gain access to new technologies, including its relationships with universities and other public and private institutions. The transition of Baxalta’s R&D hub to Cambridge, Massachusetts, will enhance its ability to leverage expertise in the greater Boston area and forge strategic partnerships with leading biotechnology companies and academic and research institutions. In addition, Baxalta will have the ability to explore opportunities to enter into collaboration agreements and external alliances with other parties under its own standalone growth and investment strategies.

Continuing to provide high-quality products and drive manufacturing efficiencies. Baxalta is a leader in quality manufacturing. Baxalta’s global commercial and manufacturing teams collaborate on various operational efficiency initiatives, including yield improvements, procurement, site and area synergies and manufacturing support rationalization, intended to improve Baxalta’s manufacturing margins. Baxalta’s manufacturing and supply chain provide it with a flexible and scalable global platform for continued expansion, including in emerging markets.

Managing the product portfolio to maximize value. Baxalta plans to continue its investment in products with durable sales, while making adjustments as necessary to increase the value of its product portfolio. Baxalta intends to achieve this objective in a variety of ways depending on product and circumstances by, for example, identifying supply chain efficiencies, pursuing additional indications, and employing strong product lifecycle management. Baxalta believes that its approach will allow the company to maintain a strong operating margin on existing products.

Products

Baxalta’s business consists of a portfolio of products serving patient needs in a variety of ways. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to the financial statements below present certain financial information related to Baxalta’s products by reference to four categories of products. Those four groups, Hemophilia, Inhibitor Therapies, Immunoglobulin Therapies and BioTherapeutics, are further described below, together with selected details for products within each group.

Hemophilia. Baxalta is a market leader in hemophilia therapies, and expects to continue to build on that leadership position with new therapies for bleeding disorders. The Hemophilia category accounted for $3.0 billion, $2.8 billion and $2.6 billion, or 50%, 50% and 49%, of Baxalta’s sales in 2014, 2013 and 2012, respectively. Hemophilia products currently offered by Baxalta include:

•	ADVATE. ADVATE [Antihemophilic Factor (Recombinant)] is the world’s leading rFVIII therapy. ADVATE is a recombinant antihemophilic factor indicated for use in adults and children with hemophilia A (congenital factor VIII deficiency or classic hemophilia) for control and prevention of bleeding episodes, perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. Baxalta believes based on historical data that well over 50% of those with hemophilia A, which is the most prevalent form of hemophilia and occupies approximately $6 billion of the global market for hemophilia treatments, remain undiagnosed. ADVATE is approved in over 60 countries, and Baxalta intends to continue to improve diagnosis and prophylaxis treatment rates and overall access to ADVATE-based therapies over the next several years.

•	RECOMBINATE. RECOMBINATE [Antihemophilic Factor (Recombinant)], as with ADVATE, is a recombinant antihemophilic factor indicated for use in adults and children with hemophilia A for control and prevention of bleeding episodes, perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. RECOMBINATE was Baxalta’s first generation recombinant therapy and was introduced in 1992, more than ten years prior to ADVATE’s 2003 introduction.

•	HEMOFIL M. HEMOFIL M [Antihemophilic Factor (Human) Method M, Monoclonal Purified], is indicated in hemophilia A for the prevention and control of hemorrhagic episodes. Antihemophilic factor (AHF) is a protein found in normal plasma which is necessary for clot formation. The administration of HEMOFIL M provides an increase in plasma levels of AHF and can temporarily correct the coagulation defect of patients with hemophilia A.

•	IMMUNATE. Immunate is a highly purified, double virus inactivated, plasma derived Factor VIII/von Willebrand Factor complex concentrate, suitable for the treatment of hemophilia A and von Willebrand disease with FVIII deficiency.

•	IMMUNINE. Immunine Purified Factor IX Concentrate Virus–Inactivated, is indicated for treatment and prophylaxis of bleeding episodes caused by congenital or acquired factor IX deficiency (hemophilia B, or Christmas disease, hemophilia B with factor IX inhibitors, and acquired factor IX deficiency due to spontaneous development of factor IX inhibitors). Hemophilia B therapies account for more than $1 billion of the global market for hemophilia treatments, and Baxalta believes that hemophilia B remains undiagnosed in well over 50% of the overall global occurrences.

•	PROTHROMPLEX TOTAL. PROTHROMPLEX TOTAL is a powder and solvent for solution for injection containing human prothrombin complex and is indicated in adults for the treatment and perioperative prophylaxis of bleeding in acquired deficiency of prothrombin complex coagulation factors, as well as for the treatment and perioperative prophylaxis of hemorrhages in congenital deficiency of vitamin K-dependent coagulation factors when purified specific coagulation factor concentrate is not available.

•	RIXUBIS. RIXUBIS [Coagulation Factor IX (Recombinant)] was launched in the United States in 2013 for the treatment of hemophilia B. RIXUBIS is an injectable medicine used to replace clotting factor IX that is missing in people with hemophilia B.

•	FACTOR VII NF. FACTOR VII NF is a powder and solvent for solution for injection containing human coagulation factor VII. FACTOR VII NF is indicated in the treatment of bleeding disorders caused by isolated congenital factor VII deficiency and prophylaxis of bleeding disorders caused by isolated congenital factor VII deficiency associated with a history of bleeding and a residual level of factor VII:C lower than 25% of normal.

•	BEBULIN. BEBULIN [Factor IX Complex] is indicated for the prevention and control of hemorrhagic episodes in hemophilia B patients. BEBULIN is a combination of vitamin K-dependent clotting factors (Factor IX, II, X) and found in normal plasma. The administration of BEBULIN provides an increase in plasma levels of factor IX and can temporarily correct the coagulation defect of patients with factor IX deficiency.

Inhibitor Therapies. The Inhibitor Therapies category accounted for $744 million, $652 million and $614 million, or 13%, 12% and 12% of Baxalta’s sales in 2014, 2013 and 2012, respectively. Baxalta’s current Inhibitor Therapies products are:

•	FEIBA. FEIBA [Anti-Inhibitor Coagulant Complex] is the company’s plasma-based inhibitor bypass therapy, and is a leading plasma-derived inhibitor management therapy. FEIBA is indicated for the control of spontaneous bleeding episodes or to cover surgical interventions in hemophilia A and hemophilia B patients with inhibitors. The market opportunity for the bypass therapy category is more than $1.7 billion per year globally.

•	OBIZUR. OBIZUR [Antihemophilic Factor (Recombinant), Porcine Sequence] is an acquired hemophilia A therapy that consists of a recombinant porcine factor VIII. In October 2014, OBIZUR was approved for the treatment of acquired hemophilia A in the United States and is currently under regulatory review in Europe and Canada.

Immunoglobulin Therapies. Baxalta’s sales related to Immunoglobulin Therapies products were $1.7 billion, $1.6 billion and $1.6 billion, or 28%, 29% and 30% of Baxalta’s sales in 2014, 2013 and 2012, respectively. Immunoglobulin Therapies products currently offered by Baxalta include:

•	GAMMAGARD LIQUID / KIOVIG. GAMMAGARD LIQUID [Immune Globulin Intravenous (Human)] is the company’s liquid formulation of the antibody-replacement therapy immunoglobulin product. GAMMAGARD LIQUID is used to treat patients with PID. The most common types of PID result in an inability to make a very important type of protein called antibodies, which help the body fight off infections from bacteria or viruses. GAMMAGARD LIQUID is made from human plasma that is donated by healthy people and contains antibodies collected from these healthy people that replace the missing antibodies in PID patients. KIOVIG is the brand name used for GAMMAGARD LIQUID outside of the United States.

•	GAMMAGARD S/D. GAMMAGARD S/D [Immune Globulin Intravenous (Human)] is indicated for the treatment of PID in patients two years old and older. GAMMAGARD S/D is also indicated for prevention of bacterial infections in hypogammaglobulinemia and/or recurrent bacterial infections associated with B-cell CLL, treatment of adult patients with chronic idiopathic thrombocytopenic purpura (ITP) to increase platelet count and to prevent and/or control bleeding, and prevention of coronary artery aneurysms associated with Kawasaki Syndrome in pediatric patients.

•	SUBCUVIA. Subcuvia [Human Normal Immunoglobulin] is a replacement therapy in adults and children with PID syndromes, as well as replacement therapy in myeloma and CLL with severe secondary hypogammaglobulinemia and recurrent infections.

•	HYQVIA. HYQVIA [Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase] was approved in Europe in 2013 for adults with PID syndromes and myeloma or CLL with severe secondary hypogammaglobulinemia and recurrent infections, and also in the United States in 2014 for adults with PID. HYQVIA is a product consisting of human normal immunoglobulin (IG) and recombinant human hyaluronidase (licensed from Halozyme). The IG provides the therapeutic effect and the recombinant human hyaluronidase facilitates the dispersion and absorption of the IG administered subcutaneously, increasing its bioavailability. The IG is a 10% solution that is prepared from human plasma consisting of at least 98% immunoglobulin G, which contains a broad spectrum of antibodies.

BioTherapeutics. Baxalta’s sales related to BioTherapeutics products were $547 million, $503 million and $486 million in 2014, 2013 and 2012, respectively, or 9% of Baxalta’s sales in each year. BioTherapeutics products currently offered by Baxalta include:

•	FLEXBUMIN. Baxalta’s FLEXBUMIN [Albumin (Human)] products are indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime, while FLEXBUMIN 25% is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome (ARDS) and nephrosis, and hemolytic disease of the newborn (HDN). FLEXBUMIN is the first and only preparation of human albumin to be packaged in a flexible plastic container. The FLEXBUMIN flexible, shatterproof container offers important safety features for hospitals by eliminating risk of glass breakage and affords the ability to infuse without a vented administration set. The lighter weight and reduced space requirements for FLEXBUMIN compared to glass containers of equal volume make Baxalta’s FLEXBUMIN products more compatible with hospital inventory storage systems. FLEXBUMIN’s product portfolio includes multiple formulations with both 5% in a 250 mL solution and 25% in 50 and 100 mL solutions.

•	BUMINATE. Baxalta’s BUMINATE [Albumin (Human)] products are indicated for hypovolemia, hypoalbuminemia associated with general causes and burns, and use during or prior to cardiopulmonary bypass surgery as a component of the pump prime, while BUMINATE 25% is also indicated for hypoalbuminemia associated with ARDS and nephrosis, and HDN. Baxalta’s BUMINATE products offer the same high-quality human albumin as FLEXBUMIN, but packaged in glass bottles as BUMINATE in various concentrations and bottle sizes.

•	ARALAST NP. ARALAST NP is an alpha1-proteinase inhibitor (Alpha1-PI) indicated for chronic augmentation therapy in adults with clinically evident emphysema due to severe congenital deficiency of Alpha1-PI (alpha1-antitrypsin deficiency). ARALAST NP increases antigenic and functional (anti-neutrophil elastase capacity, ANEC) serum levels and antigenic lung epithelial lining fluid (ELF) levels of Alpha1-PI.

•	GLASSIA NP. GLASSIA NP is also an Alpha1-PI used for adults who have clinically evident emphysema due to severe congenital alpha-1 antitrypsin deficiency. GLASSIA is used to increase antigenic and functional (anti-neutrophil elastase capacity, or ANEC) serum levels and antigenic lung ELF levels of Alpha1-PI.

•	CEPROTIN. CEPROTIN is a protein C concentrate [(Human)] replacement therapy to increase protein C to levels that reduce symptoms by allowing the blood to clot normally. Protein C plays an important part in blood clotting by stopping the blood from clotting when enough clots have been produced. If not corrected, damage from too much clotting can cause death.

•	ANTITHROMBIN III IMMUNO. ANTITHROMBIN III IMMUNO, Antithrombin III (human) contains antithrombin III in a sterile, purified, concentrated and stabilized form. ANTITHROMBIN III IMMUNO is indicated for prophylaxis and treatment of thrombotic and thromboembolic disorders in patients with hereditary antithrombin III deficiency (antithrombin III activity below 70% of normal). Infusions of antithrombin III may be particularly valuable in surgical procedures or pregnancy and delivery in patients with congenital antithrombin III deficiency.

Enhancements and Increased Access to Approved Products. Baxalta works to expand treatment options for patients by seeking additional indications for and developing innovative enhancements to its existing product portfolio. In addition, Baxalta expands access to its products for patients geographically by seeking regulatory approvals for its products throughout the globe and developing innovative partnerships with foreign governments. Recent examples of such enhancements and expansions include:

•	In July 2014, FLEXBUMIN 5% was approved in the United States, expanding Baxalta’s FLEXBUMIN product portfolio, which is the first and only preparation of human albumin to be packaged in a flexible plastic container, to include both 5% in a 250 mL solution and 25% in 50 and 100 mL solutions.

•	In April 2014, the new BAXJECT III needleless reconstitution system for ADVATE was approved in the United States, which allows patients to prepare their treatment with fewer steps compared to the previous process. The company has filed for approval of ADVATE with BAXJECT III system in Europe, with a planned launch there in 2015.

•	In July 2014, Baxalta obtained European CE marking of myPKFiT, a web-based individualized dosing device for prophylactic treatment of hemophilia A with ADVATE. The device allows physicians to calculate personalized ADVATE treatment regimens based on patient information and individual pharmacokinetic (PK) profiles.

•	In 2014, ADVATE was approved by regulators in Turkey and Russia and the company received European approval for its production at a new facility in Singapore.

Building a Diversified Biopharmaceutical Pipeline

Baxalta is committed to developing a robust new product pipeline focused on new and innovative treatments that address unmet medical needs and investing resources to develop and grow a broad-based and innovative biopharmaceutical pipeline, including by exploring new indications and emerging uses based on Baxalta’s current portfolio, as well as executing product enhancements designed to meet patient and provider needs. Baxalta’s internal development programs are being augmented with a number of collaborations that leverage Baxalta’s proven expertise and extend the pipeline into new therapeutic areas. At least seven new product launches are planned prior to the end of 2018, along with several other indications or developments with respect to existing products and geographic expansions of such products.

The following table illustrates some of the key programs in Baxalta’s pipeline and current portfolio, including developments with respect to existing products. For ease of presentation in the following table and related descriptions, the Hemophilia and Inhibitor Therapies product categories are grouped together in a single hematology section, the Immunoglobulin Therapies and BioTherapeutics product categories are grouped together in a single immunology section, and separate oncology and biosimilars sections are included to reflect the company’s focus on those areas in the development of its product pipeline.

	Pre-Clinical and Early Stage Development (Pre-clinical, Phase I & Phase II)	Late-State Development (Phase III or Regulatory Submission)	Recent Approval Highlights
Hematology	BAX 826 Extended half-life recombinant factor VIII; Hemophilia A	BAX 855 PEGylated recombinant factor VIII based on full-length ADVATE molecule; Hemophilia A	RIXUBIS U.S. Pediatric Indication Recombinant factor IX; Hemophilia B
	BAX 335 Gene therapy; Hemophilia B	BAX 111 Recombinant von Willebrand factor; von Willebrand disease	OBIZUR U.S. Approval Acquired hemophilia A
	BAX 888 Gene Therapy; Hemophilia A	BAX 817 Recombinant Factor VIIa; Hemophilia A and B with inhibitors	FEIBA Prophylaxis Indication in U.S., Canada, ANZ and Japan Plasma-based inhibitor bypass therapy; Hemophilia A and B with inhibitors
	BAX 930 rADAMTS13; Thrombotic thrombocytopenic purpura		BAXJECT III U.S. Approval Next-generation needleless transfer device for ADVATE
	BAX 555 First-in-class compound; Sickle cell disease		myPKFiT EU Approval Personalized dosing for ADVATE
OBIZUR Recombinant porcine factor VIII; Surgical indication for acquired Hemophilia A
Oncology	BAX 069 Anti-MIF; Solid tumors	MM-398/BAX 2398* Novel encapsulation of irinotecan; Metastatic pancreatic cancer
	Pacritinib (BAX 2201)* JAK2/FLT3 inhibitor; Acute myeloid leukemia (AML)	Pacritinib (BAX 2201)* Myelofibrosis
Rigosertib (BAX 2001)* High-risk MDS
Immunology	GAMMAGARD LIQUID and HYQVIA Chronic inflammatory demyelinating polyradiculoneuropathy (CIDP)	GAMMAGARD LIQUID 20% Subcutaneous therapy; immune diseases	HYQVIA U.S. & EU Approval
	SM 101 Idiopathic thrombocytopenic purpura (ITP) and Systemic lupus erythematosus (SLE)		FLEXBUMIN 5% U.S. Approval
Biosimilars	M923/BAX 2923* Biosimilar to HUMIRA®; Autoimmune and inflammatory diseases	CHS-0214/BAX 2200* Biosimilar to ENBREL®; Psoriasis and rheumatoid arthritis

*	Denotes partnered programs. For further details, see related descriptions below.

Among the promising products, therapies and acquisitions in Baxalta’s pipeline are the following:

Hematology

Innovative Recombinant Therapies.

BAX 855. In December 2014, Baxalta filed for regulatory approval for BAX 855 in the United States. BAX 855 is an investigational, extended half-life rFVIII treatment for hemophilia A based on ADVATE, which in a Phase III pivotal clinical trial met its primary endpoint in reducing annualized bleed rates in the prophylaxis arm compared to the on-demand arm. BAX 855 uses the same manufacturing process as ADVATE and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which Baxalta has exclusively licensed from Nektar Therapeutics. The United States patent covering the composition of matter for this technology has a protected expiry date of 2024, subject to potential patent-term extension as applicable.

RIXUBIS. As described above, RIXUBIS was launched in the United States in 2013 for the treatment of hemophilia B. In October 2014, Baxalta received approval for a pediatric indication in the United States. In addition to the therapies currently approved in the United States, Baxalta has also submitted applications in the EU, Japan and Australia. The global hemophilia B market is in excess of $1 billion, and Baxalta believes that well over 50% of the population remains undiagnosed.

BAX 111. BAX 111 would be the first recombinant therapy providing a pure von Willebrand disease factor (rVWF) with customized dosing. Von Willebrand disease (VWD) is the most common inherited blood disorder. The most rare is type 3 VWD, which is often characterized by complete factor deficiency and with resulting severe bleeding. Baxalta filed for approval in the United States in December 2014 or based on positive results in a clinical trial involving on-demand therapy for patients with severe VWD.

Inhibitor Bypass Therapies.

BAX 817. BAX 817 is a recombinant factor VIIa (rFVIIa) for the treatment of acute bleeding episodes in hemophilia A or B patients with inhibitors. In March 2015, the company announced positive results from its Phase III clinical trial evaluating the safety and efficacy of BAX 817. The market opportunity for the bypass therapy category is more than $1.7 billion per year globally.

Gene Therapies.

BAX 335 (Gene Therapy). BAX 335 is an investigational factor IX gene therapy treatment for hemophilia B. The AAV8 vector-based technology has the potential to re-define the concept of longer-acting therapy. A Phase I/II open-label clinical trial to assess the safety and optimal dosing schedule of BAX 335 is underway.

Chatham Acquisition. In April 2014, Baxalta acquired Chatham, gaining broad access and intellectual property rights to its gene therapy platform, including a preclinical hemophilia A program and the potential future application to additional hemophilia treatments. This technology supports BAX 335.

Sickle Cell Disease Therapies

BAX 555. In June 2014, Baxalta acquired AesRx, obtaining AesRx’s program related to the development and commercialization of treatments for sickle cell disease (SCD), including BAX 555 (f/k/a Aes-103), an investigational prophylactic treatment for SCD currently in a Phase II clinical trial as part of an ongoing collaboration with the NIH’s National Center for Advancing Translational Sciences (NCATS) through its Therapeutics for Rare and Neglected Diseases (TRND) program.

Oncology

Pacritinib. Baxalta acquired rights under a worldwide licensing agreement with CTI BioPharma to develop and commercialize pacritinib (BAX 2201), a novel investigational JAK2/FLT3 inhibitor that recently completed Phase III trials for myelofibrosis, a chronic, malignant bone marrow disorder, and is currently in Phase II trials for AML. Baxalta has exclusive commercialization rights for all indications outside the United States, and will jointly commercialize pacritinib (BAX 2201) in the United States with CTI BioPharma. Positive top-line results from the Phase III trials were announced in March 2015.

MM-398/BAX 2398. In September 2014, Baxalta entered into an exclusive license and collaboration agreement with Merrimack for the development and commercialization of MM-398/BAX 2398 (nanoliposomal irinotecan injection, or nal-IRI), an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy, for all potential indications outside the United States and Taiwan. MM-398/BAX 2398 has completed a Phase III program in second-line pancreatic cancer, which will be the basis for regulatory submissions targeted for 2015. In November 2014, FDA granted MM-398/BAX 2398 Fast Track designation for the treatment of patients with metastatic pancreatic cancer who have been previously treated with gemcitabine-based therapy.

BAX 069. BAX 069 is a monoclonal antibody with a novel mode of action for the treatment of solid tumors, targeting the oxidized form of cytokine macrophage migration inhibitor factor (oxMIF). BAX 069 is currently in Phase I clinical trials, which have completed enrollment.

Rigosertib. Baxalta has obtained from Onconova Therapeutics, Inc. (Onconova) the exclusive EU marketing rights to rigosertib (BAX 2201) , a novel, targeted anti-cancer compound. Onconova has announced that the Phase III study for the treatment of high-risk MDS, a rare hematological malignancy, did not meet its primary endpoint. The trial did achieve a statistically significant benefit in median survival in a post-hoc analysis of a subset of patients who failed or progressed on previous treatments with hypomethylating agents. Baxalta continues to work with Onconova to evaluate the appropriate next steps and support the continued engagement with regulatory authorities.

Immunology

20% GAMMAGARD LIQUID SubQ. 20% GAMMAGARD LIQUID SubQ is a higher-potency immunoglobulin therapy offering patients faster infusions with less volume. Baxalta has completed Phase III enrollment in the EU and the United States, and expects to file for approval in 2015.

GAMMAGARD LIQUID and HYQVIA for CIDP. Baxalta is undertaking efforts to expand indications for its GAMMAGARD LIQUID / KIOVIG and HYQVIA products to include the treatment of chronic inflammatory demyelinating polyradiculoneuropathy (CIDP), a neurological disorder characterized by progressive weakness and impaired sensory function in the legs and arms.

SM101. In March 2015, Baxalta acquired SuppreMol and its lead product candidate SM101, an investigational immunoregulatory treatment that has completed Phase 2a studies in idiopathic thrombocytopenic purpura (ITP, a disorder causing low platelet levels) and systemic lupus erythematosus (SLE, a disorder in which the immune system attacks healthy tissue).

Biosimilars

With approximately $70 billion in branded biologics going off patent by 2021, biosimilars present an attractive growth opportunity for Baxalta. Baxalta’s biosimilars collaborations include the following:

CHS-0214/BAX 2200. Baxalta has established a collaboration with Coherus to develop and commercialize CHS-0214/BAX 2200, a biosimilar product candidate for ENBREL® (etanercept), indicated for the treatment of autoimmune deficiencies, in Europe, Canada, Brazil and other markets. This is Baxalta’s most advanced biosimilar, currently in Phase III clinical trials for rheumatoid arthritis and psoriasis, and in early stage clinical trials has demonstrated pharmacokinetic (PK) equivalence versus the innovator molecule.

Momenta Collaboration. Baxalta is collaborating with Momenta on the development and commercialization of M923/BAX 2923, a biosimilar product candidate for HUMIRA® (adalimumab) indicated for certain autoimmune and inflammatory diseases, which is currently in early-stage development. In December 2014, a European clinical trial application for M923/BAX 2923 was accepted by the UK Medicines and Healthcare Products Regulatory Agency.

For more information on biosimilars, see “—Intellectual Property” and “—Regulation.”

Research and Development Activities

Baxalta’s investment in R&D is essential to its future growth and its ability to remain competitive in the markets in which it participates. Accordingly, Baxalta continues to focus its investment in R&D programs to enhance future growth through clinical differentiation. Expenditures for Baxalta’s R&D activities were $820 million in 2014, $595 million in 2013 and $581 million in 2012. These expenditures include costs associated with R&D activities performed at Baxter’s R&D centers as well as in-licensing, milestone and reimbursement payments made to partners for R&D work performed at non-Baxter locations. Included in Baxalta’s R&D activities in 2014 were upfront and milestone payments to collaboration partners of $217 million.

Baxalta’s research efforts emphasize self-manufactured product development, and portions of that research relate to multiple product categories. Baxalta supplements its own R&D efforts by acquiring various technologies and entering into development and other collaboration agreements with third parties. In addition, Baxalta has been actively engaged in investigating new potential biosimilar and oncology treatments, primarily through business collaborations. Baxalta expects to continue to explore external partnerships as part of its product development and R&D efforts.

Collaboration agreements with third parties often result in Baxalta making an upfront payment to its partners upon the initial execution of a collaboration or similar agreement and future contingent payments to Baxalta’s partners upon the achievement of development, regulatory, commercial or other milestones. These upfront payments and pre-regulatory approval milestone payments are expensed to R&D and may result in significant R&D charges in one period with no comparable charge or charges in another period. The timing and impact of these payments on the company’s results of operations and financial condition may be difficult to predict.

In 2014, Baxalta announced that the company entered into a long-term lease in Cambridge, Massachusetts, for a facility that will serve as the company’s global innovation and R&D center. Also in 2014, Baxalta entered into a strategic partnership with Quintiles, a leading global provider of biopharmaceutical development and commercial outsourcing services, pursuant to which Quintiles will assume responsibility for routine clinical development activities for Baxalta and provide strategic input to certain R&D programs. Baxalta will maintain the leadership, management and accountability roles for its R&D programs, as well as operational responsibility for its early stage and non-clinical research.

For more information on the company’s R&D activities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Research and Development.”

Quality Management

Baxalta’s success depends upon the quality of its products. Quality management plays an essential role in meeting customer requirements, preventing defects, facilitating continuous improvement of the company’s products, processes and services, and assuring the safety and efficacy of the company’s products. Baxalta has one quality system deployed globally that enables the design, development, manufacturing, packaging, sterilization, handling, distribution and labeling of the company’s products to ensure they conform to customer requirements. In order to continually improve the effectiveness and efficiency of the quality system, various measurements, monitoring and analysis methods such as management reviews and internal, external and vendor audits are employed at local and central levels.

Each product that Baxalta markets is required to meet specific quality standards, both in packaging and in product integrity and quality. If any product is determined to be compromised at any time, Baxalta takes all corrective and preventive actions necessary to ensure compliance with regulatory requirements and to meet customer expectations.

Intellectual Property

Patents and other proprietary rights are essential to Baxalta’s business. Baxalta relies on patents, trademarks, copyrights, trade secrets, know-how and confidentiality agreements to develop, maintain and strengthen its competitive position. Baxalta owns a number of patents and trademarks throughout the world and has entered into license arrangements relating to various third-party patents and technologies. Products manufactured by Baxalta are sold primarily under its own trademarks and trade names. Some products distributed by the company are sold under the company’s trade names, while others are sold under trade names owned by its suppliers or partners. Trade secret protection of unpatented confidential and proprietary information is also important to Baxalta. The company maintains certain details about its products, processes and technology as trade secrets and generally requires employees, consultants, parties to collaboration agreements and other business partners to enter into confidentiality agreements. These agreements may be breached and Baxalta may not have adequate remedies for any breach. In addition, Baxalta’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Baxalta’s employees, consultants, parties to collaboration agreements and other business partners use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

Biologics are entitled to exclusivity under the Biologics Price Competition and Innovation Act, which was passed on March 23, 2010 as Title VII to the PPACA. The PPACA provides a pathway for approval of biosimilars following the expiration of 12 years of exclusivity for the innovator biologic and a potential additional 180 day-extension term for conducting pediatric studies. The PPACA also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability prior to the approval of the biosimilar. The PPACA does not, however, change the duration of patents granted on biologic products. For more information regarding governmental regulation of biosimilars, see “—Regulation.”

Baxalta’s policy is to protect its products and technology through patents, the maintenance of trade secrets and trademarks on a worldwide basis. This protection is sought in a manner that balances the cost of such protection against obtaining the greatest value for the company. Baxalta also recognizes the need to promote the enforcement of its intellectual property and takes commercially reasonable steps to enforce its intellectual property around the world against potential infringers, including judicial or administrative action where appropriate.

Baxalta operates in an industry susceptible to significant patent litigation. At any given time, the company is involved as either a plaintiff or defendant in a number of patent infringement and other intellectual property-related actions. Such litigation can result in significant royalty or other payments or result in injunctions that can prevent the sale of products. For more information on litigation, see “—Legal Proceedings.”

Regulation

The operations of Baxalta and many of the products it manufactures or sells are subject to extensive regulation by numerous government agencies, both within and outside the United States. The U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the China Food and Drug Administration (CFDA) and other government agencies both inside and outside of the United States, regulate the testing, safety, effectiveness, manufacturing, labeling, promotion and advertising, distribution and post-market surveillance of Baxalta’s products. The company must obtain specific approval from FDA and non-U.S. regulatory authorities before it can market and sell most of its products in a particular country.

In the United States, Baxalta’s products often undergo a three phase clinical testing program, with the results of preclinical and clinical trials submitted to FDA in the form of a Biologics License Application (BLA) for biologic products. Most non-United States jurisdictions where Baxalta markets its products have product approval and post-approval regulatory processes that are similar in principle to those in the United States. In Europe, for example, there are several tracks for marketing approval, depending on the type of product for which approval is sought. Under the centralized procedure in Europe, a company submits a single application to the EMA that is similar to the BLA in the United States. A marketing application approved by the European Commission (EC) is valid in all member states. In addition to the centralized procedure, Europe also has various other methods for submitting applications and receiving approvals. Regardless of the approval process employed, various parties share responsibilities for the monitoring, detection, and evaluation of adverse events post-approval, including national authorities, the EMA, the EC, and the marketing authorization holder. In some regions, it is possible to receive an “accelerated” review whereby the national regulatory authority will commit to truncated review timelines for products that meet specific medical needs.

The complex nature of biologics, including biosimilar formulations of reference biologic products, has warranted the creation of biosimilar regulatory approval pathways with strict, science-based approval standards that take into account patient safety considerations. These biosimilar approval pathways are considered to be more abbreviated than for new biologics, although they are significantly different from the abbreviated approval pathways available for “generic drugs” (small-molecule drugs that are the same as, and bioequivalent to, an already-approved small molecule drug). The European Union has created a pathway for the approval of biosimilars, and has published guidance for approval of certain biosimilar products. More recently, in 2010, the PPACA authorized FDA to approve biosimilars, but the U.S. approval pathway for biosimilar applications remains relatively untested and is subject to ongoing guidance from FDA. While mature pathways for regulatory approval of generic drugs and healthcare systems exist around the globe that support and promote the substitutability of generic drugs, the approval pathways for biosimilar products remain in various stages of development, as do private and public initiatives or actions supporting the substitutability of biosimilar products. Thus, the extent to which biosimilars will be viewed as readily substitutable, and in practice readily substituted, for the reference biologic product is largely yet to be determined.

The PPACA establishes a period of 12 years of data exclusivity for reference biologic products in order to preserve incentives for future innovation. Under this framework, FDA cannot make a product approval effective for any biosimilar application until at least 12 years after the reference product’s date of first licensure.

Changes to current products may be subject to vigorous review, including multiple regulatory submissions, and approvals are not certain. Even after the company obtains regulatory approval to market a product, the product and the company’s manufacturing processes and quality systems are subject to continued review by FDA and other regulatory authorities globally. State agencies in the United States also regulate the facilities, operations, employees, products and services of the company within their respective states. The company and its facilities are subject to periodic inspections and possible administrative and legal actions by FDA and other regulatory agencies inside and outside the United States. Such actions may include warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. As situations require, the company takes steps to ensure safety and efficacy of its products, such as removing products found not to meet applicable requirements from the market and improving the effectiveness of quality systems.

Baxalta and its products are also subject to various other regulatory regimes both inside and outside the United States. In the United States alone, the company is subject to the oversight of FDA, the Office of the Inspector General within the Department of Health and Human Services (OIG), the Center for Medicare/Medicaid Services (CMS), the Department of Justice (DOJ), the Environmental Protection Agency, the Department of Defense and Customs and Border Protection, in addition to others. The company supplies products and services to healthcare providers that are reimbursed by federally funded programs such as

Medicare. As a result, the company’s activities are subject to regulation by CMS and enforcement by OIG and DOJ. In jurisdictions outside the United States, the company’s activities are subject to regulation by government agencies including the EMA in Europe, CFDA in China and other agencies in other jurisdictions. Many of the agencies enforcing these laws have increased their enforcement activities with respect to healthcare companies in recent years. These actions appear to be part of a general trend toward increased enforcement activity globally.

The sales, marketing and pricing of products and relationships that pharmaceutical companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies. Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion and production of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws, is under increased focus by the agencies charged with overseeing such activities, including FDA, OIG, DOJ and the Federal Trade Commission. Anti-kickback laws make it illegal to solicit, offer, receive or pay any remuneration in exchange for or to induce the referral of business, including the purchase or prescription of a particular drug that is reimbursed by a state or federal program. False claims laws prohibit knowingly and willingly presenting, or causing to be presented for payment to third-party payors (including Medicare and Medicaid) any claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Violations of fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid).

The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies. The FCPA and similar anti-bribery laws generally prohibit companies and their employees, contractors or agents from making improper payments to government officials for the purpose of obtaining or retaining business. Healthcare professionals in many countries are employed by the government and consequently may be considered government officials. Foreign governments have also increased their scrutiny of pharmaceutical companies’ sales and marketing activities and relationships with healthcare providers and competitive practices generally.

FDA regulates all advertising and promotion activities and communications for products under its jurisdiction both before and after approval. A company can make only those claims relating to safety and efficacy that are approved by FDA. Healthcare providers are permitted to prescribe drugs for “off-label” uses—that is, uses not approved by FDA and therefore not described in the drug’s labeling—because FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers’ communications regarding off-label uses. Broadly speaking, a manufacturer may not promote a drug for off-label use, but may engage in non-promotional, balanced communication regarding off-label use under certain conditions. Failure to comply with applicable FDA requirements and restrictions in this area may subject a company to adverse publicity and enforcement action by FDA, DOJ, or OIG and the Department of Health and Human Services, as well as state authorities. Noncompliance could subject a company to a range of penalties that could have a significant commercial and financial impact, including civil and criminal fines and the imposition of agreements that materially restrict the manner in which a company promotes or distributes its products.

Ethics and Compliance

In order to maintain compliance with applicable laws and regulations, Baxalta has established a comprehensive global ethics and compliance program. The program is intended to prevent, detect and mitigate risk across the organization and throughout the lifecycle of Baxalta’s products. Baxalta’s program starts with a culture and expectation of compliance at all levels of the organization. It also includes, among other things, resources to address compliance globally; formal compliance governance; mechanisms to intake questions and concerns; policies, processes, and procedures; communications; training; various forms of risk-based auditing and monitoring; review of alleged misconduct; and, when necessary, disciplinary action for failure to comply. All of these actions are intended to protect Baxalta from conduct by individual employees and agents that may be in violation of legal and regulatory requirements and the company’s compliance expectations.

Compliance with applicable laws and regulations is costly and materially affects Baxalta’s business. Baxalta expects that compliance with laws and regulations around the globe will increasingly require significant technical expertise and capital investment. Healthcare regulations substantially increase the time, difficulty and costs incurred in obtaining approval to market and promote products, and Baxalta’s failure to meet its compliance obligations may result in regulatory and enforcement actions, the seizure or recall of products, the suspension or revocation of the authority necessary for product production and sale, and other civil or criminal sanctions, including fines and penalties. The company expects to continuously devote substantial resources to proactively maintain, administer and expand its compliance program globally.

Sales, Marketing and Distribution Capabilities

Baxalta has its own direct sales force and also makes sales to and through independent distributors, drug wholesalers acting as sales agents and specialty pharmacy or other alternate site providers. The company reviews its sales channels from time to time, and will make changes in its sales and distribution model as the company believes necessary to best implement the company’s business plan and strategies. Managed care providers (for example, health maintenance organizations), hospitals, and state and federal government agencies are also important customers.

In the United States, third parties warehouse and ship a significant portion of the company’s products through their distribution centers. These centers are generally stocked with adequate inventories to facilitate prompt customer service. Sales and distribution methods include frequent contact by sales and customer service representatives, automated communications via various electronic purchasing systems, circulation of catalogs and merchandising bulletins, direct-mail campaigns, trade publication presence and advertising.

International sales are made and products are distributed on a direct basis or through independent distributors or sales agents in approximately 100 countries. In many international locations, including much of Europe, Latin America, Asia and Australia, for example, the government purchases products through public tenders or collective purchasing.

Facilities, Manufacturing Capabilities and Operations

For a brief transition period after the spin-off, the company’s corporate offices will continue to be located at One Baxter Parkway, Deerfield, Illinois. In 2015, Baxalta announced that it had entered into a long-term lease agreement for a 260,000 square foot facility in Bannockburn, Illinois that will serve as Baxalta’s global headquarters after the transition period.

Baxalta manufactures its products in more than ten manufacturing facilities around the world. Baxalta owns or has long-term leases on all of its manufacturing facilities. The company’s principal manufacturing facilities are listed below.

Location	Owned/Leased
Orth, Austria	Owned
Vienna, Austria	Owned
Lessines, Belgium	Owned
Hayward, California	Leased
Los Angeles, California	Owned
Thousand Oaks, California	Owned
Pisa, Italy	Owned
Rieti, Italy	Owned
Milford, Massachusetts	Owned
Brooklyn Park, Minnesota	Owned
Woodlands, Singapore	Owned/Leased(1)
Neuchatel, Switzerland	Owned

(1)	Baxalta owns the facility at Woodlands, Singapore, and leases the property upon which it rests.

In addition to the manufacturing facilities listed above, Baxalta is currently building a state-of-the-art manufacturing facility near Covington, Georgia, to support the growth of its plasma-based products. The timeline on the project spans several years with commercial production scheduled to begin in 2018.

The company is also expanding its manufacturing facility in Krems, Austria, with production expected to commence at the expanded facility in 2018.

In 2014, Baxalta announced that the company entered into a long-term lease in Cambridge, Massachusetts, for a facility that will serve as the company’s global innovation and R&D center.

The company’s facility in Hoover, Alabama is a critical facility for the testing of human plasma, including plasma collected by its BioLife subsidiary (as more fully described below under “—Sources and Availability of Raw Materials”) for use in the company’s products.

Baxalta’s properties include facilities which, in the company’s opinion, are suitable and adequate for development, manufacture, and distribution of its products.

Third Party Agreements

Baxalta has agreements with third parties for process development, analytical services, and manufacturing of certain products. Baxalta procures certain products and services from a limited number of suppliers and, in some cases, a single supply source. Baxalta also will have certain agreements with Baxter following the separation, including as described in “Certain Relationships and Related Person Transactions—Agreements with Baxter—Manufacturing and Supply Agreement.”

Sources and Availability of Raw Materials

Baxalta purchases, in the ordinary course of business, raw materials and supplies essential to its operations from numerous suppliers around the world, including in the United States. While efforts are made to diversify Baxalta’s source of components and materials, in certain instances Baxalta acquires components and materials from a sole supplier.

Human plasma is a critical raw material in Baxalta’s business. The company believes that its ability to internally and externally source plasma represents a distinctive and flexible infrastructure, which provides the company a unique capability with respect to the consistent delivery of high quality plasma-based products. Baxalta owns and operates plasma collection facilities in the United States and Austria through its wholly owned subsidiary BioLife Plasma Services L.P. (BioLife). BioLife operates and maintains more than 65 state-of-the-art plasma collection facilities in 23 states throughout the United States and at seven locations in Austria. Baxalta also maintains relationships with other plasma suppliers to ensure that it retains the flexibility to meet market demand for its plasma-based therapies, including through its 10-year contract manufacturing agreement with Sanquin Blood Supply Foundation of the Netherlands.

There have been no recent significant availability problems or supply shortages with respect to raw materials.

For additional information regarding sources and availability of raw materials, see the discussion of such matters under “Risk Factors—Risks Related to Baxalta’s Business—If Baxalta is unable to obtain sufficient components or raw materials on a timely basis or if it experiences other manufacturing or supply difficulties, its business may be adversely affected.”

Competition and Healthcare Cost Containment

Baxalta enjoys leading positions based on a number of competitive advantages. The Baxalta business benefits from continued innovation in its products and therapies, consistency of its supply of products, strong customer relationships and the technological advantages of its products.

Baxalta faces substantial competition from pharmaceutical, biotechnology and other companies of all sizes, in the United States and internationally, and such competitors continue to expand their manufacturing capacity and sales and marketing channels. Competition is primarily focused on cost-effectiveness, price, service, product effectiveness and quality, patient convenience and technological innovation. There has been increasing consolidation in the company’s customer base, which continues to result in pricing and market pressures.

The principal sources of competition for Baxalta’s principal products globally are as follows:

•	ADVATE: Xyntha®/ReFacto AF® (Pfizer and Swedish Orphan Biovitrum); Kogenate® (Bayer); Helixate® (CSL Behring); Eloctate® (Biogen Idec); NovoEight® (Novo Nordisk); and Nuwiq® (Octapharma).

•	FEIBA: NovoSeven®/NovoSeven RT® (Novo Nordisk); Coagil VII® (Pharmstandard); and Facteur VII-LFB® (LFB Group).

•	GAMMAGARD LIQUID: Privigen®/Hizentra®/Carimune NF® (CSL Behring); Flebogamma DIF®/Gamunex-C® (Grifols); Octagam®/Octagam 10®/Gammanorm® (Octapharma); Ig Vena®/Gammaked® (Kedrion); and Intratect 10%®/Intratect, Intraglobin F®/Bivigam® (Biotest).

Additionally, for each of the principal products listed above, there are additional competitive products or alternative therapy regimens available on a more limited geographic basis throughout the world.

In March 2010, the PPACA was enacted in the United States. While this legislation provides for a number of changes in how companies are compensated for providing healthcare products and services, many of these changes are still being implemented by regulations. The PPACA includes several provisions which impact the company’s businesses in the United States, including a tax on the sales of its pharmaceutical products to the government, increased Medicaid rebates and an expansion of the 340B Drug Pricing Program which provides certain qualified entities, such as hospitals serving disadvantaged populations, with discounts on the purchase of drugs for outpatient use and an excise tax on the sale of certain drugs and medical devices.

For additional information regarding competition and healthcare cost containment, see the discussion of such matters in the “Risk Factors” section of this information statement, including the following:

•	“Risk Factors—Risks Related to Baxalta’s Business—Baxalta’s products face substantial competition in the product markets in which it operates.”

•	“Risk Factors—Risks Related to Baxalta’s Business—If reimbursement or other payment for Baxalta’s current or future products is reduced or modified in the United States or abroad, including through the implementation of government-sponsored healthcare reform or other similar actions, cost containment measures, or changes to policies with respect to pricing, taxation or rebates, then Baxalta’s business could suffer.”

•	“Risk Factors—Risks Related to Baxalta’s Business—Baxalta faces competition in the development of relationships with research, academic and governmental institutions.”

Employees

Baxalta expects to employ approximately — persons as of the distribution date. Outside the United States, some of Baxalta’s employees are represented by unions or works councils. Baxalta believes that it has good relations with its employees and their unions and works councils.

Environmental Matters

Environmental policies of the company require compliance with all applicable environmental regulations and contemplate, among other things, appropriate capital expenditures for environmental protection.

Legal Proceedings

Baxalta is from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of United States and foreign competition law, labor laws, consumer protection laws, and environmental laws and regulations, as well as claims or litigation relating to product liability, intellectual property, securities, breach of contract and tort. Baxalta operates in multiple jurisdictions and, as a result, a claim in one jurisdiction may lead to claims or regulatory penalties in other jurisdictions. Baxalta intends to defend vigorously against any pending or future claims and litigation.

On February 25, 2015, Baxalta received a notice of a violation from the Ventura County Air Pollution Control District as a result of it self-reporting certain violations of environmental regulations at its manufacturing facility located in Thousand Oaks, California, to that agency promptly after discovery on October 16, 2014, as required by local regulations. Pursuant to that notice, Baxalta will be required to pay penalties in the amount of $103,000 to the agency, which will release Baxalta of any further claims or liabilities for such violations.

For a description of further legal proceedings, see Note 14 to the audited combined financial statements.

While the liability of the company in connection with certain claims cannot be estimated with any certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s combined financial position. While Baxalta believes it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments against it or enter into settlements of claims resulting in material financial payments or otherwise having a material operational or financial impact on the company.

Divestitures and Discontinued Operations

In July 2014, the company entered into an agreement to sell its commercial vaccines business and committed to a plan to divest the remainder of its vaccines business, which includes certain R&D programs. In December 2014, the company completed the sale of the commercial vaccines business and entered into an agreement to sell the remainder of the vaccines business, which is expected to be completed in the second quarter of 2015. As a result of the divestitures, the operations and cash flows of the vaccines business will be eliminated from the ongoing operations of the company. In addition, the company will not have significant continuing involvement or cash flows from the operations associated with the vaccines business.

Management

Executive Officers Following the Distribution

While some of Baxalta’s expected executive officers are currently officers and employees of Baxter, upon the distribution, none of these individuals will continue to be employees or executive officers of Baxter. The following table sets forth information regarding individuals who are expected to serve as Baxalta’s executive officers, including their positions after the separation. Additional executive officers are expected to be appointed prior to the distribution, and Baxalta will include information concerning those executive officers in an amendment to this information statement.

Name	Age	Title
Ludwig N. Hantson, Ph.D.	52	President and Chief Executive Officer
Robert J. Hombach	49	Executive Vice President, Chief Financial Officer and Chief Operations Officer
John Glasspool	53	Executive Vice President and Head of Corporate Strategy and Customer Operations
Brian Goff	46	Executive Vice President and President, Hemophilia & Blood Disorders
Anne-Marie Law	48	Executive Vice President and Head of Human Resources
Ronald K. Lloyd	54	Executive Vice President and President, Immunology
David D. Meek	51	Executive Vice President and President, Oncology
John J. Orloff, M.D.	57	Executive Vice President and Head of Research & Development
Dagmar Rosa-Björkeson	51	Executive Vice President and President, Biosimilars
Patrice Zagame, M.D.	54	Executive Vice President and President, Intercontinental

Ludwig N. Hantson, Ph.D., age 52, is expected to serve as the President and Chief Executive Officer of Baxalta. He has served Baxter as Corporate Vice President and President, BioScience, having served in that capacity since October 2010, and is expected to continue in that role until the separation is completed. Dr. Hantson joined Baxter in May 2010 as Corporate Vice President and President, International. From 2001 to May 2010, Dr. Hantson held various positions at Novartis Pharmaceuticals Corporation, the most recent of which was Chief Executive Officer, Pharma North America. Prior to Novartis, Dr. Hantson spent 13 years with Johnson & Johnson in roles of increasing responsibility in marketing and clinical research and development.

Robert J. Hombach, age 49, is expected to serve as the Executive Vice President, Chief Financial Officer and Chief Operations Officer of Baxalta. He has served as Corporate Vice President and Chief Financial Officer of Baxter since July 2010 and is expected to continue in that role until the separation is completed. From February 2007 to March 2011, Mr. Hombach also served as Treasurer of Baxter and from December 2004 to February 2007, he was Vice President of Finance, Europe for Baxter. Prior to that, Mr. Hombach served in a number of finance positions of increasing responsibility in the planning, manufacturing, operations and treasury areas at Baxter.

John Glasspool, age 53, is expected to serve as Executive Vice President and Head of Corporate Strategy and Customer Operations for Baxalta after completion of the separation. Mr. Glasspool has more than 20 years of industry experience. He has served as Baxter’s Vice President, New Therapies and Market Developments since 2012 and is expected to continue in that role until the separation is completed. Mr. Glasspool had previously spent approximately 10 years with Novartis Pharmaceuticals, where he served in several Senior Vice President and Vice President positions, including Head of Region/Europe, Vaccines and Diagnosis and Head of Pricing, Market Access and Commercial Operations. Mr. Glasspool previously held key positions in market and sales for Johnson & Johnson and Scotia Pharmaceuticals.

Brian Goff, age 46, is expected to serve as Executive Vice President and President, Hemophilia & Blood Disorders for Baxalta upon completion of the separation. Mr. Goff has more than 20 years of industry experience. He has served as Baxter’s Global Franchise Head for Hemophilia since June 2012 and is expected to continue in that role until the separation is completed. Prior to joining Baxter, Mr. Goff was the Vice President and Head of the Primary Care Business Unit for Novartis Pharmaceuticals and had served in other key leadership positions at Novartis since 2005, including global brand leadership in Basel, Switzerland. Before joining Novartis in 2005, he worked for 14 years in key positions in sales and product management in the pharmaceutical division of Johnson & Johnson.

Anne-Marie Law, age 48, is expected to serve as Executive Vice President and Head of Human Resources for Baxalta upon completion of the separation. Ms. Law has more than 25 years of human resources experience. From 2009 until joining Baxalta in 2015, Ms. Law served in various senior positions at McKesson Corporation, including most recently as Senior Vice President, Human Resources McKesson Specialty Health/US Oncology since 2011. Ms. Law also served as Senior Vice President, Global Human Resources of VeriSign, Inc. from 2007 to 2009. Prior to joining VeriSign, Ms. Law spent approximately eight years in human resources leadership positions with Xilinx, Inc.

Ronald L. Lloyd, age 54, is expected to serve as Executive Vice President and President, Immunology for Baxalta upon completion of the separation. Mr. Lloyd has more than 25 years of industry experience. He has served as Baxter’s Global Franchise Head for BioTherapeutics since 2011 and is expected to continue in that role until the separation is completed. From 2006 to 2011, Mr. Lloyd served as General Manager, Regenerative Medicine and BioTherapeutics of Baxter, and from 2003 to 2006 he served as Vice President of Global Marketing BioScience for Baxter. Prior to joining Baxter in 2003, Mr. Lloyd held key positions in marketing and business development at Abbott Laboratories and Anaquest, a division of British Oxygen Corporation.

David D. Meek, age 51, is expected to serve as Executive Vice President and President, Oncology for Baxalta upon completion of the separation. Mr. Meek has more than 25 years of industry experience. He has served as Baxter’s Vice President, Global Head of Oncology since early 2014 and is expected to continue in that role until the separation is completed. Mr. Meek served as Chief Commercial Officer of Endocyte, Inc., a public biopharmaceuticals company, from 2012 to 2014. Mr. Meek previously spent approximately seven years with Novartis Pharmaceuticals, where he served in several leadership positions, including Region Head, Novartis Oncology, Europe and President and CEO of Novartis, Canada. Prior to joining Novartis, Mr. Meek spent approximately 16 years with Johnson & Johnson and Janssen Pharmaceuticals, where he served in various market and sales executive leadership roles.

John J. Orloff, M.D., age 57, is expected to serve as Executive Vice President and Head of Research & Development for Baxalta upon completion of the separation. Dr. Orloff has more than 30 years of industry and clinical experience, and, prior to joining Baxter in 2014 as Vice President, R&D in Bioscience, Dr. Orloff served as the Global Head of Clinical Development at Merck Serono Pharmaceuticals since 2014. He previously spent approximately 10 years with Novartis Pharmaceuticals, where he served in several Senior Vice President and Vice President positions, including Chief Medical Officer, Head of U.S. Medical and Regulatory Affairs and Global Head of Regulatory Strategy for Drug Regulatory Affairs. Prior to Novartis, Dr. Orloff spent 6 years in leadership roles at Merck Research Laboratories and 7 years on the faculty of the Yale University School of Medicine.

Dagmar Rosa-Björkeson, age 51, is expected to serve as Executive Vice President and President, Biosimilars upon completion of the separation. Ms. Rosa-Björkeson has 25 years of industry experience, and, prior to joining Baxter as its biosimilars program leader in 2014, she served in multiple capacities at Novartis Pharmaceuticals over 17 years where she was most recently Vice President, Head of Multiple Sclerosis. Previously she held other Vice President positions at Novartis, including having served as Country Head for Sweden and in leadership roles focused on sales and branding. Before her time at Novartis, she held sales oriented roles with Forest Pharmaceutical, Ferguson Advertising and Hoechst-Roussell Pharmaceuticals.

Patrice Zagame, M.D., age 54, is expected to serve as Executive Vice President and President, Intercontinental for Baxalta upon completion of the separation. Dr. Zagame has more than 25 years of industry experience, and, prior to joining Baxter in 2014, Dr. Zagame was Country Head for Brazil at Sanofi, a position he held since 2013. He was employed by Novartis Pharmaceuticals since 1996, where he served as a country head in several other emerging and developed markets, including France, Venezuela and Argentina, as well as serving terms as Head of Pharma Division, Regional Marketing Director and Integration Officer. Prior to his time at Novartis, Dr. Zagame held management and sales positions at Glaxo-Wellcome and Rhone-Poulenc.

Board of Directors Following the Distribution

The following table sets forth information with respect to those persons, in addition to Dr. Hantson, who are expected to serve on Baxalta’s Board of Directors following the completion of the distribution. The nominees will be presented to Baxalta’s sole shareholder, Baxter, for election prior to the distribution. Baxalta may name and present additional nominees for election prior to the distribution, and the names and biographies of those other persons who are expected to serve on Baxalta’s Board of Directors will be provided in subsequent amendments to this information statement.

Name	Age	Title
Wayne T. Hockmeyer, Ph.D.	70	Chairman
Ludwig N. Hantson, Ph.D.	52	Director, President and Chief Executive Officer

Wayne T. Hockmeyer, Ph.D., age 70, will serve as non-executive Chairman of the Baxalta Board of Directors. Dr. Hockmeyer has served as a Director of Baxter since September 2007. Dr. Hockmeyer founded MedImmune, Inc., a healthcare company focused on infectious diseases, cancer and inflammatory diseases, and served as Chairman and/or Chief Executive Officer of MedImmune from 1988 to 2007. Prior to that, he was vice president of laboratory research and product development at Praxis Biologics Inc. and chief of the Department of Immunology at Walter Reed Army Institute of Research. Dr. Hockmeyer serves as a director of GenVec Inc. and previously served as a director of MedImmune, Inc., Middlebrook Pharmaceuticals, Inc. and Idenix Pharmaceuticals Inc.

Upon completion of the distribution, Baxalta’s Board of Directors will be divided into three approximately equal classes. The term of the first class of directors will expire on the date of the 2016 annual meeting of shareholders, the term of the second class of directors will expire on the date of the 2017 annual meeting of shareholders; and the term of the third class of directors will expire on the date of the 2018 annual meeting of shareholders. Baxalta expects that the first class will be comprised of —; the second class will be comprised of —; and the third class will be comprised of —. Commencing with the 2016 annual meeting of shareholders, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the shareholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the Board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election.

Committees of the Board of Directors

Effective upon the completion of the distribution, Baxalta’s Board of Directors will have the following standing committees: Audit Committee, Compensation Committee, Corporate Governance Committee, and Quality and Compliance Committee. Each committee is expected to consist solely of independent directors and be governed by a written charter. All such committee charters will be available on Baxalta’s website at — prior to the distribution.

Audit Committee. The Audit Committee is currently expected to be comprised of —, each of whom is independent under the rules of the New York Stock Exchange and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Baxalta Board of Directors is expected to determine that at least one member of the Audit

Committee is an “audit committee financial expert” for purposes of the rules of the SEC. The Audit Committee will be primarily concerned with the integrity of Baxalta’s financial statements, system of internal accounting controls, the internal and external audit process, and the process for monitoring compliance with laws and regulations. The Audit Committee’s duties will include: (1) reviewing the adequacy and effectiveness of Baxalta’s internal control over financial reporting with management and the external and internal auditors, and reviewing with management Baxalta’s disclosure controls and procedures; (2) retaining and evaluating the qualifications, independence and performance of the independent auditor; (3) approving audit and permissible non-audit engagements to be undertaken by the independent registered public accounting firm; (4) reviewing the scope of the annual external and internal audits; (5) reviewing and discussing Baxalta’s financial statements (audited and non-audited), as well as earnings press releases and related information, prior to their filing or release; (6) overseeing legal and regulatory compliance as it relates to financial matters; (7) holding separate executive sessions with the independent registered public accounting firm, the internal auditor and management; and (8) discussing guidelines and policies governing the process by which Baxalta assesses and manages risk.

Compensation Committee. The Compensation Committee is currently expected to be comprised of —, each of whom is independent under the rules of the New York Stock Exchange. The Compensation Committee will have the ability to exercise the authority of the Baxalta Board of Directors relating to employee benefit and equity-based plans and the compensation of the company’s officers. The Compensation Committee’s duties will include: (1) making recommendations for consideration by the Board of Directors, in executive session and in coordination with the Corporate Governance Committee, concerning the compensation of Baxalta’s Chief Executive Officer; (2) determining the compensation of the company’s officers (other than Baxalta’s Chief Executive Officer) and advising the Board of Directors of such determination; (3) making recommendations to the Board of Directors with respect to incentive compensation plans and equity-based plans and exercising the authority of the Board of Directors concerning benefit plans; (4) serving as the administration committee of the company’s equity-based plans; (5) making recommendations to the Board of Directors concerning director compensation; (6) reviewing the adequacy of the company’s stock ownership guidelines and periodically assessing compliance with these guidelines; and (7) overseeing the company’s compensation philosophy and strategy and periodically assessing the risk related to its compensation policies and practices. The Corporate Governance and Compensation Committees will work together to establish a link between Dr. Hantson’s performance and decisions regarding his compensation. All compensation actions relating to Dr. Hantson will be subject to the approval of the independent directors of the Board of Directors.

Corporate Governance Committee. The Corporate Governance Committee is currently expected to be comprised of —, each of whom is independent under the rules of the New York Stock Exchange. The Corporate Governance Committee will assist and advise the Baxalta Board of Directors on director nominations, corporate governance and general Board of Directors organization and planning matters. The Corporate Governance Committee’s duties include: (1) developing criteria for use in evaluating and selecting candidates for election or re-election to the Board of Directors and assisting the Board of Directors in identifying and attracting qualified director candidates, as well as in assessing director independence; (2) identifying and recommending to the Board of Directors the director nominees for the annual meeting of shareholders and recommending persons to fill any vacancy on the Board of Directors; (3) determining Board of Directors committee structure and membership; (4) overseeing the succession planning process for management, including Baxalta’s Chief Executive Officer; (5) developing, implementing and overseeing an annual process for evaluating the performance of Baxalta’s Chief Executive Officer; (6) developing, implementing and overseeing an annual process for evaluating Board of Directors and committee performance; and (7) reviewing at least annually the adequacy of Baxalta’s Corporate Governance Guidelines.

Quality and Compliance Committee. The Quality and Compliance Committee is currently expected to be comprised of —. The Quality and Compliance Committee will assist the Baxalta Board of Directors in fulfilling its oversight responsibilities with respect to legal, regulatory, quality and other compliance matters. The Quality and Compliance Committee’s duties will include: (1) reviewing the adequacy and effectiveness of the company’s policies, practices and procedures with respect to FDA and similar compliance and product quality and safety;

(2) receiving regular reports regarding significant compliance matters from the senior management; (3) reviewing with management strategic issues and corporate actions relating to current and emerging political, corporate citizenship and public policy issues that may affect the business operations, performance or public image of the company, including those related to public affairs, political advocacy, environmental health and safety and sustainability, corporate social responsibility and philanthropic activities. In addition, the Quality and Compliance Committee will coordinate with the Audit Committee regarding oversight of non-financial compliance.

Compensation Committee Interlocks and Insider Participation

During the company’s fiscal year ended December 31, 2014, Baxalta was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of Baxalta’s executive officers who currently serve as Baxter’s executive officers were made by Baxter, as described in the section of this information statement captioned “Compensation Discussion and Analysis.”

Corporate Governance

Baxalta expects that its Board of Directors will periodically review its corporate governance practices and take other actions to address changes in regulatory requirements, developments in governance best practices and matters raised by shareholders.

Director Independence

It is expected that Baxalta’s Board of Directors will adopt Corporate Governance Guidelines that will require that the Baxalta Board of Directors be composed of a majority of directors who meet the criteria for “independence” established by the rules of the New York Stock Exchange. To be considered independent, the Board of Directors must affirmatively determine that a director does not have any direct or indirect material relationship with Baxalta (either directly or as a partner, shareholder or officer of an organization that has a relationship with Baxalta), and solely with regard to Compensation Committee Members, consider all relevant factors that could impair the ability of such Compensation Committee members to make independent judgments about executive compensation.

In making its independence determinations, the Board of Directors considers transactions, relationships and arrangements between Baxalta and entities with which directors are associated as executive officers, directors and trustees. When these transactions, relationships and arrangements exist, they are in the ordinary course of business and are of a type customary for a global company such as Baxalta.

Nomination of Directors

Baxalta’s amended and restated bylaws will contain provisions that address the process by which a shareholder may nominate an individual to stand for election to the Board of Directors. Baxalta expects that its Board of Directors will adopt a policy concerning the evaluation of shareholder recommendations of Board candidates by the Corporate Governance Committee.

Corporate Governance Guidelines

The Baxalta Board of Directors is expected to adopt a set of Corporate Governance Guidelines in connection with the separation to assist it in guiding Baxalta’s governance practices. These practices will be regularly re-evaluated by the Corporate Governance Committee in light of changing circumstances in order to continue serving the company’s best interests and the best interests of its shareholders. Baxalta’s current Corporate Governance Guidelines are expected to cover topics including, but not limited to, director qualification standards, director responsibilities (including those of the Chairman), director access to management and independent advisors, director compensation, director orientation and continuing education, succession planning and the annual evaluations of the Board of Directors and its committees.

Communicating with the Board of Directors

Baxalta’s Corporate Governance Guidelines are expected to include procedures by which shareholders and other interested parties may contact any of Baxalta’s directors, including the Chairman of the Board of Directors or the non-management directors as a group, by writing a letter to Baxalta Director c/o Corporate Secretary, Baxalta Incorporated, — or by sending an e-mail to boardofdirectors@—.com. Baxalta’s Corporate Secretary will forward communications to the Board directly to the Chairman, unless a different director is specified.

Director Qualification Standards

Baxalta’s Corporate Governance Guidelines are expected to provide that the Corporate Governance Committee is responsible for reviewing with the Board of Directors the appropriate skills and characteristics required of Board members in the context of the makeup of the Board of Directors and developing criteria for identifying and evaluating Board candidates.

The process that this committee will use to identify a nominee to serve as a member of the Board of Directors will depend on the qualities being sought. From time to time, Baxalta may engage an independent search firm to assist the committee in identifying individuals qualified to be Board members. Board members should have backgrounds that when combined provide a portfolio of experience and knowledge that will serve Baxalta’s governance and strategic needs.

In the process of identifying nominees to serve as a member of the Board of Directors, the Corporate Governance Committee will consider diversity of background, including diversity of gender, race, ethnic or geographic origin, age, and experience (including in business, government and education as well as healthcare, science and technology) as a relevant factor in the selection process. This factor is relevant as a diverse Board of Directors is likely to be a well-balanced Board of Directors with varying perspectives and a breadth of experience that will positively contribute to robust discussion at Board of Directors meetings.

A nominee’s ability to meet the independence criteria established by the New York Stock Exchange will also be a factor in the nominee selection process.

Once a candidate has been identified, the Corporate Governance Committee and the independent search firm, if any, will engage in a process that includes a thorough investigation of the candidate, an examination of his or her business background and education, research on the individual’s accomplishments and qualifications, an in-person interview and reference checking. If this process generates a positive indication, the members of the Corporate Governance Committee and the Chairman of the Board of Directors will meet separately with the candidate and then confer with each other regarding their respective impressions of the candidate. If the individual was positively received, the Corporate Governance Committee will then recommend the individual to the full Board of Directors for further meetings and evaluation and ultimately election. If the full Board of Directors agrees, the Chairman of the Board of Directors will then be authorized to extend an offer to the individual candidate.

Board Leadership Structure

Baxalta’s Corporate Governance Guidelines provide the Board of Directors flexibility in determining its leadership structure. Upon the separation and distribution, Ludwig N. Hantson, Ph.D. will serve as Baxalta’s Chief Executive Officer and Wayne T. Hockmeyer, Ph.D. will serve as the Chairman of the Board of Directors. Baxalta believes that this leadership structure, which separates the Chairman and Chief Executive Officer roles, is optimal at this time because it allows Dr. Hantson to focus on operating and managing Baxalta following Baxalta’s transition to being a public company while Dr. Hockmeyer can focus on the leadership of the Board of Directors. The Chairman of the Board of Directors, pursuant to Baxalta’s amended and restated bylaws, would preside at all meetings of the Board of Directors and shareholders, and act as liaison between the Board of Directors and the shareholders. The Board of Directors will periodically evaluate leadership structure and determine whether continuing the separate roles of Board of Directors Chairman and Chief Executive Officer is in Baxalta’s best interests based on circumstances existing at the time, including the skills and experience that the selected Chairman and Chief Executive Officer bring to these roles.

Code of Conduct

In connection with the separation, Baxalta will adopt a Code of Conduct that requires all its business activities to be conducted in compliance with laws, regulations, and ethical principles and values. The Code of Conduct will apply to all members of Baxalta’s Board of Directors and all of Baxalta’s employees, including Baxalta’s Chief Executive Officer, Chief Financial Officer, Controller and other senior financial officers. Any amendment to, or waiver from, a provision of the Code of Conduct that applies to Baxalta’s Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions will be disclosed on Baxalta’s website. The Code of Conduct will be available on Baxalta’s website.

Non-Employee Director Compensation

Baxalta’s non-employee directors have not received, and will not receive, any compensation for their service on Baxalta’s Board of Directors prior to the completion of the distribution.

Baxalta is currently reviewing the compensation that it will pay to its non-employee directors following the distribution, but anticipates that its non-employee directors will be compensated for their service under a non-employee director compensation plan, which has not yet been established. Baxalta’s non-employee director compensation plan is expected to include cash compensation and annual equity awards.

Executive Compensation

Introduction

Baxalta is currently a wholly owned subsidiary of Baxter, and the Compensation Committee of Baxter’s Board of Directors determined the past compensation of Baxalta’s executive officers who were also executive officers of Baxter. The Compensation Discussion and Analysis, as well as the Summary Compensation Tables and accompanying information below, discusses these historical compensation practices of Baxter. The only information in this Executive Compensation section that addresses compensation effects of the distribution or anticipated compensation with Baxalta after the distribution is set forth below under “Effects of the Separation on Outstanding Executive Compensation Awards; Baxalta Compensation.” While certain expectations regarding post-distribution compensation are included herein, Baxalta’s own Compensation Committee and Board of Directors will determine Baxalta’s executive compensation policies following the distribution.

The Compensation Discussion and Analysis presents historical compensation information for Dr. Hantson and Mr. Hombach, since they are both current named executive officers at Baxter, but generally does not address the specific compensation decisions for the other individuals who are expected to be Baxalta’s executive officers as none of them are executive officers at Baxter and therefore Baxter’s Compensation Committee did not make such decisions directly. Among the individuals who are expected to serve as Baxalta’s executive officers, the three most highly compensated in 2014 were Brian Goff, who is expected to serve as Baxalta’s Executive Vice President and President, Hemophilia & Blood Disorders, Dagmar Rosa-Björkeson, who is expected to serve as Baxalta’s Executive Vice President and President, Biosimilars, and Patrice Zagame, who is expected to serve as Baxalta’s Executive Vice President and President, Intercontinental, and as such have been included in the Executive Compensation Tables below. Decisions related to the compensation of Mr. Goff in 2014 were made by Baxter management, and Ms. Rosa-Björkeson’s and Dr. Zagame’s compensation in 2014 was negotiated in conjunction with their hiring.

Additional information about Baxalta’s expected senior executive team following the distribution is set forth in the section of this information statement captioned “Management—Executive Officers Following the Distribution.”

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes Baxter’s compensation philosophy, policies and practices as they applied to Dr. Hantson and Mr. Hombach in 2014.

Compensation Philosophy

Baxter’s compensation program is designed to:

•	Recognize both Baxter and individual performance;

•	Drive the long-term financial performance of Baxter (and in doing so, encourage innovation and appropriate levels of risk-taking); and

•	Reflect the value of each officer’s position in the market and within Baxter.

The objective of the program is to compensate Baxter’s executive officers in a manner that is consistent with these principles, aligns the interests of management and shareholders and drives sustained and superior performance relative to Baxter’s peers. The program is also designed to be comparable with companies with which Baxter competes for executive talent in order to attract, retain and motivate high-performing executives.

Structure of Compensation Program

Pay-for-Performance

Pay-for-performance is the most significant structural element of Baxter’s compensation program. Annual performance against financial targets (adjusted EPS, adjusted sales and adjusted operating cash flow) drives the payout of cash bonuses. Baxter’s three-year growth in shareholder value relative to Baxter’s peer group and three-year performance against annual return on invested capital (ROIC) targets together determine the payout under 50% of Baxter’s annual equity awards to executive officers, which are granted in the form of performance share units. The overall performance of Baxter’s common stock determines the value of the remainder, which is granted in the form of stock options. The Baxter Compensation Committee’s assessment of how each officer performs his or her job impacts earned cash bonuses and equity awards.

Baxter’s focus on pay-for-performance is best demonstrated through the structure of its executive compensation programs, where the majority of executive pay is at risk and subject to specific annual and long-term performance requirements.

Financial Targets

The Baxter Compensation Committee selected adjusted EPS, adjusted sales and adjusted operating cash flow as the financial measures on which to assess Baxter’s performance for purposes of funding the cash bonus pool. The relative weight assigned to each of these measures was 50%, 25%, and 25% respectively. If each financial measure is met in a given year, then the cash bonus pool is funded at two times the base salary for each executive officer covered by the bonus pool and negative discretion is applied as described below.

These three financial metrics (adjusted EPS, adjusted sales and adjusted operating cash flow) were deemed appropriate by the Baxter Compensation Committee as they are of immediate interest to shareholders and are the primary measures as to which Baxter regularly provides guidance to the market. Adjusted EPS is the most heavily weighted measure, as the Baxter Compensation Committee believes it is a straightforward measure of Baxter’s current ability to generate value that is well understood by shareholders.

Performance over the Long-Term

As a healthcare company, Baxter operates in a rapidly changing, increasingly competitive and heavily regulated environment. Accordingly, encouraging its executive officers to focus on the long-term performance of Baxter is particularly important to Baxter. Historically, the payout of performance share units was based solely on Baxter’s growth in shareholder value relative to its peers. The performance share units that were awarded to the named executive officers in 2014 were designed to reward strong and sustained long-term performance by Baxter on two important measures: growth in shareholder value and ROIC. The ROIC measure was added to the performance share units in 2013 to provide a better balance compared to tying the award to a single performance metric. It also provides the opportunity to focus on a strategic financial component over a multi-year period. Finally, the use of multiple measures for performance share units is aligned with external market best practice.

Performance Against Peers

One-half of the performance share units awarded in 2014 were designed to reward strong long-term performance by Baxter relative to the companies in Baxter’s peer group. These healthcare companies are the primary companies with which Baxter competes for talent, investor capital and market position. The payout of shares of Baxter common stock resulting from the vesting of these performance share units will be based on Baxter’s change in total shareholder value versus the change in total shareholder value of the companies included in Baxter’s healthcare peer group during the three-year performance period commencing with the year in which the performance share units are awarded (January 1, 2014 — December 31, 2016).

Growth in shareholder value will be measured based on the following formula:

Average Closing Stock Price Over the Last Twenty Days of the Performance Period

minus Average Closing Stock Price Over the Last Twenty Days Immediately

Preceding the Commencement of the Performance Period

plus Reinvested Dividends

Divided (÷) by

Average Closing Stock Price Over the Last Twenty Days Immediately Preceding the

Commencement of the Performance Period

The performance share units will pay out in shares of Baxter common stock in a range of 0% to 200% of the number of performance share units awarded. The table below shows how Baxter’s growth in shareholder value against its peers correlates with the 0% to 200% range of payouts.

Performance	Payout
Below 25(th) Percentile Rank	0%
25(th) Percentile Rank	25%
60(th) Percentile Rank	100%
75(th) Percentile Rank	150%
85(th) Percentile Rank or Above	200%

The performance share units will pay out linearly between each set of data points above the 25th percentile and below the 85th percentile. For example, if Baxter performs at a 40th percentile rank, each named executive officer will receive the number of shares equal to 57% of his award of performance share units. In order to pay out at the 100% target level, Baxter must outperform its peers at the 60th percentile.

Performance Against ROIC

ROIC is the strategic internal cash earnings measure that will determine the payout of shares of Baxter common stock for the other half of the performance share units awarded in 2014. ROIC measures how effectively Baxter is allocating and utilizing capital in its operations. The Baxter Compensation Committee selected ROIC as the second performance share unit measure in order to balance the Growth in Shareholder Value measure, helping to ensure a focus on efficient and value-maximizing investment and appropriate long-term management of capital. Improving ROIC requires disciplined management of working capital and is inherently challenging because of the measure’s focus on increasing cash flows relative to improved retained earnings. As Baxter becomes more profitable it becomes more difficult to show significant ROIC improvement due to the impact of increases in retained earnings on the denominator of the measure — that is, as the denominator grows Baxter is required to generate more cash flows from operations than in the prior year to improve its ROIC.

ROIC is calculated by dividing cash flows from operations (excluding the impact of interest expense) by average invested capital. During the three-year performance period the Baxter Compensation Committee will set annual ROIC goals. The 2014 goal is intended to measure performance for both the first tranche of the 2014 ROIC performance share units and the second tranche of the 2013 ROIC performance share units. The performance share units that are tied to the ROIC goals will pay out in shares of Baxter common stock in a range of 0% to 200% of the number of performance share units awarded. The table below shows how Baxter’s ROIC performance correlates with the 0% to 200% range of payouts.

Performance as a Percentage of Target	Payout
Below 93%	0%
93%	25%
100%	100%
107%	200%

Baxter does not provide guidance on ROIC nor does it disclose ROIC in its public filings. However, for years 2014, 2013 and 2012, Baxter achieved 102.5%, 100.6% and 108.8% of its respective ROIC targets.

Performance Payout is “At Risk”

As it is possible that there will be no payout under the performance share units, these awards are completely “at-risk” compensation. For example, Baxter did not issue any shares of common stock with respect to the performance share units granted in 2009 and payable in 2012 or granted in 2012 and payable in 2015 because Baxter did not achieve the threshold level of performance over the applicable three-year periods. This result is consistent with Baxter’s pay-for-performance philosophy and the Baxter Compensation Committee’s belief that a portion of equity granted to Baxter’s officers be completely “at-risk.” Additionally, the payouts of performance share awards in 2011 (2008 grant), 2013 (2010 grant) and 2014 (2011 grant) were 37%, 65% and 30%, respectively, of the original targets for those awards, demonstrating alignment with Baxter’s overall pay-for-performance philosophy.

Performance of Baxter Common Stock

The performance of Baxter common stock determines the value of the stock options and restricted stock units that have been granted to the named executive officers in 2014.

Individual Performance

The Baxter Compensation Committee (or the Baxter Board in the case of Baxter’s Chief Executive Officer) assesses the individual performance of each executive officer in making compensation decisions related to cash bonuses and equity awards. The Baxter Compensation Committee’s assessment of individual performance is inherently subjective and requires significant input from Baxter’s Chief Executive Officer. Essentially, the Baxter Compensation Committee assesses how well an officer fulfilled his or her obligations in the past year. This assessment focuses on how well the operations or function for which an officer is responsible performed during the year. One factor that the Baxter Compensation Committee considers in making assessments of individual performance is how well an officer performed against the performance goals set for such officer for the relevant year. The Baxter Chief Executive Officer reviews the performance goals and self-evaluations of each of the other executive officers and shares his insights and recommendations with the Baxter Compensation Committee.

The goals set for each named executive officer for 2014 reflected the diversity of Baxter’s business and the wide range of responsibilities that are attributed to each of these officers. In evaluating each officer’s performance against his or her goals, consideration is given not only to whether an objective was met but most significantly how the objective was met including how appropriately the officer prioritized meeting an objective relative to the officer’s other responsibilities. Accordingly, the adjustments that are made to such officer’s compensation based on his or her performance are not directly correlated to the number of goals that an officer achieved. The Baxter Compensation Committee believes that this type of rigid correlation could motivate an officer to focus on achieving his or her performance goals rather than on fulfilling his or her job responsibilities in a manner that is in the best interests of Baxter and its shareholders. The Baxter Compensation Committee adjusts cash bonuses and equity grants for individual performance on a discretionary basis in light of the Baxter Compensation Committee’s overall assessment of how well an officer fulfilled his or her obligations to Baxter in the past year.

Baxter’s Peer Group and Use of Peer Group Data

Use of peer group data plays a significant role in the structure of the compensation program as it is a primary input in setting target levels for base salaries, cash bonuses and equity awards and helps to ensure that compensation is market competitive in order to retain and attract talent. Baxter uses data from companies that the Baxter Compensation Committee has selected as comparable companies (collectively, the peer group) to help identify a reasonable starting point for base salaries, cash bonuses and equity awards and then analyzes both Baxter and individual performance to determine whether it is appropriate to move away from this baseline. Peer group data also plays a role in what non-cash compensation is paid to the named executive officers as the market data Baxter obtains regarding companies in its peer group helps determine what types and amounts of non-cash compensation are appropriate for competitive purposes. If data is not available for a particular officer’s position at Baxter, the Baxter Compensation Committee utilizes the information that is available to Aon Hewitt as well as internal equity principles to set an officer’s compensation targets at levels that are competitive with other officers at Baxter.

Baxter’s use of peer group data is consistent among the named executive officers in that the baseline (i.e., percentile target) that is set for an element of compensation applies to all officers regardless of position. However, differences in the compensation paid to comparable officers at companies in the peer group do result in different target amounts for officers depending on their position.

Baxter’s peer group includes all of the companies in the Standard & Poor’s 500 Health Care Index, except for distribution companies, insurance providers, hospitals, nursing homes, consultants and companies whose primary focus is not human health.

As discussed above, information may not be available from each of the companies in Baxter’s peer group for every officer position. As a result, the number of companies in Baxter’s peer group may fluctuate as applied to each officer. As of December 31, 2014, the companies included in this peer group and that will therefore be used to determine the payout under one half of the performance share units granted in 2014, are set forth below.

Abbott Laboratories	Covidien Plc	PerkinElmer, Inc.
AbbVie Inc.	C.R. Bard, Inc.	Perrigo Company Plc
Actavis plc	DaVita Healthcare Partners Inc.	Pfizer Inc.
Agilent Technologies, Inc.	DENTSPLY International Inc.	Quest Diagnostics Incorporated
Alexion Pharmaceuticals, Inc.	Edwards Lifesciences Corporation	Regeneron Pharmaceuticals, Inc.
Allergan, Inc.	Eli Lilly and Company	St. Jude Medical, Inc.
Amgen Inc.	Gilead Sciences, Inc.	Stryker Corporation
Becton, Dickinson and Company	Hospira, Inc.	Thermo Fisher Scientific Inc.
Biogen Idec Inc.	Intuitive Surgical, Inc.	Varian Medical Systems, Inc.
Boston Scientific Corporation	Johnson & Johnson	Vertex Pharmaceuticals Incorporated
Bristol-Myers Squibb Company	Laboratory Corp. of America Holdings	Waters Corporation
CareFusion Corporation	Medtronic, Inc.	Zimmer Holdings, Inc.
Celgene Corporation	Merck & Co., Inc.
Cerner Corporation	Mylan Inc.

The median revenue and market capitalization for these companies is approximately $7.3 billion and $27.7 billion, respectively. As of December 31, 2014, Baxter’s revenue of $16.7 billion was above the 75th percentile and market capitalization of $39.7 billion was just below the 60th percentile of the peer group.

Elements of Executive Compensation

Base Salaries

Base salaries are paid in order to provide a fixed component of compensation for the named executive officers. For each of the last three years, base salary target levels for all named executive officers were set within a range that is competitive with the 50th percentile of salaries paid to comparable officers at companies in the peer group. The Baxter Compensation Committee selected the 50th percentile as the positioning for base salaries because, as they are the only fixed component of compensation, they are less appropriately used to motivate performance and thus the Baxter Compensation Committee determined to set them at a reasonably competitive mid-point.

The Baxter Compensation Committee sets actual individual base salaries higher or lower than targeted base salaries for any reason that the Baxter Compensation Committee deems relevant. Factors that the Baxter Compensation Committee considered for 2014 base salaries included how long an officer has been at Baxter and in his or her current role, the impact of his or her position on Baxter’s results, the quality of the overall experience an officer brings to his or her role and how the officer’s role fits within the structure of the organization. Base salaries for all of the named executive officers were generally competitive with the 50th percentile of salaries paid to comparable officers in the peer group. In August of 2014, Dr. Hantson’s base salary was further increased from $765,000 to $950,000 in recognition of his designation as the future CEO of Baxalta.

Cash Bonuses

Cash bonuses are intended to reward both Baxter and individual performance by providing officers with an opportunity to receive additional cash compensation based on both Baxter’s performance relative to the financial targets described above and the Baxter Compensation Committee’s assessment of how well an officer performed his or her role during the applicable year. In assessing an individual officer’s performance, the Baxter Compensation Committee considers the individual’s present and potential contribution to Baxter, in addition to various performance criteria which include, but are not limited to, implementation of critical projects (e.g., acquisitions or divestitures), product development, regulatory or quality performance and innovation or research goals. Baxter believes it is important to consider an individual’s performance in assessing compensation and not just Baxter’s overall performance relative to the financial targets discussed above. In addition, cash bonuses may be periodically used by Baxter for recruitment purposes in order to competitively compensate and attract high performing executives.

Target Setting

For each of the last three years, cash bonus targets for all named executive officers were set within a range that is competitive with cash bonuses paid to comparable officers at companies in Baxter’s peer group. The Baxter Compensation Committee has the discretion to adjust each officer’s target as it deems appropriate. Typical reasons for adjusting cash bonus targets are how long an officer has been in his or her current role and how the officer’s role fits within the structure of the organization.

Determination of 2014 Annual Bonus Payouts

Based on Baxter’s performance against its 2014 financial targets, the bonus pool was funded at 1.92 times the base salary for each executive officer covered by the bonus pool. The Baxter Compensation Committee then has the ability to use “negative discretion” to determine the actual cash bonus amount paid to each named executive officer. Any “negative discretion” takes into account the Baxter Compensation Committee’s view of how well each officer performed his or her responsibilities during 2014. As a result, the actual cash bonus paid to each named executive officer was calculated using the following formula: (x) the product of such officer’s cash bonus target multiplied by (y) Baxter performance adjustment percentage (see description immediately below under “Company Performance”) multiplied by (z) such officer’s individual performance adjustment percentage as determined by the Baxter Compensation Committee.

Company Performance. As discussed above, Baxter performed relative to its adjusted EPS, adjusted sales and adjusted operating cash flow financial targets for 2014 at 101.2%, 102.2% and 97.8%, respectively. Given the relative weighting of these targets (50%, 25% and 25%, respectively) and the associated funding schedule for each metric, this performance translated into an adjustment to each officer’s cash bonus of 111% of target. The funding schedule associated with each metric ranges from 0% to 150% with the baseline for each metric being 100% (i.e., Baxter must achieve a given financial target for the funding for such metric to be 100% and funding can range from 0% to 150%). The band of funding around the baseline varies by metric. This variation reflects the probability of achievement of a given target based on historical performance data as well as the scope of the given metric. Accordingly, the adjustment for 2014 performance of 111% was higher than the adjustment of 103% for 2013 performance, which was in turn lower than the adjustment of 116% for 2012 performance, based on how Baxter performed against its financial targets in each respective year and the relative weighting of, and funding schedule associated with, each metric. The fluctuation from year to year in these adjustments based on actual company performance against specific financial targets is consistent with Baxter’s pay-for-performance philosophy.

Individual Performance. Based on the Baxter Compensation Committee’s assessment of the performance of each officer of Baxter, each officer’s cash bonus target was adjusted further in a range of 100% to 130% of target. Dr. Hantson was paid a cash bonus of $1,370,850, which included an upward individual adjustment of 130% of target. This adjustment reflects the leadership provided to and the performance of the BioScience business in 2014. Mr. Hombach was paid a cash bonus of $1,049,061, which included an upward individual adjustment of 130% of target. This adjustment primarily reflects the financial performance of Baxter in 2014 as well as Mr. Hombach’s leadership with respect to the company’s finance function and within the organization. The Baxter Compensation Committee believes that the methodology it uses in paying cash bonuses is consistent with providing compensation that reflects how an officer is valued within Baxter and the marketplace.

Spin-Off Retention Bonus. As Baxter works toward a successful transition plan to create two new independent companies, retaining senior leadership talent through and after the transition date is critical to both the execution of the plan and business continuity. Mr. Hombach is eligible for a cash bonus with a target of $750,000 in connection with the planned separation of Baxter and Baxalta. Payment is conditioned on the successful close of the spin-off of Baxalta and can range between 75% to 150% of the target amount based on milestone achievements.

Equity Awards

Equity awards are the most significant components of each named executive officer’s compensation package. Baxter’s compensation program emphasizes equity awards to motivate executive officers to drive the long-term performance of Baxter and to align their interests with those of Baxter’s shareholders. This emphasis is appropriate as these officers have the greatest role in establishing Baxter’s direction and should have the greatest proportion of their compensation aligned with the long-term interests of shareholders. This alignment is furthered by requiring officers to satisfy the stock ownership guidelines discussed below under “Baxter’s Stock Ownership Guidelines for Executive Officers; Prohibitions on Trading.”

Structure of Equity Compensation Program

Baxter’s equity compensation program for named executive officers provides for annual grants in equal proportion of performance share units and stock options. Performance share units are provided to reflect the Baxter Compensation Committee’s belief that as the recipients of these awards have the most responsibility for Baxter’s performance, the payout of a portion of their equity awards should be completely “at-risk.” Stock options compose the balance of the annual equity grant to recognize that it is in the best interests of Baxter to provide a certain amount of equity that will vest as long as the officer continues to serve at Baxter. There are factors beyond the control of the officers that affect Baxter’s performance as measured against its peers or otherwise, and equity awards that are not subject to performance metrics but only vest over time provide greater stability in compensation and will only have value so long as Baxter’s stock price continues to increase from the date of grant. Baxter also periodically grants equity to named executive officers for recognition, recruitment and retention purposes, and as discussed above, utilizes equity as a primary vehicle to attract high performing executives.

Individual Equity Grants

In order to determine the size of equity grants to be awarded to each named executive officer in connection with the annual grant process in March 2014, the Baxter Compensation Committee reviewed market data on how much equity similarly situated officers were receiving at companies in Baxter’s peer group. This review focused on how much equity should be granted to each officer in order to be competitive with similarly situated officers at companies in Baxter’s peer group. The Baxter Compensation Committee set targets that were competitive with the peer group for each of the named executive officers. In determining the actual amount of each officer’s equity grant, the Baxter Compensation Committee then used its discretion to adjust 2014 target equity grants for Baxter’s officers across a range of 100% to 150%. With respect to the Baxalta named executive officers, the 2014 target equity grants were adjusted as follows: Dr. Hantson, 100% and Mr. Hombach, 100%. These adjustments were made primarily to reflect the Baxter Compensation Committee’s assessment of such officer’s individual performance during 2013 and future potential.

Spin-Off Retention Restricted Stock Units

As Baxter works toward a successful transition plan to create two new independent companies, retaining senior leadership talent through and after the transition date is critical to both the execution of the plan and business continuity. Certain Baxalta executive officers received a grant of restricted stock units in connection with the planned separation of Baxter and Baxalta, including Mr. Hombach in the amount of 40,000 units. The grants will vest on the earlier of the third anniversary of the grant date or involuntary termination of employment, other than for cause.

Perquisites

Baxter provides a very limited range of perquisites to its named executive officers. Baxter permits limited personal travel on company aircraft due to the potential efficiencies associated with such use. All personal aircraft usage must be pre-approved by the Chief Executive Officer and any such aircraft usage, including by the Chief Executive Officer, is reviewed annually by the Board. Baxter reimburses business-related travel and other related entertainment and incidental costs for executive officers and their significant others when such executive officers are invited to attend Board meetings or other business-related activities where the attendance of a significant other is expected. Baxter pays these expenses and costs as the business purpose served is closely related to the benefits received. Baxter also pays for an annual physical exam for executive officers and believes this practice to be in the best interests of Baxter and its shareholders as the health of an executive officer is critical to an officer’s performance. In 2014, the aggregate incremental cost associated with providing these perquisites was less than $10,000 for each named executive officer.

Retirement and Other Benefits

Baxter’s named executive officers hired prior to December 31, 2006, including Mr. Hombach, participate in Baxter’s pension and supplemental pension plans to the same extent and on the same terms as any other eligible employee. Dr. Hantson is not eligible to participate in Baxter’s pension and supplemental pension plans as such plans were closed to new participants as of December 31, 2006. Employees hired or rehired after that date, including Dr. Hantson, receive an additional employer contribution equal to 3% of his or her compensation in Baxter’s tax-qualified Section 401(k) plan and nonqualified deferred compensation plan if his or her compensation exceeds the compensation that can be taken into account under Baxter’s 401(k) plan.

Each of the named executive officers is eligible to participate in Baxter’s deferred compensation plan, which permits the officer to defer the receipt of covered compensation and receive a 3.5% company match. Baxter allows named executive officers to participate in a deferred compensation plan in order to provide a market competitive plan as well as to facilitate retirement savings as part of the total compensation program in a cost- and tax-effective way for Baxter.

Risk Assessment of Compensation Policies and Practices

With the assistance of the Baxter Compensation Committee’s independent compensation consultant, Frederic W. Cook & Co. Inc., the Baxter Compensation Committee reviewed Baxter’s material compensation policies and practices applicable to its employees, including its executive officers, and concluded that these policies and practices do not create risks that are reasonably likely to have a material adverse effect on Baxter. The key features of the executive compensation program that support this conclusion include:

•	appropriate pay philosophy, peer group and market positioning;

•	effective balance in cash and equity mix, short- and long-term focus, corporate, business unit and individual performance focus and financial and non-financial performance measurement and discretion; and

•	meaningful risk mitigants, such as the stock ownership guidelines and executive compensation recoupment policy discussed below.

Baxter’s Stock Ownership Guidelines for Executive Officers; Prohibitions on Trading

In order to drive the long-term performance of Baxter, Baxter’s executive officers are required to own a certain amount of Baxter stock. Each of Baxter’s executive officers (other than Baxter’s Chief Executive Officer) is required to achieve ownership of Baxter common stock valued at a minimum of four times annual base salary, in each case within five years of becoming an executive officer. This requirement, like the executive compensation recoupment policy discussed below, helps ensure long-term focus and appropriate levels of risk-taking by Baxter’s executive officers.

Pursuant to Baxter’s securities trading policy, officers and certain other employees, including all named executive officers, are prohibited from engaging in short-term trading activities and option transactions in Baxter stock. As a result, such persons cannot enter into any “put” or “call” options or otherwise buy or sell derivatives on any Baxter stock. Additionally, it is Baxter’s policy to not permit officers to pledge Baxter stock as collateral for loans or otherwise as a security interest.

Executive Compensation Recoupment Policy

Baxter has an executive compensation recoupment policy that applies to all cash bonuses paid by Baxter under its incentive plans and all grants of equity awarded by Baxter to any person designated as an officer by the Board. Following any restatement of Baxter’s financial results that requires an amendment to any previously filed results or if an officer violates a restrictive covenant contained in any agreement between Baxter and such officer, the Board will review the facts and circumstances that led to the requirement for the restatement or the violation and take any actions it deems appropriate with respect to executive incentive compensation. With respect to a restatement, the Board will consider whether an officer received compensation based on performance reported, but not actually achieved, or was accountable for the events that led to the restatement, including any misconduct. Actions the Board may take include: recovery, reduction or forfeiture of all or part of any bonus, equity or other compensation previously provided or to be provided in the future; disciplinary actions; and the pursuit of any other remedies.

Post-Termination Compensation

Baxter’s named executive officers may receive certain payments if Baxter undergoes a change in control and the officer ceases to be employed by Baxter under their employment agreements or severance agreements, as applicable. Providing for payments in a change in control situation is consistent with market practice and helps ensure that if a change in control is in the best interest of the shareholders, officers have appropriate incentives to remain focused on their responsibilities before, during and after the transaction without undue concern for their personal circumstances. In consideration for these benefits, Baxter’s named executive officers have agreed to be bound for two years from the date of their respective termination to non-competition, non-solicitation and non-disparagement covenants. The Baxter named executive officers’ severance benefits were not a significant factor in determining their other compensation elements because the Baxter Compensation Committee did not believe that such benefits, as provided, exceeded market practices of peer companies in a way that justified a reduction in any other elements or vice versa None of the named executive officers is entitled to any excise tax gross-up covering such officer’s change in control benefits.

Following Baxter’s announcement of its plan to separate into two new independent companies, the Board approved a severance agreement with Mr. Hombach, the terms of which are described below.

Effects of the Separation on Outstanding Executive Compensation Awards; Baxalta Compensation

The separation is not a change in control and therefore will not entitle Baxalta officers to any change in control benefits; however, in connection with the separation, certain Baxalta executive officers, including Mr. Hombach, have entered into or will enter into severance agreements with Baxter that will become obligations of Baxalta upon completion of the separation and distribution. See “—Baxalta Executive Severance Agreements.”

Equity-Based Compensation

Following the distribution, and notwithstanding anything in the foregoing to the contrary (including the more general discussion of Baxter’s equity-based compensation awards presented in the “Executive Compensation Tables” discussion herein), holders of Baxter stock options, restricted stock units and performance share units, in each case to the extent granted prior to July 1, 2014 and whether vested or unvested, will generally receive both adjusted Baxter awards and Baxalta awards, subject only to limited exceptions. Baxter stock options and restricted stock units granted on or after July 1, 2014, whether vested or unvested, will be adjusted into corresponding awards of either Baxter or Baxalta equity based on which company will employ the employee holding such awards following the separation, subject only to limited exceptions. The specific treatment of each outstanding performance share unit grant made prior to July 1, 2014 is still being determined, but generally all of the adjusted Baxter and Baxalta awards will be based on the original vesting schedule and contingent upon the holder’s continued employment with Baxter or Baxalta.

Similarly, employees who hold unrestricted common stock of Baxter acquired through past equity awards or otherwise will be treated like all other Baxter shareholders in the distribution. See also “Certain Relationships and Related Person Transactions—Agreements with Baxter—Employee Matters Agreement.”

Baxalta Compensation Programs

Baxalta believes that the Baxter executive compensation programs are effective both at retaining and motivating officers and competitive with compensation programs at peer companies. Baxalta expects the executive compensation programs that will initially be adopted by Baxalta will be very similar to those in place at Baxter immediately prior to the distribution. However, after the distribution, the Baxter Compensation Committee will continue to evaluate Baxalta’s compensation and benefit programs and may make adjustments as necessary to meet prevailing business needs.

Baxalta Executive Severance Agreements

In connection with the separation, certain Baxalta executive officers, including Mr. Hombach, have entered into or will enter into severance agreements with Baxter that will become obligations of Baxalta upon completion of the distribution. The executive severance agreements provide for payments to the executive officer if such executive officer’s employment is terminated by Baxalta without cause (as defined in the executive severance agreement) prior to the first anniversary of the distribution date. In such event, the payments include a lump sum payment equal to 1.5 times the executive officer’s salary and target bonus, a lump sum payment covering six months of cost-sharing for health insurance coverage and outplacement expense reimbursement in an amount not exceeding $50,000. Such agreements are consistent with market practice and help ensure that senior leadership talent is retained through and after the transition date, which is critical for both the execution of the plan and business continuity.

For the avoidance of doubt, the “Potential Payments Upon Termination Following A Change of Control” table and related discussion below is applicable only to the executive severance agreements entered into with Baxter and in existence as of the end of 2014.

Executive Compensation Tables

The following executive compensation tables show compensation provided by Baxter to Ludwig N. Hantson, Ph.D., who is expected to serve as Baxalta’s President and Chief Executive Officer, and Robert J. Hombach, who is expected to serve as Baxalta’s Executive Vice President, Chief Financial Officer and Chief Operating Officer. Both Dr. Hantson and Mr. Hombach were named executive officers of Baxter in 2014. They also include the 2014 compensation provided by Baxter for Brian Goff, who is expected to serve as Baxalta’s Executive Vice President and President, Hemophilia & Blood Disorders, Dagmar Rosa-Björkeson, who is expected to serve as Baxalta’s Executive Vice President and President, Biosimilars, and Patrice Zagame, who is expected to serve as Baxalta’s Executive Vice President and President, Intercontinental. The following tables reflect compensation arrangements in 2012, 2013 and 2014 with Baxter only, and they do not reflect the compensation arrangements with Baxalta or the effects of the separation and distribution on outstanding executive compensation awards, including the impact of the separation and distribution on outstanding performance-based awards. See “Executive Compensation—Effects of the Separation on Outstanding Executive Compensation Awards; Baxalta Compensation.”

Summary Compensation Table

The following table shows for the years indicated below the compensation provided to Baxalta’s named executive officers by Baxter. Position titles refer to each named executive officer’s title at Baxter prior to the spin-off.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Ludwig N. Hantson,	2014	833,846	—	972,610	1,191,276	1,370,850	—	118,315	4,486,897
Corporate Vice President	2013	742,308	—	1,096,573	1,428,483	1,004,250	—	135,267	4,406,881
and President, BioScience	2012	692,308	—	3,974,999	906,193	1,367,800	—	102,079	7,043,379

Robert J. Hombach,	2014	755,000	—	3,886,172	1,191,276	1,049,061	2,601,713	57,478	9,540,700
Corporate Vice President and	2013	687,692	—	877,271	1,142,793	890,435	744,791	54,510	4,397,492
Chief Financial Officer	2012	609,231	—	1,466,499	906,193	873,828	1,470,588	43,654	5,369,993

Brian Goff,	2014	478,800	—	569,460	362,252	352,853	—	48,002	1,811,367
Vice President, Global Franchise Head, Hemophilia

Dagmar Rosa-Björkeson(7),	2014	76,615	1,000,000	1,821,750	398,392	218,498	—	2,953	3,518,208
Vice President, Global Head, Biosimilars

Patrice Zagame(8),	2014	76,008	795,000	1,821,750	497,990	325,030	—	29,303	3,515,778
President, Intercontinental

(1)	Amounts shown in this column represent signing bonuses for Ms. Rosa-Björkeson and Dr. Zagame paid in 2014. Ms. Rosa-Björkeson was paid a $1,000,000 one-time signing bonus in 2014, which she elected to defer pursuant to Baxter’s deferred compensation plan, which is further discussed under the “Nonqualified Deferred Compensation” table below. Dr. Zagame was paid a one-time signing bonus of $795,000 in 2014. If either of Ms. Rosa-Björkeson or Dr. Zagame resigns from Baxalta within 12 months of their respective start dates, he or she will be responsible for 100% re-payment of any bonus paid, and if either resigns within 24 months, he or she will be responsible for 50% re-payment of any bonus paid.
(2)	Amounts shown in this column represent the value of performance share and restricted stock units granted under Baxter’s equity compensation program, including the Spin-Off Retention RSU Grants for Messrs. Hombach and Goff. All amounts are valued based on the grant date fair value computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation (FASB ASC Topic 718). The grant date fair value of the maximum amount of shares payable under the performance share units granted in 2014 is as follows: Dr. Hantson ($1,945,220); Mr. Hombach ($1,833,944); and Mr. Goff ($304,818). For more information on how these amounts are calculated, please see Note 10 to the audited combined financial statements. Dividend equivalents accrue on the performance share and restricted stock units and are paid only if the underlying awards vest. For further information on these awards, see the “2014 Grants of Plan-Based Awards” table and the accompanying narrative set forth in “—Description of Certain Awards Granted in 2014.”

(3)	Amounts shown in this column represent the value of stock options granted under Baxter’s equity compensation program based on the grant date fair value computed in accordance with FASB ASC Topic 718. For more information on how these amounts are calculated, please see Note 10 to the audited combined financial statements. For further information on these awards, set forth in “—2014 Grants of Plan-Based Awards.”
(4)	Amounts shown in this column represent cash bonuses paid for performance in the applicable year under Baxter’s officer bonus program. The methodology applied in determining the bonus amounts earned by the Dr. Hantson and Mr. Hombach is discussed in “Compensation Discussion and Analysis — Elements of Executive Compensation — Cash Bonuses.” Amounts for Mr. Goff, Ms. Rosa-Björkeson and Dr. Zagame were determined by Baxter Management.
(5)	Amounts shown in this column represent the aggregate of the increase in actuarial values of each of the named executive officer’s benefits under Baxter’s pension plan and supplemental pension plan. As discussed below in connection with the “Pension Benefits” table, only Mr. Hombach is eligible to participate in Baxter’s pension and supplemental pension plans as the other named executive officers all joined Baxter after December 31, 2006.
(6)	Amounts shown in this column represent (i) contributions made by Baxter to Baxter’s deferred compensation plan on behalf of the participating named executive officers, (ii) contributions made by Baxter to Baxter’s tax-qualified Section 401(k) plan on behalf of the named executive officers, (iii) the dollar value of term life insurance premiums paid by Baxter on behalf of the named executive officers, and (iv) for Dr. Zagame alone, costs associated with a temporary housing allowance while he remains in Brazil due to U.S. immigration requirements. Contributions made by Baxter to Baxter’s deferred compensation and tax-qualified Section 401(k) plans on behalf of Dr. Hantson, Mr. Goff and Ms. Rosa-Björkeson include an additional employer contribution equal to 3% of compensation as a result of ineligibility to participate in Baxter’s pension and supplemental pension plans. The following table quantifies the amounts paid to each named executive officer in 2014 for any component discussed above that involved an amount equal to or greater than $10,000 for any named executive officer:

	Deferred Compensation Contributions ($)	401(k) Contributions ($)	Brazil Housing ($)
Dr. Hantson	99,759	16,900	—
Mr. Hombach	47,048	9,100	—
Mr. Goff	18,864	16,900	—
Ms. Rosa-Björkeson	—	2,857	—
Dr. Zagame	—	—	28,870

(7)	Ms. Rosa-Björkeson has an annual base salary of $415,000. Amounts shown in the base salary column represent actual amounts paid to Ms. Rosa-Björkeson for the period of 2014 that she was employed by Baxalta.
(8)	Dr. Zagame has an annual base salary of BRL 1,500,000. Amounts shown in the base salary column represent actual amounts paid to Dr. Zagame for the period of 2014 that he was employed by Baxalta. All amounts paid to Dr. Zagame in BRL were converted to USD based upon the exchange rate over the course of such payments.

2014 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(7)
		Target ($)	Threshold (#)	Target (#)	Maximum (#)
Dr. Hantson
Cash Bonus(1)	2/18/2014	950,000
Stock Option Grant	3/4/2014						103,181	$69.03	1,191,276
GSV PSU Grant (2)	3/4/2014		2,164	8,657	17,314				495,267
ROIC 2014 PSU Grant (3)	3/4/2014		722	2,886	5,772				199,221
ROIC 2013 PSU Grant (4)	3/4/2014		1,007	4,029	8,058				278,122

Mr. Hombach
Cash Bonus (1)	2/18/2014	727,000
Spin-Off Retention Bonus (5)	2/18/2014	750,000
Stock Option Grant	3/4/2014						103,181	$69.03	1,191,276
GSV PSU Grant (2)	3/4/2014		2,164	8,657	17,314				495,267
ROIC 2014 PSU Grant (3)	3/4/2014		722	2,886	5,772				199,221
ROIC 2013 PSU Grant (4)	3/4/2014		806	3,223	6,446				222,484
Spin-Off Retention RSU Grant (6)	6/2/2014					40,000			2,969,200

Mr. Goff
Cash Bonus(1)	3/15/2014	241,000
Stock Option Grant	3/4/2014						31,376	$69.03	362,252
GSV PSU Grant (2)	3/4/2014		381	1,525	3,050				87,245
ROIC 2014 PSU Grant (3)	3/4/2014		127	508	1,016				35,067
ROIC 2013 PSU Grant (4)	3/4/2014		109	436	872				30,097
RSU Grant	3/4/2014					2,813			194,181
Spin-Off Retention RSU Grant (6)	9/2/2014					3,000			222,870

Ms. Rosa-Björkeson
Cash Bonus(1)	10/15/2014	186,750
Stock Option Grant	12/1/2014						40,000	$72.87	398,392
RSU Grant	12/1/2014					25,000			1,821,750

Dr. Zagame
Cash Bonus(1)	11/13/2014	325,030
Stock Option Grant	12/1/2014						50,000	$72.87	497,990
RSU Grant	12/1/2014					25,000			1,821,750

(1)	The amounts shown represent the target bonus set for 2014 under Baxter’s officer bonus program. There is no threshold amount for cash bonuses. Even if Baxter meets each financial target, the Baxter Compensation Committee may use negative discretion and decline to pay an officer a bonus for his or her performance. Consistent with the bonus program and under Section 162(m) of the Internal Revenue Code of 1986, as amended, the maximum bonus that could be paid to any officer for 2014 performance was the lesser of (i) two times an officer’s salary and (ii) $5 million. The actual cash bonus paid to each named executive officer for his 2014 performance is reported as “Non-Equity Incentive Plan Compensation” above in the Summary Compensation Table.
(2)	Fifty percent of the performance share units granted in March 2014 will be paid out in shares of Baxter common stock based on Baxter’s change in total shareholder value versus the change in total shareholder value of the companies included in Baxter’s healthcare peer group during the three-year performance period commencing with the year in which the performance share units are awarded, which for this grant is January 1, 2014 through December 31, 2016 (GSV PSUs). The amounts set forth under “Threshold,” “Target” and “Maximum” represent the number of shares of common stock that would be paid out under the GSV PSUs if Baxter’s growth in shareholder value compared to the growth in shareholder value of the companies in its peer group is at the 25th, 60th and 85th percentile, respectively. For more information on how these payouts are determined, please see “Compensation Discussion and Analysis — Structure of Compensation Program — Performance over the Long-Term — Performance Against Peers.”
(3)

Fifty percent of the performance share units granted in March 2014 will be paid out in shares of Baxter common stock based on the achievement of annual ROIC goals over the three-year performance period commencing with the year in which the performance share units are awarded, which for this grant is January 1, 2014 through December 31, 2016 (ROIC PSUs). The amounts set forth under “Threshold,” “Target” and “Maximum” represent the number of shares of common stock that would be paid out under the first of the three ROIC performance periods of the ROIC PSUs if Baxter’s annual ROIC goal for 2014 meets 93%, 100% and 107% of the target, respectively. The remaining two-thirds of the ROIC PSUs, which are based on the achievement of annual ROIC goals in 2015 and 2016, are not included in the above table because they are not considered granted for accounting purposes until the ROIC goals are set for those years. For more information on how these payouts are determined, please see “Compensation Discussion and Analysis — Structure of Compensation Program — Performance over the Long-Term — Performance Against ROIC.”
(4)	Fifty percent of the performance share units granted in March 2013 will be paid out in shares of Baxter common stock based on the achievement of annual ROIC goals over the three-year performance period commencing with the year in which the performance share units are awarded, which for this grant is January 1, 2013 through December 31, 2015 (ROIC PSUs). The amounts set forth under “Threshold,” “Target” and “Maximum” represent the number of shares of common stock that would be paid out under the second of the three ROIC performance periods of the ROIC PSUs if Baxter’s annual ROIC goal for 2014 meets 93%, 100% and 107% of the target, respectively. The remaining one-third of the ROIC PSUs, which is based on the achievement of annual ROIC goals in 2015, is not included in the above table because it is not considered granted for accounting purposes until the ROIC goals are set for the year. For more information on how these payouts are determined, please see “Compensation Discussion and Analysis — Structure of Compensation Program — Performance over the Long-Term — Performance Against ROIC.”
(5)	The amounts shown represent the target retention bonus made relating to the separation of Baxter and Baxalta. Payment is conditioned on the successful close of the spin-off of Baxalta. Individuals can receive between 75% to 150% of the target amount based on milestone achievements. Please see “Compensation Discussion and Analysis — Structure of Compensation Program — Spin-Off Retention Bonus.”
(6)	The amounts shown represent retention restricted stock unit grants relating to the separation of Baxter and Baxalta. The grants will vest on the third anniversary of the grant date and would accelerate in the event of an involuntary termination (except for cause). Please see “Compensation Discussion and Analysis — Elements of Executive Compensation — Equity Awards — Spin-Off Retention RSU Grants.”

(7)	Represents the grant date fair value computed in accordance with FASB ASC Topic 718 of the restricted stock units and the target amount of performance share units awarded under Baxter’s equity compensation program during 2014 and are further described immediately below under “Description of Certain Awards Granted in 2014.”

Description of Certain Awards Granted in 2014

Performance Share Units. Dr. Hantson and Messrs. Hombach and Goff received a performance share unit grant in March 2014, which was divided into two equal tranches. The payout of shares of Baxter common stock will range from 0% to 200% of the number of performance share units awarded. The first of these tranches, the GSV PSUs, has a payout amount determined by Baxter’s growth in shareholder value relative to the growth in shareholder value of the healthcare peers included in Baxter’s peer group during the three-year performance period commencing on January 1, 2014. The second of these tranches, the ROIC PSUs, has a payout amount based on the achievement of annual ROIC goals over the three-year performance period commencing on January 1, 2014. The threshold, target and maximum payouts that each officer could receive under his award that are currently determinable are disclosed under the “Estimated Future Payouts Under Equity Incentive Plan Awards” column in the “2014 Grants of Plan-Based Awards” table above. These numbers include the first of the three ROIC PSU performance periods for the 2014 PSU Grant and the second of the three ROIC performance periods for the 2013 PSU Grant. If an officer ceases to be employed during the performance period (other than due to death, disability or retirement), such officer will forfeit any payout under both the GSV PSUs and the ROIC PSUs (together referred to as the PSUs). If an officer who is “retirement eligible” (meaning such officer is at least 65 years of age, or at least 55 years of age with at least 10 years of service) retires after December 31, 2014, then such officer’s PSUs will remain eligible for payout at the end of the performance period. If an officer’s employment terminates due to death or disability after December 31, 2014, such officer’s PSUs will pay out within 60 days at 100% of the target grant. Officers have no rights of a shareholder with respect to the PSUs until the performance period is complete, other than with respect to dividend equivalents which accrue to the same extent as if such unit was a share of common stock during the performance period. Such accrued dividend equivalents will be paid out in common stock when and if the related shares of common stock are paid out at the end of the performance period. For more information about these awards, see “Compensation Discussion and Analysis — Structure of Compensation Program — Performance over the Long-Term.”

Stock Options. Dr. Hantson and Messrs. Hombach and Goff received a stock option grant in connection with Baxter’s annual equity award process in March 2014. Ms. Rosa-Björkeson and Dr. Zagame each received a grant of stock options in December 2014 following the beginning of their employment with Baxter, which reflect amounts intended to compensate them for unvested equity awards at their previous employers. All stock options granted in 2014 vest one-third per year over a three-year period, starting on the first anniversary of the date of grant. The exercise price of each stock option awarded by Baxter to its executive officers under Baxter’s incentive compensation programs is the closing price of Baxter’s common stock on the date of grant. Generally, if an officer ceases to be employed before his or her stock options vest, these options will expire on the date such officer’s employment is terminated unless such termination is due to death, disability or retirement. If an officer who is retirement eligible (as defined above) retires after December 31, 2014, then such officer’s stock options will continue to vest based upon their original vesting schedule and expire on the fifth anniversary of the termination date. If an officer’s employment terminates due to death or disability after December 31, 2014, such officer’s options will vest immediately and expire five years later. Each of these options expires on the ten-year anniversary of the grant date. These grants are reflected in the “All Other Option Awards: Number of Securities Underlying Options” column in the “2014 Grants of Plan-Based Awards” table above.

Spin-Off Retention Restricted Stock Units. Mr. Hombach and Mr. Goff each received a grant of restricted stock units in connection with the planned separation of Baxter and Baxalta. The grant amounts are: Mr. Hombach, 40,000 and Mr. Goff, 3,000. The grants will vest on the earlier of the third anniversary of the grant date or involuntary termination of employment, unless employment is terminated for cause. These grants are reflected in the “All Other Option Awards: Number of Shares of Stock or Units” column in the “2014 Grants of Plan-Based Awards.”

Other Restricted Stock Units. Certain of Baxalta’s named executive officers received a grant of restricted stock units not related to the spin-off retention efforts. Mr. Goff received a grant of restricted stock units in connection with Baxter’s annual equity award process in March 2014. Ms. Rosa-Björkeson and Dr. Zagame each received a grant of restricted stock units in December 2014 following the beginning of their employment with Baxter, which reflect amounts intended to compensate them for unvested equity awards at their previous employers. All such restricted stock units granted in 2014 vest one-third per year over a three-year period, starting on the first anniversary of the date of grant. Generally, if an officer ceases to be employed at Baxter before his or her restricted stock units vest, these restricted stock units will expire on the date such officer’s employment is terminated unless such termination is due to death, disability or retirement. If an officer who is retirement eligible (as defined above) retires after December 31, 2014, then such officer’s restricted stock units will continue to vest based upon their original vesting schedule. If an officer’s employment terminates due to death or disability after December 31, 2014, such officer’s restricted stock units will vest immediately. These grants are reflected in the “All Other Option Awards: Number of Shares of Stock or Units” column in the “2014 Grants of Plan-Based Awards.”

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Performance Period and PSU Type (3)(4)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)(4)
Dr. Hantson
	84,367		53.80	3/4/2021	65,792	4,821,896	2012 –2014	(G)	5,523	404,781
	59,064	29,533	57.48	3/4/2022			2013 –2015	(G)	3,172	232,476
	39,651	79,302	70.24	3/3/2023			2014 –2016	(G)	2,210	161,971
		103,181	69.03	3/4/2024			2013	(R)	8,459	619,960
							2014	(R)	5,892	431,825
Mr. Hombach
	49,628		53.80	3/4/2021	44,153	3,235,973	2012 –2014	(G)	5,523	404,781
	59,064	29,533	57.48	3/4/2022			2013 –2015	(G)	2,538	186,010
	31,721	63,442	70.24	3/3/2023			2014 –2016	(G)	2,210	161,971
		103,181	69.03	3/4/2024			2013	(R)	6,767	495,953
							2014	(R)	5,892	431,825
Mr. Goff
	23,666	13,334	50.17	6/1/2022	11,156	817,623	2013 –2015	(G)	344	25,212
	8,591	17,182	70.24	3/3/2023			2014 –2016	(G)	389	28,510
		31,376	69.03	3/4/2024			2013	(R)	2,748	201,401
							2014	(R)	3,114	228,225
Ms. Rosa-Björkeson
		40,000	72.87	11/29/2024	25,000	1,832,250
Dr. Zagame
		50,000	72.87	11/29/2024	25,000	1,832,250

(1)	The chart below represents stock options vesting as follows:

Name	March 2015	March 2016	March 2017
Hantson	103,577	74,045	34,394
Hombach	95,647	66,115	34,394
Goff	32,383	19,050	10,459

	December 2015	December 2016	December 2017
Rosa-Björkeson	13,333	13,333	13,334
Zagame	16,666	16,667	16,667

(2)	The amounts in the columns represent restricted stock unit awards and earned but unvested PSUs from the 2013 PSU grant relating to the 2013 ROIC performance period. The earned but unvested PSUs will vest in January 2016. Specifically, the amounts in the columns for Dr. Hantson reflect (i) 6,900 unvested restricted stock units remaining under his 2010 grant, which will vest on June 1, 2015; and (ii) 50,000 restricted stock units which will vest in three equal annual installments beginning in June 2017. The amounts in the columns for Mr. Hombach reflect 40,000 restricted stock units that will vest in June 2017. The amounts in the columns for Mr. Goff reflect (i) 5,076 restricted stock units that will vest in March 2015; (ii) 1,743 restricted stock units that will vest in March 2016; (iii) 930 restricted stock units that will vest in March 2017; and (iv) 3,000 restricted stock units that will vest in September 2017. The amounts in the columns for Ms. Rosa-Björkeson and Dr. Zagame reflect restricted stock units granted in December 2014 that will vest in equal installments on the anniversary of the grant date over three years. Amounts shown in the columns also include the dividend shares accrued on the restricted stock units granted to each of the named executive officers. The market value of these unvested restricted stock units is based on the closing price of Baxter common stock on December 31, 2014 ($73.29).

(3)	For the grants noted with a (G) in the eighth column, amounts represent the threshold number and value of shares of common stock that an officer would receive under the GSV PSUs granted for the 2012-2014, 2013-2015 and 2014-2016 performance periods. The market value of the performance share units included in these columns is based on the closing price of Baxter common stock on December 31, 2014 ($73.29). Amounts in these columns also include the dividend shares accrued on the performance share units. With respect to the GSV PSUs granted for the 2012-2014 performance period, the final award was paid out on February 11, 2015 at 0% of target. Final payouts under the GSV PSUs for the 2013-2015 and 2014-2016 performance periods will not be known until the respective performance period is completed, and therefore it is possible that no shares of common stock will be paid out under these GSV PSUs. For more information on how payouts under the GSV PSUs are determined, please see “Compensation Discussion and Analysis— Structure of Compensation Program—Performance over the Long-Term—Performance Against Peers.”

(4)	For the grants noted with an (R) in the eighth column, amounts represent the maximum number and value of shares of common stock that an officer would receive under the ROIC PSUs granted in 2014. The market value of the performance share units included in these columns is based on the closing price of Baxter common stock on December 31, 2014 ($73.29). Amounts in these columns also include the dividend shares accrued on the performance share units. With respect to the 2014 performance period, which is the first of the three annual ROIC performance periods for the ROIC PSUs granted in 2014 and the second of the three annual ROIC performance periods for the ROIC PSUs granted in 2013, the final award was earned at 136% of target. However these earned ROIC PSUs will not pay out until 2017 (2014 grants) and 2016 (2013 grants), when all three annual ROIC performance periods related to the ROIC PSUs granted in 2014 and 2013 have been completed, and it is possible that no shares of common stock will be earned with regard to the remaining annual performance periods if the established targets are not met for those periods. For more information on how payouts under the ROIC PSUs are determined, please see “Compensation Discussion and Analysis—Structure of Compensation Program—Performance over the Long-Term—Performance Against ROIC.”

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting($)(3)
Dr. Hantson	18,030	621,314	20,960	1,481,600
Mr. Hombach	—	—	6,031	412,642
Mr. Goff	—	—	4,346	317,511
Ms. Rosa-Björkeson	—	—	—	—
Dr. Zagame	—	—	—	—

(1)	Dr. Hantson entered into a 10b5-1 trading plan in 2014 pursuant to which his stock options were exercised.
(2)	Represents the aggregate dollar amount realized upon the exercise of stock options.
(3)	Represents the market value of performance stock units and restricted stock units on the date of vesting as determined by the closing price of Baxter common stock on such vesting date.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)
Dr. Hantson(2)	Pension Plan	—	—
	Supplemental Pension Plan	—	—

Mr. Hombach	Pension Plan	25	1,377,101
	Supplemental Pension Plan	25	5,658,979

Mr. Goff(2)	Pension Plan	—	—
	Supplemental Pension Plan	—	—

Ms. Rosa-Björkeson(2)	Pension Plan	—	—
	Supplemental Pension Plan	—	—

Dr. Zagame(2)	Pension Plan	—	—
	Supplemental Pension Plan	—	—

(1)	The amounts in this column have been determined as follows: the accrued benefit was calculated using pensionable earnings and benefit service through 2014; present value of this accrued benefit payable at the earlier of normal retirement (age 65) or the earliest point where it would be unreduced (85 points, where each year of age and Baxter service equals one point) was calculated as an annuity payable for the life of the participant only; the present value of the benefit at the assumed payment age was discounted with interest only to the current age as of measurement date. The present values of the accrued benefits disclosed in the table above are based on the following assumptions:

Assumption	Value
Discount Rate	4.00%
Postretirement Mortality	Retirement Plan 2014, adjusted to reflect past experience
Termination/Disability	None assumed
Retirement Age	Earlier of age 65 or attainment of 85 points

Other assumptions not explicitly mentioned are the same as those assumptions used for financial reporting. Please refer to Note 13 to the Consolidated Financial Statements included in Baxter’s Annual Report on Form 10-K for the year ended December 31, 2014 for more information on those assumptions.

(2)	Aside from Mr. Hombach, all other named executive officers of Baxalta are not eligible to participate in either the pension or supplemental pension plan as they joined Baxter after these plans were closed as of December 31, 2006. Instead, they receive an additional employer contribution equal to 3% of their compensation in Baxter’s tax-qualified Section 401(k) plan and nonqualified deferred compensation plan.

Baxter’s tax-qualified pension plan is a broad-based retirement income plan. The normal retirement (age 65) benefit equals (i) 1.75 percent of a participant’s “Final Average Pay” multiplied by the participant’s number of years of pension plan participation, minus (ii) 1.75 percent of a participant’s estimated primary social security benefit, multiplied by the participant’s years of pension plan participation. “Final Average Pay” is equal to the average of a participant’s five highest consecutive calendar years of earnings out of his or her last ten calendar years of earnings. In general, the compensation considered in determining the pension payable to the named executive officer includes salary and cash bonuses awarded under the officer bonus program. Although age 65 is the normal retirement age under the pension plan, the pension plan has early retirement provisions based on a point system. Under the point system, each participant is awarded one point for each year of pension plan participation and one point for each year of age. Participants who terminate employment after accumulating at least 65 points, and who wait to begin receiving their pension plan benefits until they have 85 points, receive an unreduced pension plan benefit regardless of their actual age when they begin receiving their pension plan benefits.

Baxter’s supplemental pension plan is offered to provide a benefit for the amount of eligible compensation that is disallowed as pensionable earnings under the pension plan pursuant to provisions of the Internal Revenue Code of 1986, as amended, that limit the benefit available to highly compensated employees under qualified pension plans. Accordingly, this plan is available to all employees eligible to participate in the pension plan whose benefit under the pension plan is limited by the Internal Revenue Code of 1986, as amended. If the present value of the benefit exceeds $50,000, the participant will be paid in an annuity commencing when the participant is first eligible for early retirement, regardless of whether the participant elects to commence his or her qualified plan benefit at that time. As permitted by the transitional rules under the tax regulations referred to above, persons who were participants in the plan at the end of 2007 were given a one-time option to elect a different commencement date. Deferred salary and bonus amounts that may not be included under the pension plan are included in the supplemental plan.

Participation in the pension and supplemental pension plans was closed as of December 31, 2006. Any employees hired or rehired after that date are not be eligible to participate in the pension plan or supplemental pension plan, but instead receive an additional employer contribution equal to 3% of his or her compensation in Baxter’s tax-qualified Section 401(k) plan (and nonqualified deferred compensation plan if his or her compensation exceeds the compensation that can be taken into account under Baxter’s 401(k) plan).

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Balance at Last FYE ($)
Dr. Hantson	63,124	99,759	22,240	632,921
Mr. Hombach	97,681	47,048	11,218	544,136
Mr. Goff	—	18,864	339	15,687
Ms. Rosa-Björkeson	1,000,000	—	11,903	1,011,903
Dr. Zagame	—	—	—	—

(1)	Amounts in this column are included in either the “Salary”, “Bonus” or “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.
(2)	Amounts in this column are included in the “All Other Compensation” column of the Summary Compensation Table.
(3)	Amounts in this column are not included in the Summary Compensation Table as Baxter’s deferred compensation plan provides participants with a subset of investment elections available to all eligible employees under Baxter’s tax-qualified Section 401(k) plan.

A participant in Baxter’s deferred compensation plan may elect to defer a portion of his or her eligible compensation (up to 50% of base salary and up to 100% of eligible bonus) during the calendar year as long as the participant makes such election prior to the beginning of the calendar year. For named executive officers, eligible compensation under the deferred compensation plan includes a participant’s base salary and any annual cash bonus. Participants in the deferred compensation plan may select from a subset of investment elections available to all eligible employees under Baxter’s tax-qualified Section 401(k) plan. Amounts in a participant’s account are adjusted on a daily basis upward or downward to reflect the investment return that would have been realized had such amounts been invested in the investments selected by the participant. Participants may elect to change their investment elections once each calendar month. Baxter is also required to match contributions to the deferred compensation plan dollar-for-dollar up to 3.5% of a participant’s eligible compensation. Any participant who either was hired after December 31, 2006, or elected as of January 1, 2008 not to continue to accrue benefits in the pension plan, receives a company contribution equal to 3.0% of his or her eligible compensation in excess of the compensation that is recognized in the tax-qualified Section 401(k) plan, regardless of whether the participant is otherwise eligible to elect to defer a portion of his or her compensation. Deferrals under the plan are not recognized as eligible compensation for the qualified pension plan (but are recognized in the supplemental pension plan) or in calculating benefit pay under Baxter’s welfare benefit plan and result in lower compensation recognized for company matching under Baxter’s tax-qualified Section 401(k) plan.

Participants may elect to be paid distributions either in a lump sum payment or in annual installment payments over two to fifteen years. Such election must be made when the participant first becomes eligible to participate in the plan. Distributions will be paid in the first quarter of the plan year following such participant’s termination of employment unless such participant is a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended. No distributions will be paid in connection with the termination of a specified employee until at least six months following such termination and any amounts that would have otherwise been paid during such six month period shall be accumulated and paid in a lump sum, without interest, at the expiration of such period.

Potential Payments Upon Termination Following A Change in Control

In consideration for the benefits discussed below, each of Dr. Hantson and Mr. Hombach has agreed with Baxter to be bound for two years from the date of his termination to non-competition, non-solicitation and non-disparagement covenants. A condition for receiving the payments discussed below is the execution of a customary release of claims in a form reasonably acceptable to Baxter. Each of Dr. Hantson and Mr. Hombach has entered into a severance agreement with Baxter that provides for certain payments in the event Baxter undergoes a change in control and such officer is involuntarily terminated by Baxter or voluntarily terminates his employment with Baxter for good reason—that is, subject to a “double trigger.” None of Mr. Goff, Ms. Rosa-Björkeson or Dr. Zagame has such an agreement in place at this time, although it is expected that each will enter into some form of severance arrangement on or after the separation.

Payments under the agreements with Dr. Hantson and Mr. Hombach include:

•	a lump sum cash payment generally equal to twice the aggregate amount of such officer’s salary and target bonus (reported as severance payments in the table below);

•	a prorated bonus payment;

•	a lump sum cash payment generally equal to continued retirement and savings plan accruals for two years;

•	two years of continued health and welfare benefit coverage;

•	two years of additional age and service credit for retiree health and welfare benefit purposes; and

•	outplacement expense reimbursement in an amount not exceeding $50,000.

Neither of the severance agreements currently in place between Baxter and Dr. Hantson and Baxter and Mr. Hombach contains any tax “gross-up” provisions.

The table set forth below shows Baxter’s potential payment and benefit obligations to each of Dr. Hantson and Mr. Hombach assuming that a change in control of Baxter has occurred and as a result he either is terminated or terminates his employment for good reason on December 31, 2014. The accelerated vesting of equity awards that is included in the table below would occur as a result of the terms of the equity compensation programs governing these awards, which are broadly applicable to all recipients, rather than the terms of the severance agreements.

	Dr. Hantson	Mr. Hombach
Severance Payments	$3,800,000	$2,983,500
Prorated Bonus Payments(1)	950,000	727,000
Additional Payments Related to Retirement and Savings Plans	123,500	2,611,000
Health and Welfare Benefit Coverage	58,000	57,000
Retiree Health and Welfare Benefit	—	81,416
Accelerated Vesting of Equity Awards(2)	10,417,200	8,476,600
Outplacement Expenses	50,000	50,000

Total	$15,398,700	$14,986,516

(1)	Represents full 2014 bonus target as the officer would receive an annual bonus payment for the performance period in which the termination occurs.
(2)	Represents the “in-the-money” value of unvested stock options, the value of unvested restricted stock units and the target amount of performance share units based on Baxter’s closing stock price on December 31, 2014 ($73.29).

Spin-Off Separation Agreement

In connection with the planned separation of Baxter and Baxalta, Mr. Hombach has entered into a severance agreement with Baxter, which will be assumed by Baxalta. The executive severance agreements provide for payments to the executive officer if such executive officer’s employment is terminated by Baxter or Baxalta without cause (as defined in the executive severance agreement) prior to the first anniversary of the completion of the separation. In such event, the payments include a lump sum payment equal to 1.5 times the executive officer’s salary and target bonus, a lump sum payment covering six months of cost-sharing for health insurance coverage and outplacement expense reimbursement in an amount not exceeding $50,000.

Mr. Hombach
Severance Payments	$2,237,625
Health and Welfare Benefit Coverage	30,000
Outplacement Expenses	50,000

Total	$2,317,625

Certain Relationships and Related Person Transactions

Agreements with Baxter

Following the separation and distribution, Baxalta and Baxter will operate separately, each as an independent public company. Prior to the separation and distribution, Baxalta and Baxter will enter into a separation and distribution agreement and several other agreements to effect the separation and provide a framework for Baxalta’s relationship with Baxter after the distribution. These agreements will govern the relationships between Baxter and Baxalta subsequent to the completion of the distribution and provide for the separation between Baxter and Baxalta of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the distribution. In addition to the separation and distribution agreement (which contains many of the key provisions related to Baxalta’s separation from Baxter and the distribution of Baxalta’s shares of common stock to Baxter shareholders), these agreements include:

•	the transition services agreement;

•	the long term services agreement;

•	the tax matters agreement;

•	the manufacturing and supply agreement;

•	the employee matters agreement;

•	the trademark license agreement;

•	the Galaxy license agreement;

•	an international commercial operations agreement; and

•	a shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock.

The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries below set forth the terms of the agreements that Baxalta believes are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following the distribution have not yet been finalized. Changes to these agreements, some of which may be material, may be made prior to the distribution. In addition, Baxter and Baxalta will enter into other agreements prior to the distribution that are not material to Baxalta’s business. These agreements include lease and sublease agreements, agreements related to sharing of resources and costs related to company planes, as well as certain distribution and other commercial agreements.

The Separation and Distribution Agreement

The separation and distribution agreement will set forth the agreements between Baxter and Baxalta regarding the principal transactions required to effect Baxalta’s separation from Baxter and other agreements governing Baxalta’s relationship with Baxter.

The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Baxalta and Baxter as part of the separation, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•	certain assets related to the businesses and operations of Baxter’s biopharmaceuticals business and any other assets specified in the separation and distribution agreement, which are collectively referred to as the Baxalta Assets, will be transferred to Baxalta or one of Baxalta’s subsidiaries;

•	certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the Baxalta Assets, other liabilities related to the businesses and operations of Baxter’s biopharmaceuticals business and any other liabilities specified in the separation and distribution agreement, which are collectively referred to as the Baxalta Liabilities, will be retained by or transferred to Baxalta or one of Baxalta’s subsidiaries;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Baxalta Assets and Baxalta Liabilities (such assets and liabilities are referred to as the Baxter Assets and Baxter Liabilities, respectively) will be retained by or transferred to Baxter or one of its subsidiaries; and

•	Baxalta and Baxter will use reasonable efforts to cause certain shared contracts to be assigned in part to Baxalta or Baxalta’s applicable subsidiaries, appropriately amended, or replaced or otherwise addressed in a manner that allows each of Baxalta and Baxter and their respective subsidiaries to retain the appropriate portion of the benefits and burdens of those contracts in light of the separation of the biopharmaceuticals business from Baxter’s other businesses.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither Baxalta nor Baxter will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Baxalta or Baxter, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with. In general, each of Baxter and Baxalta will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters. In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Baxalta business with Baxalta and financial responsibility for the obligations and liabilities of Baxter’s remaining business with Baxter. Specifically, each of Baxalta and Baxter will indemnify, defend and hold harmless the other party, its subsidiaries and their respective directors, officers, employees and agents against any liabilities resulting from, arising out of or resulting from, directly or indirectly:

•	the liabilities that each such party assumed or retained pursuant to the separation and distribution agreement (which, in the case of Baxalta, would include the Baxalta Liabilities and, in the case of Baxter, would include the Baxter Liabilities);

•	in the case of Baxalta, the conduct of any business by it or any of its subsidiaries following the distribution;

•	in the case of Baxter, the conduct by it and its subsidiaries of their respective businesses, other than as conducted on behalf of Baxalta or any of its subsidiaries;

•	any breach by such party of the separation and distribution agreement or the other transaction agreements (subject to the limitations, if any, expressly set forth in such agreements);

•

in the case of Baxalta, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this information statement or the registration statement on Form 10 to which this information statement forms a part, except to the extent made explicitly in Baxter’s name or the omission of which makes any statement made explicitly in Baxter’s name misleading; and

•	in the case of Baxter, any untrue statement or alleged untrue statement of a material fact made explicitly in Baxter’s name in this information statement or the registration statement on Form 10 to which this information statement forms a part, or an omission or alleged omission to state a material fact necessary to make any such statement made explicitly in Baxter’s name not misleading.

The separation and distribution agreement also will specify procedures with respect to claims subject to indemnification and related matters.

Each of the parties will agree to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things necessary or advisable under applicable law or contractual obligations to consummate the transactions contemplated by, and effectuate the provisions and purposes of, the separation and distribution agreement and the other transaction agreements. The separation agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to Baxalta or Baxter, as applicable, does not occur prior to the distribution (including as a result of governmental or other required third-party consents not being received prior to such time), then until such assets or liabilities are able to be transferred or assigned, Baxalta or Baxter, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse Baxter or Baxalta, as applicable, for all payments made in connection with the performance and discharge of such liabilities.

The separation and distribution agreement also will govern the rights and obligations of Baxter and Baxalta regarding the distribution. The separation and distribution agreement will provide that Baxter’s obligation to complete the distribution is subject to several conditions that must be satisfied (or waived by Baxter in its sole discretion), which are described in “The Separation and Distribution—Conditions to the Distribution.”

Under the separation and distribution agreement, following the distribution, Baxalta and Baxter will be obligated to provide each other access to information in certain circumstances. The separation and distribution agreement also will impose obligations with respect to retention of information and confidentiality.

The separation and distribution agreement will provide for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to completion of the distribution and will set forth procedures for the administration of insured claims. In addition, the separation and distribution agreement will allocate between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies.

The separation and distribution agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the distribution by Baxter without the approval of Baxalta or any other person.

Transition Services Agreement

Baxalta and Baxter will enter into a transition services agreement prior to the distribution pursuant to which Baxalta and Baxter and their respective subsidiaries will provide to each other, on an interim, transitional basis, various services. The services to be provided by Baxter will include, among others, finance, information technology, human resources, quality supply chain and certain other administrative services, and will generally be provided on a cost-plus basis. The services generally will commence on the distribution date and will generally terminate within 24 months (or 36 months in the case of certain information technology services) following the distribution date.

Baxalta anticipates that it will be in a position to complete the transition away from most of the transition services on or before the date that is 24 months following the distribution date, or 36 months in the case of certain information technology services. The recipient of services will generally have the right to terminate any or all services upon 180 days’ notice and will have the right to extend the initial duration of some or all of the services for up to six months.

Long Term Services Agreement

Baxter and Baxalta will enter into a long term services agreement prior to the distribution pursuant to which Baxter and Baxalta and their respective subsidiaries will provide to each other certain services at facilities shared by the parties following the distribution. These services will include providing utilities and other critical services, the absence of which could disrupt the parties’ operations. The recipient of services will generally have the right to terminate any or all services upon 180 days’ notice. The services will generally be provided on a cost basis in light of the services generally allowing the parties to each benefit from the continued sharing of fixed costs for services used by each of them.

Tax Matters Agreement

Baxalta and Baxter will enter into a tax matters agreement prior to the distribution which will generally govern Baxalta’s and Baxter’s respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. In addition, the tax matters agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. The tax matters agreement will also provide that Baxalta is liable for taxes incurred by Baxter that may arise if Baxalta takes, or fails to take, as the case may be, certain actions that may result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Code.

Manufacturing and Supply Agreement

Baxalta will enter into a manufacturing and supply agreement with Baxter prior to the distribution pursuant to which Baxalta or Baxter, as the case may be, will manufacture, label, and package products for the other party.

The terms of the manufacturing and supply agreement will range in initial duration from five to ten years, with the five year arrangements having a single one year extension right and the ten year arrangements having four 5-year extension rights. The manufacturing and supply obligations will generally be performed on a cost-plus basis.

The terms of the manufacturing and supply agreement will be subject to early termination at the option of the purchaser upon not less than one-year’s notice, and will also be subject to termination in the event of ongoing breach not cured within 60 days or a bankruptcy-related event of the other party.

The manufacturing and supply agreement will provide Baxalta the right during the 10-year initial term for manufacturing of Baxalta’s Flexbumin products (plus any extension period thereafter when Baxter continues to have such production capabilities) to purchase equipment that includes Baxter proprietary technology used to manufacture Baxalta’s Flexbumin product line. Any such equipment purchased by Baxalta will be at Baxter’s fully loaded costs thereof, plus the same mark-up applied to other production under the manufacturing and supply agreement. Baxalta’s rights to such technology will be limited by the terms of the Galaxy license agreement described in this information statement, including with respect to the use of such technology and the physical location and ownership of any such equipment.

Employee Matters Agreement

Baxalta will also enter into an employee matters agreement with Baxter. The employee matters agreement will allocate assets, liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations, both in and outside of the United States.

The employee matters agreement will provide that, unless otherwise specified, Baxalta will be responsible for liabilities associated with employees who transfer to Baxalta, whether incurred prior to or after the distribution, and Baxter will be responsible for liabilities associated with other employees, including employees retained by Baxter and, except in only a limited number of locations, any former employee.

Baxalta employees generally will be eligible to participate in Baxalta benefit plans as of the distribution date. In general, Baxalta benefit plans will contain terms substantially similar to those of the corresponding Baxter plans.

In general, Baxalta will credit each employee with his or her service with Baxter prior to the distribution for all purposes under the Baxalta benefit plans, so long as such crediting does not result in a duplication of benefits.

Baxalta will establish a deferred compensation plan (the Baxalta DCP), with terms comparable in the aggregate to those of the Baxter International Inc. and Subsidiaries Deferred Compensation Plan as of the distribution date, except that the investment options may be different under the Baxalta DCP. Baxalta will assume, and will cause the Baxalta DCP to assume, all liabilities for obligations under the under the Baxter International Inc. and Subsidiaries Deferred Compensation Plan for the benefits of each transferred employee. Baxter and Baxalta will cause the accounts of each transferred employee participating in the Baxter International Inc. and Subsidiaries Deferred Compensation Plan to be transferred to the Baxalta DCP. Baxalta will credit each transferred employee’s account with the amount deferred by such person into the Baxter International Inc. and Subsidiaries Deferred Compensation Plan as of the employment transfer date (plus employer contributions) and will recognize and honor all deferral and distribution elections made by such individual.

Baxalta will establish pension and retirement plans (whether defined contribution or defined benefit pension plans) with terms reasonably comparable to the corresponding plans at Baxter; provided that in a limited number of countries the parties will continue to share plans for a transitional period. The assets and liabilities under the corresponding Baxter plans with respect to transferred employees will be transferred to the corresponding Baxalta plan. Transferred employees will be eligible to participate in such Baxalta plans to the extent they were eligible to participate in the corresponding Baxter plans as of the applicable pension separation date or employment transfer date, and they will receive credit for Baxter service to the extent credited under the corresponding Baxter Plan and recognition for compensation paid by Baxter that was recognized under the corresponding Baxter plan as though it were compensation paid by Baxalta.

Welfare Plans

Baxalta will establish health and welfare plans with terms comparable in the aggregate to the corresponding Baxter health and welfare plans. Baxalta will use commercially reasonable efforts to cause such plans to waive for purposes of initial enrollment all limitations as to preexisting conditions, service conditions or waiting periods that were not in effect under the corresponding Baxter health and welfare plans as of the employment transfer date, and to take into account eligible expenses incurred by a transferred employee in the portion of the year prior to the transfer date for purposes of satisfying deductible and other out-of-pocket requirements, as well as prior claim experience with the corresponding Baxter health and welfare plans with respect to maximum benefits available.

Baxter will retain liability for claims incurred under the Baxter health and welfare plans, except that Baxalta will be responsible for claims incurred by employees who have transferred to Baxalta. Baxalta shall generally be responsible for disability benefits with respect to transferred employees, subject to exceptions specified in the employee matters agreement. Following the distribution date, Baxalta employees will generally participate in Baxalta’s health and welfare plans. Baxter will retain liability for retiree medical and life insurance benefits for employees continuing with Baxter and for former employees.

Equity Compensation Awards

The employee matters agreement will provide that the outstanding Baxter equity awards held by Baxter and Baxalta employees will be treated as described in the section entitled “Executive Compensation—Effects of the Separation on Outstanding Executive Compensation Awards; Baxalta Compensation.” If local regulations outside the United States or the terms of any employment agreement do not permit use of any adjustment method described therein or would cause an adverse effect for equity award holders, a compliant alternative adjustment method will be used.

Trademark License Agreement

Baxalta and Baxter will enter into a transitional trademark license agreement pursuant to which each will grant the other a non-exclusive, royalty-free and worldwide license to use certain of each other’s trademarks following the distribution, with the license granted to Baxter limited to use by Baxter in its performance of its obligations under the separation transaction agreements. The license to Baxalta will allow it to continue using certain of Baxter’s trademarks (including the Baxter name) in order to provide sufficient time for Baxalta to rebrand or phase out its use of the licensed marks. Baxalta will use commercially reasonable efforts to take all such actions necessary to allow it to conduct its business without using Baxter’s trademarks and will generally discontinue such use as soon as reasonably practicable. In addition to the general requirement that Baxalta discontinue use as soon as reasonably practicable, Baxalta will be required to cease all use of the licensed marks within a specified period of time after the distribution date. If Baxalta is unable to discontinue use of the licensed marks within these time frames, it may request Baxter’s consent for an extension with such consent not to be unreasonably withheld. Baxter may immediately terminate its license to Baxalta if Baxalta breaches any of its obligations under the agreement and fails to cure such breach within a reasonable period of time.

Galaxy License Agreement

Baxalta will enter into an intellectual property license agreement with Baxter pursuant to which Baxalta will receive a perpetual, non-transferrable, non-sublicenseable, royalty-free, fully paid, worldwide license to certain intellectual property known as the Galaxy technology in order to allow Baxalta to continue using such technology in its plasma-derived products. This license will primarily provide Baxalta with the right to Galaxy trademarks, as well as know-how and trade secrets necessary to operate and maintain (but not to manufacture) equipment using the Galaxy technology. The license will be exclusive to Baxalta with respect to the production and packaging of products that are primarily and directly derived from the fractionation of plasma, and Baxalta’s rights shall only apply to the production and packaging of any of Baxalta’s products that are primarily and directly derived from the fractionation of plasma.

The license rights granted to Baxalta will only apply with respect to specified equipment purchased or otherwise transferred from Baxter, and only with respect to the use of such equipment at a list of Baxalta-owned locations agreed upon in advance by Baxter and Baxalta.

The license will be subject to termination in the event of ongoing breach not cured within 45 days, a bankruptcy-related event of the other party or in connection with any assignment in violation of the agreement. Following any termination or at any time when Baxter has the right to terminate the license agreement, Baxter will have the right to purchase any of the specified equipment to which the license rights apply or applied at a price equal to the then-current net book value of such equipment.

International Commercial Operations Agreement

The local separation of Baxalta’s business in certain countries outside the United States will not occur until after the distribution date due to regulatory requirements, the need to obtain consents from local governmental authorities, and other business reasons. The international commercial operations agreement will provide for the conduct of the Baxalta business by Baxter in such countries until the local separation is completed, and will provide that Baxalta will be subject to all the risks and burdens and entitled to all the benefits generated by the Baxalta business during such period. The international commercial operations agreement will also govern the process for the local separation of Baxalta’s business following the distribution date.

Shareholder’s and Registration Rights Agreement

Prior to the distribution, Baxter and Baxalta will enter into a Shareholder’s and Registration Rights Agreement pursuant to which Baxalta will agree that, upon the request of Baxter or certain subsequent transferees as further defined therein, Baxalta will use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Baxalta’s common stock retained by Baxter. In addition, Baxter will agree to vote any shares of Baxalta’s common stock that it retains immediately after the distribution in proportion to the votes cast by Baxalta’s other shareholders. In connection with such agreement, Baxter will grant Baxalta a proxy to vote its shares of Baxalta’s retained common stock in such proportion. Any such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Baxter to a person other than Baxter, and neither the Shareholder’s and Registration Rights Agreement nor proxy will limit or prohibit any such sale or transfer.

Procedures for Approval of Related Person Transactions

Baxalta expects to initially operate pursuant to Corporate Governance Guidelines that are substantially similar to those in effect at Baxter. Accordingly, the Baxalta Board of Directors or a committee thereof will be charged with reviewing related person transactions regardless of whether the transactions are reportable pursuant to applicable rules of the Securities and Exchange Commission. For purposes of this policy, a “related person transaction” is expected to include any transaction in which the company was or is to be a participant and in which any related person has a direct or indirect material interest other than transactions that involve less than $50,000 when aggregated with all similar transactions. For any related person transaction to be consummated or to continue, it is expected that the Board of Directors or the applicable committee thereof must approve or ratify the transaction. The Board of Directors or committee thereof is expected to only approve or ratify a transaction if the Board of Directors or such committee first determines that such transaction is in Baxalta’s best interest. Related person transactions will be reviewed as they arise and are reported to the Board of Directors or applicable committee. The Board of Directors or applicable committee is also expected to review materials prepared by the Corporate Secretary to determine whether any related person transactions have occurred that have not been reported. It is expected that Baxalta will adopt a policy similar to Baxter’s policy requiring it to disclose all related person transactions in the company’s applicable filings to the extent required by the applicable rules and regulations of the Securities and Exchange Commission.

Security Ownership of Certain Beneficial Owners and Management

Before the distribution, all of the outstanding shares of Baxalta’s common stock will be owned beneficially and of record by Baxter. After the distribution, Baxter will own approximately —% of Baxalta’s common stock. The following table sets forth information with respect to the expected beneficial ownership of Baxalta’s common stock, upon the distribution, by (1) each person who Baxalta believes will be a beneficial owner of 5% or more of Baxalta’s outstanding common stock, (2) each expected director and named executive officer and (3) all of Baxalta’s expected directors and named executive officers as a group. Baxalta based the share amounts on each person’s beneficial ownership of Baxter’s common stock and stock options or other equity awards as of —, unless Baxalta indicates some other basis for the share amounts, and assume a distribution ratio of — share[s] of Baxalta’s common stock for every share of Baxter’s common stock. The address of each director and executive officer shown in the table below is c/o Baxalta, —.

Name of Beneficial Owner	Shares of Common Stock	Shares Under Exercisable Options	Percent of Class
Baxter International Inc.			—%

Non-employee Directors:			*
Dr. Hockmeyer			*

Named Executive Officers:			*
Dr. Hantson			*
Mr. Hombach			*
Mr. Goff			*
Ms. Rosa-Björkeson			*
Dr. Zagame			*
All directors and executive officers as a group (— persons)			*

*	Less than one percent

The Separation and Distribution

Background

On March 27, 2014, Baxter announced that it intended to separate its biopharmaceuticals business from its medical products business. The medical products business offers a broad portfolio of intravenous (IV) solutions and nutritional therapies, infusion pumps and administration sets, premixed and other injectable drugs, inhalation anesthetics, hospital-based biosurgery products, as well as a comprehensive portfolio of products and services to treat end-stage renal disease across the full continuum of care. The biopharmaceuticals business offers a differentiated portfolio of innovative therapies that seek to address unmet medical needs across many disease areas, including hematology, immunology and oncology.

Baxter announced that it intended to effect the separation through a pro rata distribution of more than 80% of the common stock of a new entity, which has since been named Baxalta and was formed to hold the assets and liabilities associated with the biopharmaceuticals business.

On —, 2015, the Baxter Board of Directors approved the distribution of the issued and outstanding shares of Baxalta common stock on the basis of — share[s] of Baxalta’s common stock for each share of Baxter common stock held as of the close of business on the record date of —, 2015.

On —, 2015, the distribution date, each Baxter shareholder will receive — share[s] of Baxalta’s common stock for each share of Baxter common stock held at the close of business on the record date. Baxter shareholders will receive cash in lieu of any fractional shares of Baxalta common stock which they would have received after application of this ratio. Shareholders will not be required to make any payment, surrender or exchange your shares of Baxter common stock or take any other action to receive their shares of Baxalta’s common stock in the distribution. The distribution of Baxalta’s common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see this section under “—Conditions to the Distribution.”

Reasons for the Separation

The Baxter Board of Directors determined that the separation of Baxter’s biopharmaceuticals business from its medical products businesses would be in the best interests of Baxter and its shareholders and approved the plan of separation. A wide variety of factors were considered by the Baxter Board of Directors in evaluating the separation. Among other things, the Baxter Board of Directors considered the following potential benefits of the separation:

•	the separation will allow greater management focus on the distinct businesses of biopharmaceuticals and medical products by Baxalta and Baxter, respectively;

•	the separation will give each of Baxter and Baxalta the ability to commercialize new and existing product offerings more effectively on a global basis;

•	the separation will give each of Baxter and Baxalta the ability to drive innovation and allocate necessary resources to areas presenting the highest growth potential;

•	the separation will give each of Baxter and Baxalta the flexibility to pursue aligned growth and investment strategies resulting in revenue acceleration, improved profitability and enhanced returns;

•	the separation will allow each of Baxter and Baxalta to capitalize on emerging healthcare trends while enhancing operational, commercial and scientific effectiveness;

•	the separation will allow investors to separately value each of Baxter and Baxalta based on their unique investment identities, including the merits, performance and future prospects of their respective businesses, providing investors with two distinct and targeted investment opportunities;

•	after the separation, each of Baxter and Baxalta will generate strong cash flow and be well capitalized with a strong balance sheet, an investment-grade profile and a disciplined approach to capital allocation;

•	the separation will create an independent equity structure that will afford Baxalta direct access to the capital markets and facilitate the ability to capitalize on its unique growth opportunities and effect future acquisitions using its common stock.

Neither Baxalta nor Baxter can make any assurances that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The Baxter Board of Directors also considered a number of potentially negative factors in evaluating the separation, including the one-time costs associated with preparing Baxalta to become an independent public company, the potential for increased operating costs, the time it may take for Baxalta to attract an optimal shareholder base, the possibility of disruptions in the Baxalta business as a result of the separation and distribution, the risk that the combined trading prices of Baxter’s common stock and Baxalta’s common stock after the distribution may drop below the trading price of Baxter’s common stock before the distribution and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, the Baxter Board of Directors determined that the separation and distribution was in the best interests of Baxter and its shareholders and approved the plan of separation.

Formation of a New Company Prior to Baxalta’s Distribution

Baxalta was incorporated in Delaware on September 8, 2014 for the purpose of holding Baxter’s biopharmaceuticals business. As part of the plan to separate the biopharmaceuticals business of Baxter from the remainder of its businesses, Baxter plans to transfer the equity interests of certain entities that operate the biopharmaceuticals business and certain other assets and liabilities of the biopharmaceuticals business to Baxalta in one or more transfers prior to the distribution in exchange for Baxalta stock, Baxalta debt instruments, all or a portion of the proceeds received by Baxalta from third-party borrowings and the assumption of certain Baxalta liabilities.

When and How You Will Receive the Distribution

With the assistance of Computershare, Baxter expects to distribute Baxalta common stock on —, 2015, the distribution date, to all holders of outstanding shares of Baxter common stock as of the close of business on —, 2015, the record date. Computershare, which currently serves as the transfer agent and registrar for Baxter’s common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Baxalta common stock.

For shareholders who own shares of Baxter common stock as of the close of business on the record date, the shares of Baxalta’s common stock that such shareholder is entitled to receive in the distribution will be issued electronically, as of the distribution date, to such shareholder in direct registration form or to such shareholder’s bank or brokerage firm on the shareholder’s behalf.

For shareholders who are registered holders, Computershare will then mail such shareholders a direct registration account statement that reflects such shares of Baxalta common stock. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. Commencing on or shortly after the distribution date, for shareholders holding physical share certificates that represent their shares of Baxter common stock and are the registered holder of the shares represented by those certificates, the distribution agent will mail to such shareholders an account statement that indicates the number of shares of Baxalta’s common stock that have been registered in book-entry form in their names. Shareholders who elect to sell shares of Baxter common stock in the “regular-way” market on or prior to the time of the distribution will be selling their right to receive shares of Baxalta common stock in the distribution.

For any shares of Baxter common stock that are held in a shareholder’s Baxter dividend reinvestment account as of the close of business on the record date, such shareholder will receive shares of Baxalta common stock in a new Baxalta dividend reinvestment program account that will be created for such shareholder.

Most Baxter shareholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. For shareholders holding their shares of Baxter common stock through a bank or brokerage firm, such bank or brokerage firm will credit such shareholder’s account for the Baxalta common stock that such shareholder is entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Baxalta Shares Received in the Distribution

Shares of Baxalta common stock distributed to shareholders in connection with the distribution will be transferable without registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for shares received by persons who may be deemed to be Baxalta affiliates. Persons who may be deemed to be Baxalta affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with Baxalta, which may include certain Baxalta executive officers, directors or principal shareholders. Securities held by Baxalta affiliates will be subject to resale restrictions under the Securities Act. Baxalta affiliates will be permitted to sell shares of Baxalta common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

The Number of Shares of Baxalta Common Stock You Will Receive

For each share of Baxter common stock that you own at the close of business on —, 2015, the record date, you will receive — share[s] of Baxalta common stock on the distribution date.

Baxter will not distribute any fractional shares of Baxalta common stock to its shareholders. Instead, for holders of registered shares, Computershare will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by Baxter or Baxalta, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Baxter or Baxalta. Neither Baxalta nor Baxter will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. For a holder if physical certificates for shares of Baxter common stock who is also the registered holder, such holder will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. Baxalta estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. For a holder of shares of Baxter common stock through a bank or brokerage firm, such holder’s bank or brokerage firm will receive, on behalf of such holder, such holder’s pro rata share of the aggregate net cash proceeds of the sales and will electronically credit such holder’s account for such holder’s share of such proceeds.

Results of the Distribution

After the distribution, Baxalta will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on —, 2015, the record date for the distribution, and will reflect any exercise of Baxter options between the date the Baxter Board of Directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of Baxter common stock or any rights of Baxter’s shareholders. Baxter will not distribute any fractional shares of Baxalta common stock.

Baxalta will enter into the separation agreement with Baxter and will enter into other agreements with Baxter before the distribution to effect the separation and provide a framework for Baxalta’s relationship with Baxter after the distribution. These agreements will provide for the allocation between Baxter and Baxalta of Baxter’s assets, liabilities and obligations (including employee benefits, intellectual property, and tax-related assets and liabilities) attributable to periods prior to Baxalta’s separation from Baxter and will govern the relationship between Baxter and Baxalta after the distribution. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”

Market for Baxalta Common Stock

There is currently no public trading market for Baxalta’s common stock. Baxalta intends to apply to list its common stock on the New York Stock Exchange under the symbol “BXLT.” Baxalta has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

Baxalta cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Baxalta common stock that each Baxter shareholder will receive in the distribution and the shares of Baxter common stock held at the record date may not equal the “regular-way” trading price of a Baxter share immediately prior to the distribution. The price at which Baxalta common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Baxalta common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Baxalta’s Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing until the time of the distribution, Baxter expects that there will be two markets in shares of Baxter common stock: a “regular-way” market and an “ex-distribution” market. Shares of Baxter common stock that trade on the “regular-way” market will trade with an entitlement to Baxalta common stock distributed pursuant to the distribution. Shares of Baxter common stock that trade on the “ex-distribution” market will trade without an entitlement to Baxalta common stock distributed pursuant to the distribution. Therefore, if a shareholder sells shares of Baxter common stock in the “regular-way” market on or prior to the time of the distribution, such shareholder will be selling the right to receive Baxalta common stock in the distribution. If a shareholder own shares of Baxter common stock at the close of business on the record date and sells those shares on the “ex-distribution” market on or prior to the time of the distribution, such shareholder will receive the shares of Baxalta common stock that such shareholder is entitled to receive pursuant to such shareholder’s ownership as of the record date of the shares of Baxter common stock.

Furthermore, beginning on or shortly before the record date and continuing until the time of the distribution, Baxalta expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Baxalta common stock that will be distributed to holders of Baxter common stock on the distribution date. Shareholders who owned Baxter common stock at the close of business on the record date are entitled to Baxalta common stock distributed pursuant to the distribution. Such a shareholder may trade this entitlement to shares of Baxalta common stock, without the shares of Baxter common stock such shareholder owns, on the “when-issued” market. Upon completion of the distribution, “when-issued” trading with respect to Baxalta common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

Baxalta has announced that the distribution will be effective at — Eastern time, on —, 2015, which is the distribution date, provided that the following conditions shall have been satisfied (or waived by Baxter in its sole discretion):

•	the receipt of an opinion from tax counsel or other third party advisor to Baxter to the effect that the separation and distribution and certain related transactions will qualify as tax-free to Baxter and its shareholders under Sections 355, 361 and 368 of the Internal Revenue Code of 1986, as amended (the Code);

•	the receipt of a private letter ruling from the U.S. Internal Revenue Service regarding certain U.S. federal income tax consequences of the spin-off and certain related transactions under Sections 332, 355, 361 or 368, or related provisions, of the Code;

•	the making of a $— cash distribution from Baxalta to Baxter, and the determination by Baxter in its sole discretion that following the separation Baxter will have no further liability or obligation whatsoever with respect to any of the financing arrangements that Baxalta will be entering into in connection with the separation;

•	the receipt of an opinion from an independent appraisal firm to the Baxter Board of Directors confirming the solvency and financial viability of Baxter before the distribution and each of Baxter and Baxalta after the distribution that is in form and substance acceptable to Baxter in its sole discretion;

•	the U.S. Securities and Exchange Commission (SEC) declaring effective Baxalta’s registration statement on Form 10 of which this information statement forms a part, and the making available of the information statement to all holders of record of shares of Baxter common stock as of the close of business on —, 2015, the record date;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	the shares of Baxalta common stock to be distributed shall have been accepted for listing on the New York Stock Exchange, subject to official notice of distribution; and

•	no other event or development existing or having occurred that, in the judgment of Baxter’s Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

Baxter will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date and the distribution date and the distribution ratio. Baxter does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its Board of Directors, are not material. For example, the Baxter Board of Directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Baxter Board of Directors determines that any modifications by Baxter materially change the material terms of the distribution, Baxter will notify Baxter shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to Baxter and to the holders of Baxter common stock in connection with the spin-off (including the separation and distribution). This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this information statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Baxter common stock that are U.S. Holders, as defined immediately below. A “U.S. Holder” is a beneficial owner of Baxter common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a United States person.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired Baxter common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Baxter equity;

•	holders owning Baxter common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	a person that owns Baxter common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Baxter’s shareholders who do not hold Baxter common stock as a capital asset. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Baxter common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR.

In connection with the spin-off, Baxter expects to receive an opinion from KPMG to the effect that the spin-off and certain related transactions will qualify as tax-free to Baxter and its shareholders under Sections 355, 361 and 368 of the Code. The opinion will be based on, among other things, current tax law, the private letter ruling that Baxter anticipates obtaining (described below), and assumptions and representations made by Baxalta and Baxter, which if incorrect in any material respect, could jeopardize the conclusions reached by KPMG in its opinion. The opinion received by Baxter will not be binding on the IRS or the courts. Baxter has also requested a private letter ruling from the IRS addressing certain significant issues related to the treatment of the distribution and related transactions. Although the receipt of the opinion and the private letter ruling are conditions to the spin-off, those conditions as well as all other conditions to the spin-off may be waived by Baxter in its sole discretion. The private letter ruling and the tax opinion of KPMG will rely on certain facts, assumptions, representations and undertakings from Baxter and Baxalta regarding the past and future conduct of Baxter’s and Baxalta’s businesses and other matters. If any of these facts, assumptions, representations or undertakings is incorrect or not otherwise satisfied, Baxter may not be able to rely on the private letter ruling or the tax opinion. Accordingly, notwithstanding the receipt of the tax opinion and the requested private letter ruling, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions set forth below. In that event, the consequences described immediately below would not apply and holders of Baxter common stock who receive shares of Baxalta common stock in the spin-off could be subject to significant U.S. federal income tax liability.

Assuming the spin-off satisfies the requirements necessary for tax-free treatment under Sections 355, 361 and 368 of the Code, the following will describe the material U.S. federal income tax consequences to Baxter, Baxalta and Baxter’s shareholders of the spin-off:

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Baxter common stock, solely as a result of the receipt of Baxalta common stock, except with respect to any cash received in lieu of a fractional share;

•	subject to the discussion below regarding Section 355(e), no gain or loss will be recognized by Baxter as a result of the spin-off except for taxable income or gain possibly arising as a result of certain intercompany transactions;

•	the aggregate tax basis of the Baxter common stock, and Baxalta common stock received in the spin-off, in the hands of Baxter’s shareholders immediately after the spin-off will be the same as the aggregate tax basis of the Baxter common stock held by the holder immediately before the spin-off, allocated between the common stock of Baxter and Baxalta common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the spin-off;

•	the holding period of shares of the Baxalta common stock received by Baxter’s shareholders in the spin-off will include the holding period of their Baxter common stock, provided that such Baxter common stock is held as a capital asset on the date of the spin-off; and

•	a Baxter shareholder who receives cash in lieu of a fractional share of Baxalta common stock in the spin-off will be treated as having sold such fractional share for the amount of cash received and generally will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Baxter common stock exceeds one year.

Baxter’s shareholders that have acquired different blocks of Baxter common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Baxalta common stock distributed with respect to such blocks of Baxter common stock.

U.S. Treasury Regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Within a reasonable period of time after the distribution, Baxter expects to make available to its shareholders information pertaining to compliance with this requirement.

If the spin-off were not to qualify as tax-free for U.S. federal income tax purposes, each Baxter shareholder that receives shares of Baxalta common stock in the spin-off would be treated as receiving a distribution in an amount equal to the fair market value of such shares, which generally would be treated in the following manner:

•	first as a taxable dividend to the extent of such shareholder’s pro rata share of Baxter’s current and accumulated earnings and profits;

•	then as a non-taxable return of capital to the extent of such shareholder’s tax basis in its Baxter common stock; and

•	thereafter as capital gain with respect to any remaining value.

Additionally, each shareholder’s basis in the Baxalta common stock would be equal to the fair market value of such stock on the date of the distribution and its holding period in the Baxalta common stock would begin on the date of the distribution. Furthermore, Baxter would recognize a taxable gain on the Baxalta common stock to the extent the fair market value of Baxalta common stock exceeds Baxter’s tax basis therein.

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be taxable to Baxter (but not Baxter’s shareholders) under Section 355(e) of the Code if 50% or more, by vote or value, of the shares of Baxalta common stock or Baxter common stock are acquired or issued as part of a plan or series of related transactions that includes the spin-off. For this purpose, any acquisitions or issuances of Baxter common stock within two years before the spin-off, and any acquisitions or issuances of Baxalta common stock or Baxter common stock within two years after the spin-off, generally are presumed to be part of such a plan, although Baxalta or Baxter may be able to rebut that presumption. Even if Section 355(e) of the Code were to apply to cause the spin-off to be taxable to Baxter, the receipt of the shares of Baxalta common stock in the spin-off would remain tax-free to the Baxter shareholders.

Tax Sharing Agreement

In connection with the distribution, Baxter and Baxalta will enter into a tax matters agreement pursuant to which Baxalta will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax matters agreement, in the event the distribution were to fail to qualify for U.S. federal income tax purposes under Sections 355, 361, and 368 of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken by Baxalta after the distribution, Baxalta would be responsible for all taxes imposed on Baxter to the extent such taxes result from such actions. Further, if such failure were the result of any acquisition of Baxalta shares or assets or any of Baxalta’s representations or undertakings being incorrect or breached, Baxalta would be responsible for all taxes imposed on Baxter as a result. For a more detailed discussion, see “Certain Relationships and Related Person Transactions—Agreements with Baxter—Tax Matters Agreement.” Our indemnification obligations to Baxter and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If we are required to indemnify Baxter and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, we may be subject to substantial liabilities.

Information Reporting and Backup Withholding

U.S. Treasury regulations require certain shareholders who receive stock in a distribution to attach to the shareholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to a Baxter shareholder in lieu of fractional shares of Baxalta common stock in the distribution may be subject to information reporting, unless the shareholder provides proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28 percent), unless the shareholder provides a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a shareholder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

The preceding summary of the anticipated U.S. federal income tax consequences of the spin-off is for general informational purposes only. Baxter’s shareholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of state, local or non-U.S. tax laws and of changes in applicable tax laws.

Description of Material Indebtedness

Baxalta intends to enter into certain financing arrangements prior to or concurrent with the distribution.

Description of Baxalta’s Capital Stock

Baxalta’s certificate of incorporation and bylaws will be amended and restated prior to the distribution. The following is a summary of the material terms of Baxalta’s capital stock that will be contained in the amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on Baxalta’s capital stock as of the time of the distribution. The certificate of incorporation and bylaws to be in effect at the time of the distribution will be included as exhibits to Baxalta’s registration statement on Form 10, of which this information statement forms a part.

General

Baxalta’s authorized capital stock consists of — shares of common stock, par value $0.01 per share, and — shares of preferred stock, par value $— per share, all of which shares of preferred stock are undesignated. Baxalta’s Board of Directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, Baxalta expects that approximately — shares of its common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common Stock

Each holder of Baxalta common stock will be entitled to one vote for each share on all matters to be voted upon by the holders of Baxalta common stock, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of Baxalta common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Baxalta, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

Holders of Baxalta common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of Baxalta common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of Baxalta common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Baxalta may designate and issue in the future.

Preferred Stock

Under the terms of Baxalta’s amended and restated certificate of incorporation, its Board of Directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law, or the DGCL, and by its amended and restated certificate of incorporation, to issue up to — million shares of preferred stock in one or more series without further action by the holders of its common stock. Baxalta’s Board of Directors will have the discretion, subject to limitations prescribed by the DGCL and by Baxalta’s amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Baxalta’s Amended and Restated Certificate of Incorporation and Bylaws

Provisions of the DGCL and Baxalta’s amended and restated certificate of incorporation and bylaws could make it more difficult to acquire Baxalta by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with Baxalta’s Board of Directors. Baxalta believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. Baxalta will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Baxalta’s Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Baxalta’s shareholders.

Classified Board. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws will provide that its Board of Directors will be divided into three classes. At the time of the distribution, Baxalta’s Board of Directors will be divided into three classes. The — directors designated as directors in the first of the three classes will have terms expiring at the 2016 annual meeting of shareholders. The — directors designated as directors in the second of the three classes will have terms expiring at the 2017 annual meeting of shareholders, and the — directors designated as directors in the third of the three classes will have terms expiring at the 2018 annual meeting of shareholders. Commencing with the 2016 annual meeting of shareholders, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the shareholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the Board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election. Under the classified Board provisions, it would take at least two elections of directors for any individual or group to gain control of Baxalta’s Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Baxalta.

Removal of Directors. Baxalta’s amended and restated certificate of incorporation will provide that its shareholders may only remove its directors for cause.

Amendments to Certificate of Incorporation. Baxalta’s amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 80% of its voting stock then outstanding is required to amend certain provisions, including relating to the number, term and removal of its directors, the filling of its Board vacancies, the calling of special meetings of shareholders, shareholder action by written consent, director and officer indemnification, and the amendment, adoption, alternation or repeal of Baxalta’s amended and restated bylaws.

Amendments to Bylaws. Baxalta’s by-laws will provide that they may be amended, adopted, altered or repealed by Baxalta’s Board of Directors or may be amended or repealed by the affirmative vote of holders of at least 80% of Baxalta’s shares present in person or by proxy and entitled to vote on the matter at any meeting of the shareholders if notice of such proposed amendment or repeal is contained in the notice of such meeting.

Size of Board and Vacancies. Baxalta’s amended and restated certificate of incorporation will provide that the number of directors on its Board of Directors will be fixed exclusively by its Board of Directors at a number of directors not less than five (5) and not more than fifteen (15). Any vacancies created in its Board of Directors resulting from any increase in the number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Baxalta’s Board of Directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Shareholder Meetings. Baxalta’s amended and restated certificate of incorporation will provide that only the chairman of its Board of Directors, its chief executive officer or its Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of Baxalta shareholders. Shareholders may not call special shareholder meetings.

Shareholder Action by Written Consent. Baxalta’s amended and restated certificate of incorporation will expressly eliminate the right of its shareholders to act by written consent. Shareholder action must take place at a duly called annual meeting or a special meeting of Baxalta shareholders.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Baxalta’s amended and restated by-laws will establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its Board of Directors or a committee of its Board of Directors.

No Cumulative Voting. The DGCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Baxalta’s amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock. The authority that Baxalta’s Board of Directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Baxalta’s company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Baxalta’s Board of Directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Baxalta’s amended and restated certificate of incorporation will include such an exculpation provision. Baxalta’s amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers of Baxalta or any of its subsidiaries, and any director, officer or employee of Baxalta serving at Baxalta’s request as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another entity. Baxalta’s amended and restated certificate of incorporation and bylaws will also provide that Baxalta must pay and advance the expenses incurred by the indemnified person in defending or otherwise participating in any proceeding in advance of its final disposition, subject to its receipt of an undertaking from the indemnified party that such party will repay such amount if it is ultimately determined that such party is not entitled to be indemnified by Baxalta. Baxalta’s amended and restated certificate of incorporation will expressly authorize Baxalta to carry insurance to protect Baxalta, its directors, officers and employees, and any director, officer or employee of Baxalta serving at Baxalta’s request as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another entity.

The limitation of liability and indemnification provisions that will be in Baxalta’s amended and restated certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Baxalta’s directors and officers, even though such an action, if successful, might otherwise benefit Baxalta and its shareholders. However, these provisions will not limit or eliminate Baxalta’s rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, investments in Baxalta may be adversely affected to the extent that, in a class action or direct suit, the company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exclusive Forum

Baxalta’s amended and restated certificate of incorporation will provide that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Baxalta, any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer of Baxalta to Baxalta or Baxalta’s shareholders, creditors or other constituents, any action asserting a claim against Baxalta or any current or former director or officer of Baxalta arising pursuant to any provision of the DGCL or Baxalta’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Baxalta or any current or former director or officer of Baxalta that relates to the internal affairs or governance of Baxalta that arises under or by virtue of the laws of the State of Delaware. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another state court sitting in the State of Delaware.

Authorized but Unissued Shares

Baxalta’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval unless otherwise required by applicable law, including any stock exchange requirement. Baxalta may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Baxalta by means of a proxy contest, tender offer, merger or otherwise.

Listing

Baxalta intends to apply to have its shares of common stock listed on the New York Stock Exchange under the symbol “BXLT.”

Sale of Unregistered Securities

In connection with the formation of Baxalta on September 8, 2014, Baxalta issued 5,000 shares of its common stock to Baxter pursuant to Section 4(2) of the Securities Act. Baxalta did not register this issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for Baxalta’s common stock will be Computershare:

Computershare

P.O. Box 30170

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Baxalta has filed a registration statement on Form 10 with the SEC with respect to the shares of Baxalta common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Baxalta and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, Baxalta will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

Baxalta intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. Baxalta has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Glossary of Scientific Terms

Below is a list of additional scientific terms and their respective meanings which are used throughout this Information Statement.

Acquired Hemophilia A: A rare, potentially life-threatening bleeding disorder, which, unlike congenital hemophilia, typically affects older adults and occurs in both males and females. In acquired hemophilia A, individuals typically experience subcutaneous, soft tissue, and post-surgical bleeding. The comorbidities in this typically elderly population also pose a particular challenge to treat serious bleeding episodes.

Biologics: Medical products made from a variety of natural sources (human, animal or microorganism) intended to treat diseases and medical conditions or used to prevent or diagnose diseases; products include vaccines, blood and blood products, allergenic extracts, human cells and tissues, gene therapies and cellular therapies.

Biosimilars: A biological product that is highly similar to a U.S.-licensed reference biological product notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product.

Extended Half-Life: Prolonged circulation of the replacement clotting factor therapy in the body.

Hemophilia A: The most common type of hemophilia which occurs when clotting factor VIII (fVIII), a naturally occurring protein in blood that controls bleeding, is not present in sufficient amounts or is absent. Without enough fVIII, people with hemophilia can experience spontaneous, uncontrolled internal bleeding that is painful, debilitating, damaging to joints and potentially fatal.

Hemophilia B: The second most common type of hemophilia (also known as Christmas disease) and the result of insufficient amounts of clotting factor IX, a naturally occurring protein in blood that controls bleeding. Hemophilia B is often a debilitating, chronic disease with complications that include bleeding episodes, hemophilic arthropathy (bleeding into a joint) and hospitalization.

Hyaluronidase: A naturally occurring enzyme that temporarily locally degrades hyaluronan (a naturally occurring space-filling, gel-like substance that is a major component of normal tissues throughout the body, such as skin and cartilage, and abnormal tissues, such as tumors) thereby facilitating the penetration and diffusion of other drugs and fluids that are injected under the skin.

Hypoalbumenia: A medical condition where levels of albumin in blood serum are abnormally low.

Hypogammaglobulinemia: Type of primary immunodeficiency disease with a predisposition toward infections that normally are defended against by antibody responses.

Hypovolemia: An abnormal decrease in the volume of blood plasma.

Inhibitor Management Therapy: The development of neutralizing antibodies (inhibitors) to factor VIII (fVIII) or factor IX (fIX) is the most significant complication of hemophilia treatment. The major morbidity that results from the development of an inhibitor in patients with hemophilia is bleeding that is difficult to treat. Inhibitor management relies initially on immune tolerance induction, particularly in patients with severe Hemophilia A. Failing that, management depends on hemostatic therapies that bypass the missing clotting factor. Bypassing agents treat bleeding by producing thrombin via pathways that do not require fVIII or fIX, and include recombinant factor VIIa and activated prothrombin complex concentrates.

Multifocal Motor Neuropathy (MMN): A rare, auto immune-mediated disorder characterized by slowly progressive, asymmetric, distal weakness of one or more limbs, most commonly starting with the arms, leading to significant difficulty with simple manual tasks. MMN is caused by disorder/malfunctions in the conduction pathway of motor nerves, limiting transmission of electrical impulses and if left untreated, often progresses to more severe weakness, including muscle atrophy, involuntary twitching and cramps.

Pharmacokinetic: The rate and extent to which a drug’s active ingredient is made available to the body and the way it is distributed in, metabolized by, and eliminated from the human body.

Primary Immunodeficiency (PID): A group of over 150 diseases in which part of the body’s immune system is missing or does not function properly. Normally, the immune system protects the body from pathogenic microorganisms like bacteria, viruses, and fungi, which can cause infectious diseases. When any part of a person’s immune system is absent or dysfunctional, they are more likely to become infected and may take longer to recover from infections. When a defect in the immune system is inherited, it is called primary immunodeficiency.

von Willebrand Disease (VWD): An autosomal genetic disorder related to quantitative deficits and/or qualitative defects of von Willebrand Factor, the result of which is impaired hemostasis. It is the most common hereditary coagulation disorder. Many people who have VWD may experience mild symptoms, but some patients can experience severe bleeding events similar to bleeding experienced by patients with hemophilia.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Baxter International Inc.

In our opinion, the accompanying combined balance sheets and the related combined statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of the Biopharmaceuticals Business of Baxter International Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 10, 2015

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED BALANCE SHEETS

as of December 31 (in millions)	2014	2013

Assets
Current Assets:
Accounts and other current receivables, net	$960	$954
Inventories	1,960	1,922
Short-term deferred income taxes	215	215
Prepaid expenses and other	173	144

Total current assets	3,308	3,235

Property, Plant and Equipment, Net	4,192	3,376

Other Assets:
Goodwill	565	524
Other intangible assets, net	459	349
Other	260	258

Total other assets	1,284	1,131

Total assets	$8,784	$7,742

Liabilities and Equity
Current Liabilities:
Accounts payable	$484	$350
Accrued liabilities	1,160	1,368

Total current liabilities	1,644	1,718

Long-Term Liabilities	1,393	845

Commitments and Contingencies

Equity:
Net parent company investment	6,180	5,243
Accumulated other comprehensive loss	(433)	(64)

Total equity	5,747	5,179

Total liabilities and equity	$8,784	$7,742

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF INCOME

years ended December 31 (in millions)	2014	2013	2012

Net sales	$5,952	$5,555	$5,310
Cost of sales	(2,443)	(2,329)	(2,240)

Gross margin	3,509	3,226	3,070

Selling, general and administrative expenses	(1,053)	(1,017)	(913)
Research and development expenses	(820)	(595)	(581)
Other expense, net	(104)	(1)	(15)

Income from continuing operations before income taxes	1,532	1,613	1,561
Income tax expense	(346)	(325)	(356)

Net income from continuing operations	1,186	1,288	1,205
Income from discontinued operations, net of tax	551	—	43

Net income	$1,737	$1,288	$1,248

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

years ended December 31 (in millions)	2014	2013	2012

Net income	$1,737	$1,288	$1,248
Other comprehensive (loss) income:
Currency translation adjustments, net of tax benefit (expense) of $28 in 2014, ($14) in 2013 and ($5) in 2012	(387)	72	43
Pension, net of tax benefit (expense) of $5 in 2014, ($2) in 2013 and $9 in 2012	(1)	(7)	(27)
Available-for-sale investments and other, net of tax benefit (expense) of $2 in 2014, ($3) in 2013 and ($1) in 2012	19	(15)	(4)

Total other comprehensive (loss) income	(369)	50	12

Comprehensive income	$1,368	$1,338	$1,260

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions)	2014	2013	2012

Cash flows from operations
Net income	$1,737	$1,288	$1,248
Adjustments
Depreciation and amortization	206	184	167
Deferred income taxes	68	(43)	22
Stock compensation	32	27	22
Business optimization charges	33	133	44
Realized excess tax benefits from stock issued under employee benefit plans	(9)	(13)	(10)
Pension expense	52	60	46
Gain on sale of discontinued operations	(466)	—	—
Change in fair value of contingent payment liabilities	124	18	—
Other	116	47	114
Changes in balance sheet items
Accounts and other current receivables, net	(75)	(51)	(95)
Inventories	(282)	(261)	(159)
Accounts payable	127	45	(49)
Accrued liabilities	(195)	202	85
Business optimization payments	(37)	(31)	(21)
Prepaids and other	(58)	(57)	(6)

Net cash provided from operations	1,373	1,548	1,408

Cash flows from investing activities
Capital expenditures	(970)	(797)	(521)
Acquisitions, net of cash acquired	(197)	(163)	(163)
Divestitures and other investing activities	666	(17)	(13)

Net cash used for investing activities	(501)	(977)	(697)

Cash flows from financing activities
Net transactions with Baxter	(856)	(571)	(711)
Other financing activities	(16)	—	—

Net cash used for financing activities	(872)	(571)	(711)

Change in cash and equivalents	—	—	—

Cash and equivalents at beginning and end of year	$—	$—	$—

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF CHANGES IN EQUITY

		Accumulated Other Comprehensive Income (Loss)
(in millions)	Net Parent Company Investment	Foreign Currency Translation	Pension	Available-for- sale Investments and Other	Total	Total Equity

Balance as of December 31, 2011 (unaudited)	$3,894	$(115)	$(17)	$6	$(126)	$3,768
Net income	1,248	—	—	—	—	1,248
Transfers to Baxter, net	(677)	—	—	—	—	(677)
Foreign currency translation related adjustments	—	43	—	—	43	43
Pension obligations	—	—	(27)	—	(27)	(27)
Available-for-sale investments and other	—	—	—	(4)	(4)	(4)

Balance as of December 31, 2012	4,465	(72)	(44)	2	(114)	4,351

Net income	1,288	—	—	—	—	1,288
Transfers to Baxter, net	(510)	—	—	—	—	(510)
Foreign currency translation related adjustments	—	72	—	—	72	72
Pension obligations	—	—	(7)	—	(7)	(7)
Available-for-sale investments and other	—	—	—	(15)	(15)	(15)

Balance as of December 31, 2013	5,243	—	(51)	(13)	(64)	5,179

Net income	1,737	—	—	—	—	1,737
Transfers to Baxter, net	(800)	—	—	—	—	(800)
Foreign currency translation related adjustments	—	(387)	—	—	(387)	(387)
Pension obligations	—	—	(1)	—	(1)	(1)
Available-for-sale investments and other	—	—	—	19	19	19

Balance as of December 31, 2014	$6,180	$(387)	$(52)	$6	$(433)	$5,747

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1    NATURE OF BUSINESS AND BASIS OF PREPARATION

On March 27, 2014, Baxter International Inc. (Baxter or the Parent) announced its plan to create two separate, independent public companies with one focused on developing and marketing biopharmaceuticals and the other on diversified medical products. Under the separation plan, Baxter will spin off its biopharmaceuticals business into Baxalta Incorporated (Baxalta), a wholly owned subsidiary of Baxter that was incorporated on September 8, 2014. The combined biopharmaceuticals business of Baxter is referred to throughout these combined financial statements as the Company.

To accomplish the separation, Baxter intends to make a pro rata distribution of more than 80% of Baxalta’s common stock to Baxter’s shareholders. At the time of the distribution, Baxalta will hold the assets and liabilities associated with Baxter’s biopharmaceuticals business. The distribution is subject to a number of conditions, including the receipt of a favorable opinion or ruling with respect to the tax-free nature of the distribution and approval by the Baxter Board of Directors.

Nature of Business

The principal business of the Company is the development, manufacture and marketing of a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions. The Company is also investing in new disease areas, including oncology, as well as emerging technology platforms, including gene therapy and biosimilars.

The Company’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the Company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions and collaborations.

The Company’s primary manufacturing facilities are located in the United States, Austria, Switzerland, Singapore and Belgium. The Company distributes its products through its own direct sales force, independent distributors and drug wholesalers, and sells to customers throughout the world.

Basis of Preparation

The accompanying combined financial statements have been prepared on a standalone basis and are derived from Baxter’s consolidated financial statements and accounting records. The combined financial statements reflect the Company’s financial position, results of operations and cash flows as the business was operated as part of Baxter prior to the distribution, in conformity with accounting principles generally accepted in the United States (GAAP).

These combined financial statements include the attribution of certain assets and liabilities that have historically been held at the Baxter corporate level but which are specifically identifiable or attributable to the Company. All intercompany transactions and accounts within the Company have been eliminated. All transactions between the Company and Baxter are considered to be effectively settled in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent company investment.

These combined financial statements include an allocation of expenses related to certain Baxter corporate functions, including executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to the Company based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount, square footage, or other measures. The Company considers the expense methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, publicly traded company for the periods presented.

The income tax amounts in these combined financial statements have been calculated based on a separate return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

Baxter maintains various benefit and share-based compensation plans at a corporate level and other benefit plans at a country level. The Company’s employees participate in such programs and a portion of the cost of those plans is included in the Company’s financial statements. However, the combined balance sheets do not include any equity related to share-based compensation plans or any net benefit plan obligations unless the benefit plan covers only active and inactive employees of the Company.

The Company’s equity balance in these combined financial statements represents the excess of total assets over total liabilities, including the due to/from balances between the Company and Baxter (net parent company investment) and accumulated other comprehensive income (AOCI). Net parent company investment is primarily impacted by contributions from Baxter which are the result of treasury activities and net funding provided by or distributed to Baxter.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenues from product sales and services when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the Company’s revenue arrangements are FOB destination. Provisions for rebates, chargebacks to wholesalers and distributors, returns, and discounts are provided for at the time the related sales are recorded, and are reflected as a reduction of sales.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the Company provides credit to its customers and maintains reserves for potential credit losses. The movement in the allowance for doubtful accounts during the periods presented is as follows:

years ended of December 31 (in millions)	2014	2013	2012

Balance at beginning of year	$21	$20	$19
Additions	3	2	2
Deductions from reserves	(4)	(1)	(1)

Balance at end of year	$20	$21	$20

Inventories

as of December 31 (in millions)	2014	2013

Raw materials	$524	$529
Work in process	976	971
Finished goods	460	422

Total	$1,960	$1,922

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and market value for work in process and finished goods is based on net realizable value.

Property, Plant and Equipment, Net

as of December 31 (in millions)	2014	2013

Land	$105	$99
Buildings and leasehold improvements	1,260	1,240
Machinery and equipment	2,259	2,101
Construction in progress	2,109	1,518

Total property, plant and equipment, at cost	5,733	4,958
Accumulated depreciation	(1,541)	(1,582)

Property, plant and equipment (PP&E), net	$4,192	$3,376

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease (including any renewal periods, if appropriate) or the asset, whichever is shorter. Machinery and equipment includes capitalized software costs, which are amortized on a straight-line basis over the estimated useful lives of the software. Depreciation expense was $189 million in 2014, $168 million in 2013, and $150 million in 2012. Gross assets recorded under capital leases and reported in buildings and leasehold improvements were $283 million and $20 million as of December 31, 2014 and December 31, 2013, respectively, and associated accumulated depreciation was $3 million and $1 million as of December 31, 2014 and December 31, 2013, respectively.

Acquisitions

Results of operations of acquired companies are included in the Company’s results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of these net assets is recorded as goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date.

Contingent consideration is recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent considerations are recognized in earnings.

Research and Development

Research and development (R&D) costs are expensed as incurred. Pre-regulatory approval contingent milestone obligations to counterparties in collaborative arrangements are expensed when the milestone is achieved.

Payments made to counterparties on or after regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangible assets, net of accumulated amortization.

Acquired in-process R&D (IPR&D) is the value assigned to products under development acquired in a business combination which have not received regulatory approval and have no alternative future use. Acquired IPR&D is capitalized as an indefinite-lived intangible asset. Development costs incurred after the acquisition date are expensed as incurred. Upon receipt of regulatory approval of the related product, the indefinite-lived intangible asset is accounted for as a finite-lived intangible asset and generally amortized on a straight-line basis over the estimated economic life of the related product, subject to annual impairment reviews as discussed below. If the R&D project is abandoned, the indefinite-lived asset is charged to expense.

Collaborative Arrangements

The Company enters into collaborative arrangements in the normal course of business. These collaborative arrangements take a number of forms and structures, and are designed to enhance and expedite long-term sales and profitability growth. These arrangements generally provide that the Company obtain commercialization rights to a product under development. The agreements often require the Company make upfront payments and include additional contingent milestone payments relating to the achievement of specified development, regulatory and commercial milestones, as well as royalty payments. The Company may also be responsible for other on-going costs associated with the arrangements, including R&D cost reimbursements to the counterparty.

Royalty payments are expensed as cost of sales when they become due and payable. Any purchases of product from the partner during the development stage are expensed as R&D, while such purchases during the commercialization phase are capitalized as inventory and recognized as cost of sales when the related finished products are sold. The Company presents upfront payments to collaboration partners as investing activities and milestone payments as operating activities in the combined statements of cash flows.

Business Optimization Charges

The Company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. Employee termination costs are primarily recorded when actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period.

Goodwill

Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. Goodwill would be impaired if the carrying amount of a reporting unit exceeded the fair value of that reporting unit, calculated as the present value of estimated cash flows discounted using a risk-free market rate adjusted for a market participant’s view of similar companies and perceived risks in the cash flows. The implied fair value of goodwill is then determined by subtracting the fair value of all identifiable net assets other than goodwill from the fair value of the reporting unit, with an impairment charge recorded for the excess, if any, of carrying amount of goodwill over the implied fair value.

Intangible Assets Not Subject to Amortization

Indefinite-lived intangible assets, such as acquired IPR&D, are subject to an impairment review annually and whenever indicators of impairment exist. Indefinite-lived intangible assets would be impaired if the carrying amount of the asset exceeded the fair value of the asset.

Other Long-Lived Assets

The Company reviews the carrying amounts of long-lived assets, other than goodwill and intangible assets not subject to amortization, for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the Company are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge is recorded as the amount by which the carrying amount of the asset or asset group exceeds the fair value.

Income Taxes

In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate return basis although the Company’s operations have historically been included in the tax returns filed by the respective Baxter entities of which the Company’s business is a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. The Company maintains valuation allowances unless it is more likely than not that the deferred tax asset will be realized. With respect to uncertain tax positions, the Company determines whether the position is more likely than not to be sustained upon examination, based on the technical merits of the position. Any tax position that meets the more-likely-than-not recognition threshold is measured and recognized in the combined financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The liability relating to uncertain tax positions is classified as current in the combined balance sheets to the extent the Company anticipates making a payment within one year. Interest and penalties associated with income taxes are classified in the income tax expense line in the combined statements of income.

The Company maintains an income taxes payable to/from account with Baxter. The Company is deemed to settle current tax balances with the Baxter tax paying entities in the respective jurisdictions. The Company’s current income tax balances are reflected as income taxes payable and settlements, which are deemed to occur in the year following incurrence, are reflected as changes in net parent company investment in the combined balance sheets.

As a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

Changes in Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU No. 2014-09 will be effective for the Company beginning on January 1, 2017. Early adoption is not permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of adopting the new revenue standard on its combined financial statements.

NOTE 3    SUPPLEMENTAL FINANCIAL INFORMATION

Accrued Liabilities

as of December 31 (in millions)	2014	2013

Income taxes payable and deferred taxes	$356	$545
Employee compensation and withholdings	210	184
Property, payroll and certain other taxes	78	60
Accrued rebates	245	193
Accrued litigation reserves	3	73
Other	268	313

Total accrued liabilities	$1,160	$1,368

Long-Term Liabilities

as of December 31 (in millions)	2014	2013

Pension and other employee benefits	$177	$166
Contingent payment liabilities	518	291
Long-term deferred income taxes	269	228
Uncertain tax positions	88	88
Capital lease obligations	275	14
Other	66	58

Total long-term liabilities	$1,393	$845

Non-cash Investing and Financing Activities

years ended December 31 (in millions)	2014	2013	2012

Accrued capital expenditures	$29	$63	$60
Assets acquired through capital lease obligations	$263	$13	$—

NOTE 4    ACQUISITIONS AND COLLABORATIONS

Acquisitions

	2014		2013
(in millions)	Chatham	AesRx	Inspiration /Ipsen OBIZUR

Consideration transferred
Cash, net of cash acquired	$70	$15	$51
Fair value of contingent payments	77	65	269

Fair value of consideration transferred	$147	$80	$320

Assets acquired
Other intangible assets	$74	$78	$288
Other assets, net	—	—	25

Total identifiable net assets	74	78	313
Goodwill	73	2	7

Total assets acquired	$147	$80	$320

Pro forma information has not been included because these acquisitions, individually and in the aggregate did not have a material impact on the Company’s financial position or results of operations for the years ended December 31, 2014, 2013 and 2012.

Chatham Therapeutics, LLC

In May 2012, the Company entered into an exclusive global license agreement with Chatham Therapeutics, LLC (Chatham) to develop and commercialize potential treatments for hemophilia B utilizing Chatham’s gene therapy technology. The Company recognized an R&D charge of $30 million related to an upfront payment.

In April 2014, the Company acquired all of the outstanding membership interests in Chatham, obtaining all gene therapy programs related to the development and commercialization of treatments for hemophilia.

The Company made an initial payment of $70 million, and may make additional payments of up to $560 million related to the achievement of development, regulatory and first commercial sale milestones, in addition to other sales milestones of up to $780 million. The estimated fair value of the contingent payment liabilities at the acquisition date was $77 million, which was recorded in long-term liabilities, and was calculated based on the probability of achieving the specified milestones and the discounting of expected future cash flows. As of December 31, 2014, there have been no significant changes to these contingent payment liabilities.

The Company allocated $74 million of the total consideration to acquired IPR&D, which is being accounted for as an indefinite-lived intangible asset, with the residual consideration of $73 million recorded as goodwill. The acquired IPR&D primarily relates to Chatham’s hemophilia A (factor VIII) program, which was in preclinical stage at the time of the acquisition and is expected to be completed in approximately 10 years. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 12%. Additional R&D will be required prior to obtaining regulatory approval and, as of the acquisition date, incremental R&D costs were projected to be in excess of $130 million. The goodwill, which may be deductible for tax purposes depending on the ultimate resolution of the contingent payment liabilities, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the Company in the hemophilia market.

AesRx, LLC

In June 2014, the Company acquired all of the outstanding membership interests in AesRx, LLC (AesRx), obtaining AesRx’s program related to the development and commercialization of treatments for sickle cell disease.

The Company made an initial payment of $15 million, and may make additional payments of up to $278 million related to the achievement of development and regulatory milestones, in addition to sales milestones of up to $550 million. The estimated fair value of the contingent payment liabilities at the acquisition date was $65 million, which was recorded in long-term liabilities, and was calculated based on the probability of achieving the specified milestones and the discounting of expected future cash flows. As of December 31, 2014, there have been no significant changes to these contingent payment liabilities.

The Company allocated $78 million of the total consideration to acquired IPR&D, which is being accounted for as indefinite-lived intangible assets, with the residual consideration of $2 million recorded as goodwill. The acquired IPR&D relates to AesRx’s sickle cell disease program, which was in Phase II clinical trials at the time of the acquisition, and was expected to be completed in approximately five years. The value of IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 15.5%. Additional R&D will be required prior to obtaining regulatory approval and, as of the acquisition date, incremental R&D costs were projected to be in excess of $40 million.

Inspiration / Ipsen

In March 2013, the investigational hemophilia compound OBIZUR and related assets were acquired from Inspiration BioPharmaceuticals, Inc. (Inspiration), and certain other OBIZUR related assets, including manufacturing operations, were acquired from Ipsen Pharma S.A.S. (Ipsen) in conjunction with Inspiration’s bankruptcy proceedings. Ipsen was Inspiration’s senior secured creditor and had been providing Inspiration with debtor-in-possession financing to fund Inspiration’s operations and the sales process. Additionally, Ipsen was the owner of certain assets acquired in the transaction.

OBIZUR is a recombinant porcine factor VIII that was approved in the United States in 2014 for the treatment of patients with acquired hemophilia A, and is being investigated for the treatment of congenital hemophilia A patients with inhibitors.

The estimated fair value of contingent payment liabilities at the acquisition date was $269 million, based on the probability of achieving the specified milestones, of up to $135 million, and sales-based payments, and the discounting of expected future cash flows. The estimated fair value of contingent payment liabilities was recorded in other long-term liabilities as part of the consideration transferred. As of December 31, 2014, the estimated fair value of the contingent payments was $386 million, with changes in the estimated fair value recognized in other expense, net within the combined statement of income. Refer to Note 8 for additional information regarding the contingent payment liability.

Goodwill of $7 million principally included the value associated with the assembled workforce at the acquired manufacturing facility. The goodwill is deductible for tax purposes. Other intangible assets of $288 million related to acquired IPR&D activities, and the total was accounted for as an indefinite-lived intangible asset at the acquisition date. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risk associated with such activities, discounted at a rate of 13%. In 2014, the acquired IPR&D was reclassified as a definite-lived intangible asset following regulatory approval. Refer to Note 5 for further information regarding the reclassification to a definite-lived intangible asset.

Collaborations

The Company’s significant arrangements are discussed below.

Merrimack Pharmaceuticals, Inc.

In September 2014, the Company entered into an exclusive license agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) relating to the development and commercialization of MM-398 (nanoliposomal irinotecan injection), also known as “nal-IRI”. The arrangement includes all potential indications for MM-398 across all markets with the exception of the United States and Taiwan. The first indication being pursued is for the treatment of patients with metastatic pancreatic cancer who were previously treated with gemcitabine-based therapy. In 2014, the Company recognized an R&D charge of $100 million related to the upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to $870 million related to the achievement of development, regulatory, and commercial milestones, in addition to royalty payments.

CTI BioPharma Corp.

In November 2013, the Company acquired approximately 16 million shares of CTI BioPharma Corp. (CTI BioPharma), which was formerly named Cell Therapeutics, Inc., common stock for $27 million. The Company also entered into an exclusive worldwide licensing agreement with CTI BioPharma to develop and commercialize pacritinib, a novel investigational JAK2/FLT3 inhibitor with activity against genetic mutations linked to myelofibrosis, leukemia and certain solid tumors. At the time the Company entered into the agreement, pacritinib was in Phase III development for patients with myelofibrosis, a chronic malignant bone marrow disorder. Under the terms of the agreement, the Company gained commercialization rights for all indications of pacritinib outside the United States and the Company and CTI BioPharma will jointly commercialize pacritinib in the United States. The Company can terminate the arrangement at any time if certain defined costs exceed

$125 million. The Company may also terminate the agreement for convenience any time after 18 month anniversary of the execution date. CTI BioPharma is responsible for the funding of the majority of development activities as well as the manufacture of the product. In 2013, the Company recognized an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to $302 million related to the achievement of development, regulatory and commercial milestones, in addition to future royalty payments.

Coherus Biosciences, Inc.

In August 2013, the Company entered into an exclusive license agreement with Coherus Biosciences, Inc. (Coherus) to develop and commercialize a biosimilar to ENBREL® (etanercept) for Europe, Canada, Brazil and certain other markets. The Company also has the right of first refusal to certain other biosimilars in the collaboration. Under the terms of the agreement, Coherus is responsible for the development plan, preparation of regulatory filings, and manufacture of the product, subject to certain cost reimbursement by the Company. The Company can terminate the agreement if certain costs exceed a specific cap. In 2013, the Company recognized an R&D charge of $30 million related to its decision to pursue the development of etanercept. Upon entering into the agreement, the Company had the potential to make future payments of up to $169 million relating to the achievement of development and regulatory milestones, in addition to future royalty payments.

Onconova Therapeutics, Inc.

In July 2012, the Company acquired approximately 3 million shares of preferred stock in Onconova Therapeutics, Inc. (Onconova) for $50 million. Refer to Note 8 for additional information regarding this investment. In September 2012, the Company entered into an exclusive license agreement with Onconova for rigosertib, a novel targeted anti-cancer compound for the treatment of a group of rare hematologic malignancies called myelodysplastic syndromes and pancreatic cancer. The Company gained commercialization rights for the compound in Europe. Onconova is responsible for the funding of the R&D as well as the manufacture of the product. In 2012, the Company recognized an R&D charge of $50 million related to an upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to $783 million related to the achievement of development, regulatory and commercial milestones, in addition to future royalty payments.

Momenta Pharmaceuticals, Inc.

In February 2012, the Company entered into an exclusive license agreement with Momenta Pharmaceuticals, Inc. (Momenta) to develop and commercialize biosimilars. The arrangement includes specified funding by the Company, as well as other responsibilities, relating to development and commercialization activities. In 2012, the Company recognized an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to approximately $202 million related to the exercise of options to develop additional products and the achievement of technical, development and regulatory milestones for these products, in addition to future royalty payments and potential profit-sharing payments.

Unfunded Contingent Payments

At December 31, 2014, the Company’s unfunded contingent milestone payments associated with all of its collaborative arrangements totaled $2.3 billion. This total excludes any contingent royalty and profit-sharing payments. Based on the Company’s projections, any contingent payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments.

Payments to Collaboration Partners

Payments to collaboration partners classified in R&D expenses were $242 million, $80 million and $126 million in 2014, 2013 and 2012, respectively. These payments were comprised of upfront payments of $100 million, $63 million and $113 million in 2014, 2013 and 2012, respectively, and milestone payments of $117 million and $15 million in 2014 and 2013, respectively. The remainder related to R&D cost reimbursements. Payments to collaboration partners classified in cost of sales were not significant in 2014, 2013 and 2012.

NOTE 5    GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

The following is a summary of the activity in goodwill:

(in millions)

December 31, 2012	$512
Additions	7
Currency translation and other adjustments	5

December 31, 2013	524
Additions	75
Currency translation and other adjustments	(34)

December 31, 2014	$565

Goodwill additions in 2014 and 2013 primarily relate to the acquisitions of Chatham and Inspiration / Ipsen, respectively. See Note 4 for further information.

As of December 31, 2014, there were no accumulated goodwill impairment losses.

Other Intangible Assets, Net

The following is a summary of the Company’s other intangible assets:

(in millions)	Developed technology, including patents	Other amortized intangible assets	Indefinite-lived intangible assets	Total

December 31, 2014
Gross other intangible assets	$440	$29	$149	$618
Accumulated amortization	(133)	(26)	—	(159)

Other intangible assets, net	$307	$3	$149	$459

December 31, 2013
Gross other intangible assets	$192	$33	$288	$513
Accumulated amortization	(139)	(25)	—	(164)

Other intangible assets, net	$53	$8	$288	$349

Intangible asset amortization expense from continuing operations was $16 million for the years ended December 31, 2014, 2013 and 2012. The anticipated annual amortization expense for definite-lived intangible assets recorded as of December 31, 2014 is $31 million in 2015, $28 million in 2016, $25 million in 2017, $24 million in 2018 and $21 million in 2019.

The decrease in indefinite-lived intangible assets and corresponding increase in developed technology was primarily driven by the acquired IPR&D from the Inspiration / Ipsen acquisition obtaining regulatory approval. These intangible assets are being amortized on a straight-line basis over an estimated useful life of approximately 15 years. The decrease in indefinite-lived intangible assets was partially offset by additions related to the acquisitions of Chatham and AesRx.

NOTE 6    BUSINESS OPTIMIZATION CHARGES

The Company has historically participated in business optimization plans initiated by Baxter. The Company’s total charges related to these plans are presented below:

years ended December 31 (in millions)	2014	2013	2012

Cash expenses	$43	$50	$30
Non-cash expenses	—	83	14
Reserve adjustments	(10)	—	—

Total business optimization expenses	$33	$133	$44

Discontinued operations	(8)	(101)	—

Business optimization expenses in continuing operations	$25	$32	$44

These expenses primarily related to the Company’s costs associated with optimizing the overall cost structure on a global basis, as Baxter streamlined its international operations, rationalized its manufacturing facilities, enhanced its general and administrative infrastructure and re-aligned or cancelled certain R&D activities and programs. The 2014 expenses primarily included severance and other employee-related costs associated with the reorganization of certain R&D activities. The 2013 expenses included severance costs, as well as asset impairments and contract terminations associated with discontinued products and projects. In 2014, the Company refined its expectations and recorded adjustments to previous business optimization reserves that are no longer probable of being utilized. The total business optimization charges for the years ended December 31, 2014 and 2013, respectively, included severance and other non-cash impairment losses associated with the discontinuation of certain R&D programs associated with the vaccines business.

The business optimization charges are recorded as follows in the combined statements of income:

•	2014: $2 million in cost of sales, $1 million in selling, general and administrative expenses, and $22 million in R&D expenses (with an additional $8 million recorded in discontinued operations).

•	2013: $5 million in cost of sales, $3 million in selling, general and administrative expenses, and $24 million in R&D expenses (with an additional $101 million recorded in discontinued operations).

•	2012: $18 million in cost of sales, $10 million in selling, general and administrative expenses, and $16 million in R&D expenses.

The following table summarizes cash activity in the reserves related to business optimization initiatives:

(in millions)

Reserve at December 31, 2011	$36
Current year charges	30
Utilization	(21)

Reserve at December 31, 2012	45
Current year charges	50
Utilization	(31)

Reserve at December 31, 2013	64
Current year charges	43
Reserve adjustments	(10)
Utilization	(37)

Reserve at December 31, 2014	$60

The reserves are expected to be substantially utilized by the end of 2016. The Company believes that the reserves are adequate. However, adjustments may be recorded in the future as the programs are completed.

NOTE 7    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

Interest Rate Risk Management

The Company is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in benchmark interest rates relating to its anticipated issuances of debt in connection with the separation. The Company’s policy is to manage this risk to an acceptable level.

Cash Flow Hedges

In December 2014, the Company entered into forward-starting interest rate swaps to hedge the risk to earnings associated with movements in benchmark interest rates relating to the anticipated issuance of debt in connection with the separation. The Company designated these interest rate contracts as cash flow hedges. The total notional amount of the interest rate contracts outstanding was $550 million as of December 31, 2014.

As of December 31, 2014, the fair value of the interest rate contracts in liability positions was $2 million, reported in accrued liabilities, and the fair value of the interest rate contracts in asset positions was $1 million, reported in prepaid expenses and other assets. The Company recorded a net loss of $1 million in other comprehensive income during the year ended December 31, 2014. There was no ineffectiveness during the year ended December 31, 2014. The Company did not have any interest rate contracts outstanding as of December 31, 2013.

NOTE 8     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Concentrations of Credit Risk

The Company engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal and Italy. As of December 31, 2014 and 2013, the Company’s net accounts receivable from the public sector in these countries totaled $88 million and $146 million, respectively.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. Global economic conditions, governmental actions and customer-specific factors may require the Company to re-evaluate the collectability of its receivables and the Company could potentially incur additional credit losses. These conditions may also impact the stability of the Euro.

Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1—Quoted prices in active markets that the Company has the ability to access for identical assets or liabilities;

•	Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3—Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the bases used to measure financial assets and liabilities that are carried at fair value on a recurring basis in the combined balance sheets:

		Basis of fair value measurement
(in millions)	Balance at December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets
Available-for-sale securities
Equity securities	$71	$71	$—	$—
Foreign government debt securities	18	—	18	—
Interest rate contracts	1	—	1	—

Total assets	$90	$71	$19	$—

Liabilities
Contingent payments related to acquisitions	$518	$—	$—	$518
Interest rate contracts	2	—	2	—

Total liabilities	$520	$—	$2	$518

		Basis of fair value measurement
(in millions)	Balance at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets
Available-for-sale securities
Equity securities	$94	$94	$—	$—
Foreign government debt securities	18	—	18	—

Total assets	$112	$94	$18	$—

Liabilities
Contingent payments related to acquisitions	$291	$—	$—	$291

Total liabilities	$291	$—	$—	$291

For assets that are measured using quoted prices in active markets, the fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. The fair values of foreign government debt securities are obtained from pricing services or broker/dealers who use proprietary pricing applications, which include observable market information for like or same securities.

Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. The fair value of development, regulatory and commercial milestone payments reflects management’s expectations of probability of payment, and increases as the probability of payment increases or expectation of timing of payments is accelerated. As of December 31, 2014, management’s expected weighted-average probability of payment for regulatory, development and commercial milestone payments expected to occur was approximately 24%, with individual probabilities ranging from 10%-100%. The fair value of sales-based payments is based upon probability-weighted future revenue estimates, and increases as revenue estimates increase, probability weighting of higher revenue scenarios increase or expectation of timing of payment is accelerated. The following table provides information relating to the Company’s investments in available-for-sale equity securities:

(in millions)	Amortized cost	Unrealized gains	Unrealized (losses)	Fair value

December 31, 2014
Available-for-sale equity securities	$59	$21	$(9)	$71

December 31, 2013
Available-for-sale equity securities	$104	$20	$(30)	$94

In July 2012, the Company acquired approximately 3 million shares of Onconova preferred stock for $50 million, which the Company classified as available-for-sale debt securities as a result of certain mandatory redemption rights held by Baxter. In 2013, the Company reclassified the securities to available-for-sale equity securities as a result of the conversion of the preferred stock to common stock upon the completion of Onconova’s initial public offering. In 2014, the Company recorded a $45 million other-than-temporary impairment charge to write-down the investment in Onconova to its fair value of $9 million based on the duration and severity of the loss. The loss was reported in other expense, net. In 2013, the Company acquired approximately 16 million shares of CTI BioPharma common stock, which are classified as available-for-sale equity securities, for $27 million. Refer to Note 4 for additional information on the Onconova and CTI BioPharma arrangements.

The Company had cumulative unrealized gains for the available-for-sale debt securities of $1 million and less than $1 million as of December 31, 2014, and 2013, respectively. The following table is a reconciliation of the fair value measurements that use significant unobservable inputs (Level 3), which consist of contingent payments related to acquisitions and preferred stock:

(in millions)	Contingent payments	Preferred stock

Fair value as of December 31, 2012	$—	$51
Purchases	269	—
Net losses recognized in earnings	18	—
Currency translation adjustments	4	—
Conversion to a publicly traded equity security	—	(51)

Fair value as of December 31, 2013	$291	$—
Additions	142	—
Payments	(12)	—
Net losses recognized in earnings	124	—
Currency translation adjustments	(27)	—

Fair value as of December 31, 2014	$518	$—

The Company’s additions in 2014 related to the contingent payment liabilities associated with the acquisitions of Chatham and AesRx. Refer to Note 4 for additional information regarding the contingent payment liabilities. The net loss recognized in earnings and reported in other expense, net primarily related to an increase in the estimated fair value of contingent payment liabilities associated with OBIZUR and related assets from Inspiration/Ipsen.

Book Values and Fair Values of Financial Instruments

In addition to the financial instruments that the Company is required to recognize at fair value on the combined balance sheets, the Company has certain financial instruments that are recognized at historical cost or some basis other than fair value. For these financial instruments, the following table provides the values recognized on the combined balance sheets and the approximate fair values:

	Book values		Approximate fair values
as of December 31 (in millions)	2014	2013	2014	2013

Assets
Investments	$31	$5	$31	$5

Liabilities
Capital lease obligations	$276	$19	$276	$19

As of December 31, 2014, the Company recorded $64 million of income in other expense, net related to equity method investments, which primarily represented distributions from funds that sold portfolio companies as well as gains from the sale of certain investments.

The fair value of capital lease obligations is based on Level 2 inputs. Investments include certain cost method investments whose fair value is based on Level 3 inputs.

NOTE 9    COMMITMENTS AND CONTINGENCIES

Collaboration Agreement Contingent Payments

Refer to Note 4 for information regarding the Company’s unfunded contingent payments associated with collaborative arrangements.

Limited Partnership Commitments

The Company has unfunded commitments of $32 million as a limited partner in an equity investment as of December 31, 2014.

Indemnifications

During the normal course of business, the Company enters into indemnities, commitments and guarantees pursuant to which the Company may be required to make payments related to specific transactions. In addition, Baxter indemnifies the Company’s directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the Company could be obligated to make. To help address some of these risks, the Company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, the Company does not believe that any significant payments related to its indemnities will occur, and therefore the Company has not recorded any associated liabilities.

Lease Commitments

The Company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the Company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Operating lease rent expense was $42 million in 2014, $40 million in 2013 and $41 million in 2012.

Future Minimum Lease Payments

During 2014, the Company entered into a leasing arrangement for a new global innovation and research and development center in Cambridge, Massachusetts and recorded a capital lease obligation of $263 million. The arrangement calls for approximately $170 million in lease payments over an initial term of 12 years and includes two additional five year renewal options.

The following table summarizes future minimum lease payments:

as of and for the years ended December 31 (in millions)	Operating leases	Capital leases

2015	$43	$1
2016	38	7
2017	34	7
2018	26	7
2019	19	7
Thereafter	58	247

Total obligations and commitments	218	276
Interest on capital leases	—	94

Total lease obligations	$218	$370

NOTE 10    SHARE-BASED COMPENSATION

Baxter maintains an incentive stock program for the benefit of its officers, directors, and certain employees, including certain Company employees. As the Company receives employee services in consideration for the participation of the Company’s employees in these plans, a share-based payment expense for the awards granted to the Company’s employees has been reflected in the combined statements of income. The Company’s employees participate in Baxter International Inc.’s 2001 Incentive Compensation Program, 2003 Incentive Compensation Program, 2007 Incentive Plan, 2011 Incentive Plan and Employee Stock Purchase Plan.

Baxter’s share-based compensation generally includes stock options, restricted stock units (RSUs), performance share units (PSUs) and purchases under Baxter’s employee stock purchase plan.

The Company’s share-based compensation has been derived from the equity awards granted by Baxter to the Company’s employees. As the share-based compensation plans are Baxter’s plans, the amounts have been recognized through net parent company investment on the combined balance sheets.

Share-Based Compensation Expense

Share-based compensation expense relating to the Company’s employees was $31 million, $26 million and $20 million in 2014, 2013 and 2012, respectively. The related tax benefit recognized was $10 million in 2014, $9 million in 2013 and $7 million in 2012.

Approximately 50% of share-based compensation expense from continuing operations was classified in selling, general and administrative expenses in 2014, 2013 and 2012. In 2014, approximately 25% was classified in each of cost of sales and R&D expenses. In 2013 and 2012, approximately 30% was classified in cost of sales and approximately 20% was classified in R&D expenses.

Stock Options

Stock options are granted with exercise prices at least equal to 100% of the market value on the date of grant. Stock options granted to Company employees generally vest in one-third increments over a three-year period.

Stock options typically have a contractual term of 10 years. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average assumptions used in estimating the fair value of stock options granted during each year with respect to the Company employees, along with the weighted-average grant-date fair values, were as follows:

years ended December 31	2014	2013	2012

Expected volatility	23%	25%	25%
Expected life (in years)	5.5	5.5	5.5
Risk-free interest rate	1.7%	0.9%	1.0%
Dividend yield	2.8%	2.6%	2.3%
Fair value per stock option	$11	$12	$10

The expected volatility assumption is based on a weighted-average of the historical volatility of Baxter’s stock and the implied volatility from traded options on Baxter’s stock, with historical volatility more heavily weighted. The expected life assumption is primarily based on the vesting terms of the stock option, historical employee exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield reflects historical experience as well as future expectations over the expected life of the option.

The following table summarizes stock option activity for the year ended December 31, 2014 and stock option information at December 31, 2014 for Company employees:

(options and aggregate intrinsic values in thousands)	Options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2013	5,473	$57.37
Granted	1,523	69.45
Exercised	(1,201)	52.42
Forfeited	(152)	68.15
Transferred	444	59.57
Expired	(33)	52.99

Outstanding at December 31, 2014	6,054	$61.31	6.5	$72,595

Vested or expected to vest as of December 31, 2014	5,925	$61.12	6.4	$72,125

Exercisable at December 31, 2014	3,387	$55.93	4.8	$58,777

The aggregate intrinsic value in the table above represents the difference between the exercise price and Baxter’s closing stock price on the last trading day of 2014. The total intrinsic value of options exercised was $25 million, $25 million and $22 million in 2014, 2013 and 2012, respectively.

As of December 31, 2014, $15 million of unrecognized compensation cost related to stock options is expected to be recognized as expense over a weighted-average period of approximately 1.7 years.

RSUs

RSUs granted to Company employees generally vest in one-third increments over a three-year period. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period. The fair value of RSUs is determined based on the number of shares granted and the quoted price of Baxter’s common stock on the date of grant.

The following table summarizes nonvested RSU activity for the year ended December 31, 2014 for Company employees:

(share units in thousands)	Share units	Weighted- average grant- date fair value

Nonvested RSUs at December 31, 2013	464	$63.41
Granted	367	70.89
Vested	(189)	60.96
Transferred	39	67.76
Forfeited	(32)	67.62

Nonvested RSUs at December 31, 2014	649	$68.40

As of December 31, 2014, $23 million of unrecognized compensation cost related to RSUs is expected to be recognized as expense over a weighted-average period of approximately 1.8 years. The weighted-average grant-date fair value of RSUs granted in 2014, 2013 and 2012 was $70.89, $70.19 and $58.36, respectively. The fair value of RSUs vested in 2014, 2013 and 2012 was $14 million, $9 million and $3 million, respectively.

PSUs

Baxter’s stock compensation program for senior management includes the issuance of PSUs based on return on invested capital (ROIC) as well as market conditions. The vesting condition for ROIC PSUs is set at the beginning of each year for each tranche of the award during the three-year service period. Compensation cost for the ROIC PSUs is measured based on the fair value of the awards on the date that the specific vesting terms for each tranche of the award are established. The fair value of the awards is determined based on the quoted price of the Company’s stock on the grant date for each tranche of the award. The compensation cost for these PSUs is adjusted at each reporting date to reflect the estimated probability of achieving the vesting condition.

The fair value of PSUs based on market conditions is determined using a Monte Carlo model. A Monte Carlo model uses stock price volatility and other variables to estimate the probability of satisfying the market conditions and the resulting fair value of the award. The assumptions used in estimating the fair value of these PSUs granted during the period, along with the grant-date fair values, were as follows:

years ended December 31	2014	2013	2012

Baxter volatility	20%	21%	24%
Peer group volatility	13%-58%	13%-38%	14%-50%
Correlation of returns	0.23-0.66	0.37-0.62	0.26-0.54
Risk-free interest rate	0.7%	0.3%	0.4%
Fair value per PSU	$ 57	$ 67	$ 72

Unrecognized compensation cost related to granted unvested PSUs of $2 million at December 31, 2014 is expected to be recognized as expense over a weighted-average period of 1.6 years.

The following table summarizes nonvested PSU activity for the year ended December 31, 2014 for Company employees:

(share units in thousands)	Share units	Weighted- average grant-date fair value

Nonvested PSUs at January 1, 2013	42	$70.03
Granted	24	61.81
Vested	(24)	71.51
Transferred	5	65.27
Forfeited	—	—

Nonvested PSUs at December 31, 2014	47	$64.54

Employee Stock Purchase Plan

Nearly all Baxter employees, including the Company’s employees, are eligible to participate in Baxter’s employee stock purchase plan. The employee purchase price is 85% of the closing market price on the purchase date.

In 2011, shareholders approved the Baxter International Inc. Employee Stock Purchase Plan which reflected the merger of the previous plans for U.S. and international employees. This employee stock purchase plan provides for 10 million shares of common stock available for issuance to eligible participants.

Baxter issued approximately 0.3 million shares in 2014, 0.2 million shares in 2013 and 0.2 million in 2012 under the prior and current employee stock purchase plans to the Company’s employees. The number of shares under subscription with respect to the Company’s employees at December 31, 2014 totaled approximately 0.2 million.

NOTE 11    RETIREMENT AND OTHER BENEFIT PROGRAMS

Shared Baxter Plans

The Company’s employees participate in defined benefit pension and other postretirement plans sponsored by Baxter, which include participants of Baxter’s other businesses. Such plans are accounted for as multiemployer plans in these combined financial statements and as a result, no asset or liability was recorded by the Company to recognize the funded status of these plans.

The Company recorded expense of $37 million, $45 million, and $36 million for the years ended December 31, 2014, 2013 and 2012, respectively, relating to the Company’s employees’ participation in Baxter sponsored plans. As of December 31, 2014 and 2013, there were no required contributions outstanding.

As of December 31, 2014 and 2013, such multiemployer defined benefit pension plans were approximately 62% and 69% funded, respectively. Baxter made total aggregated contributions of $92 million, $83 million and $95 million in 2014, 2013 and 2012, respectively.

The most significant shared defined benefit plan is the U.S. Qualified plan. The Company’s employees represent approximately 40% of total participants in the U.S. Qualified plan. As of December 31, 2014 and 2013, the U.S. Qualified plan was approximately 77% and 87% funded, respectively. Baxter did not make any contributions to the U.S. Qualified plan in 2014, 2013, or 2012. Baxter has no obligation to fund the U.S. Qualified plan in 2015.

Austrian Pension Plan

The Company is the sole sponsor for certain Austrian defined benefit pension plans. Information for these defined benefit plans are as follows:

as of and for the years ended December 31 (in millions)	2014	2013

Change in benefit obligation:
Projected benefit obligation, beginning of period	$156	$146
Service cost	6	6
Interest cost	5	5
Actuarial loss/(gain)	33	(3)
Benefit payments	(5)	(5)
Settlements	(3)	(2)
Foreign exchange and other	(26)	9

Projected benefit obligation, end of period	$166	$156

Change in plan assets:
Employer contributions	$8	$7
Settlements	(3)	(2)
Benefits paid	(5)	(5)

Fair value of plan assets, end of year	—	—

Under funded status of the plans	$(166)	$(156)

Amounts recognized in the combined balance sheets:
Current liability	$(5)	$(6)
Noncurrent liability	(161)	(150)

Net liability recognized at December 31	$(166)	$(156)

for the years ended December 31 (in millions)	2014	2013	2012

Net periodic benefit cost:
Service cost	$6	$6	$4
Interest cost	5	5	5
Amortization of actuarial loss	3	4	1
Settlement charge	1	1	—

Total net periodic benefit cost	$15	$16	$10

Net periodic benefit cost in the table above includes net periodic benefit costs from discontinued operations of $1 million, $2 million and $1 million for 2014, 2013 and 2012, respectively. The accumulated benefit obligation for the Austrian defined benefit plan was $133 million and $125 million at December 31, 2014 and 2013, respectively. The accumulated benefit obligations exceeded plan assets at December 31, 2014, 2013 and 2012.

Other comprehensive loss, net of tax for the Austrian defined benefit plan was $1 million, $7 million, and $27 million for the years ended December 31, 2014, 2013 and 2012, respectively, which solely consisted of net actuarial losses.

The weighted average assumptions used to determine the net cost and benefit obligations for the Austrian defined benefit plan are as follows:

	2014	2013	2012

Discount rate	2.00%	3.30%	3.25%
Rate of compensation increase	3.50%	3.50%	3.50%

Total benefit payments expected to be paid to participants are as follows:

(in millions)	Pension benefits

2015	$5
2016	5
2017	6
2018	7
2019	7
2020 through 2024	45

Total expected net benefit payments for next 10 years	$75

U.S. Defined Contribution Plan

Most of the Company’s U.S. employees are eligible to participate in Baxter’s qualified defined contribution plan. The Company recorded expense of $20 million in 2014, $16 million in 2013 and $13 million in 2012 related to this plan.

NOTE 12    ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity that do not arise from transactions with the Parent and consists of net income, foreign currency translation, pension and unrealized gains and losses on available-for-sale investments and other. The following is a net-of-tax summary of the changes in AOCI by component for the years ended December 31, 2014 and 2013.

(in millions)	Foreign Currency Translation	Pension	Available-for-sale Investments and Other	Total

Gains (losses)
Balance as of December 31, 2013	$—	$(51)	$(13)	$(64)
Other comprehensive income before reclassifications	(387)	(4)	(21)	(412)
Amounts reclassified from AOCI (a)	—	3	40	43

Net other comprehensive (loss) income	(387)	(1)	19	(369)

Balance as of December 31, 2014	$(387)	$(52)	$6	$(433)

(in millions)	Foreign Currency Translation	Pension	Available-for-sale Investments and Other	Total

Gains (losses)
Balance as of December 31, 2012	$(72)	$(44)	$2	$(114)
Other comprehensive income before reclassifications	72	(11)	(19)	42
Amounts reclassified from AOCI (a)	—	4	4	8

Net other comprehensive income (loss)	72	(7)	(15)	50

Balance as of December 31, 2013	$—	$(51)	$(13)	$(64)

(a)	See table below for details about the reclassifications for the years ended December 31, 2014 and 2013.

The following is a summary of the amounts reclassified from AOCI to net income during the years ended December 31, 2014 and 2013.

	Amounts reclassified from AOCI (a)
(in millions)	2014		2013		Location of impact in income statement

Amortization of pension
Actuarial losses and other	$(4	)(b)	$(5	)(b)

	(4)		(5)		Total before tax
	1		1		Tax benefit

	$(3)		$(4)		Net of tax

Losses on available-for-sale investments
Other-than-temporary impairment of available-for-sale equity securities	$(45)		$(6)		Other expense, net

	(45)		(6)		Total before tax
	5		2		Tax benefit

	$(40)		$(4)		Net of tax

Total reclassification for the period	$(43)		$(8)		Total net of tax

(a)	Amounts in parentheses indicate reductions to net income.
(b)	These AOCI components are included in the computation of net periodic benefit cost disclosed in Note 11.

NOTE 13    INCOME TAXES

In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although the Company’s operations have historically been included in the tax returns filed by the respective Baxter entities of which the Company’s business is a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

The Company maintains an income taxes payable to/from account with Baxter. The Company is deemed to settle current tax balances with the Baxter tax paying entities in the respective jurisdictions. The Company’s current income tax balances are reflected as income taxes payable and settlements, which are deemed to occur in the year following incurrence, are reflected as changes in net parent company investment in the combined balance sheets.

Income Before Income Tax Expense by Category

years ended December 31 (in millions)	2014	2013	2012

United States	$728	$881	$710
International	804	732	851

Income before income taxes	$1,532	$1,613	$1,561

Income Tax Expense

years ended December 31 (in millions)	2014	2013	2012

Current
United States	$273	$326	$267
International	5	42	67

Current income tax expense	278	368	334

Deferred
United States	27	(40)	23
International	41	(3)	(1)

Deferred income tax expense (benefit)	68	(43)	22

Income tax expense	$346	$325	$356

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2014	2013

Deferred tax assets
Accrued expenses	$245	$295
Retirement benefits	45	40
Tax credits and net operating losses	3	2

Total deferred tax assets	293	337

Deferred tax liabilities
Subsidiaries’ unremitted earnings	(34)	(53)
Asset basis differences	(288)	(284)

Total deferred tax liabilities	(322)	(337)

Net deferred tax liability	$(29)	$—

At December 31, 2014, the Company had foreign operating loss carryforwards totaling $3 million, and no foreign tax credit carryforwards. Realization of the foreign operating loss carryforwards depends on generating sufficient taxable income in future periods. No valuation allowances were recorded to reduce the deferred tax assets associated with the net operating loss carryforwards because the Company believes it is more likely than not that these assets will be fully realized prior to expiration. The Company will continue to evaluate the need for valuation allowances and, as circumstances change, the valuation allowance may change.

Income Tax Expense Reconciliation

years ended December 31 (in millions)	2014	2013	2012

Income tax expense at U.S. statutory rate	$536	$565	$546
Tax incentives	(111)	(146)	(132)
State and local taxes	26	31	26
Foreign taxes less than U.S. Rate	(98)	(89)	(94)
Branded Prescription Drug Fee	20	7	6
Permanent Items	8	(3)	(5)
Credits	(7)	(10)	(7)
Uncertain tax position (UTP)	(19)	(30)	12
Other	(9)	—	4

Income tax expense	$346	$325	$356

Management intends to continue to reinvest previous earnings in several jurisdictions outside of the United States indefinitely, and therefore has not recorded a U.S. income tax liability related these earnings. As of December 31, 2014 the Company had unremitted earnings of approximately $1.3 billion. If the Company decides at a later date to repatriate these earnings to the United States, the Company would be required to provide for the net tax effects on these amounts. It is not practicable to determine the net tax effects of a repatriation of these earnings.

Unrecognized Tax Benefits

The Company classifies interest and penalties associated with income taxes in the income tax expense line in the combined statements of income. Net interest and penalties (payments) expense recorded during 2014, 2013 and 2012 were ($14) million, $2 million and $6 million, respectively. The liability recorded at December 31, 2014 and 2013 related to interest and penalties was $34 million and $47 million, respectively.

The following is a reconciliation of the Company’s unrecognized tax benefits for the years ended December 31, 2014, 2013 and 2012.

as of and for the years ended (in millions)	2014	2013	2012

Balance at beginning of the year	$81	$259	$253
Increase associated with tax positions taken during the current year	2	7	3
Increase associated with tax positions taken during a prior year	(4)	—	3
Settlements	(6)	(179)	—
Decrease associated with lapses in statutes of limitations	(8)	(6)	—

Balance at end of the year	$65	$81	$259

Of the gross unrecognized tax benefits, $99 million and $129 million were recognized as liabilities in the combined balance sheets as of December 31, 2014 and 2013, respectively.

None of the positions included in the liability for uncertain tax positions related to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Tax Incentives

The Company has received tax incentives in Switzerland, and certain other taxing jurisdictions outside the United States. The financial impact of the reductions as compared to the statutory tax rates is indicated in the income tax expense reconciliation table above.

Examination of Tax Returns

As of December 31, 2014, the Company had on-going audits in the United States, Switzerland, Austria and Italy. While the final outcome of these matters is inherently uncertain, the Company believes that it has made adequate provisions for all years subject to examination.

NOTE 14    LEGAL PROCEEDINGS

The Company, as a part of Baxter, is involved in product liability, patent, commercial, and other legal matters that arise in the normal course of the Company’s business. The Company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. As of December 31, 2014, the Company’s total recorded reserves with respect to legal matters were $24 million.

The Company is not able to estimate the amount or range of any loss for certain contingencies for which there is no reserve or additional loss for matters already reserved. While the liability of the Company in connection with the claims cannot be estimated and although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company’s results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the Company’s combined financial position. While the Company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the Company may incur material judgments or enter into material settlements of claims.

The Company remains subject to the risk of future administrative and legal actions. With respect to governmental and regulatory matters, these actions may lead to product recalls, injunctions, and other restrictions on the Company’s operations and monetary sanctions, including significant civil or criminal penalties. With respect to intellectual property, the Company may be exposed to significant litigation concerning the scope of the Company’s and others’ rights. Such litigation could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

General Litigation

The Company was a defendant, along with others, in a number of lawsuits combined for pretrial proceedings in the U.S.D.C. for the Northern District of Illinois alleging that the Company and certain of its competitors conspired to restrict output and artificially increase the price of plasma-derived therapies since 2003. The Company settled with the direct purchaser plaintiffs for $64 million, which was paid during the first quarter of 2014.

NOTE 15    GEOGRAPHIC AND PRODUCT INFORMATION

Geographic Information

Net sales are based on customer location and long-lived assets are based on physical location.

years ended December 31 (in millions)	2014	2013	2012

Net sales
United States	$3,016	$2,861	$2,687
Rest of world	2,936	2,694	2,623

Combined net sales	$5,952	$5,555	$5,310

as of December 31 (in millions)		2014	2013

Property, Plant and Equipment, Net
United States		$2,411	$1,472
Austria		717	812
Switzerland		353	382
Singapore		333	308
Rest of world		378	402

Combined property, plant and equipment, net		$4,192	$3,376

Significant Product Sales

The following is a summary of net sales for the Company’s four product categories.

years ended December 31 (in millions)	2014	2013	2012

Hemophilia[1]	$2,984	$2,785	$2,627
Immunoglobulin Therapies[2]	1,677	1,615	1,583
Inhibitor Therapies[3]	744	652	614
BioTherapeutics[4]	547	503	486

Combined net sales	$5,952	$5,555	$5,310

[1]	Primarily includes sales of recombinant factor VIII and factor IX products (ADVATE, RECOMBINATE, and RIXUBIS) and plasma-derived hemophilia products (primarily factor VII, factor VIII, and factor IX).
[2]	Includes sales of antibody-replacement immunoglobulin therapy products, including GAMMAGARD LIQUID, SUBCUVIA, and HYQVIA.
[3]	Includes sales of FEIBA, a plasma-derived hemophilia product to treat patients who have developed inhibitors and OBIZUR, and recombinant porcine factor VIII product for the treatment of acquired Hemophilia A.
[4]	Includes primarily plasma-derived specialty therapies including albumin and alpha-1 antitrypsin products.

NOTE 16    RELATED PARTIES

The Company has not historically operated as a standalone business and has various relationships with Baxter whereby Baxter provides services to the Company.

Corporate Overhead and Other Allocations from Baxter

Baxter provides the Company certain services, which include, but are not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had the Company been a separate, standalone entity. Baxter charges the Company for these services based on direct and indirect costs. When specific identification is not practicable, a proportional cost method is used, primarily based on sales, headcount, or square footage. These allocations were reflected as follows in the combined financial statements:

years ended December 31 (in millions)	2014	2013	2012

Cost of sales allocations	$12	$37	$28
Selling, general and administrative allocations	511	540	552
Research and development allocations	14	15	14
Other expense, net allocations	1	4	—

Total corporate overhead and other allocations from Baxter	$538	$596	$594

The financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of the Company in the future or what they would have been had the Company been a separate, standalone entity during the periods presented. Management believes that the methods used to allocate expenses to the Company are reasonable.

Share-based Compensation

As discussed in Note 10, the Company’s employees participate in Baxter share-based compensation plans, the costs of which have been allocated to the Company and recorded in cost of sales, selling and administrative expenses, and R&D expenses in the combined statements of income. Share-based compensation costs related to the Company’s employees were $31 million, $26 million and $20 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Retirement Plans

As discussed in Note 11, the Company’s employees participate in defined benefit pension and other postretirement plans sponsored by Baxter, the costs of which have been recorded in cost of sales, selling, general and administrative expenses, and R&D expenses in the combined statement of income. The costs of such plans related to the Company’s employees were $37 million, $45 million and $36 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Centralized Cash Management

Baxter uses a centralized approach to cash management and financing of operations. The majority of the Company’s subsidiaries are party to Baxter’s cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances are swept regularly from the Company’s accounts. Cash transfers to and from Baxter’s cash concentration accounts and the resulting balances at the end of each reporting period are reflected in net parent company investment in the combined balance sheets.

Debt

Baxter’s third-party debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt and Baxter borrowings were not directly attributable to the Company’s business.

NOTE 17    DISCONTINUED OPERATIONS

In July 2014, the Company entered into an agreement with Pfizer Inc. to sell its commercial vaccines business, including NeisVac-C, a vaccine which helps protect against meningitis caused by group C meningococcal meningitis, and FSME-IMMUN, which helps protect against tick-borne encephalitis (TBE), an infection of the brain transmitted by the bite of ticks infected with the TBE-virus, and committed to a plan to divest the remainder of its vaccines business, which includes certain R&D programs. The Company completed the divestiture of the commercial vaccines business in December 2014 and received cash proceeds of $639 million and recorded an after-tax gain of $417 million. The Company entered into a separate agreement with Nanotherapeutics, Inc. for the sale of the remainder of the vaccines business in December 2014, which is expected to be completed in the second quarter of 2015. As a result of the divestitures, the operations and cash flows of the vaccines business have been eliminated from the ongoing operations of the Company.

Following is a summary of the operating results of the vaccines business, which have been reflected as discontinued operations for the years ended December 31, 2014, 2013 and 2012.

years ended December 31 (in millions)	2014	2013	2012

Net sales	$301	$292	$254
Income from operations before income taxes, excluding gain on sale	150	3	51
Gain on sale before income taxes	466	—	—
Income tax expense	(65)	(3)	(8)

Net income	$551	$—	$43

NOTE 18    SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition or disclosure through April 10, 2015, the date the combined financial statements were available to be issued.

SuppreMol Acquisition

In March 2015, the Company acquired SuppreMol GmbH (SuppreMol), a privately held biopharmaceutical company based in Germany, for approximately $225 million. Through the acquisition, the Company has acquired SuppreMol’s early-stage pipeline of treatment options for autoimmune and allergic diseases and its operations in Munich, Germany. The acquired investigational treatments will complement and build upon the Company’s immunology portfolio and offer an opportunity to expand into new areas with significant market potential and unmet medical needs in autoimmune diseases. The acquisition will be accounted for as a business combination in the first quarter of 2015. The initial accounting for the transaction is incomplete, pending completion of valuations for the assets acquired and liabilities assumed.